Filed Pursuant to Rule 424(b)(4)
Registration No. 333-181527

PROSPECTUS

3,000,000

5.75% Series A Mandatory Convertible Junior Non-Voting Preferred Shares

Intelsat S.A.

(formerly known as Intelsat Global Holdings S.A.)

We are offering 3,000,000 of our 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value $0.01 per share (the “Series A preferred shares”).

Dividends on our Series A preferred shares will be payable on a cumulative basis when, as and if declared by our board of directors or by a general meeting of our shareholders, at an annual rate of 5.75% on the liquidation preference of $50.00 per share. We may pay declared dividends in cash or, subject to certain limitations, in common shares or any combination of cash and common shares on February 1, May 1, August 1 and November 1 of each year, commencing on August 1, 2013 and to, and including, May 1, 2016.

Each Series A preferred share will automatically convert on May 1, 2016 into between 2.2676 and 2.7778 of our common shares, subject to anti-dilution adjustments. The number of our common shares issuable on conversion will be determined based on the average of the closing prices per common share over the 40 trading day period ending on the third trading day prior to the mandatory conversion date. At any time prior to May 1, 2016, holders may elect to convert each Series A preferred share into common shares at the minimum conversion rate of 2.2676 common shares per Series A preferred share, subject to anti-dilution adjustments. If you elect to convert any Series A preferred shares during a specified period beginning on the effective date of a cash acquisition (as described herein) of us, the conversion rate will be adjusted under certain circumstances and you will also be entitled to a cash acquisition dividend make-whole amount (as described herein).

Concurrently with this offering, we are also making an initial public offering of 19,323,672 of our common shares. The initial public offering price of our common shares is $18.00 per common share. We have granted the underwriters of that offering an option to purchase up to an additional 2,898,550 common shares to cover over-allotments. The closing of this offering of Series A preferred shares is conditioned upon the closing of the initial public offering of our common shares, but the closing of the initial public offering of common shares is not conditioned upon the closing of this offering of Series A preferred shares.

Prior to this offering, there has been no public market for our Series A preferred shares or our common shares. Our Series A preferred shares have been approved for listing on the New York Stock Exchange under the symbol “I PR A.” Our common shares have been approved for listing on the New York Stock Exchange under the symbol “I.”

Investing in our Series A preferred shares involves risks. See “Risk Factors” beginning on page 24.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us
Per Share	$50.00	$2.375	$47.625
Total	$150,000,000.00	$7,125,000.00	$142,875,000.00

To the extent that the underwriters sell more than 3,000,000 Series A preferred shares, the underwriters have a 30-day option to purchase up to an additional 450,000 Series A preferred shares from us on the same terms set forth above. See the section of this prospectus entitled “Underwriting.”

The underwriters have agreed to reimburse us for a portion of our expenses in connection with the offerings. See “Expenses Relating to the Offering.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series A preferred shares against payment in New York, New York on or about April 23, 2013.

in alphabetical order

Goldman, Sachs & Co.	J.P. Morgan	Morgan Stanley	BofA Merrill Lynch

Barclays	Credit Suisse	Deutsche Bank Securities	Nomura	UBS Investment Bank

Evercore Partners	HSBC	RBC Capital Markets	LionTree	Raymond James

April 17, 2013

NETWORK SERVICES

MEDIA

GOVERNMENT

INTELSAT...

A critical layer in the global communications infrastructure, enabling the world's leading media, fixed and wireless telecommunications, data networking and enterprise and governmental organizations to deliver news, data and entertainment to their customers and users at home, at work or on the move. Using the world's largest integrated satellite and fiber network to provide diversified communications services, Intelsat's ubiquitous coverage and broadcast capabilities complement existing fiber and wireless technologies to deliver content globally.

- Ubiquitous broadband for emerging regions
- Telecom infrastructure
- Corporate networks
- Maritime and aeronautical broadband
- Cellular backhaul in emerging regions

- Distribution of television programming regionally and globally
- Direct-to-home platforms for service providers
- Worldwide event broadcasting

- Reliable and secure global bandwidth
- In-theater fixed and mobile communications solutions for military
- Customized end-to-end solutions

INTELSAT

Closer, by far

INTELSAT

Intelsat operates the world's largest satellite services business, providing a critical companies and their customers at home and at work, on land, sea or air, for news

IntelsatOne[SM]
FIBER NETWORK
36,000 miles

BT FIBER

SALES
OFFICES

SATELLITES
DEPLOYED

IntelsatOne[SM]
POINTS OF PRESENCE

BT POINTS
OF PRESENCE

PCCW POINTS
OF PRESENCE

INTELSAT
TELEPORTS

PARTNER
TELEPORTS

-90°
Napa
Denver
Fillmore
Mountainside
New York
Washington DC
Atlanta
Riverside
Los Angeles
TO/FROM
ASIA-PACIFIC
Miami
Paumalu
Mexico City
G-15
G-12
G-13 & H-1
G-14
G-18
G-23
G-16
G-19
G-3C
G-25
G-17
G-28
IS-21 & IS-16
IS-805 & G-11
IS-23
IS-1R
IS-14
IS-11 & IS-9
IS-903
IS-25

Global Leader

We operate more satellite capacity, have more revenue, more commercial customers and more services in more countries than any other commercial satellite operator.

layer in the global communications infrastructure between 1,400
, data and entertainment.

0°
+90°
+180°
Hilversum
London
Paris
Frankfurt
Fuchsstadt
Beijing
Kumsan
Tokyo
Dubai
New Delhi
Mumbai
Chennai
Hong Kong
Singapore
TO/FROM CALIFORNIA
IS-907
IS-905
IS-901
IS-10-02 & IS-1W
IS-603
IS-28 & IS-702
IS-12 & G-27
IS-10
IS-26 & G-26
IS-904
IS-902
IS-906
IS-17
IS-20 & IS-7
IS-22 & Leasat-5
IS-15 & H-2
IS-706
IS-19
IS-5 & IS-8
IS-18
Johannesburg
Sydney
de Janeiro

Global Network

One of the largest, most technologically advanced and most flexible communications networks, with over 50 geosynchronous satellites and the IntelsatOne℠ terrestrial IP/MPLS infrastructure of fiber, teleports and shared video and data networking platforms.

Global Business

We have a diversified business across customers, services and regions with little revenue concentration by customer, satellite or geography. Our diversity reduces market and operating risks and enables us to pursue a broader set of commercial opportunities.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus. We will update this prospectus to the extent required by law.

The laws of certain jurisdictions may restrict the distribution of this prospectus and the offer and sale of the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares. Persons into whose possession this prospectus or any Series A preferred shares and common shares issued upon conversion of the Series A preferred shares may come must inform themselves about, and observe, any such restrictions on the distribution of this prospectus and the offer and sale of the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares. In particular there are restrictions on the distribution of this prospectus and the offer or sale of the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares in the United States, the European Economic Area, the United Kingdom, Singapore, Hong Kong, Japan, Dubai and Switzerland. Neither we nor our representatives are making any representation to any offeree or any purchaser of the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares regarding the legality of any investment in the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares by such offeree or purchaser under applicable legal investment or similar laws or regulations. Accordingly, no Series A preferred shares or common shares issued upon conversion of the Series A preferred shares may be offered or sold, directly or indirectly, and neither this prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. When used in this prospectus, the words “may,” “will,” “ might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-

i

looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our belief that we are well positioned to experience growth in free cash flow in the near future based on our backlog, our high operating leverage, the conclusion of our fleet investment program and our stable tax profile; our ability to efficiently incorporate new technologies into our network to capture growth; our intention to maximize our revenues and returns by managing our capacity in a disciplined and efficient manner; our intention to leverage our satellite launches and orbital rights to supply specialized capabilities for certain customers; our goal to expand our leading fixed satellite services business to capture new business opportunities; the trends we believe will increase demand for satellite services and that we believe will allow us to capture new business opportunities in the future; our intent to consider select acquisitions of complementary businesses or technology; our expectation that the fixed satellite services sector will experience growth over the next few years; the trends that we believe will impact our revenue and operating expenses in the future; our assessments regarding how long satellites that have experienced anomalies in the past should be able to provide service on their transponders; our assessment of the risk of additional anomalies occurring on our satellites; our expectation that certain anomalies will not result in the acceleration of capital expenditures; our plans for satellite launches in the near term; our expected capital expenditures in 2013 and during the next several years; our belief that the diversity of our revenue and customer base allows us to recognize trends, capture new growth opportunities, and gain experience that can be transferred to customers in other regions, enables us to capitalize on changing market conditions and mitigates the impact of fluctuations in any specific customer type or geographic region; our belief that our global scale, diversity, collection of spectrum rights, technical expertise and fully integrated hybrid network form a strategic platform that positions us to identify and capitalize on new opportunities in satellite services; our belief that the scale of our fleet can reduce the financial impact of any satellite or launch failures and protect against service interruption; the impact on our financial position or results of operations of pending legal proceedings; and our expected revenue, net loss and results of operations for the three months ended March 31, 2013.

The forward-looking statements made in this prospectus reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements speak only as of their dates and are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. Known risks include, among others, the risks discussed in “Risk Factors” in this prospectus, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Other factors that may cause results or developments to differ materially from the forward-looking statements made in this prospectus include, but are not limited to:

•	risks associated with operating our in-orbit satellites;

•	satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

•

potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches;

•

our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

•	possible future losses on satellites that are not adequately covered by insurance;

•	U.S. and other government regulation;

•	changes in our contracted backlog or expected contracted backlog for future services;

ii

•	pricing pressure and overcapacity in the markets in which we compete;

•	the competitive environment in which we operate;

•	customer defaults on their obligations to us;

•	our international operations and other uncertainties associated with doing business internationally;

•	litigation;

•	risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg (“Luxembourg”);

•	inadequate access to capital markets;

•	lack of a prior public market for our shares and volatility of our share price;

•	material dilution in net tangible book deficit;

•	future sales of our common shares in the public market;

•	our dividend policy;

•	provisions in our articles of incorporation;

•	failure to maintain internal controls over financial reporting;

•	compliance with certain corporate governance requirements; and

•	other risks discussed in “Risk Factors” in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this prospectus and to view all forward-looking statements made in this prospectus with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

This prospectus includes information with respect to market share and industry conditions from third-party sources, public filings and based upon our estimates using such sources when available. While we believe that such information and estimates are reasonable and reliable, we have not independently verified the data from third-party sources, including 19th Satellite Communications & Broadcasting Markets Survey, Forecasts to 2021, dated September 2012, by Euroconsult; Broadband Satellite Markets, 11th Edition, dated December 2012, by NSR; Mobile Satellite Services, 8th Edition, dated May 2012, by NSR; Global Assessment of Satellite Demand, 9th Edition, dated September 2012, by NSR; Global Military Satellite Communications, 9th Edition, dated September 2012, by NSR; Pyramid Research Latin America Forecast Insights, dated September 2012, and Pyramid Research Asia Pacific Forecast Insight, dated September 2012, by Pyramid Research. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by independent sources. Specifically, when we refer to the relative size, regions served, number of customers contracted, experience and financial performance of our business as compared to other companies in our sector, our assertions are based upon public filings of other operators and comparisons provided by third-party sources, as outlined above.

Throughout this prospectus, unless otherwise indicated, references to market positions are based on third-party market research. If a market position or statement as to industry conditions is based on internal research, it is identified as management’s belief. Throughout this prospectus, unless otherwise indicated, statements as to our relative positions as a provider of services to customers and markets are based upon our market share. For additional information regarding our market share with respect to our customer sets, services and markets, and the bases upon which we determine our market share, see “Business.”

iii

PROSPECTUS SUMMARY

This summary highlights selected information about us and the Series A preferred shares and common shares issued upon conversion of the Series A preferred shares that we are offering, but does not contain all of the information you should consider before investing in our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares. Before making an investment decision you should read this entire prospectus carefully, including the risks of investing in our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares described under “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.”

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “Intelsat” refer to Intelsat Global Holdings S.A. and its consolidated subsidiaries. Prior to the pricing of this offering, Intelsat Global Holdings S.A. was renamed “Intelsat S.A.” and Intelsat S.A., Intelsat Global Holdings S.A.’s existing indirect wholly-owned subsidiary, was renamed “Intelsat Investments S.A.” Unless the context requires otherwise, all references in this prospectus to Intelsat Global Holdings S.A. and Intelsat S.A. refer to each entity prior to the respective name changes. In this prospectus, unless the context otherwise requires, all references to transponder capacity or demand refer to transponder capacity or demand in the C-band and Ku-band only. Unless the context otherwise requires, references to “the offerings” refer collectively to the offering of our common shares and the offering of our Series A preferred shares.

Our Company

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We generate more revenue and more EBITDA, operate more satellite capacity, hold more orbital location rights, contract more backlog, serve more commercial customers and deliver services in more countries than any other commercial satellite operator. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications, multinational corporations and Internet service providers (“ISPs”). We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our network solutions are a critical component of our customers’ infrastructures and business models. Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for unmanned aerial vehicles to enabling essential network backbones for telecommunications providers in high-growth emerging regions. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

We believe that we have one of the largest, most reliable and most technologically advanced commercial communications networks in the world. Our global communications system features a fleet of over 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the fixed satellite services (“FSS”) sector. Our satellite capacity is complemented by our suite of IntelsatOneSM managed services, including our terrestrial network comprised of leased fiber optic cable, multiplexed video and data platforms and owned and operated teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

•	Fast and scalable media and communications infrastructure deployments;

•	Superior end-to-end network availability as compared to the availability of terrestrial networks, due to fewer potential points of failure;

•	Highly reliable bandwidth and consistent application performance, as satellite beams effectively blanket service regions;

•	Ability to extend beyond terrestrial network end points or to provide an alternative path to terrestrial infrastructure;

•	Efficient content distribution through the ability to broadcast high quality signals from a single location to many locations simultaneously;

•	Video neighborhoods, or capacity at orbital locations with a large number of consumer dishes or cable headend dishes pointed to them maximizing potential distribution of television programming; and

•	Rapidly deployable communications infrastructure for disaster recovery.

As of December 31, 2012, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $10.7 billion, or more than four times our 2012 annual revenue. For the year ended December 31, 2012, we generated revenue of $2.6 billion and net loss attributable to Intelsat Global Holdings S.A. of $151.1 million. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $2.0 billion, or 77% of revenue, for the year ended December 31, 2012.

We believe we are well-positioned to experience growth in free cash flow in the near future based on the following factors:

•	Significant long-term contracted backlog, enabling us to generate steady and predictable revenue streams;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 78% over the three year period ended December 31, 2012;

•	Our $3.7 billion fleet investment program that began in 2008 was substantially complete by the end of 2012, enhancing our future revenue potential; and

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable bandwidth, provide us with a platform for success.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The FSS sector is expected to generate revenues of approximately $11.6 billion in 2013, and C- and Ku-band transponder service revenue is expected to grow by a compound annual growth rate (“CAGR”) of 4.1% from 2012 to 2017 according to a study issued in 2012 by NSR, a leading international market research and consulting firm specializing in satellite and wireless technology and applications.

In recent years, the addressable market for FSS has expanded to include mobile applications because existing mobile satellite systems cannot provide the broadband access required by high bandwidth mobile platforms, such as ships and aircrafts, including unmanned aerial vehicles.

Our sector is noted for having favorable operating characteristics, including long-term contracts, high renewal rates and strong cash flows. The fundamentals of our sector—solid growth in demand, moderate price improvements and high operating margins—were maintained throughout the recent economic downturn, demonstrating resilient growth during a period that resulted in recession or slower growth in many regions of the world.

There is a finite number of geostationary orbital slots in which FSS satellites can be located, and many orbital locations already hold operating satellites pursuant to complex regulatory processes involving many international and national governmental bodies. We currently hold the largest number of rights to orbital slots in the most valuable C- and Ku-band spectrums.

We believe a number of fundamental trends are creating increasing demand for satellite services:

•	Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them while creating new audiences for content;

•	Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations;

•	The emergence of new content consumers resulting from economic growth in developing regions results in increased demand for free-to-air and pay-TV content, including cable and direct-to-home (“DTH”);

•	Proliferation of formats results in increased bandwidth requirements as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies;

•	Mobility applications, such as wireless phone services, maritime communications and aeronautical services, are fueling demand for mobile bandwidth; and

•	Increased government applications, such as the increased use of fixed and mobile technology in regions of conflict, are fueling demand for satellite capacity.

Our Customer Sets and Growing Applications

We focus on business-to-business services, indirectly enabling enterprise, government and consumer applications through our customers. Our customer contracts offer four different service types: transponder services, managed services, channel services and mobile satellite services and other. We also perform satellite-related consulting and technical services for various third parties, such as operating satellites for other satellite owners.

Network Services

We are the world’s largest provider of satellite capacity for network services, according to Euroconsult, with a 33% global share. Our satellite capacity, paired with our terrestrial network comprised of leased fiber, teleports and data networking platforms, enables the transmission of video, data and voice to and from virtually any point on the surface of the earth. There is an increasing need for basic and high-speed connectivity in developed and emerging regions around the world. We provide an essential element of the infrastructure supporting the rapid expansion of wireless services in many emerging regions.

Network services is our largest customer set and accounted for 46% of our revenue for the year ended December 31, 2012 and $3.6 billion of our contracted backlog as of December 31, 2012. Our business generated from the network services sector is generally characterized by non-cancellable, two to five year contracts with many of the world’s leading communications providers, including fixed and wireless communications companies, multinational corporations and corporate network services providers, including very small aperture terminal (“VSAT”) service providers to vertical markets, including banks, value-added service providers, such as those serving the oil and gas and maritime industries, and multinational corporations and entities.

Highlights of our network services business include the following:

•

We provide services to many of the world’s largest telecommunications companies. Of the customers we categorize as telecommunications companies, our revenue from the top 25 in aggregate grew at a CAGR of 6.6% from 2008 to 2012;

•

We believe we are the world’s largest provider of satellite capacity for satellite-based private data networks, including VSAT networks. C- and Ku-band transponder demand for these networks is expected to grow at a CAGR of 5.6% from 2012 to 2017, according to NSR;

•

We believe we are the leading provider of satellite capacity for cellular backhaul applications in emerging regions, connecting cellular access points to the global telecommunications network, a global segment expected to generate over $800 million in revenue in 2013, according to NSR.

•

Over 150 value-added network operators use our IntelsatOneSM broadband hybrid infrastructure to deliver their regional and global services. Applications for these services include corporate networks for multinationals, Internet access and broadband for maritime applications. C- and Ku-band revenue from capacity demand for broadband services for mobility applications is expected to grow at a CAGR of 26.6% from 2012 to 2017, according to NSR.

Media

We are the world’s largest provider of satellite capacity for media services, according to Euroconsult, with a 21% global share. We have delivered television programming to the world since the launch of our first satellite, Early Bird, in 1965. We provide satellite capacity for the transmission of entertainment, news, sports and educational programming for approximately 300 broadcasters, content providers and DTH platform operators worldwide. We have well-established relationships with our media customers, and in some cases have distributed their content on our satellites for over 25 years.

Media customers are our second largest customer set and accounted for 33% of our revenue for the year ended December 31, 2012 and $6.2 billion of our contracted backlog as of December 31, 2012. Our business generated from the media sector is generally characterized by non-cancellable, long-term contracts with terms of up to 15 years with premier customers, including national broadcasters, content providers and distributors, television programmers and DTH platform operators.

Highlights of our media business include the following:

•

30 of our satellites host premium video neighborhoods, offering programmers superior audience penetration, with nine serving the United States, six serving Europe, eight serving Latin America, four serving Asia and three serving Africa and the Middle East;

•

We are a leading provider of capacity used in global content distribution to media customers, according to Euroconsult. Our top 10 video distribution customers buy service on our network, on average, across four or more geographic regions, demonstrating the value provided by the global reach of our network;

•

We believe that we are the leading provider of satellite service capacity for the distribution of cable television programming in North America, with thousands of cable headends pointed to our satellites. In its 2012 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.4% from 2012 to 2017;

•

We are a leading provider of satellite services for DTH providers, according to Euroconsult, supporting more than 30 DTH platforms around the world, including DirecTV in Latin America, GVT in Brazil and Multichoice in Africa;

•

We are a leading provider of capacity used in video contribution managed occasional use services, according to Euroconsult. For instance, we have carried programming on a global basis for every Olympiad since 1968. Our services for broadcasters covering the 2012 games included the use of 11 Intelsat satellites supporting approximately 50 channels, our IntelsatOneSM terrestrial infrastructure and other production capabilities; and

•	Global C- and Ku-band transponder revenue from video applications is forecasted to grow at an overall CAGR of approximately 4.3% from 2012 to 2017, according to NSR.

Government

We are the leading provider of commercial satellite services to the government sector, according to NSR, with a 44% share of the U.S. military and government use of commercial satellite capacity worldwide. With over 45 years of experience serving this customer set, we have built a reputation as a trusted partner for the provision of highly customized, secure satellite-based solutions. The government sector accounted for 20% of our revenue for the year ended December 31, 2012 and $743.8 million of our contracted backlog as of December 31, 2012. Our satellite capacity business generated from the government sector is generally characterized by single year contracts that are cancellable by the customer upon payment of termination for convenience charges and include annual options to renew for periods of up to four additional years. Our customer base includes many of the leading government communications providers, including U.S. military and allied partners, civilian agencies and commercial customers serving the defense sector.

Highlights of our government business include the following:

•

We are the prime contractor or a leading contractor on a number of multi-year contract vehicles under which multiple branches of the government can order our commercial satellite services, including the Commercial Broadband Satellite Program and the Future COMSATCOM Services Acquisition program;

•

The reliability and scale of our fleet and planned launches of new and replacement satellites allow us to address changing demand for satellite coverage and to provide mission-critical communications capabilities;

•

Our business generated from the government sector is generally characterized by annual contracts with multi-year renewal options, consistent with U.S. government procurement practices. We have been successful in achieving an average renewal rate of 88% on our government business over the last three years; and

•

The U.S. government and military is one of the largest users of commercial satellites for government and military applications on a global basis. We currently serve approximately 100 U.S. government customers, either directly or indirectly, through resellers and government integrators.

Our leading position with the government sector has allowed us to benefit from a number of recent trends, including:

•

Growth in demand for secure high bandwidth services related to the rapidly increasing use of mobile platforms for gathering and distributing intelligence, surveillance and reconnaissance, such as the use of drones and manned aerial vehicles, which is viewed as a cost efficient technology that will continue to be used following troop withdrawals from Iraq and Afghanistan;

•

Growth in demand for commercial capacity resulting from the cancellation or delay of expensive, proprietary government satellite programs, such as the Transformational Satellite Communications Program, due to budgetary pressures;

•

Growth in demand for rapid response managed and turn-key secure communication systems encompassing design, hardware, installation and transmission capacity, often from end-to-end service providers such as Intelsat;

•

Long-term contracts resulting from the use of commercial satellite programs to host proprietary military payloads, providing a shared ride to space and on-going operations for the life of the payload; and

•	According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 4.6% from 2012 to 2017.

Our Competitive Advantages

The following competitive advantages characterize our business:

Global Leader

We are the global leader in our sector based upon both revenues and in-service transponders. We generate more revenue and more EBITDA, operate more satellite capacity, hold more orbital location rights, contract more backlog, serve more commercial customers and deliver services in more countries than any other commercial satellite operator. As a result of our leading position, we work with the world’s largest media, telecommunications and governmental organizations, integrating our global network with customers’ communications networks and aligning our capital investments to support customers’ strategic objectives.

An Exceptional Global Network

We believe that we have one of the largest, most technologically advanced and most flexible commercial communications systems in the world, comprised of a fleet of over 50 geosynchronous satellites located in well-placed orbital locations and our suite of IntelsatOneSM managed services, which consists of teleports, points of presence and leased fiber. Each region of the globe is served by multiple satellites of our fleet. Moreover, the reliability of our network is outstanding, delivering 99.993% network availability on station-kept satellites to our customers in 2012.

Diversified Business Serving Blue Chip Customers

Our business is diversified across customers, service offerings and regions, with little revenue concentration by customer, satellite or geography. Our diversity reduces our market and operating risk. For the year ended December 31, 2012, no single customer accounted for more than approximately 4% of our revenue. Our diversity, combined with our flexible transmission services, exposes us to a broad set of commercial opportunities, including supporting the growth strategies of our customers as they expand into new regions.

Customer Set	Representative Customers
Network Services	Bharti, France Telecom, MTN Group, Caprock UK Limited, Verizon, Vodafone

Media	Discovery Communications, Fox Entertainment Group, Home Box Office, DIRECTV, The Walt Disney Company, Turner Broadcasting Company, Vivendi

Government	Australian Defence Force, U.S. Department of Defense, U.S. Department of State, U.S. Navy, U.S. Air Force, European Aeronautic Defense and Space Company

Leading Position in Emerging Regions

We have unmatched experience in supplying highly reliable communications infrastructure to the developing world. We believe our leading position in serving emerging regions represents a significant long-term opportunity for us given the rapid evolution and modernization of communications infrastructure in these regions. The chart below illustrates the forecasted C- and Ku-band growth rates for selected regions and our share and relative position in those regions.

Source: Euroconsult, 19th Satellite Communications & Broadcasting Markets Survey, Forecasts to 2021 dated September 2012

(1)	Eastern Europe / Russia includes Central Europe and Central Asia; Asia-Pacific includes Southern Asia, North East Asia, South East Asia, China Area and Oceania
(2)	Based on 36 MHz transponder equivalent in-service units as of December 31, 2011 from the most current market survey, which was issued in September 2012; excludes capacity of DTH operators in North America.

High Visibility on Future Revenues

Our network solutions are a critical component of our customers’ infrastructures. Our network services and media customers enter into long-term contracts with us, resulting in substantial contracted backlog, providing significant near-term revenue visibility as well as a reliable stream of future revenues. Our government customers typically contract for shorter periods, as a result of government procurement practices, but renewal rates have averaged 88% over the last three years.

As of December 31, 2012, our contracted backlog was approximately $10.7 billion. This backlog represents a 4.1x multiple of our 2012 annual revenue and had a weighted average life of five years, demonstrating the long-term visibility of future revenue streams.

In addition, at the beginning of each of the last three years, the current-year portion of our contracted backlog represented on average approximately 82% of that year’s actual revenue. During the last three years, we have converted on average 100% of the current year backlog into revenue.

Efficient Operating and Financial Profile Resulting in Favorable Cash Flow Generation

Our sector requires sizable investment to procure, manufacture and launch satellites. However, once satellites are operational, costs do not vary significantly. This results in significant operating leverage, which we define as an operating environment where fixed costs increase at a rate significantly lower than the rate of revenue increase. Our operating leverage leads to high margins and strong cash flow from operations, a large portion of which cash flow we currently use to service our debt commitments. Features of our efficient operating profile include:

•	Scale economies that result from our ability to spread network operations costs over the largest fixed satellite fleet in the industry;

•	Advantageous relationships with key vendors due to the volume and breadth of our purchasing requirements;

•	A cost-efficient, largely wholesale, business-to-business marketing approach;

•	A fully integrated corporate and operational structure, with a primary satellite operations center for fleet management and regional sales offices located close to our customers;

•	An efficient operating expense profile, with operating expense as a percentage of revenue among the lowest in the industry;

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An efficient capital expenditure profile, with the lowest capital expenditure as a percentage of revenue over the last 10 years among major providers of comparable satellite services, based upon publicly available data;

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A stable, efficient and sustainable tax profile for our global business that is largely independent of our leverage level and of short term benefits such as the carry-forward of net operating losses; and

•	A long-dated and staggered debt maturity profile and a simplified covenant structure, supported by highly-predictable cash flows.

We believe our efficient operating profile is a strategic advantage that should allow us to capture business growth, while incurring relatively low additional costs, and to increase our cash flows from our operations. Our debt commitments have resulted in high levels of interest expense and this, in combination with our refinancing activities, has historically been a major contributor to the net losses we have reported over the past several years. We believe our capital structure, operating profile and expected growth as we execute our business plan will increase our operating cash flows and reduce our financing costs.

Seasoned Management Team with Track Record of Execution

We are led by a senior management team with broad experience in the telecommunications and satellite industries and functional expertise. Our management team has focused on creative and cost-efficient approaches to asset management and establishing a culture of continuous improvement. Our senior management team and other employees will collectively beneficially own approximately 8.5% of our common shares on a fully-diluted basis following the offerings.

Our Strategy

We seek revenue growth and increased cash flows by expanding our leading infrastructure business in high growth regions and applications while maintaining our focus on operational discipline. Given our efficient operating structure, we believe our strategies will position us to continue to deliver high operating margins and to generate strong cash flow and growth as our current fleet investment program is completed. The key components of our strategy include the following:

Focus our core business on attractive and growing broadband, mobility and media applications and innovative government solutions

We are a business-to-business provider of critical communications infrastructure. We have an industry-leading position in each of the customer sets served by our business. We intend to leverage our leading position, customer relationships, global network and regional strengths to capture new business opportunities as our customers expand their service territories, introduce new offerings and add new capabilities.

Network Services:	Provide broadband infrastructure services in support of growing demand from emerging regions and mobility applications such as those serving the maritime and aeronautical industries and capacity to support continued expansion of cellular networks in emerging regions.

Media:	Supply capacity to support new and expanding DTH television platforms and global content distributions.

Government:	Deliver bandwidth to support transmission requirements from mobile platforms, including manned and unmanned aerial vehicles, access to space for hosted payloads and diversified solutions for complex global networks.

Optimize our space-based assets, including orbital locations and spacecraft

We intend to maximize the revenues and returns generated by our assets by managing capacity in a disciplined and efficient manner. Key elements of our strategy include:

•	Relocating bandwidth in order to support growth for mobile and network services customers, particularly in emerging markets;

•	Optimizing our space-based assets by creating additional marketable capacity through re-assigning traffic (grooming), repointing steerable beams and relocating satellites; and

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Allocating capital based on expected returns and market demand, and being disciplined in the selection of the number, size and characteristics of replacement and new satellites to be launched. We do not expect to replace our existing fleet of over 50 satellites on a one-for-one basis.

Leverage the growth capacity resulting from completion of the current fleet investment program

Our $3.7 billion fleet investment program that began in 2008 was substantially complete by the end of 2012. Capital investments in our fleet result in enhanced operating characteristics and incremental capacity to fuel future growth. Our program is designed to position the Intelsat satellite network to capitalize on the sector’s best growth opportunities globally, while providing optimal coverage to meet needs across our targeted customer sets. The characteristics of our refreshed fleet include:

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A significant increase in the proportion of high-power, land mass-focused transponders suitable for broadband and video applications, which typically command a higher price, resulting in an opportunity to increase the overall yield on our fleet;

•	Expanded capacity to serve our faster-growth network services and government customers, particularly in emerging regions;

•	Ku-band “mobility beams,” providing highly reliable broadband capability for maritime and aeronautical applications on a global basis;

•	Expanded capacity at our most valuable regional video distribution neighborhoods;

•	Reduced risk of anomalies resulting from the replacement of satellites with known health issues; and

•	A modest increase in the total amount of station-kept transponder capacity.

Our business will benefit from the fleet investment program, utilizing the new and enhanced capacity to support our customers’ growth requirements.

Finally, we intend to leverage our frequent satellite launches and collection of orbital rights to address opportunities to supply specialized capabilities for large media companies and government applications. For instance, in September 2011 we announced an agreement with DIRECTV Latin America to provide customized services for DTH satellite services on two new satellites, and we recently integrated a specialized payload for the Australian Defence Force (“ADF”) into our Intelsat 22 satellite, which we launched in 2012.

Incorporate new technology into our core network to capture growth from new applications and evolving customer requirements

Our global scale, leadership position and technical expertise in procuring and designing satellites enable us to identify and capitalize on new opportunities in satellite services. As satellites reach the end of their service lives, we have an ongoing opportunity to refresh the technology we use to serve our customers, resulting in flexibility to address new opportunities as they are identified. As a result, we believe that we are well positioned to efficiently incorporate new technologies into our network, such as:

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The use of high throughput satellites, such as our Intelsat EpicNG platform, to significantly improve the performance of our network and thereby decrease our cost per bit delivered, increasing the value we can provide to customers and expanding our addressable market into new fixed and mobile broadband applications, including maritime and aeronautical services;

•	IP-based networking and distribution, including growing use of new media formats and compression techniques, as well as infrastructure applications in emerging regions;

•	Enhanced technology for our terrestrial network to deliver converging video and IP content, thus expanding the services we provide to the media and telecommunications industries; and

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Compression technologies for our ground network to reduce the bandwidth necessary for network service applications, increasing our customers’ efficiency and expanding our market potential, particularly in emerging regions.

Drive innovation through creative acquisitions and new business models

Our record of capitalizing on strategic growth opportunities through targeted acquisitions is well established. In addition, we have demonstrated our ability to integrate acquisitions efficiently and quickly, due to our scale and our centralized satellite operations philosophy. Going forward, we will consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader.

Apply our increasing cash flows to de-lever the business, improving our maturity profile and generating increased equity value

Over the long-term, our scale provides an opportunity to normalize capital expenditure requirements. Our $3.7 billion fleet investment program that began in 2008 was substantially complete by the end of 2012 and will be followed by an expected decrease in capital expenditures and an expected increase in cash flows. We intend to use this increasing cash flow to reduce our debt levels and our costs of debt and to maintain a staggered maturity profile.

Recent Developments

We are currently in the process of finalizing our financial results for the three months ended March 31, 2013. Based on preliminary unaudited information for the three months ended March 31, 2013, our total revenue is expected to be approximately $645 million to $660 million, representing an increase of 0% to 2% when compared to $644 million for the three months ended March 31, 2012. We expect to report a net loss attributable to Intelsat Global Holdings S.A. in the range of $5 million to $20 million for the three months ended March 31, 2013, compared to a net loss attributable to Intelsat Global Holdings S.A. of $25 million for the three months ended March 31, 2012. We expect that our Adjusted EBITDA margin for the three months ended March 31, 2013 will be consistent with recent periods.

On April 5, 2013, Intelsat Luxembourg completed an offering of $500.0 million aggregate principal amount of 6¾% Senior Notes due 2018 (the “2018 Luxembourg Notes”), $2.0 billion aggregate principal amount of 7¾% Senior Notes due 2021 (the “2021 Luxembourg Notes”) and $1.0 billion aggregate principal amount of 8 1/8% Senior Notes due 2023 (the “2023 Luxembourg Notes”), the proceeds of which will be used to redeem all of the Intelsat (Luxembourg) S.A. 11½/12½% Senior PIK Election Notes due 2017 (the “2017 PIK Notes”) and a portion of the Intelsat (Luxembourg) S.A. 11¼% Senior Notes due 2017 (the “2017 Senior Notes”). See “Capitalization” and footnote 2 thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions” for further discussion regarding these financing transactions.

We have provided a range for our preliminary results described above because our financial closing procedures for the three months ended March 31, 2013 are not yet complete. We currently expect that our final results will be within the ranges described above. However, the estimates described above are preliminary and represent the most current information available to management. Therefore, it is possible that our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our financial results for the three months ended March 31, 2013 are finalized.

We expect to complete our financial closing procedures for the three months ended March 31, 2013 in May 2013. Accordingly, you should not place undue reliance on these estimates. The preliminary unaudited financial data for the three months ended March 31, 2013 included in this prospectus have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data.

Our Reorganization Transactions

Our predecessors have been in the satellite services business since 1964. We have historically conducted our business through Intelsat Global S.A. and its subsidiaries and, prior to that, Intelsat Holdings, Ltd. (“Intelsat Holdings”) and its subsidiaries. In 2012, we engaged in a series of transactions to form a new holding company that acquired all of the common shares of Intelsat Global S.A., and we converted all options to purchase Class A shares of Intelsat Global S.A. into options to purchase our Class A shares. Prior to the consummation of the offerings, each of our outstanding Class A shares will be reclassified into one of our common shares and each of our Class B shares will be reclassified into 0.0735 of our common shares and options to purchase our Class A shares will be converted into options to purchase our common shares with an adjustment to the number of common shares and per share exercise prices consistent with the reclassification described above. Following these transactions but prior to the completion of the offerings, the common shares will be our only class of outstanding capital stock. In addition, immediately prior to the consummation of the offerings, we will effect the equivalent of a share split by distributing common shares pro rata to existing holders of our common shares so that each existing holder receives an additional 4.6 common shares for each common share owned at that time. We refer to these transactions as the “reorganization transactions.” For more information regarding the reorganization transactions, see “Certain Relationships and Related Party Transactions—Reorganization Transactions.”

The reclassification of our outstanding Class A shares and Class B shares into a single class of common shares and the distribution of common shares to effect the equivalent of the share split are intended to simplify our capital structure and to facilitate the offerings. The reorganization transactions will also simplify and optimize the accounting and tax structure of our holding company.

In connection with the consummation of the offerings, we will pay approximately $39.1 million to BC Partners Limited and Silver Lake Management Company III, L.L.C. to terminate the monitoring fee agreement with those parties under which they provide certain monitoring, advisory and consulting services to us and our subsidiaries.

Following the reorganization transactions and the offerings, if our principal shareholders hold a majority of our outstanding common shares, they will be able to control certain matters requiring a shareholder vote, including the election of our directors. Even if they do not hold a majority of our common shares, the principal shareholders may nevertheless exercise significant influence over such matters.

Set forth below are charts depicting our corporate structure prior to the reorganization transactions and after giving effect to the reorganization transactions:

Intelsat S.A., our indirect wholly-owned subsidiary, has been a public reporting company since 2002. Intelsat Corporation (formerly known as PanAmSat Corporation), our indirect wholly-owned subsidiary, was a public reporting company until January 2011.

Principal Shareholders

After giving effect to the reorganization transactions and the offerings, funds advised by BC Partners and funds advised by Silver Lake (collectively, the “Sponsors”) will beneficially own a significant portion of our common shares. See “Principal Shareholders.”

Key Risks

Investing in our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares entails a high degree of risk as more fully described in the “Risk Factors” section of this prospectus. You should carefully consider such risks before deciding to invest in our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares. These risks include, among others, that:

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We are subject to significant competition both within the FSS sector and from other providers of communications capacity, such as fiber optic cable capacity. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned;

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We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost contracted backlog;

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We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue;

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Our substantial indebtedness could adversely affect our operations, may prove difficult to repay and may have an adverse effect on the price of our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares. As of December 31, 2012, we had approximately $15.9 billion of outstanding indebtedness. We will require a significant amount of cash to service our third-party indebtedness, and the agreements governing our indebtedness may restrict our current and future operating plans, particularly our ability to respond to changes in our business and general economic conditions, and to take certain actions; and

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Our business is capital intensive and requires us to make long-term capital expenditure decisions, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Corporate and Other Information

Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) is a joint stock company (société anonyme) incorporated and existing under the laws of Luxembourg. We were incorporated on July 8, 2011 under Luxembourg law and are registered at the Register of Commerce and Companies of Luxembourg under number B162135. The mailing address and telephone number of our registered office is: 4, rue Albert Borschette, L-1246 Luxembourg, Luxembourg, tel: +(352) 27-84-1600. Our website address is www.intelsat.com. Information contained on our website does not constitute a part of this prospectus.

Prior to the pricing of the offerings, Intelsat Global Holdings S.A. was renamed “Intelsat S.A.” and Intelsat S.A., Intelsat Global Holdings S.A.’s existing indirect wholly-owned subsidiary, was renamed “Intelsat Investments S.A.” Unless the context requires otherwise, all references in this prospectus to Intelsat Global Holdings S.A. and Intelsat S.A. refer to each entity prior to the respective name changes.

The Offering

The summary below describes the principal terms of the Series A preferred shares. Certain of the terms and conditions described below are subject to important limitations and exceptions. Refer to the section of this prospectus entitled “Description of Series A Preferred Shares” for a more detailed description of the terms and conditions of the Series A preferred shares.

Securities we are offering	3,000,000 of our 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value of $0.01 per share (the “Series A preferred shares”).

Public offering price	$50.00 per Series A preferred share.

Underwriters’ option	We have granted the underwriters a 30-day option to purchase up to 450,000 additional Series A preferred shares to cover over-allotments at the public offering price, less the underwriting discount.

Dividends	5.75% of the liquidation preference of $50.00 per Series A preferred share per year. Dividends will accumulate from the first original issue date and, to the extent that we are legally permitted to pay dividends and our board of directors or by a general meeting of our shareholders, declares a dividend payable with respect to our Series A preferred shares, we will pay such dividends in cash or, subject to certain limitations, in common shares or any combination of cash and common shares, as determined by us in our sole discretion, on each dividend payment date; provided that any undeclared and unpaid dividends will continue to accumulate. Dividends that are declared will be payable on the dividend payment dates (as described below) to holders of record on the immediately preceding January 15, April 15, July 15 and October 15 (each a “record date”), whether or not such holders convert their shares, or such shares are automatically converted, after such record date and on or prior to the immediately succeeding dividend payment date. The expected dividend payable on the first dividend payment date is $0.799 per share. Each subsequent dividend is expected to be $0.719 per share. See “Description of Series A Preferred Shares—Dividends.”

If we elect to make any such payment of a declared dividend, or any portion thereof, in our common shares, such shares shall be valued for such purpose at 97% of the average VWAP per share (as defined under “Description of Series A Preferred Shares—Definitions”) of our common shares over the ten consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “average price”). In no event will the number of our common shares delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $6.30, which amount represents approximately 35% of the initial price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate (such dollar amount, as adjusted, the “floor price”). To the extent that the amount of the declared dividend exceeds the product of the number of common shares delivered in connection with such declared dividend and the average price, we will, if we are legally able to do so, pay such excess amount in cash.

For purposes of this prospectus, references to “dividends” include any distributions, whether or not out of earnings and profits.

The initial price is $18.00, which equals the price at which our common shares were initially offered to the public in the concurrent offering of our common shares.

Dividend payment dates	February 1, May 1, August 1 and November 1 of each year, commencing on August 1, 2013 and to, and including, the mandatory conversion date.

Redemption	Our Series A preferred shares are not redeemable.

Mandatory conversion date	May 1, 2016.

Mandatory conversion	On the mandatory conversion date, each Series A preferred share, unless previously converted, will automatically convert into our common shares based on the conversion rate as described below.

If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the immediately preceding record date, as described above. If, prior to the mandatory conversion date, we have not declared all or any portion of the accumulated dividends on the Series A preferred shares, the conversion rate will be adjusted so that holders receive an additional number of common shares equal to the amount of such accumulated dividends (the “additional conversion amount”) divided by the greater of the applicable market value (as defined below) of our common shares and the floor price. To the extent that the additional conversion amount exceeds the product of the number of additional shares and the applicable market value, we will, if we are legally able to do so, declare and pay such excess amount in cash.

Conversion rate

The conversion rate for each Series A preferred share will be not more than 2.7778 common shares and not less than 2.2676 common shares, depending on the applicable market value of our common shares, as described below and subject to certain anti-dilution adjustments. The “applicable market value” of our common shares is the average of the closing prices of our common shares over the 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date. The conversion rate will be calculated as described under “Description of

Series A Preferred Shares—Mandatory Conversion,” and the following table illustrates the conversion rate per Series A preferred share, subject to certain anti-dilution adjustments.

Applicable market value of our common shares	Conversion rate (number of common shares to be received upon conversion of each Series A preferred share)
Greater than $22.05	2.2676 shares

Equal to or less than $22.05 but greater than or equal to $18.00	Between 2.2676 and 2.7778 shares, determined by dividing $50.00 by the applicable market value

Less than $18.00	2.7778 shares

Conversion at the option of the holder	At any time prior to May 1, 2016, you may elect to convert your Series A preferred shares in whole or in part (but in no event less than one Series A preferred share) at the minimum conversion rate of 2.2676 common shares per Series A preferred share as described under “Description of Series A Preferred Shares—Conversion at the Option of the Holder.” This minimum conversion rate is subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (the “early conversion date”), we have not declared all or any portion of the accumulated dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that holders converting their Series A preferred shares receive an additional number of common shares equal to such amount of accumulated dividends, divided by the greater of the floor price and the average of the closing prices of our common shares over the 40 consecutive trading day period ending on the third trading day immediately preceding the early conversion date.

Conversion at the option of the holder upon cash acquisition; cash acquisition dividend make-whole amount

If we are the subject of specified “cash acquisitions” (as defined under “Description of Series A Preferred Shares—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount”) on or prior to May 1, 2016, holders of the Series A preferred shares will have the right to convert their Series A preferred shares, in whole or in part, into common shares at the “cash acquisition conversion rate” during the period beginning on the effective date of such cash acquisition and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The cash acquisition conversion rate will be determined based on the effective date of the transaction and the price paid per common share in such transaction. Holders who convert Series A preferred shares within that timeframe will also receive: (1) a cash acquisition dividend make-whole amount, in cash or as an increase in the number of our common shares to be issued upon conversion, equal to the present value (computed using a discount rate of 5.75% per annum) of all remaining dividend payments on their Series A preferred shares (excluding any accumulated dividends as of the effective date of the cash acquisition) from such effective date to, but excluding, the mandatory conversion date; and (2) to the extent that, as of the effective date of the cash acquisition, we have not declared any or all of the accumulated dividends on the Series A preferred shares as of such effective date, a further adjustment to the conversion rate so that holders receive an additional number of common shares equal to the amount of such accumulated dividends (the “cash acquisition additional conversion amount”) divided by the greater of the floor price and the price paid per common share in the transaction. To the extent that the cash acquisition additional conversion amount exceeds the product of the number of additional shares and the price paid per common share in such transaction, we will, if we are legally able to do so, declare and pay such excess amount in cash. See “Description of Series A Preferred Shares—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount.”

Anti-dilution adjustments	The conversion rate may be adjusted in the event of, among other things: (1) share dividends or distributions; (2) certain distributions of common share rights or warrants to purchase our common shares; (3) subdivisions or combinations of our common shares; (4) certain distributions of evidences of our indebtedness, share capital, securities, rights to acquire our shares, cash or other assets; (5) distributions of cash; and (6) certain self-tender or exchange offers for our common shares. See “Description of Series A Preferred Shares—Anti-dilution Adjustments.”

Liquidation preference	$50.00 per Series A preferred share.

Voting rights	The holders of the Series A preferred shares do not have voting rights, except with respect to certain changes in the terms of the Series A preferred shares and/or except as specifically required under Luxembourg law for preferred non-voting shares. In addition, if for a period of two successive financial years where the issuer realized net profits, the preferential dividends on the Series A preferred shares have not been paid, then the holders of the Series A preferred shares shall have the same voting rights as holders of our common shares, with each share having one vote per share. For more information about voting rights and the suspension of rights for Communications Law Limitation (as defined below) reasons, see “Description of Series A Preferred Shares—Voting Rights,” “—Transfer Restrictions” and “Description of Share Capital—Terms of the Shares.”

Ranking	The Series A preferred shares will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

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senior to all of our common shares and to each other class of share capital or series of preferred shares issued in the future unless the terms of those shares expressly provide that they will rank senior to, or on a parity with, the Series A preferred shares;

•	on a parity with any class of share capital or series of preferred shares issued in the future the terms of which expressly provide that they will rank on a parity with the Series A preferred shares;

•	junior to each class of share capital or series of preferred shares issued in the future the terms of which expressly provide that they will rank senior to the Series A preferred shares; and

•	junior to all of our existing and future indebtedness.

As of December 31, 2012, we had approximately $15.9 billion principal amount of total third party indebtedness on a consolidated basis. In addition, the Series A preferred shares, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the share capital of our subsidiaries held by third parties.

Transfer Restrictions	Our articles of incorporation, which will become effective prior to the completion of this offering, will contain provisions restricting ownership or transfers of various securities of the Company (including our common shares and our Series A preferred shares issued in this offering) if the ownership or transfer: (i) is in violation of communications laws, including FCC rules and regulations; (ii) limits or impairs our business activities under communications laws, including FCC rules and regulations; or (iii) subjects us to any additional law, regulation or policy under communications laws, including FCC rules and regulations.

Our articles of incorporation will also contain provisions permitting us to request certain information from our shareholders (including holders of Series A preferred shares), other equity securityholders, transferees or proposed transferees if we believe ownership of our securities may result in one of the consequences described above and provisions enabling us to (i) refuse to issue common shares, Series A preferred shares or other equity securities to such person, (ii) refuse to permit or recognize a transfer (or attempted transfer) of our common shares, Series A preferred shares or other equity securities to such person, (iii) suspend any rights attaching to such common shares, Series A preferred shares or other equity securities (including, without limitation, the right to attend and vote at general meetings and the right to receive dividends or other distributions) and which cause or could cause such limitations, (iv) compulsorily redeem the relevant common shares, Series A preferred shares or other equity securities and (v) exercise all other appropriate remedies.

See “Description of Share Capital” for a more detailed description of these restrictions.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, will be approximately $142.9 million (or approximately $164.3 million if the underwriters exercise their over-allotment option in full).

We estimate that the net proceeds to us from the sale of our common shares in the concurrent offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $328.8 million (or approximately $378.5 million if the underwriters exercise their over-allotment option in full).

We intend to use substantially all of the net proceeds from this offering and the concurrent offering of common shares to repay, redeem, retire or repurchase a portion of our outstanding indebtedness and to pay certain fees and expenses. In addition, approximately $39.1 million will be paid to the Sponsors as a fee in connection with the termination of the monitoring fee agreement as described under “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Monitoring Fee Agreement and Transaction Fees.” We intend to use any remaining net proceeds from this offering and the concurrent offering of common shares for general corporate purposes. See “Use of Proceeds.”

Material Luxembourg and U.S. federal tax consequences	The material Luxembourg and U.S. federal income tax consequences of purchasing, owning and disposing of the Series A preferred shares and any common shares received upon conversion are described in “Tax Considerations.”

Listing	Our Series A preferred shares have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “I PR A.” Our common shares have been approved for listing on the NYSE under the symbol “I.”

Concurrent common shares offering	Concurrently with this offering of Series A preferred shares, we are offering 19,323,672 common shares in the initial public offering of our common shares. We have granted the underwriters of that offering a 30-day option to purchase up to an additional 2,898,550 common shares to cover over-allotments. The closing of the offering of our Series A preferred shares is conditioned upon the closing of the initial public offering of our common shares, but the closing of the initial public offering of common shares is not conditioned upon the closing of the offering of Series A preferred shares.

Transfer agent and registrar	American Stock Transfer & Trust Company is the transfer agent and registrar for the Series A preferred shares.

Payment and settlement	The Series A preferred shares are expected to be delivered against payment on April 23, 2013. The Series A preferred shares will be registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. In general, beneficial interests in the Series A preferred shares will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Risk factors	See “Risk Factors” beginning on page 24 of this prospectus for a discussion of risks you should carefully consider before deciding to invest in our Series A preferred shares.

Immediately after the consummation of this offering, we will have 3,000,000 Series A preferred shares and 102,512,977 common shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. If the underwriters in this offering exercise their over-allotment option in full and the underwriters in the offering of common shares exercise their over-allotment option in full, we will have 3,450,000 Series A preferred shares and 105,411,527 common shares issued and outstanding.

The number of common shares outstanding following the reorganization transactions and the offerings excludes 6,796,894 common shares that are expected to be subject to options outstanding under our 2008 Share Incentive Plan (the “2008 Share Plan”) with a weighted average exercise price of $17.11 per common share, of which 2,915,670 would be unvested and only vest upon the Sponsors realizing a multiple of their initial investment in the Company as described under “Management—Executive and Director Compensation—Executive Compensation—Share and Option Grants.” Additionally, the number of common shares outstanding after this offering excludes 38,196 restricted shares expected to be granted under the 2008 Share Plan in connection with the termination of the Unallocated Bonus Plan and not more than 1,346,000 restricted share units and 500,000 common shares subject to options to be issued to management upon completion of this offering under our new 2013 Equity Incentive Plan (the “2013 Equity Plan”). The 2013 Equity Plan will have a term of ten years. For more information regarding the 2008 Share Plan, the Unallocated Bonus Plan and the 2013 Equity Plan, including the use of performance vesting criteria and awards under those plans, see “Management—Executive and Director Compensation.”

The number of common shares that will be outstanding after this offering also excludes up to 8,333,400 common shares (up to 9,583,410 common shares if the underwriters in this offering of Series A preferred shares exercise their over-allotment option in full), in each case subject to anti-dilution, make-whole and other adjustments, that would be issuable upon conversion of Series A preferred shares issued in this offering.

Unless we indicate otherwise, all information in this prospectus:

•	Assumes that the underwriters in this offering do not exercise their option to purchase from us up to 450,000 Series A preferred shares to cover over-allotments;

•	Assumes that the underwriters in the initial public offering of our common shares do not exercise their option to purchase from us up to 2,898,550 common shares to cover over-allotments;

•	Reflects the public offering price of $18.00 per common share in the initial public offering of our common shares; and

•	Gives effect to the reorganization transactions.

Summary Historical Consolidated Financial and Other Data

The following information is only a summary and should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We have historically conducted our business through Intelsat Global S.A. and its subsidiaries and, prior to that, Intelsat Holdings and its subsidiaries. In connection with the offerings, we engaged in a series of transactions pursuant to which the issuer in the offerings, Intelsat Global Holdings S.A., a newly formed holding company, acquired all of the common shares of Intelsat Global S.A. Following the offerings, our financial statements will present the results of operations of the issuer, which was renamed Intelsat S.A., and its consolidated subsidiaries.

Our summary historical consolidated statement of operations data and cash flow data for the years ended December 31, 2010, 2011 and 2012 and our summary historical consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and are included elsewhere in this prospectus. Our summary historical consolidated balance sheet data as of December 31, 2010 have been derived from our audited consolidated financial statements that are not included in this prospectus.

	Year Ended December 31,
	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$2,544,652	$2,588,426	$2,610,152
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	413,400	417,179	415,900
Selling, general and administrative	227,271	208,381	204,025
Depreciation and amortization	798,817	769,440	764,903
Impairment of asset value (1)	110,625	—	—
Losses on derivative financial instruments	89,509	24,635	39,935

Total operating expenses	1,639,622	1,419,635	1,424,763

Income from operations	905,030	1,168,791	1,185,389
Interest expense, net	1,379,837	1,310,563	1,270,848
Loss on early extinguishment of debt	(76,849)	(326,183)	(73,542)
Earnings (loss) from previously unconsolidated affiliates	503	(24,658)	—
Other income (expense), net	9,124	1,955	(10,128)

Loss before income taxes	(542,029)	(490,658)	(169,129)
Benefit from income taxes	(26,668)	(55,393)	(19,631)

Net loss	(515,361)	(435,265)	(149,498)
Net (income) loss attributable to noncontrolling interest	2,317	1,106	(1,639)

Net loss attributable to Intelsat Global Holdings S.A.	$(513,044)	$(434,159)	$(151,137)

Net loss attributable to Intelsat Global Holdings S.A. per share:
Basic and diluted	$(1,887.70)	$(1,208.94)	$(352.09)

Consolidated Cash Flow Data:
Net cash provided by operating activities	$1,018,163	$915,897	$821,310
Net cash used in investing activities	(958,747)	(840,431)	(783,601)
Net cash provided by (used in) financing activities	129,786	(478,659)	(139,619)

	Year Ended December 31,
	2010	2011	2012
	(in thousands, except number of satellites)
Other Data:
EBITDA (2)	$1,713,474	$1,915,528	$1,940,164
Adjusted EBITDA (2)	1,989,203	2,016,987	2,016,184
Capital expenditures	982,127	844,688	866,016
Contracted backlog (at period end) (3)	9,829,180	10,742,217	10,749,762
Number of satellites (at period end)	54	51	54

	As of December 31,
	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents, net of restricted cash	$698,542	$296,724	$187,485
Restricted cash	—	94,131	—
Satellites and other property and equipment, net	5,997,283	6,142,731	6,355,192
Total assets	17,593,017	17,356,613	17,265,846
Total debt	15,920,247	16,003,405	15,904,194
Shareholders’ deficit	(804,330)	(1,198,885)	(1,357,760)

(1)	The non-cash impairment charge in 2010 includes $104.1 million for the write-down in value of the Galaxy 15 satellite to its estimated fair value following an anomaly and $6.5 million for the write-off of our IS-4 satellite, net of the related deferred performance incentive obligations. The IS-4 satellite was deemed to be unrecoverable due to an anomaly.

(2)	EBITDA consists of earnings before net interest, gain (loss) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain (loss) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess our operating performance. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA.

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net loss	$(515,361)	$(435,265)	$(149,498)
Add (subtract):
Interest expense, net	1,379,837	1,310,563	1,270,848
Loss on early extinguishment of debt	76,849	326,183	73,542
Benefit from income taxes	(26,668)	(55,393)	(19,631)
Depreciation and amortization	798,817	769,440	764,903

EBITDA	$1,713,474	$1,915,528	$1,940,164

Add (subtract):
Compensation and benefits (a)	28,106	8,811	5,237
Management fees (b)	24,711	24,867	25,062
(Earnings) loss from previously unconsolidated affiliates (c)	(503)	24,658	—
Impairment of asset value (d)	110,625	—	—
Losses on derivative financial instruments (e)	89,509	24,635	39,935
Gain on sale of investment (f)	(1,261)	—	—
Non-recurring and other non-cash items (g)	24,542	18,488	5,786

Adjusted EBITDA	$1,989,203	$2,016,987	$2,016,184

(a)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(b)	Reflects expenses incurred in connection with the monitoring fee agreement with BC Partners Limited and Silver Lake Management Company III, L.L.C. to provide certain monitoring, advisory and consulting services to our subsidiaries.
(c)	Represents gains and losses under the equity method of accounting relating to our investment in Horizons Satellite Holdings, LLC (“Horizons Holdings”) prior to the consolidation of Horizons Holdings. In addition, includes the charge from the remeasurement of our investment in Horizons Holdings to fair value upon the consolidation of the joint venture on September 30, 2011.
(d)	Represents the non-cash impairment charge in 2010 which includes $104.1 million for the write-down in value of the Galaxy 15 satellite to its estimated fair value following an anomaly and $6.5 million for the write-off of our IS-4 satellite, net of the related deferred performance incentive obligations. The IS-4 satellite was deemed to be unrecoverable due to an anomaly.
(e)

Represents (i) the changes in the fair value of the undesignated interest rate swaps, (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps and (iii) the change in the fair value of our put option embedded derivative in 2011 related to Intelsat Subsidiary Holding Company S.A.’s (“Intelsat Sub Holdco”) 8 7/8% Senior Notes due 2015, Series B (the “2015 Intelsat Sub Holdco Notes, Series B”), all of which are recognized in operating income.

(f)	Represents the gain on the sale of our shares of Viasat, Inc. common stock (received as consideration in the sale of our investment in WildBlue Communications, Inc. (“WildBlue”) to Viasat, Inc.) during the first quarter of 2010.
(g)	Reflects certain non-recurring gains and losses and non-cash items, including costs incurred in 2010 related to the migration of our jurisdiction of organization from Bermuda to Luxembourg, costs incurred in 2010 and 2011 associated with the 2011 Reorganization (as defined below), expense from 2010 through 2011 for services on the Galaxy 13/Horizons-1 and Horizons-2 satellites prior to the consolidation of Horizons Holdings, net costs in 2011 related to the settlement of a dispute concerning our investment in WildBlue and charges in 2012 related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration. These costs were partially offset by non-cash income from 2010 through 2012 related to the recognition of deferred revenue on a straight-line basis of certain prepaid capacity contracts, non-cash income in 2012 related to the WildBlue settlement and a pre-tax gain in 2012 related to the sale of our U.S. administrative headquarters office building in Washington, D.C. (the “U.S. Administrative Headquarters Property”).

(3)	Our contracted backlog is our expected future revenue under existing customer contracts and includes both cancellable and non-cancellable contracts. As of December 31, 2012, approximately 86% of our backlog related to contracts that are non-cancellable, approximately 11% related to contracts that are cancellable subject to substantial termination fees and approximately 3% related to contracts that are cancellable.

RISK FACTORS

Investing in our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares. If any of the following risks occur, our business, financial condition and operating results could be materially and adversely affected. In that case, the market price of our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares could decline, and you could lose some or all of your investment. The risks described below are not the only ones that we may face. Additional risks that are not currently known to us or that we currently consider immaterial may also impair our business, financial condition or results of operations.

Risk Factors Relating to Our Business

We are subject to significant competition both within the FSS sector and from other providers of communications capacity, such as fiber optic cable capacity. Competition from other telecommunications providers could have a material adverse effect on our business and could prevent us from implementing our business strategy and expanding our operations as planned.

We face significant competition in the FSS sector in different regions around the world. We compete against other satellite operators and against suppliers of ground-based communications capacity. The increasing availability of satellite capacity and capacity from other forms of communications technology has historically created an excess supply of telecommunications capacity in certain regions from time to time. Increased competition in the FSS sector could lower prices, which could reduce our operating margins and the cash available to fund our operations and service our debt obligations. In addition, there has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. Our direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we may have to invest in similar technology.

We also believe that there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. Any significant improvement or increase in the amount of land-based capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point applications, may cause our video services customers to shift their transmissions to land-based capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other ground-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As land-based telecommunications services expand, demand for some satellite-based services may be reduced.

In addition, we face challenges to our business apart from these industry trends that our competition may not face. A portion of our revenue has historically been derived from channel services. Because fiber optic cable capacity is generally available at lower prices than satellite capacity, competition from fiber optic cable has historically caused a migration of our point-to-point customers from satellite to fiber optic cable on certain routes, resulting in erosion in our revenue from point-to-point services over the last ten years. Some other FSS operators have service mixes that are less weighted towards point-to-point connectivity than our current service mix. We have been addressing this erosion and sustaining our business by expanding our customer base in point-to-multipoint services, such as video, and growing our managed services business.

Failure to compete effectively with other FSS operators and to adapt to new competition and new technologies or failure to implement our business strategy while maintaining our existing business could result in a loss of revenue and a decline in profitability, a decrease in the value of our business and a downgrade of our credit ratings, which could restrict our access to the capital markets.

The market for fixed satellite services may not grow or may shrink and therefore we may not be able to attract new customers, retain our existing customers or implement our strategies to grow our business. In addition, pricing pressures may have an adverse impact on FSS sector revenue.

The FSS sector, as a whole, has experienced growth over the past few years. However, the future market for FSS may not grow or may shrink. Competing technologies, such as fiber optic cable, are continuing to adversely affect the point-to-point segment of the FSS sector. In the point-to-multipoint segment, the global economic downturn, the transition of video traffic from analog to digital and continuing improvements in compression technology have negatively impacted demand for certain fixed satellite services. Developments that we expect to support the growth of the satellite services industry, such as continued growth in data traffic and the proliferation of DTH platforms, high definition television (“HDTV”) and niche programming, may fail to materialize or may not occur in the manner or to the extent we anticipate. Any of these industry dynamics could negatively affect our operations and financial condition.

Because the market for FSS may not grow or may shrink, we may not be able to attract customers for the services that we are providing as part of our strategy to sustain our business. Reduced growth in the FSS sector may also adversely affect our ability to retain our existing customers. A shrinking market could reduce the number and value of our customer contracts and would have a material adverse effect on our business and results of operations. In addition, there could be a substantial negative impact on our credit ratings and our ability to access the capital markets.

The FSS sector has in the past experienced periods of pricing pressures that have resulted in reduced revenues of FSS operators. If similar pricing pressures were to occur in the future, this could have a significant negative impact on our revenues and financial condition.

Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.

We currently carry in-orbit insurance only with respect to a small portion of our satellite fleet. As of December 31, 2012, four of the satellites in our fleet were covered by in-orbit insurance. Amounts recoverable from in-orbit insurance coverage may initially be comparable to amounts recoverable with respect to launch insurance coverage; however, such amounts generally decrease over time and are typically based on the declining book value of the satellite.

As our satellite insurance policies expire, we may elect to reduce or eliminate insurance coverage relating to certain of our satellites to the extent permitted by our debt agreements if, in our view, exclusions make such policies ineffective or the costs of coverage make such insurance impractical and we believe that we can more reasonably protect our business through the use of in-orbit spare satellites, backup transponders and self-insurance. A partial or complete failure of a revenue-producing satellite, whether insured or not, could require additional, unplanned capital expenditures, an acceleration of planned capital expenditures, interruptions in service, a reduction in contracted backlog and lost revenue and could have a material adverse effect on our business, financial condition and results of operations. We do not currently insure against lost revenue in the event of total or partial loss of a satellite.

We also maintain third-party liability insurance on our satellites to cover damage caused by our satellites. As of December 31, 2012, all of the satellites in our fleet were covered by third-party liability insurance. This insurance, however, may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

Our business is capital intensive and requires us to make long-term capital expenditure decisions, and we may not be able to raise adequate capital to finance our business strategies, or we may be able to do so only on terms that significantly restrict our ability to operate our business.

Implementation of our business strategy requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures and there can be no assurance that we will be able to satisfy our capital requirements in the future. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict customer demand. We have only a fixed amount of transponder capacity available to serve a particular region. If our customer demand exceeds our transponder capacity, we may not be able to fully capture the growth in demand in the region served by that capacity. We currently expect that the majority of our liquidity requirements in 2013 will be satisfied by cash on hand, cash generated from our operations, borrowings under our revolving credit facility and refinancing of our third party debt. However, if we determine we need to obtain additional funds through external financing and are unable to do so, we may be prevented from fully implementing our business strategy.

The availability and cost to us of external financing depend on a number of factors, including general market conditions, our financial performance and our credit rating. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the FSS sector in particular. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among factors that may adversely affect our credit. Other factors that could impact our credit include the amount of debt in our current capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to our credit rating. A disruption in the capital markets, a deterioration in our financial performance or a credit rating downgrade could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. Our credit rating was downgraded by Moody’s Investor Services Inc. in June 2006, in January 2008, in February 2009 and again in October 2009 and by Standard & Poor’s Ratings Group (“S&P”), in June 2006, in June 2007, and in October 2009; in each of February 2008 and March 2011, single tranches of debt were downgraded by S&P. Our debt agreements also impose restrictions on our operation of our business and could make it more difficult for us to obtain further external financing if required. See “—Risk Factors Relating to Our Capital Structure—The terms of our debt covenants may restrict our current and future operations, particularly our ability to respond to changes in our business and general economic conditions, and to take certain actions.”

Long-term disruptions in the capital and credit markets as a result of uncertainty due to the recent global recession, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If financial market disruptions intensify, it may become difficult for us to raise additional capital or refinance debt when needed, on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We and certain of our subsidiaries are Luxembourg-based companies and are subject to Luxembourg taxation for corporations. We believe that a significant portion of the income derived from our communications network will not be subject to tax in certain countries in which we own assets or conduct activities or in which our customers are located, including the United States and the United Kingdom. However, this belief is based on the presently anticipated nature and conduct of our business and on our current position under the tax laws of the countries in which we own assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have a retroactive effect.

In addition, we conduct business with customers and counterparties in multiple countries and jurisdictions. Our overall tax burden is affected by tax legislation in these jurisdictions and the terms of income tax treaties between these countries and the countries in which our subsidiaries are qualified residents for treaty purposes as in effect from time to time. Tax legislation in these countries and jurisdictions may be amended, and treaties are regularly renegotiated by the contracting countries and, in each case, may change. If tax legislation or treaties were to change, we could become subject to additional taxes, including retroactive tax claims or assessments of withholding on amounts payable to us or other taxes assessed at the source, in excess of the taxation we anticipate based on business contacts and practices and the current tax regimes. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. Our results of operations could be materially adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

We have generated net losses in recent years and we may continue to generate losses in the future. We cannot be certain that we will achieve or sustain profitability.

For the years ended December 31, 2010, 2011 and 2012, we generated net losses attributable to Intelsat Global Holdings S.A. of $513.0 million, $434.2 million and $151.1 million, respectively. Prior to the acquisition of 100% of the equity ownership of Intelsat Holdings (the “Sponsors Acquisition”), our predecessor entity also generated net losses for several fiscal years. We may generate losses in the future or be cash flow negative. If we are not able to achieve or sustain profitability, the market price of our Series A preferred shares and common shares issued upon conversion of the Series A preferred shares may decline.

We are subject to political, economic and other risks due to the international nature of our operations.

We provide communications services in approximately 200 countries and territories. Accordingly, we may be subject to greater risks than other companies as a result of the international nature of our business operations. We could be harmed financially and operationally by tariffs, taxes and other trade barriers that may be imposed on our services, or by political and economic instability in the countries in which we provide services. If we ever need to pursue legal remedies against our customers or our business partners located outside of Luxembourg, the United States or the United Kingdom, it may be difficult for us to enforce our rights against them depending on their location.

Substantially all of our on-going technical operations are conducted and/or managed in the United States, Luxembourg and Germany. However, providers of satellite launch services, upon which we are reliant to place our satellites into orbit, locate their operations in countries including Kazakhstan and French Guiana. Political disruptions in these two countries could increase the risk of launching the satellites that provide capacity for our operations, which could result in financial harm to us.

Our business is subject to foreign currency risk.

Almost all of our customers pay for our services in U.S. dollars, although we are exposed to some risk related to customers who do not pay in U.S. dollars. Fluctuations in the value of non-U.S. currencies may make payment in U.S. dollars more expensive for our non-U.S. customers. In addition, our non-U.S. customers may have difficulty obtaining U.S. currency and/or remitting payment due to currency exchange controls.

We have several large customers and the loss of, or default by, these customers could materially reduce our revenue and materially adversely affect our business.

We rely on a limited number of customers to provide a substantial portion of our revenue and contracted backlog. For the year ended December 31, 2012, our ten largest customers and their affiliates represented approximately 25% of our revenue. The loss of, or default by, our larger customers could adversely affect our current and future revenue and operating margins.

Some customers have in the past defaulted and, although we monitor our larger customers’ financial performance and seek deposits, guarantees and other methods of protection against default where possible, our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Defaults by any of our larger customers or by a group of smaller customers who, collectively, represent a significant portion of our revenue could adversely affect our revenue, operating margins and cash flows. If our contracted backlog is reduced due to the financial difficulties of our customers, our revenue, operating margins and cash flows would be further negatively impacted.

Reductions or changes in U.S. government spending, including the U.S. defense budget, could reduce our revenue and adversely affect our business.

The U.S. government, through the Department of Defense and other agencies, is one of our largest customers. Spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. To the extent the U.S. government and its agencies reduce spending on commercial satellite services, our revenue, operating margins and business could be adversely affected.

The pricing of our services is generally fixed for the duration of existing service commitments, which could adversely affect our business, results of operations and prospects.

The pricing of our services is generally fixed for the duration of our existing service commitments, and the terms of our contracts with customers generally range from three to 15 years. See “Business” for additional details regarding the terms of our contracts. If market rates were more favorable than the rates set forth in our contracts, our potential revenue would be limited by the fixed prices in our contracts. Any failure to maximize our revenues as a result of the fixed prices in our contracts could adversely affect our business, results of operations and prospects.

Risk Factors Relating to Our Industry

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost contracted backlog.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of:

•	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

•	problems with the power systems of the satellites, including:

•

circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

•

failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and

•	problems with the control systems of the satellites, including:

•	failure of the primary and/or backup satellite control processor (“SCP”); and

•	failure of the Xenon-Ion Propulsion System (“XIPS”) used on certain Boeing satellites, which is an electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

•	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out.

We have experienced anomalies in each of the categories described above. Although we work closely with the satellite manufacturers to determine and eliminate the cause of these anomalies in new satellites and provide for on-satellite backups for certain critical components to minimize or eliminate service disruptions in the event of failure, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components. These anomalies can manifest themselves in scale from minor reductions of equipment redundancy to marginal reductions in capacity to complete satellite failure. Some of our satellites have experienced significant anomalies in the past and some have components that are now known to be susceptible to similar significant anomalies. Each of these is discussed in “Business—Satellite Health and Technology.” An on-satellite backup for certain components may not be available upon the occurrence of such an anomaly.

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationships with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimates of their future effects may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenue generated by that satellite or the recognition of an impairment loss, and in some circumstances could lead to claims from third parties for damages, if a satellite experiencing an anomaly were to cause physical damage to another satellite, create interference to the transmissions on another satellite or cause other satellite operators to incur expenses to avoid such physical damage or interference. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered. See “—Risk Factors Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a satellite loss that is not adequately covered by insurance.”

Many of the technical problems we have experienced with our current fleet have been component failures and anomalies. Our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite in January 2005. The IS-804 satellite was a Lockheed Martin 7000 series (“LM 7000 series”) satellite, and, as of December 31, 2012, we operated two other satellites in the LM 7000 series, IS-801 and IS-805. We believe that the IS-804 satellite failure was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system.

Our IS-802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite in September 2006. A significant subset of transponders on IS-802 was subsequently reactivated and operated normally until the end of its service life in September 2010, when it was decommissioned. We believe that the IS-802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom.

Our Galaxy 26 and Galaxy 27 satellites experienced sudden anomalies in their electrical distribution systems that resulted in the loss of control of the satellites and the interruption of customer services on the satellites in June 2008 and November 2004, respectively. We believe the likely root cause of the anomalies is a design flaw that is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. This design flaw exists on three of our satellites, Galaxy 27, Galaxy 26 and IS-8.

Our Galaxy 15 satellite experienced an anomaly in April 2010 resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital

Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and subsequently completed diagnostic testing and uploading of software updates that protect against future anomalies of this type. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

We may also experience additional anomalies relating to the failure of the SCP in certain of our BSS 601 satellites, various anomalies associated with XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our BSS 702 satellites.

Three of the BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. On February 1, 2010, our IS-4 satellite experienced an anomaly of its backup SCP and was taken out of service. This event did not have a material impact on our operations or financial results.

Certain of the BSS 601 HP satellites have experienced various problems associated with their XIPS. We currently operate four satellites of this type, three of which have experienced failures of both XIPS. We may in the future experience similar problems associated with XIPS or other propulsion systems on our satellites.

Two of the three BSS 702 satellites that we operate, as well as BSS 702 satellites of a similar design operated by others, have experienced a progressive degradation of their solar arrays causing a reduction in output power. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. The power reduction may require us to permanently turn off certain transponders on the affected satellites to allow for the continued operation of other transponders, which could result in a loss of revenues, or may result in a reduction of the satellite’s service life. In 2004, based on a review of available data, we reduced our estimate of the service lives of both satellites due to the continued degradation.

On April 22, 2011, the IS-28 satellite was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in the Intelsat fleet. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A failure review board was established to determine the cause of the anomaly. The failure review board completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The failure review board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was successfully launched in October 2012.

On June 1, 2012, our IS-19 satellite experienced damage to its south solar array during its launch operations. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by Space Systems/Loral, Inc. (“SS/L”) and Sea Launch to investigate the solar array deployment anomaly concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We have filed a partial loss claim with our insurers relating to the solar array anomaly. We expect to receive approximately $82 million of insurance proceeds related to the partial loss claim. Substantially all of the insurance proceeds were received in the first quarter of 2013. As planned, IS-19 followed IS-8 at 166° E in August 2012.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenue. In addition, significant delays could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although we have had launch insurance on all of our launches to date, if we were not able to obtain launch insurance on reasonable terms and a launch failure were to occur, we would directly suffer the loss of the cost of the satellite and related costs, which could be more than $250 million.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff, and the satellite was completely destroyed. A failure review board has been established to determine the cause. The satellite and launch vehicle were fully insured, and we have filed a total loss claim for approximately $406 million with our insurers.

Since 1975, we and the entities we have acquired have launched 115 satellites. Including the IS-27 satellite, nine of these satellites were destroyed as a result of launch failures. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failure rates vary according to the launch vehicle used.

As of December 31, 2012, we had four satellites in development that were expected to be launched from 2013 to 2015. See “Business—Our Network—Satellite Systems—Planned Satellites.”

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

The construction and launch of satellites are subject to certain delays. Such delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to utilize transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its service life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in the launch of a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available. As of December 31, 2012, we had four satellites in development that were expected to be launched from 2013 to 2015. See “Business—Our Network—Satellite Systems—Planned Satellites.”

Our dependence on outside contractors could result in increased costs and delays related to the launch of our new satellites, which would in turn adversely affect our business, operating results and financial condition.

There is a limited number of companies that we are able to use to launch our satellites and a limited number of commercial satellite launch opportunities available in any given time period. Adverse events with respect to our launch service providers, such as satellite launch failures or financial difficulties (which some of these providers have previously experienced), could result in increased costs or delays in the launch of our satellites. General economic conditions may also affect the ability of launch providers to provide launch services on commercially reasonable terms or to fulfill their obligations in terms of launch dates, pricing, or both. In the event that our launch service providers are unable to fulfill their obligations, we may have difficulty procuring alternative services in a timely manner and may incur significant additional expenses as a result. Any such increased costs and delays could have a material adverse effect on our business, operating results and financial condition.

A natural disaster could diminish our ability to provide communications service.

Natural disasters could damage or destroy our ground stations, resulting in a disruption of service to our customers. We currently have the technology to safeguard our antennas and protect our ground stations during natural disasters such as a hurricane, but the collateral effects of such disasters such as flooding may impair the functioning of our ground equipment. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time.

Risk Factors Relating to Regulation

We are subject to orbital slot/spectrum access requirements of the International Telecommunication Union and regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes internationally and in those countries.

The telecommunications industry is highly regulated, and we depend on access to orbital slots and spectrum resources to provide satellite services. The International Telecommunication Union and national regulators allocate spectrum for satellite services and may change these allocations, which could change or limit how Intelsat’s current satellites are able to be used. In addition, in connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries. Obtaining and maintaining these approvals can involve significant time and expense. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide these services to our customers or expand into new services. In addition, the laws and regulations to which we are subject could change at any time, thus making it more difficult for us to obtain new regulatory approvals or causing our existing approvals to be revoked or adversely modified. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in that country. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

If we do not maintain regulatory authorizations for our existing satellites and associated ground facilities or obtain authorizations for our future satellites and associated ground facilities, we may not be able to operate our existing satellites or expand our operations.

The operation of our existing satellites is authorized and regulated by the U.S. Federal Communications Commission (“FCC”), the U.K. Office of Communications, the telecommunications licensing authority in Papua New Guinea, the telecommunications ministry of Japan and the regulatory agency of Germany.

We believe our current operations are in compliance with FCC and non-U.S. licensing jurisdiction requirements. However, if we do not maintain the authorizations necessary to operate our existing satellites, we will not be able to operate the satellites covered by those authorizations unless we obtain authorization from another licensing jurisdiction. Some of our authorizations provide waivers of technical regulations. If we do not maintain these waivers, we will be subject to operational restrictions or interference that will affect our use of existing satellites. Loss of a satellite authorization could cause us to lose the revenue from services provided by that satellite at a particular orbital location to the extent these services cannot be provided by satellites at other orbital locations.

Our launch and operation of planned satellites requires additional regulatory authorizations from the FCC or a non-U.S. licensing jurisdiction. Likewise, if any of our current operations are deemed not in compliance with applicable regulatory requirements, we may be subject to various sanctions, including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations. It is not uncommon for licenses for new satellites to be granted just prior to launch, and we expect to receive such licenses for all planned satellites. If we do not obtain required authorizations in the future, we will not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we may lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites.

If we do not occupy unused orbital locations by specified deadlines, or do not maintain satellites in orbital locations we currently use, those orbital locations may become available for other satellite operators to use.

We currently have rights to use one orbital location that we may lose because the location is not occupied by one of our in-orbit satellites. If we are unable to place satellites into currently unused orbital locations by specified deadlines and in a manner that satisfies the International Telecommunication Union, or national regulatory requirements, or if we are unable to maintain satellites at the orbital locations that we currently use, we may lose our rights to use these orbital locations, and the locations could become available for other satellite operators to use. We cannot operate our satellites without a sufficient number of suitable orbital locations in which to place the satellites. The loss of one or more of our orbital locations could negatively affect our plans and our ability to implement our business strategy.

Coordination results may adversely affect our ability to use a satellite at a given orbital location for our proposed service or coverage area.

We are required to record frequencies and orbital locations used by our satellites with the International Telecommunication Union and to coordinate the use of these frequencies and orbital locations in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of satellites at particular orbital locations. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use a satellite at a given orbital location for our proposed service or coverage area. The use of our satellites may also be temporarily or permanently adversely affected if the operation of adjacent satellite networks does not conform to coordination agreements resulting in the acceptable interference levels being exceeded (e.g., due to operational errors associated with the transmissions to adjacent satellite networks).

Our failure to maintain or obtain authorizations under the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on our business.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. State Department, U.S. Commerce Department and U.S. Treasury Department regulations. If we do not maintain our existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the United States, we may be unable to export technical data or equipment to non-U.S. persons and companies, including to our own non-U.S. employees, as required to fulfill existing contracts. If we do not maintain our existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the United States, we may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. In addition, because we conduct management activities from Luxembourg, our U.S. suppliers must comply with U.S. export control laws and regulations in connection with their export of satellites and related equipment and technical data to us. Our ability to acquire new satellites, launch new satellites or operate our satellites could also be negatively affected if our suppliers do not obtain required U.S. export authorizations.

If we do not maintain required security clearances from, and comply with our agreements with, the U.S. Department of Defense, or if we do not comply with U.S. law, we may not be able to continue to perform our obligations under U.S. government contracts.

To participate in classified U.S. government programs, we sought and obtained security clearances for one of our subsidiaries from the U.S. Department of Defense. Given our foreign ownership, we entered into a proxy agreement with the U.S. government that limits our ability to control the operations of this subsidiary, as required under the national security laws and regulations of the United States. If we do not maintain these security clearances, we will not be able to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party, the U.S. government would have the right to terminate our contracts requiring access to classified information and we will not be able to enter into new classified contracts. As a result, our business could be materially and adversely affected. Further, if we materially violate the terms of the proxy agreement or if we are found to have materially violated U.S. law, we or the subsidiary holding the security clearances may be suspended or barred from performing any government contracts, whether classified or unclassified, and we could be subject to civil or criminal penalties.

Risk Factors Relating to Our Capital Structure

We are a holding company and our primary source of cash is and will be distributions from our subsidiaries.

We are a holding company with limited business operations of our own. Our main asset is the capital stock of our subsidiaries. We conduct substantially all of our business operations through our direct and indirect subsidiaries. Accordingly, our primary sources of cash are dividends and other distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends or other distributions in the future. Our subsidiaries’ payments to us will be contingent upon their earnings and upon other business considerations. In addition, our subsidiaries’ debt instruments and other agreements limit or prohibit certain payments of dividends or other distributions to us. Furthermore, pursuant to Luxembourg law, up to 5% of any net profits generated by us or our Luxembourg subsidiaries, respectively, must be allocated to a legal reserve that is not available for distribution until such legal reserve is at least equal to 10% of the relevant company’s issued share capital.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, make payments on our indebtedness and pay dividends.

As of December 31, 2012, we had approximately $15.9 billion principal amount of total third-party indebtedness on a consolidated basis, approximately $3.3 billion of which was secured debt.

The indentures and credit agreements governing a substantial portion of the outstanding debt of Intelsat Luxembourg and Intelsat Jackson and their respective subsidiaries permit each of these companies to make payments to their respective direct and indirect parent companies to fund the cash interest payments on such indebtedness, so long as no default or event of default shall have occurred and be continuing or would occur as a consequence thereof.

Our substantial indebtedness could have important consequences. For example, it could:

•

make it more difficult for us to satisfy obligations with respect to indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indentures governing our notes and the agreements governing such other indebtedness;

•

require us to dedicate a substantial portion of available cash flow to pay principal and interest on our outstanding debt, which will reduce the funds available for working capital, capital expenditures, dividends, acquisitions and other general corporate purposes;

•	limit flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	limit our ability to engage in strategic transactions or implement our business strategies;

•	limit our ability to borrow additional funds; and

•	place us at a disadvantage compared to any competitors that have less debt.

Any of the factors listed above could materially and adversely affect our business and our results of operations. Furthermore, our interest expense could increase if interest rates rise because certain portions of our debt bear interest at floating rates. If we do not have sufficient cash flow to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

We may be able to incur significant additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of certain additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. If we incur new indebtedness, the related risks, including those described above, could intensify.

To service our third-party indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our third-party debt service obligations could harm our business, financial condition and results of operations.

Our ability to satisfy our debt obligations will depend principally upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make payments on our indebtedness. As of December 31, 2012, our debt service obligations will require minimum interest and principal payments of approximately $3.9 billion for the next two years, which includes the aggregate principal amount of the Intelsat S.A. 6½% Senior Notes due 2013 (the “2013 Senior Notes”), which mature in 2013 but for which there is a financing commitment in place with a maturity of two years from funding (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions—Financing Commitment for Intelsat S.A. Senior Notes due 2013”). If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, including our inability to service our notes or other debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective notes.

The terms of our debt covenants may restrict our current and future operations, particularly our ability to respond to changes in our business and general economic conditions, and to take certain actions.

The agreements that govern the terms of our indebtedness contain, and the agreements that govern the terms of any future indebtedness of ours would likely contain, a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests, including to:

•	incur or guarantee additional debt or issue disqualified stock;

•	pay dividends (including to fund cash interest payments at different entity levels), or make redemptions, repurchases or distributions, with respect to our shares or share capital;

•	create or incur certain liens;

•	make certain loans or investments;

•	engage in mergers, acquisitions, amalgamations, asset sales and sale and leaseback transactions; and

•	engage in transactions with affiliates.

These covenants are subject to a number of qualifications and exceptions. The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

Risk Factors Relating to Investment in a Luxembourg Company

We are a Luxembourg joint stock company (société anonyme) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of Luxembourg. Most of our assets are located outside the United States. Furthermore, certain of our directors and officers named in this prospectus reside outside the United States, and certain of their assets may be located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability or other provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability or other provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability or other provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior to any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following (subject to court interpretation, which may evolve):

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was established in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•

the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and the judgment of the competent court must not have been obtained by fraud;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Under our articles of incorporation, we indemnify and hold our directors and officers harmless against all claims and suits brought against them, subject to limited exceptions. We may further purchase and maintain insurance or furnish similar protection or make other arrangements, including, but not limited to, providing a trust fund, letter of credit or surety bond on behalf of our directors or officers against any liability asserted against them or incurred by or on behalf of them in their capacity as a director or officer. To the extent allowed or required by law, the rights and obligations among or between us, any of our current or former directors, officers and company employees and any current or former shareholder will generally be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as such. Based thereon, the enforcement of judgments obtained outside Luxembourg may be more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of Luxembourg as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For additional information, see “Comparison of Certain Shareholder Rights.” There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by us, our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to pre-emptive subscription rights in the event of capital increases and issues of shares of any class against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such pre-emptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders. We expect that our board of directors will adopt such limitation.

Risk Factors Relating to the Offering and Series A Preferred Shares and Common Shares

You will bear the risk of a decline in the market price of our common shares between the pricing date for the Series A preferred shares and the mandatory conversion date.

The number of common shares that you will receive upon mandatory conversion is not fixed but instead will depend on the applicable market value, which is the average of the closing prices of our common shares over the 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date. The aggregate market value of the common shares that you would receive upon mandatory conversion may be less than the aggregate liquidation preference of your Series A preferred shares. Specifically, if the applicable market value of our common shares is less than the initial price of $18.00, the market value of the common shares that you would receive upon mandatory conversion of each Series A preferred share will be less than the $50.00 liquidation preference, and an investment in the Series A preferred shares would result in a loss. Accordingly, you will bear the risk of a decline in the market price of our common shares. Any such decline could be substantial.

The opportunity for equity appreciation provided by your investment in the Series A preferred shares is less than that provided by a direct investment in our common shares.

The market value of each common share that you would receive upon mandatory conversion of each Series A preferred share on the mandatory conversion date will only exceed the liquidation preference of $50.00 per Series A preferred share if the applicable market value of our common shares exceeds the threshold appreciation price of $22.05. The threshold appreciation price represents an appreciation of approximately 22.5% over the initial price. In this event, you would receive on the mandatory conversion date approximately 81.6% (which percentage is equal to the initial price divided by the threshold appreciation price) of the value of our common shares that you would have received if you had made a direct investment in our common shares on the date of this prospectus. This means that the opportunity for equity appreciation provided by an investment in our Series A preferred shares is less than that provided by a direct investment in our common shares.

In addition, if the market value of our common shares appreciates and the applicable market value of our common shares is equal to or greater than the initial price but less than or equal to the threshold appreciation price, the aggregate market value of our common shares that you would receive upon mandatory conversion will only be equal to the aggregate liquidation preference of the Series A preferred shares, and you will realize no equity appreciation on our common shares.

The market price of our common shares, which may fluctuate significantly, may adversely affect the market price for our Series A preferred shares.

We expect that generally the market price of our common shares will affect the market price of our Series A preferred shares more than any other single factor. This may result in greater volatility in the market price of the Series A preferred shares than would be expected for nonconvertible preferred shares. The market price of our common shares will likely fluctuate in response to a number of factors, including our financial condition, operating results and prospects, as well as economic, financial and other factors, such as prevailing interest rates, interest rate volatility, changes in our industry and competitors and government regulations, many of which are beyond our control. For more information regarding such factors, see “—Risk Factors Relating to Our Business” and the risk factor below entitled “There is no existing market for our Series A preferred shares or our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If the price of either our Series A preferred shares or our common shares fluctuates after this offering, you could lose a significant part of your investment.”

In addition, we expect that the market price of the Series A preferred shares will be influenced by yield and interest rates in the capital markets, the time remaining to the mandatory conversion date, our creditworthiness and the occurrence of certain events affecting us that do not require an adjustment to the conversion rate. Fluctuations in yield rates in particular may give rise to arbitrage opportunities based upon changes in the relative values of our Series A preferred shares and our common shares. Any such arbitrage could, in turn, affect the market prices of our common shares and our Series A preferred shares.

The adjustment to the conversion rate and the payment of the cash acquisition dividend make-whole amount upon the occurrence of certain cash acquisitions may not adequately compensate you.

If a cash acquisition (as defined in “Description of Series A Preferred Shares—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount”) occurs on or prior to the conversion date, we will adjust the conversion rate for the Series A preferred shares converted during the cash acquisition conversion period (as defined in “Description of Series A Preferred Shares—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount”) unless the share price is less than $5.00 or above $60.00 (in each case, subject to adjustment) and, with respect to those Series A preferred shares converted, you will also receive, among other consideration, a cash acquisition dividend make-whole amount. The number of shares to be issued upon conversion in connection with a cash acquisition will be determined as described in “Description of Series A Preferred Shares—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount.” Although this adjustment to the conversion rate and the payment of the cash acquisition dividend make-whole amount are designed to compensate you for the lost option value of your Series A preferred shares and lost dividends as a result of a cash acquisition, they are only an approximation of such lost value and lost dividends and may not adequately compensate you for your actual loss. Furthermore, our obligation to adjust the conversion rate in connection with a cash acquisition and pay the cash acquisition dividend make-whole amount (whether in cash or our common shares) could possibly be considered a penalty under Luxembourg law, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The conversion rate of our Series A preferred shares may not be adjusted for all dilutive events that may adversely affect the market price of our Series A preferred shares or our common shares issuable upon conversion of the Series A preferred shares.

The number of common shares that you are entitled to receive upon conversion of the Series A preferred shares is subject to adjustment only for share splits and combinations, share dividends and specified other transactions. See “Description of Series A Preferred Shares—Anti-dilution Adjustments” for further discussion of anti-dilution adjustments. However, other events, such as employee and director option grants or offerings of our common shares or securities convertible into common shares (other than those set forth in “Description of Series A Preferred Shares—Anti-dilution Adjustments”) for cash or in connection with acquisitions, which may adversely affect the market price of our common shares, may not result in any adjustment. Further, if any of these other events adversely affects the market price of our common shares, it may also adversely affect the market price of the Series A preferred shares. In addition, the terms of our Series A preferred shares do not restrict our ability to offer common shares or securities convertible into common shares in the future or to engage in other transactions that could dilute our common shares. We have no obligation to consider the interests of the holders of our Series A preferred shares in engaging in any such offering or transaction.

Except under very limited circumstances, you will have no rights with respect to our common shares until you convert your Series A preferred shares, but you may be adversely affected by certain changes made with respect to our common shares.

Except under very limited circumstances, you will have no rights with respect to our common shares, including voting rights, rights to respond to common share tender offers, if any, and rights to receive dividends or other distributions on our common shares, if any (other than through a conversion rate adjustment), prior to the conversion date with respect to a conversion of your Series A preferred shares, but your investment in our Series A preferred shares may be negatively affected by these events. Upon conversion, you will be entitled to exercise the rights of a holder of common shares only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our articles of incorporation requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

You will have no voting rights except under limited circumstances.

You do not have voting rights with respect to our Series A preferred shares, except with respect to certain fundamental changes in the terms of the Series A preferred shares and/or except as specifically required by Luxembourg law for preferred non-voting shares. In addition, under Luxembourg law, if for a period of two successive financial years where we realized net profits, the preferential dividends on the Series A preferred shares have not been paid, then the holders of the Series A preferred shares shall have the same voting rights as holders of our common shares, with each share having one vote per share, subject to the terms and limitations described in “Description of Series A Preferred Shares—Voting Rights” and “Description of Share Capital—Terms of the Shares.” Under Luxembourg law, holders of the Series A preferred shares will not be entitled to elect any directors by voting as a separate class, even if the preferential dividends on the Series A preferred shares have not been paid for a period of two successive financial years.

Our Series A preferred shares will rank junior to all of our and our subsidiaries’ liabilities, as well as the share capital of our subsidiaries held by third parties, in the event of a bankruptcy, liquidation or winding up of our or our subsidiaries’ assets.

In the event of a bankruptcy, liquidation or winding up, our assets will be available to pay obligations on our Series A preferred shares only after all of our liabilities have been paid. In addition, our Series A preferred shares will effectively rank junior to all existing and future liabilities of our subsidiaries, as well as the share capital of our subsidiaries held by third parties. Our rights to participate in the assets of its subsidiaries upon any liquidation or reorganization of any subsidiary, and therefore your rights, will rank junior to the prior claims of that subsidiary’s creditors and third-party equity holders. In the event of a bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our Series A preferred shares then outstanding. As of December 31, 2012, we had approximately $15.9 billion principal amount of total third party indebtedness on a consolidated basis.

Our ability to pay dividends on our Series A preferred shares may be limited.

Our payment of dividends on our Series A preferred shares in the future will be largely at the discretion of our board of directors and will depend upon results of operations, financial performance, contractual restrictions, restrictions imposed by applicable law, including Luxembourg law, and other factors our board of directors deems relevant. Under Luxembourg law, up to 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued capital. The legal reserve is not available for distribution.

Any indentures, credit agreements and other financing arrangements that we may enter into in the future may limit our ability to pay cash dividends on our share capital, including the Series A preferred shares. In the event that any of our indentures, credit agreements or other financing arrangements restrict our ability to pay dividends in cash on the Series A preferred shares, we may be unable to pay dividends in cash on the Series A preferred shares unless we can refinance the amounts outstanding under those agreements. We are a holding company and have no material assets other than our indirect ownership of shares in our operating subsidiaries. We will rely on our operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends that are not otherwise available. Our subsidiaries’ ability to make distributions to us is restricted under the terms of the indentures and credit agreements governing a substantial portion of their outstanding debt and certain other agreements.

If upon (i) mandatory conversion, (ii) an early conversion at the option of a holder or (iii) an early conversion upon a cash acquisition, we have not declared all or any portion of the accumulated dividends payable on the Series A preferred shares for specified periods, the applicable conversion rate will be adjusted so that converting holders receive an additional number of common shares having a market value generally equal to the amount of such accumulated dividends, subject to the limitations described under “Description of the Series A Preferred Shares—Mandatory Conversion,” “—Conversion at the Option of the Holder” and “—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount,” respectively. In the case of mandatory conversion or conversion upon a cash acquisition, if these limits to the adjustment of the conversion rate are reached, we will pay the shortfall in cash if we are legally permitted to do so. We will not have an obligation to pay the shortfall in cash if these limits to the adjustment of the conversion rate are reached in the case of an early conversion at the option of the holder.

You may be subject to tax upon an adjustment to the conversion rate of the Series A preferred shares even though you do not receive a corresponding cash distribution.

The conversion rate of the Series A preferred shares is subject to adjustment in certain circumstances. See “Description of Series A Preferred Shares—Anti-dilution Adjustments.” If, as a result of an adjustment (or failure to make an adjustment), your proportionate interest in our assets or earnings and profits is increased, you may be deemed to have received for Luxembourg income tax purposes and/or U.S. federal income tax purposes a taxable distribution without the receipt of any cash. See “Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders of Series A Preferred Shares” for a further discussion of federal tax implications for U.S. holders.

The market price of our Series A preferred shares may be adversely affected by the market price of our common shares, which may be in turn be adversely affected by the Series A preferred shares.

We believe that the market price of our common shares will directly affect the market price of our Series A preferred shares. The market price of our common shares, in turn, may fluctuate significantly in response to a number of factors, many of which are beyond our control. For example, the market price of our common shares could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional common shares received upon conversion of the Series A preferred shares;

•	possible sales of our common shares by investors who view the Series A preferred shares as a more attractive means of equity participation in us than owning our common shares; and

•	hedging or arbitrage trading activity that may develop involving the Series A preferred shares and our common shares.

Following the offerings, our Sponsors will own a significant amount of our common shares and may have conflicts of interest with us in the future.

Following the reorganization transactions and the offerings, the Sponsors will beneficially own in the aggregate approximately 75.0% of our common shares. See “Principal Shareholders.” By virtue of their share ownership, the Sponsors may be able to influence decisions to enter into any corporate transaction that requires the approval of shareholders. In addition, the Sponsors may have the ability to influence the outcome of other matters that require approval of our shareholders and to otherwise influence us.

Additionally, the Sponsors are in the business of making investments in companies and, although they do not currently hold interests in any business that competes directly or indirectly with us, may from time to time acquire and hold interests in businesses that compete with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as the Sponsors continue to beneficially own a significant amount of our common shares, they will continue to be able to strongly influence our decisions.

As a foreign private issuer and as a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. This may afford less protection to our shareholders.

The NYSE’s rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign private issuer exemption to the NYSE rules, a majority of our board of directors is not required to consist of independent directors, our compensation committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating and corporate governance committee. Therefore, our board’s approach may be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.

Following the offerings, if the Sponsors beneficially own a majority of our outstanding common shares, we will be a “controlled company” within the meaning of the NYSE’s corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. If we qualify as a controlled company, we may elect not to comply with certain NYSE corporate governance rules that would otherwise require our board of directors to have a majority of independent directors or require our compensation committee or nominating and corporate governance committee to be comprised entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements, and the ability of our independent directors to influence our business policies and affairs may be reduced.

There is no existing market for our Series A preferred shares or our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If the price of either our Series A preferred shares or our common shares fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for either our Series A preferred shares or our common shares. If an active trading market does not develop, you may have difficulty selling any of our Series A preferred shares or our common shares that you receive upon conversion of the Series A preferred shares or as dividends on the Series A preferred shares. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. The initial public offering price for our common shares and the offering price for our Series A preferred shares was determined by negotiations between us and the underwriters in the related offering and may not be indicative of prices that will prevail in the open market following such offerings. Consequently, you may not be able to sell our Series A preferred shares at a price equal to or greater than the price you paid in this offering or our common shares at prices equal to or greater than the value of the common shares you receive upon conversion of the Series A preferred shares. In addition to the risks described above, the market price of our Series A preferred shares or our common shares may be influenced by many factors, some of which are beyond our control, including:

•	actual or anticipated variations in our operating results;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	the overall performance of equity markets;

•	changes in laws or regulations relating to our services;

•	additions or changes to our board of directors or management;

•	the commencement or outcome of litigation;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our Series A preferred shares or our common shares;

•	other economic, legal and regulatory factors unrelated to our performance;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class-action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our financial condition or results of operations.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares and thus the Series A preferred shares to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, or the conversion of our Series A preferred shares or the payment of dividends on the Series A preferred shares in the form of common shares, or the perception that such conversions or dividends could occur, could cause the market price of our common shares and thus the Series A preferred shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of incorporation, we will be authorized to issue up to 1,000,000,000 shares of any class, of which 3,000,000 Series A preferred shares and 102,512,977 common shares will be outstanding following the offerings, assuming no exercise of the underwriters’ over-allotment option in this offering or our initial public offering. If this offering of Series A preferred shares is completed, up to 8,333,400 common shares (up to 9,583,410 common shares if the underwriters in this offering exercise their over-allotment option in full), in each case subject to anti-dilution, make-whole and other adjustments, will be issuable upon conversion of the Series A preferred shares. Members of our board of directors, our executive officers and certain of our shareholders will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to offer, sell or transfer, directly or indirectly, any Series A preferred shares or common shares for a period of 180 days from the date of this prospectus. Certain of our existing shareholders have entered into, and will be entitled to the benefits of, agreements granting them registration rights. However, pursuant to the lock-up agreements, we have agreed not to file any registration statement relating to the offering of any Series A preferred shares or common shares for 180 days from the date of this prospectus. See “Underwriting.” The market price of our Series A preferred shares or our common shares could decline as a result of future sales of common shares by us or sales by our directors, executive officers and shareholders after this offering and our initial public offering of common shares or after the expiration of the lock-up periods. See “Shares Eligible for Future Sale.” We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our shares.

Transformation into a public company will increase our selling, general and administrative costs and impact the regular operations of our business.

The offerings will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur additional legal, accounting, reporting and other expenses as a result of having publicly traded common shares and Series A preferred shares. We will also incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased director and officer liability insurance, investor relations and various other costs of a public company. We expect that we will incur additional annual costs of approximately $1.5 million as a result of being a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), as well as rules implemented by the Securities and Exchange Commission (“SEC”) and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on qualified independent directors. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The additional demands associated with being a public company may impact regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and share price.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 20-F for the year ended December 31, 2014, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404 or that may require a restatement or other revision to our financial statements. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain that our financial statements are accurate. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Series A preferred shares and common shares. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our Series A preferred shares and common shares, impair our ability to raise additional capital, or jeopardize our stock exchange listing.

We do not expect to pay any cash dividends or other distributions on our common shares for the foreseeable future and, consequently, after conversion of your Series A preferred shares into common shares, your only opportunity to achieve a return on your investment is if the price of our common shares appreciates.

Following our initial public offering, we do not anticipate that we will pay any cash dividends or other distributions on our common shares for the foreseeable future. Any determination to pay dividends or other distributions in the future will be largely at the discretion of our board of directors and will depend upon results of operations, financial performance, contractual restrictions, restrictions imposed by applicable law, including the Luxembourg law requirement that up to 5% of any net profits that we may generate must be allocated to a legal reserve that is not available for distribution, until such legal reserve is at least equal to 10% of our issued share capital, and other factors our board of directors deems relevant. In addition, so long as any Series A preferred shares remain outstanding, no dividend or distribution may be declared or paid on our common shares and no common shares may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred shares or a sufficient sum of cash or number of common shares has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common shares payable solely in common shares.

Accordingly, following the conversion of your Series A preferred shares purchased in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common shares, which may never occur. Investors seeking cash dividends or other distributions in the foreseeable future should not expect cash dividends or other distributions following conversion of the Series A preferred shares into common shares.

Our management will have broad discretion over the use of the proceeds we receive in the offerings and might not apply the proceeds in ways that increase the value of your investment in our shares.

If the underwriters in this offering and our initial public offering of common shares exercise their over-allotment options in full, we estimate that net proceeds from the sale of our Series A preferred shares in this offering will be approximately $164.3 million and the net proceeds from the sale of our common shares in our initial public offering will be approximately $378.5 million, in each case, after deducting the underwriting discounts and commissions and expenses estimated to be incurred by us in connection with the offerings. Our management will have broad discretion to use our net proceeds from the offerings, and you will be relying on the judgment of our management regarding the application of these proceeds. We intend to use substantially all of the net proceeds to repay, redeem, retire or repurchase a portion of our outstanding indebtedness. Our management might not apply the net proceeds in ways that increase the value of your investment in our Series A preferred shares. You will not have the opportunity to influence our decisions on how to use the proceeds.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our share price and trading volume could decline.

The trading market for our Series A preferred shares and common shares will depend in part on the research and reports that securities and industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price of our shares could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our shares, our Series A preferred share price and our common share price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our shares could decrease, which could cause our Series A preferred share price and our common share price or trading volume to decline.

Provisions in our articles of incorporation may delay or prevent our acquisition by a third party.

Our articles of incorporation, which will become effective prior to the completion of the offerings, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors and, if required, our shareholders. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common shares. In addition, the terms and conditions of our Series A preferred shares may have an impact on such transactions. The provisions include, among others:

•	provisions relating to a board of directors that is divided into three classes with staggered terms;

•

provisions requiring the affirmative vote of two-thirds ( 2/3) of our shares issued and entitled to vote for the amendment of certain provisions of our articles of incorporation, subject to any voting rights the Series A preferred shares may have in limited circumstances;

•	provisions requiring the affirmative vote of the Series A preferred shares in cases in which they are entitled to vote under Luxembourg law or our articles of incorporation;

•

provisions that set forth advance notice procedures for nominations of candidates for the election of directors by shareholders holding less than 10% of our issued shares, whether individually or collectively with a group;

•

provisions restricting the ownership or transfer of our common shares, Series A preferred shares or other equity securities if the ownership or transfer: (i) is in violation of communications laws, including FCC rules and regulations; (ii) limits or impairs our business activities under communications laws, including FCC rules and regulations; or (iii) subjects us to any additional law, regulation or policy under communications laws, including FCC rules and regulations; and

•

provisions permitting us to request certain information from our shareholders, other equity securityholders, transferees or proposed transferees if we believe ownership of our securities may result in one of the consequences described in the prior bullet point, and provisions enabling us to (i) refuse to issue common shares, Series A preferred shares or other equity securities to such person, (ii) refuse to permit or recognize a transfer (or attempted transfer) of our common shares, Series A preferred shares or other equity securities to such person, (iii) suspend any rights attaching to such common shares, Series A preferred shares or other equity securities (including, without limitation, the right to attend and vote at general meetings and the right to receive dividends or other distributions, subject to the terms and conditions of our Series A preferred shares) and which cause or could cause such limitations, (iv) compulsorily redeem the relevant common shares, Series A preferred shares or other equity securities and (v) exercise all other appropriate remedies.

For more information, see “Description of Share Capital.” The provisions of our articles of incorporation could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our shares in the future, which could reduce the market price of our Series A preferred shares and common shares.

USE OF PROCEEDS

We expect to receive approximately $328.8 million of net proceeds from the sale of common shares by us in the common shares offering, after deducting the underwriting discounts and commissions and expenses estimated to be incurred by us in connection with the common shares offering, assuming that the underwriters’ over-allotment option is not exercised. If the underwriters in the common shares offering fully exercise their over-allotment option, we expect to receive approximately $378.5 million of net proceeds.

We expect to receive approximately $142.9 million of net proceeds from the sale of Series A preferred shares by us in the Series A preferred shares offering, after deducting the underwriting discounts and commissions, assuming that the underwriters’ over-allotment is not exercised. If the underwriters in the Series A preferred shares offering fully exercise their over-allotment option, we expect to receive approximately $164.3 million of net proceeds.

We currently expect to use the net proceeds from the offerings to: (i) redeem, retire or repurchase all of Intelsat S.A.’s approximately $353.6 million aggregate principal amount of outstanding 2013 Senior Notes; and (ii) repay approximately $67.1 million of the indebtedness outstanding under the New Intelsat Jackson Senior Unsecured Credit Agreement (as defined below). The 2013 Senior Notes mature in November 2013 and currently bear interest at a rate of 6.5% per annum. The indebtedness under the New Intelsat Jackson Senior Unsecured Credit Agreement matures in February 2014 and bears interest at a rate of 3.31% per annum as of December 31, 2012. Certain of the underwriters or their respective affiliates may receive a portion of the net proceeds if they hold the 2013 Senior Notes or act as lenders under the New Intelsat Jackson Senior Unsecured Credit Agreement. See “Underwriting.” In addition, approximately $39.1 million will be paid to the Sponsors as a fee in connection with the termination of the monitoring fee agreement as described under “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Monitoring Fee Agreement and Transaction Fees.” We intend to use any remaining net proceeds from the offerings for general corporate purposes.

DIVIDEND POLICY

Following completion of the common shares offering, we do not expect to pay dividends or other distributions on our common shares in the foreseeable future. Other than the payment of dividends on the Series A preferred shares, we currently intend to retain any future earnings for working capital and general corporate purposes, which could include the financing of operations or the repayment, redemption, retirement or repurchase in the open market of our indebtedness. Under Luxembourg law, the amount and payment of dividends or other distributions will be determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors, except in certain limited circumstances. Pursuant to our articles of incorporation, the board of directors has the power to pay interim dividends or make other distributions in accordance with applicable Luxembourg law. Distributions may be lawfully declared and paid if our net profits and/or distributable reserves are sufficient under Luxembourg law. All of our common shares rank pari passu with respect to the payment of dividends or other distributions unless the right to dividends or other distributions has been suspended in accordance with our articles of incorporation or applicable law.

So long as any Series A preferred shares remain outstanding, no dividend or distribution may be declared or paid on our common shares and no common shares may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred shares or a sufficient sum of cash or number of common shares has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common shares payable solely in common shares. See “Description of Series A Preferred Shares.”

Under Luxembourg law, up to 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. The allocation to the legal reserve becomes compulsory again when the legal reserve no longer represents 10% of our issued share capital. The legal reserve is not available for distribution.

We are a holding company and have no material assets other than our indirect ownership of shares in our operating subsidiaries. If we were to pay a dividend or other distribution on our common shares at some point in the future, we would cause the operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends. Our subsidiaries’ ability to make distributions to us is restricted under certain of their debt and other agreements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012:

•	on an actual basis; and

•

on an as adjusted basis, giving effect to (i) the reorganization transactions; (ii) the sale of 19,323,672 of our common shares in the common shares offering, after deducting the underwriting discounts and commissions and expenses estimated to be incurred by us in connection with the common shares offering; (iii) the sale of 3,000,000 of our Series A preferred shares in the Series A preferred shares offering, which is contingent upon the closing of the common shares offering, after deducting the underwriting discounts and commissions; (iv) the receipt of approximately $406.2 million of insurance proceeds in connection with the IS-27 satellite launch failure, a portion of which will be used to redeem approximately $366.4 million aggregate principal amount of 2017 Senior Notes; (v) the 2013 Intelsat Luxembourg notes offering and redemptions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2013 Debt Transactions;” and (vi) the application of the net proceeds of the offerings as described in “Use of Proceeds.”

You should read the following table in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2012
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$187,485	$139,151

Secured Debt:
Intelsat Jackson Senior Secured Credit Facilities due April 2018	3,218,000	3,218,000
Unamortized discount on Senior Credit Facilities	(12,289)	(12,289)
Horizons Holdings Loan Payable to JSAT	48,836	48,836

Total secured debt	3,254,547	3,254,547

Unsecured Debt:
Intelsat Global Holdings S.A.:
Notes payable to former employee shareholders	739	739

Total Intelsat Global Holdings S.A. obligations	739	739

Intelsat Investment Holdings S.à r.l.:
Notes payable to former employee shareholders	129	129

Total Intelsat Investment Holdings S.à r.l. obligations	129	129

Intelsat S.A.:
6.5% Senior Notes due November 2013	353,550	—
Unamortized discount on 6.5% Senior Notes	(25,312)	—

Total Intelsat S.A. obligations	328,238	—

Intelsat Luxembourg:
11.25% Senior Notes due February 2017	2,805,000	1,683,809
11.5% / 12.5% Senior PIK Election Notes due February 2017	2,502,986	—
6.75% Senior Notes due June 2018	—	500,000
7.75% Senior Notes due June 2021	—	2,000,000
8.125% Senior Notes due June 2023	—	1,000,000

Total Intelsat Luxembourg obligations	5,307,986	5,183,809

Intelsat Jackson:
Senior Unsecured Credit Facilities due February 2014	195,152	195,152
New Senior Unsecured Credit Facilities due February 2014	810,876	743,785
8.5% Senior Notes due November 2019	500,000	500,000
Unamortized discount on 8.5% Senior Notes	(3,218)	(3,218)
7.25% Senior Notes due October 2020	2,200,000	2,200,000
Unamortized premium on 7.25% Senior Notes	19,745	19,745
7.25% Senior Notes due April 2019	1,500,000	1,500,000
7.5% Senior Notes due April 2021	1,150,000	1,150,000
6.625% Senior Notes due December 2022	640,000	640,000

Total Intelsat Jackson unsecured obligations	7,012,555	6,945,464

Total unsecured debt	12,649,647	12,130,141

Total long-term debt	$15,904,194	$15,384,688

Shareholders’ deficit:
Series A mandatory convertible junior non-voting preferred shares, nominal value $0.01 per share; 3,000,000 shares issued and outstanding, as adjusted (1);	$—	$30
Class A shares, nominal value $0.01 per share; 14,909,421 shares issued and outstanding at December 31, 2012	149	—
Class B shares, nominal value $0.01 per share; 822,018 shares issued and outstanding at December 31, 2012	8	—
Undesignated shares, nominal value $0.01 per share; 84,182,210 shares unissued at December 31, 2012	842	—
Common shares, nominal value $0.01 per share; 102,512,977 shares issued and outstanding, as adjusted	—	1,025
Paid-in capital	1,519,262	2,023,880
Accumulated deficit (2)	(2,759,593)	(3,104,772)
Accumulated other comprehensive loss	(118,428)	(118,428)

Total shareholders’ deficit	$(1,357,760)	$(1,198,265)

Noncontrolling interest	45,670	45,670

Total capitalization	$14,592,104	$14,232,093

(1)	Although a final determination cannot be made until issuance, we currently believe the Series A preferred shares will be classified as permanent equity.
(2)	Unaudited pro forma impacts on accumulated deficit are as follows:

Dollars in thousands
Accumulated deficit as of December 31, 2012	$(2,759,593)
Impact (net of zero tax impact) of redemption of $2,503 million aggregate principal amount of Intelsat Luxembourg 11 ½% / 12 ½% Senior PIK Election Notes due 2017 and redemption of $1,121.2 million aggregate principal amount of Intelsat Luxembourg 11¼% Senior Notes due 2017. Amount comprises the difference between the carrying value of the debt redeemed or to be redeemed and the total cash amount paid (including related fees) and a write off of unamortized debt issuance costs	(234,405)

Impact (net of zero tax impact) of redemption of $353.6 million aggregate principal amount of Intelsat S.A. 6 1/2% Senior Notes due 2013 and repayment of $67.1 million aggregate principal amount of Intelsat Jackson New Senior Unsecured Credit Facilities due 2014. Amount comprises the difference between the carrying amount of the debt to be redeemed or repaid and the total cash paid (including related fees), and a write off of unamortized debt discount and a write off of unamortized debt issuance costs	(36,164)

Impact (net of zero tax impact) of $39.1 million payment made in connection with the termination of the 2008 MFA, as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Charges in connection with the offerings,” together with a write off of $17.2 million of prepaid fees relating to the balance of 2013	(56,341)

Impact of compensation charge (net of tax benefit of $1.7 million) arising from: the contractual release of certain repurchase provisions for various stock compensation awards in connection with the offerings; compensation expense arising from grants of vested options to certain executives in accordance with the existing terms of their side letters to the Management Shareholders Agreement (as defined below) in connection with the reorganization transactions; and cash payments to certain members of management following consummation of the offerings.	(18,269)

Unaudited pro forma accumulated deficit as of December 31, 2012	$(3,104,772)

DILUTION

If you invest in our common shares, your interest will be diluted to the extent the initial public offering price per common share exceeds the pro forma net tangible book deficit per share of our common shares immediately after the common shares offering. Dilution results from the fact that the per share offering price of the common shares is substantially in excess of the book deficit per share attributable to the common shares held by existing equity holders.

As of December 31, 2012, we had a pro forma net tangible book deficit of $137.79 per common share after giving effect to the reorganization transactions. Our pro forma net tangible book deficit represents the amount of our pro forma total tangible assets less our pro forma total liabilities and pro forma noncontrolling interests, calculated at December 31, 2012, divided by 83,189,305, the total number of our common shares outstanding as of December 31, 2012 after giving pro forma effect to the reorganization transactions. For additional information regarding the reorganization transactions, please see “Certain Relationships and Related Party Transactions—Reorganization Transactions.”

After giving effect to the sale of 19,323,672 common shares in the common shares offering, after deduction of the underwriting discounts and commissions and expenses estimated to be incurred by us in connection with the common shares offering, and after charges we expect to incur as described under “Capitalization,” our pro forma net tangible book deficit estimated as of the date of this prospectus would have been approximately $11,088.3 million, or $108.16 per common share. This represents an immediate decrease in pro forma net tangible book deficit of $29.62 per common share to our existing shareholders and an immediate pro forma dilution of $126.16 per common share to purchasers of common shares in the common shares offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and pro forma net tangible book deficit per common share immediately after the completion of the common shares offering.

The following table illustrates this dilution to new investors purchasing common shares, on a per share basis:

Public offering price per common share		$18.00
Pro forma net tangible book deficit per common share as of December 31, 2012 after giving effect to the reorganization transactions	$137.79
Decrease in pro forma net tangible book deficit per common share attributable to the common shares offering	$29.62
Pro forma net tangible book deficit per common share after the common shares offering		$108.16
Dilution per common share to new investors		$126.16
Percentage of dilution in pro forma net tangible book deficit per common share		701%

If the underwriters in the common shares offering exercise their over-allotment in full, our pro forma net tangible book deficit would decrease to $104.72 per common share, representing an increase to our existing shareholders of $33.07 per common share, and there will be an immediate dilution of $122.72 per common share to new investors.

The following table sets forth on a pro forma basis as of December 31, 2012 the differences between existing shareholders and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid (before deducting the estimated underwriting discounts and commissions and expenses estimated to be incurred by us).

	Common Shares Purchased		Total Consideration		Average Price Per Common Share
	Number	Percentage	Amount	Percentage
Existing shareholders	83,189,305	81%	$1,465,000,004	81%	$17.61
New investors	19,323,672	19	347,826,096	19	$18.00

Total	102,512,977	100%	$1,812,826,100	100%

This section and the foregoing tables do not include common shares reserved for issuance upon conversion of our Series A preferred shares, options to purchase an aggregate of 6,796,894 common shares that are expected to be outstanding under our 2008 Share Plan following the reorganization transactions and the offerings, of which 2,915,670 would be unvested and only vest upon the Sponsors realizing a multiple of their initial investment in the Company as described under “Management—Executive and Director Compensation—Executive Compensation—Share and Option Grants,” 38,196 restricted shares expected to be granted under the 2008 Share Incentive Plan in connection with the termination of the Unallocated Bonus Plan and not more than 1,346,000 restricted share units and 500,000 common shares that may be subject to grants of options under our 2013 Equity Plan following the consummation of the offerings. See “Management—Executive and Director Compensation” and “Description of Series A Preferred Shares.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected historical consolidated financial and other data should be read in conjunction with, and is qualified by reference to, “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We have historically conducted our business through Intelsat Global S.A. and its subsidiaries and, prior to that, Intelsat Holdings and its subsidiaries. In connection with the offerings, we engaged in a series of transactions pursuant to which the issuer in the offerings, Intelsat Global Holdings S.A., a newly formed holding company, acquired all of the common shares of Intelsat Global S.A. Following the offerings, our financial statements will present the results of operations of the issuer, which was renamed Intelsat S.A., and its consolidated subsidiaries.

As a result of the consummation of the Sponsors Acquisition, the financial results for the combined year ended December 31, 2008 have been presented in our audited consolidated financial statements for the “Predecessor Entity” for the period January 1, 2008 to January 31, 2008 and for the “Successor Entity” for the period February 1, 2008 to December 31, 2008 and the years ended December 31, 2009, 2010, 2011 and 2012. Although the effective date of the Sponsors Acquisition was February 4, 2008, due to the immateriality of the results of operations for the period between February 1, 2008 and February 4, 2008, we have accounted for the Sponsors Acquisition as if it had occurred on February 1, 2008 and recorded “push-down” accounting to reflect the acquisition of Intelsat Holdings.

Our selected historical consolidated statement of operations data and cash flow data for the years ended December 31, 2010, 2011 and 2012 (Successor Entity) and our selected historical consolidated balance sheet data as of December 31, 2011 and 2012 (Successor Entity) have been derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this prospectus. Our selected historical consolidated statement of operations data and cash flow data for the period February 1, 2008 to December 31, 2008 and the year ended December 31, 2009 (Successor Entity) and our selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 (Successor Entity) have been derived from our audited consolidated financial statements that are not included in this prospectus.

Our selected historical consolidated statement of operations data and cash flow data for the period January 1, 2008 to January 31, 2008 (Predecessor Entity) have been derived from the audited consolidated financial statements of Intelsat Holdings that are not included in this prospectus.

	Predecessor Entity	Successor Entity
	January 1 to January 31, 2008	February 1 to December 31, 2008	Year Ended December 31,
			2009	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$190,261	$2,174,640	$2,513,039	$2,544,652	$2,588,426	$2,610,152
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	25,683	337,466	401,826	413,400	417,179	415,900
Selling, general and administrative	18,464	182,783	253,123	227,271	208,381	204,025
Depreciation and amortization	64,157	795,663	804,037	798,817	769,440	764,903
Restructuring and transaction costs	313,102	1,926
Impairment of asset value (1)	—	390,444	499,100	110,625	—	—
Losses on derivative financial instruments	11,431	155,305	2,681	89,509	24,635	39,935

Total operating expenses	432,837	1,863,587	1,960,767	1,639,622	1,419,635	1,424,763

Income (loss) from operations	(242,576)	311,053	552,272	905,030	1,168,791	1,185,389
Interest expense, net	80,211	1,293,856	1,361,952	1,379,837	1,310,563	1,270,848
Gain (loss) on early extinguishment of debt	—	576	4,697	(76,849)	(326,183)	(73,542)
Earnings (loss) from previously unconsolidated affiliates	15	495	517	503	(24,658)	—
Other income (expense), net	520	(12,521)	41,496	9,124	1,955	(10,128)

Loss before income taxes	(322,252)	(994,253)	(762,970)	(542,029)	(490,658)	(169,129)
Provision for (benefit from) income taxes	(10,476)	(109,561)	11,689	(26,668)	(55,393)	(19,631)

Net loss	(311,776)	(884,692)	(774,659)	(515,361)	(435,265)	(149,498)
Net (income) loss attributable to noncontrolling interest	—	93	369	2,317	1,106	(1,639)

Net loss attributable to Intelsat Global Holdings S.A.	$(311,776)	$(884,599)	$(774,290)	$(513,044)	$(434,159)	$(151,137)

Net loss attributable to Intelsat Global Holdings S.A. per share:
Basic and diluted	$— (2)	$(60.59)	$(150.67)	$(1,887.70)	$(1,208.94)	$(352.09)

Consolidated Cash Flow Data:
Net cash provided by operating activities	$19,513	$878,405	$877,033	$1,018,163	$915,897	$821,310
Net cash used in investing activities	(24,701)	(5,249,680)	(967,168)	(958,747)	(840,431)	(783,601)
Net cash provided by (used in) financing activities	(22,448)	4,864,183	104,022	129,786	(478,659)	(139,619)

	Combined Year Ended December 31, 2008 (5)	Year Ended December 31,
		2009	2010	2011	2012
	(in thousands, except number of satellites)
Other Data:
EBITDA (3)	$916,806	$1,398,322	$1,713,474	$1,915,528	$1,940,164
Adjusted EBITDA (3)	1,852,308	1,973,163	1,989,203	2,016,987	2,016,184
Capital expenditures	422,460	943,133	982,127	844,688	866,016
Contracted backlog (at period end) (4)	8,838,084	9,416,652	9,829,180	10,742,217	10,749,762
Number of satellites (at period end)	52	54	54	51	54

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents, net of restricted cash	$486,598	$508,283	$698,542	$296,724	$187,485
Restricted cash	—	—	—	94,131	—
Satellites and other property and equipment, net	5,339,671	5,781,955	5,997,283	6,142,731	6,355,192
Total assets	17,671,509	17,370,365	17,593,017	17,356,613	17,265,846
Total debt	14,846,894	15,325,735	15,920,247	16,003,405	15,904,194
Shareholders’ equity (deficit)	494,785	(269,889)	(804,330)	(1,198,885)	(1,357,760)

(1)	The non-cash impairment charge in 2008 includes $63.6 million for the write-down of the Galaxy 26 satellite to its estimated fair value after a partial loss of the satellite, as well as $326.8 million due to the impairment of our rights to operate at orbital locations. The non-cash impairment charge in 2009 relates to a further impairment of our rights to operate at orbital locations. The non-cash impairment charge in 2010 includes $104.1 million for the write-down of the Galaxy 15 satellite to its estimated fair value following an anomaly and $6.5 million for the write-off of our IS-4 satellite, net of the related deferred performance incentive obligations. The IS-4 satellite was deemed to be unrecoverable due to an anomaly.

(2)	Due to the Sponsors Acquisition in 2008, our capital structure for periods before and after the Sponsors Acquisition are not comparable; therefore, we are presenting loss per share information only for periods subsequent to the Sponsors Acquisition.

(3)	EBITDA consists of earnings before net interest, gain (loss) on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain (loss) on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess our operating performance. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA.

	Combined Year Ended December 31, 2008 (5)	Year Ended December 31,
		2009	2010	2011	2012
	(in thousands)
Net loss	$(1,196,468)	$(774,659)	$(515,361)	$(435,265)	$(149,498)
Add (subtract):
Interest expense, net	1,374,067	1,361,952	1,379,837	1,310,563	1,270,848
(Gain) loss on early extinguishment of debt	(576)	(4,697)	76,849	326,183	73,542
Provision for (benefit from) income taxes	(120,037)	11,689	(26,668)	(55,393)	(19,631)
Depreciation and amortization	859,820	804,037	798,817	769,440	764,903

EBITDA	$916,806	$1,398,322	$1,713,474	$1,915,528	$1,940,164

Add (subtract):
Compensation and benefits (a)	5,420	54,247	28,106	8,811	5,237
Management fees (b)	10,240	23,188	24,711	24,867	25,062
(Earnings) loss from previously unconsolidated affiliates (c)	17,111	(517)	(503)	24,658	—
Impairment of asset value (d)	390,444	499,100	110,625	—	—
Losses on derivative financial instruments (e)	166,736	2,681	89,509	24,635	39,935
Gain on sale of investment (f)	—	(27,333)	(1,261)	—	—
Non-recurring and other non-cash items (g)	345,551	23,475	24,542	18,488	5,786

Adjusted EBITDA	$1,852,308	$1,973,163	$1,989,203	$2,016,987	$2,016,184

(a)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(b)	Reflects expenses incurred in connection with the monitoring fee agreement with BC Partners Limited and Silver Lake Management Company III, L.L.C. to provide certain monitoring, advisory and consulting services to our subsidiaries.
(c)	Represents gains and losses under the equity method of accounting relating to our investment in Horizons Holdings prior to the consolidation of Horizons Holdings and our investment in WildBlue in 2008. In addition, includes a $20.2 million pre-tax charge from the remeasurement of our investment in Horizons Holdings to fair value upon the consolidation of the joint venture on September 30, 2011.
(d)	Represents the non-cash impairment charge in 2008 of $63.6 million for the write-down of the Galaxy 26 satellite to its estimated fair value after a partial loss of the satellite, as well as $326.8 million due to the impairment of our rights to operate at orbital locations. The non-cash impairment charge in 2009 relates to a further impairment of our rights to operate at orbital locations. The non-cash impairment charge in 2010 includes $104.1 million for the write-down in value of the Galaxy 15 satellite to its estimated fair value following an anomaly and $6.5 million for the write-off of our IS-4 satellite, net of the related deferred performance incentive obligations. The IS-4 satellite was deemed to be unrecoverable due to an anomaly.
(e)	Represents (i) the changes in the fair value of the undesignated interest rate swaps, (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps and (iii) the change in the fair value of our put option embedded derivative in 2011 related to the 2015 Intelsat Sub Holdco Notes, Series B, all of which are recognized in operating income.
(f)	Represents the gain on the sale of our investment in WildBlue to Viasat, Inc. during the year ended December 31, 2009 and the gain on the sale of our shares of Viasat, Inc. common stock (received as consideration in the sale of our investment in WildBlue to Viasat, Inc.) during the first quarter of 2010.
(g)	Reflects certain non-recurring gains and losses and non-cash items, including restructuring costs incurred in 2008 in connection with the PanAmSat Acquisition Transactions (as described in “Business—Our History—The PanAmSat Acquisition Transactions”), transaction costs incurred in 2008 and 2009 related to the Sponsors Acquisition, costs incurred in 2009 and 2010 related to the migration of our jurisdiction of organization from Bermuda to Luxembourg, costs incurred in 2010 and 2011 associated with the 2011 Reorganization, expense from 2008 through 2011 for services on the Galaxy 13/Horizons-1 and Horizons-2 satellites prior to the consolidation of Horizons Holdings, net costs in 2011 related to the settlement of a dispute concerning our investment in WildBlue and charges in 2012 related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration. These costs were partially offset by non-cash income from 2008 through 2012 related to the recognition of deferred revenue on a straight-line basis of certain prepaid capacity contracts, non-cash income in 2012 related to the WildBlue settlement and a pre-tax gain in 2012 related to the sale of the U.S. Administrative Headquarters Property.

(4)	Our contracted backlog is our expected future revenue under existing customer contracts and includes both cancellable and non-cancellable contracts. As of December 31, 2012, approximately 86% of our backlog related to contracts that are non-cancellable, approximately 11% related to contracts that are cancellable subject to substantial termination fees and approximately 3% related to contracts that are cancellable.

(5)	The pro forma effects of the fair value adjustments completed in connection with the Sponsors Acquisition, and the additional interest expense due to the acquisition financing, are not reflected in the combined results. We believe that the inclusion of such pro forma information would not have a material impact on the presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table presents the ratio of our earnings to fixed charges and preferred share dividends for the periods indicated:

Predecessor Entity	Successor Entity
January 1 to January 31, 2008	February 1 to December 31, 2008	Years Ended December 31,
		2009	2010	2011	2012
—	—	—	—	—	—

See “Selected Historical Consolidated Financial and Other Data” elsewhere in this prospectus for information regarding the presentation of our financial information for the Predecessor Entity for the period from January 1 to January 31, 2008 and for the Successor Entity for periods after February 1, 2008.

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes, less capitalized interest, plus amortization of capitalized interest and fixed charges. Fixed charges include interest expense (including amortization of debt issuance costs), capitalized interest and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods January 1 to January 31, 2008, February 1 to December 31, 2008, and the years ended December 31, 2009, 2010, 2011 and 2012 as earnings were inadequate to cover fixed charges during those periods by $324.5 million, $1.0 billion, $829.9 million, $608.2 million, $557.2 million and $241.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our historical consolidated financial statements should be read together with the “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with U.S. GAAP and, unless otherwise indicated, the other financial information contained in this prospectus has also been prepared in accordance with U.S. GAAP. See “Forward-Looking Statements” and “Risk Factors” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below. Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and all monetary amounts in this prospectus are presented in, U.S. dollars.

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We generate more revenue and more EBITDA, operate more satellite capacity, hold more orbital location rights, contract more backlog, serve more commercial customers and deliver services in more countries than any other commercial satellite operator. We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications, multinational corporations and ISPs. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our network solutions are a critical component of our customers’ infrastructures and business models. Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for unmanned aerial vehicles to enabling essential network backbones for telecommunications providers. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

We are a joint stock company (société anonyme) incorporated under the laws of Luxembourg in July 2011. Our predecessors have been in the FSS business since 1964. We have historically conducted our business through Intelsat Global S.A. and its subsidiaries and, prior to that, Intelsat Holdings and its subsidiaries. Following the offerings, we will be a holding company and will continue to operate the Intelsat business through our operating subsidiaries.

Charges in connection with the offerings

As discussed in more detail in “—Critical Accounting Policies—Share Based Compensation,” certain repurchase rights upon employee separation that are included in various share-based compensation agreements contractually expire in connection with the offerings. Also, in connection with the reorganization transactions and upon the consummation of the offerings, options will be granted to certain executives in accordance with the existing terms of their side letters to the Management Shareholders Agreement, and cash payments will be made to certain members of management. Based on awards outstanding at December 31, 2012, in connection with the common shares offering, the items described above would result in a pre-tax charge of approximately $20.0 million at the consummation of the common shares offering.

Also in connection with the offerings, we expect to terminate the Monitoring Fee Agreement (the “2008 MFA”) between BC Partners Limited and Silver Lake Management Company III, L.L.C. (the “2008 MFA Parties”) and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”). The approximately $39.1 million payment to be made to terminate the 2008 MFA, together with a write-off of approximately $17.2 million of prepaid fees relating to the balance of 2013, will be expensed at the time of the consummation of the offerings.

Revenue

Revenue Overview

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. The master customer agreements and related service orders under which we sell services specify, among other things, the amount of satellite capacity to be provided, whether service will be non-preemptible or preemptible and the service term. Most services are full time in nature, with service terms ranging from one year to as long as 15 years. Occasional use services used for video applications can be for much shorter periods, including increments of one hour. Our master customer service agreements offer different service types, including transponder services, managed services and channel, which are all services that are provided on, or used to provide access to, our global network. We refer to these services as on-network services. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services sourced from other operators, often in frequencies not available on our network. The following table describes our primary service types:

Service Type	Description
On-Network Revenues:

Transponder Services

Commitments by customers to receive service via, or to utilize capacity on, particular designated transponders according to specified technical and commercial terms. Transponder services also include revenues from hosted payload capacity. Transponder services are marketed to each of our primary customer sets as follows:

•   Network Services: fixed and wireless telecom operators, data network operators, enterprise operators of private data networks, and value-added network operators for broadband network infrastructure.

•   Media: broadcasters (for distribution of programming and full time contribution, or gathering, of content), programmers and DTH operators.

•   Government: civilian and defense organizations, for use in implementing private networks, or for the provision of capacity or capabilities through hosted payloads.

Managed Services

Hybrid services based upon IntelsatOneSM, which combine satellite capacity, teleport facilities, satellite communications hardware such as broadband hubs or video multiplexers and fiber optic cable and other ground facilities to provide managed and monitored broadband, Internet, video and private network services to customers. Managed services are marketed to each of our customer sets as follows:

•   Network Services: ISPs and value-added service providers who develop service offerings based upon our integrated broadband platforms.

Service Type	Description

•   Media: programmers outsourcing elements of their transmission infrastructure and part time occasional use services used primarily by news and sports organizations to gather content from remote locations.

•   Government: users seeking secured, integrated, end-to-end solutions.

Channel

Standardized services of predetermined bandwidth and technical characteristics, primarily used for point-to-point bilateral services for telecommunications providers. Channel is not considered a core service offering due to changing market requirements and the proliferation of fiber alternatives for point-to-point customer applications. Channel services are exclusively marketed to:

•   Traditional telecommunications providers in our network service customer set.

Off-Network and Other Revenues:

Transponder Mobile Satellite Services and Other

Capacity for voice, data and video services provided by third-party commercial satellite operators for which the desired frequency type or geographic coverage is not available on our network. These services include L-band mobile satellite services (“MSS”), for which our Intelsat General Corporation (“Intelsat General”) subsidiary is a reseller. In addition, this revenue category includes the sale of customer premises equipment and other hardware. These products are primarily marketed to:

•   Government: direct government users, government contractors working on programs where aggregation of capacity is required.

•   Network Services: enterprise and value added service providers.

Satellite-related Services	Services include a number of satellite-related consulting and technical services that involve the lifecycle of satellite operations and related infrastructure, from satellite and launch vehicle procurement through tracking, telemetry and commanding (“TT&C”) services and related equipment sales. These services are typically marketed to other satellite operators.

We market our services on a global basis, with almost every populated region of the world contributing to our revenue. The diversity of our revenue allows us to benefit from changing market conditions and lowers our risk from revenue fluctuations in our service applications and geographic regions.

Trends Impacting Our Revenue

Our revenue at any given time is dependent upon a number of factors, including but not limited to the supply of capacity available on our fleet in a given region, which is determined in part by our launch programs, our relocations of capacity, competition from supply provided by other satellite operators and by competing technologies such as fiber optic cable networks, as well as the level of demand for that capacity. See “Business—Our Sector” for a discussion of the global trends creating demand for our services.

Business trends impacting our revenue in recent periods include:

•	Growth in demand for broadband infrastructure from wireless telecommunications companies operating in developing regions or regions with geographic challenges;

•	Growth in demand for broadband connectivity for enterprises and government organizations providing services and value-added applications on a global basis;

•	Satellite capacity needed to provide broadband connectivity for mobile networks on ships, planes and oil and gas platforms;

•	Increasing popularity of DTH television services which use our capacity for program distribution;

•	The global demand for television content in standard and high definition (HDTV) formats, which use our satellite network and IntelsatOneSM terrestrial services for distribution;

•	The increasing use of commercial satellite capacity by governments for military and other operations, which has slowed with the tightening U.S. budget; and

•

Our use of third party or off-network services to satisfy government demand for capacity not available on our network. These services are low risk in nature, with no required up-front investment and terms and conditions of the procured capacity which typically match the contractual commitments from our customers. Demand for certain of these off-network services has declined with reductions in troop deployment in regions of conflict.

See “Business—Our Customer Sets and Growing Applications” for a discussion of our customers’ uses of our services and see “Business—Our Strategy” for a discussion of our strategies with respect to marketing to our various customer sets.

Customer Applications

Our transponder services, managed services, MSS and channel are used by our customers for three primary customer applications: network service applications, media applications and government applications.

Pricing

Pricing of our services is based upon a number of factors, including, but not limited to, the region served by the capacity, the power and other characteristics of the satellite beam, the amount of demand for the capacity available on a particular satellite and the total supply of capacity serving any particular region. Over the last three years our business has experienced improving revenue per unit of contracted capacity. With respect to regional trends, in general, the regions where we have added updated capacity to our fleet, such as Asia and Latin America, have experienced the most favorable pricing environments. Based upon our current experience, we believe pricing is generally stable overall. According to Euroconsult, the annual average price per transponder for C- and Ku- band capacity is forecasted to be generally stable, growing globally from $1.61 million to $1.66 million per 36 MHz transponder over the period 2012 to 2017.

The pricing of our services is generally fixed for the duration of the service commitment. New and renewing service commitments are priced to reflect regional demand and other factors as discussed above.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue relate to costs associated with the operation and control of our satellites, our communications network and engineering support and the purchase of off-network capacity. Direct costs of revenue consist principally of salaries and related employment costs, in-orbit insurance, earth station operating costs and facilities costs. Our direct costs of revenue fluctuate based on the number and type of services offered and under development, particularly as sales of off-network transponder services and sales of customer premises equipment fluctuate. We expect our direct costs of revenue to increase as we add customers and expand our managed services and use of off-network capacity.

Selling, General and Administrative Expenses

Selling, general and administrative expenses relate to costs associated with our sales and marketing staff and our administrative staff, which includes legal, finance and human resources. Staff expenses consist primarily of salaries and related employment costs, including stock compensation, travel costs and office occupancy costs. Selling, general and administrative expenses also include building maintenance and rent expenses and the provision for uncollectible accounts. Selling, general and administrative expenses generally fluctuate with the number of customers served and the number and types of services offered. Selling, general and administrative expenses also include fees for professional services and monitoring fees payable to the Sponsors in support of strategic activities. We expect to terminate the 2008 MFA in connection with the offerings (see “—Charges in connection with the offerings” for further discussion).

Depreciation and Amortization

Our capital assets consist primarily of our satellites and associated ground network infrastructure. Included in capitalized satellite costs are the costs for satellite construction, satellite launch services, insurance premiums for satellite launch and the in-orbit testing period, the net present value of deferred satellite performance incentives payable to satellite manufacturers, and capitalized interest incurred during the satellite construction period.

Capital assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites ranged from less than one year to 17 years as of December 31, 2012.

Impairment Charges

During the first quarter of 2010, we recorded a non-cash impairment charge of $6.5 million for the impairment of our IS-4 satellite, which was deemed unrecoverable due to an anomaly. We also recorded a non-cash impairment charge of $104.1 million for the impairment of our Galaxy 15 satellite after an anomaly occurred in April 2010 resulting in our inability to command the satellite. When the Galaxy 15 anomaly occurred there was substantial uncertainty as to our ability to recover use of the satellite and, accordingly, we recognized an impairment during the second quarter of 2010. On December 23, 2010, our Galaxy 15 satellite was recovered and extensive in-orbit testing was subsequently completed to determine its functionality. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and it resumed normal service. We do not currently anticipate any future impairment charges on the Galaxy 15 satellite. See “—Critical Accounting Policies—Asset Impairment Assessments.”

Contracted Backlog

We benefit from strong visibility of our future revenues. Our contracted backlog is our expected future revenue under existing customer contracts and includes both cancellable and non-cancellable contracts. Our contracted backlog was approximately $10.7 billion as of December 31, 2012, approximately 86% of which related to contracts that were non-cancellable and approximately 11% of which related to contracts that were cancellable subject to substantial termination fees. As of December 31, 2012, the weighted average remaining customer contract life was approximately five years. We currently expect to deliver services associated with approximately $2.3 billion, or approximately 21%, of our December 31, 2012 contracted backlog during the year ending December 31, 2013, $63.3 million of which is from channel services. The amount included in backlog represents the full service charge for the duration of the contract and does not include termination fees. The amount of the termination fees, which are not included in the backlog amount, is generally calculated as a percentage of the remaining backlog associated with the contract. In certain cases of breach for non-payment or customer bankruptcy, we may not be able to recover the full value of certain contracts or termination fees. Our contracted backlog includes 100% of the backlog of our consolidated ownership interests, which is consistent with the accounting for our ownership interest in these entities.

Our expected future revenue under our contracted backlog as of December 31, 2012 was as follows (in millions):

Period
2013	$2,282.4
2014	1,679.4
2015	1,335.5
2016	938.9
2017	740.8
2018 and thereafter	3,772.8

Total	$10,749.8

Our contracted backlog by service type as of December 31, 2012 was as follows (in millions, except percentages):

Service Type	Amount	Percent
Transponder services	$9,586.7	89%
Managed services	767.0	7
Off-network and other	236.5	2
Channel	159.6	2

Total	$10,749.8	100%

We believe this backlog and the resulting predictable cash flows in the FSS sector make our net cash provided by operating activities less volatile than that of typical companies outside our industry.

Recent Developments

We are currently in the process of finalizing our financial results for the three months ended March 31, 2013. Based on preliminary unaudited information for the three months ended March 31, 2013, our total revenue is expected to be approximately $645 million to $660 million, representing an increase of 0% to 2% when compared to $644 million for the three months ended March 31, 2012. We expect to report a net loss attributable to Intelsat Global Holdings S.A. in the range of $5 million to $20 million for the three months ended March 31, 2013, compared to a net loss attributable to Intelsat Global Holdings S.A. of $25 million for the three months ended March 31, 2012. We expect that our Adjusted EBITDA margin for the three months ended March 31, 2013 will be consistent with recent periods.

On April 5, 2013, Intelsat Luxembourg completed an offering of $500.0 million aggregate principal amount of 2018 Luxembourg Notes, $2.0 billion aggregate principal amount of 2021 Luxembourg Notes and $1.0 billion aggregate principal amount of 2023 Luxembourg Notes, the proceeds of which will be used to redeem all of the 2017 PIK Notes and a portion of the 2017 Senior Notes. See “Capitalization” and footnote 2 thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt—2013 Debt Transactions” for further discussion regarding these financing transactions.

We have provided a range for our preliminary results described above because our financial closing procedures for the three months ended March 31, 2013 are not yet complete. We currently expect that our final results will be within the ranges described above. However, the estimates described above are preliminary and represent the most current information available to management. Therefore, it is possible that our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our financial results for the three months ended March 31, 2013 are finalized.

We expect to complete our financial closing procedures for the three months ended March 31, 2013 in May 2013. Accordingly, you should not place undue reliance on these estimates. The preliminary unaudited financial data for the three months ended March 31, 2013 included in this prospectus have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to the preliminary unaudited financial data.

Results of Operations

Years Ended December 31, 2011 and 2012

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Increase (Decrease)	Percentage Change
Revenue	$2,588,426	$2,610,152	$21,726	1%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	417,179	415,900	(1,279)	(0)
Selling, general and administrative	208,381	204,025	(4,356)	(2)
Depreciation and amortization	769,440	764,903	(4,537)	(1)
Losses on derivative financial instruments	24,635	39,935	15,300	62

Total operating expenses	1,419,635	1,424,763	5,128	0

Income from operations	1,168,791	1,185,389	16,598	1
Interest expense, net	1,310,563	1,270,848	(39,715)	(3)
Loss on early extinguishment of debt	(326,183)	(73,542)	252,641	(77)
Loss from previously unconsolidated affiliates	(24,658)	—	24,658	NM
Other income (expense), net	1,955	(10,128)	(12,083)	NM

Loss before income taxes	(490,658)	(169,129)	321,529	(66)
Benefit from income taxes	(55,393)	(19,631)	35,762	(65)

Net loss	(435,265)	(149,498)	285,767	(66)%
Net (income) loss attributable to noncontrolling interest	1,106	(1,639)	(2,745)	NM

Net loss attributable to Intelsat Global Holdings S.A.	$(434,159)	$(151,137)	$283,022	(65)%

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Year Ended December 31, 2011	Year Ended December 31, 2012	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,907,768	$1,950,230	$42,462	2%
Managed services	282,386	276,024	(6,362)	(2)
Channel	104,981	91,805	(13,176)	(13)

Total on-network revenues	2,295,135	2,318,059	22,924	1
Off-Network and Other Revenues
Transponder, MSS and other off-network services	237,020	234,143	(2,877)	(1)
Satellite-related services	56,271	57,950	1,679	3

Total off-network and other revenues	293,291	292,093	(1,198)	(0)

Total	$2,588,426	$2,610,152	$21,726	1%

Total revenue for the year ended December 31, 2012 increased by $21.7 million, or 1%, as compared to the year ended December 31, 2011. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•

Transponder services—an aggregate increase of $42.5 million, primarily due to a $43.0 million increase in revenue from growth in capacity services sold to media customers mainly in the Latin America and Caribbean, the Europe and the Asia-Pacific regions, and a $7.2 million increase in revenue from capacity services sold by our Intelsat General business, partially offset by an aggregate $7.7 million decrease in revenue from network services customers, reflecting declines in the Europe, the Africa and the Middle East and the Asia-Pacific regions, but an increase in the Latin America and Caribbean region.

•

Managed services—an aggregate decrease of $6.4 million, primarily due to a $14.0 million net decrease in revenue from network services customers related to non-renewal of contracts for international trunking largely in the Africa and Middle East region, a trend which we expect will continue due to the migration of services in these regions to fiber optic cable. This decrease was partially offset by a $5.9 million net increase in revenue from broadband services for mobility applications and a $2.4 million net increase in managed video services sold to media customers.

•

Channel—an aggregate decrease of $13.2 million related to a continued decline from the migration of international point-to-point satellite traffic to fiber optic cables, a trend which we expect will continue.

Off-Network and Other Revenues:

•

Transponder, MSS and other off-network services—an aggregate decrease of $2.9 million, primarily due to an $8.7 million decline in usage-based MSS revenue and a $6.5 million net decrease in off-network transponder and media services primarily in the Asia-Pacific, the North America and the Latin America and Caribbean regions, partially offset by a $6.8 million increase in network customer premise equipment revenue as well as a $5.6 million increase in off-network transponder and other services primarily related to contracts being implemented by our Intelsat General business.

•

Satellite-related services—an aggregate increase of $1.7 million, due primarily to a net increase in government professional services, partially offset by a net decrease in professional fees earned for providing flight operations support for third-party satellites.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue decreased by $1.3 million to $415.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decline was primarily due to a $9.9 million decrease in costs associated with purchases of off-network FSS capacity services and other third-party services and a net $4.3 million decrease in the costs of MSS and off-network FSS capacity purchased related to solutions sold by our Intelsat General business. These decreases were partially offset by a $6.6 million increase in staff related and other expenses primarily due to higher retirement plan, bonuses and stock compensation related costs, and a $6.3 million increase in costs of sales for customer premise equipment.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $4.4 million, or 2%, to $204.0 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease was primarily due to an $8.7 million decrease in professional fees, partially offset by a $3.8 million increase in bad debt expense.

Depreciation and Amortization

Depreciation and amortization expense decreased by $4.5 million, or 1%, to $764.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was primarily due to the following:

•	a net decrease of $39.5 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites;

•

a decrease of $13.7 million in amortization expense largely due to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering periods that expire over time, and acquired customer relationships, for which the value diminishes over time; and

•	a net decrease of $12.6 million in depreciation expense due to the timing of ground and other assets placed in service or becoming fully depreciated; partially offset by

•	an increase of $61.8 million in depreciation expense resulting from the impact of satellites placed into service during 2011 and 2012.

Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $39.9 million for the year ended December 31, 2012 as compared to $24.6 million for the year ended December 31, 2011. The losses on derivative financial instruments are related to the net loss on our interest rate swaps, which reflects amounts accrued on the interest rate swaps as well as the change in fair value.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of December 31, 2012, we also held interest rate swaps with an aggregate notional amount of $2.3 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $39.7 million, or 3%, to $1.27 billion for the year ended December 31, 2012, as compared to $1.31 billion for the year ended December 31, 2011. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $39.8 million in interest expense resulting from our refinancing transactions in 2011 (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions”); and

•

a net decrease of $10.2 million in interest expense as a result of our refinancing transactions in 2012 (see “—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions”); partially offset by

•	an increase of $11.8 million from lower capitalized interest resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $62.3 million for the year ended December 31, 2012 and included $5.0 million of payment-in-kind (“PIK”) interest expense. The remaining non-cash interest expense was primarily associated with the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $73.5 million for the year ended December 31, 2012 as compared to $326.2 million for the year ended December 31, 2011. The 2012 loss primarily related to the repayment of debt in connection with the April and October 2012 Intelsat Jackson tender offers and redemptions (see “—Liquidity and Capital Resources—Long-Term Debt—2012 Debt Transactions—2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions”). In April, May and June 2012, Intelsat Jackson repurchased or redeemed $1,146.9 million of its debt for $1,186.2 million, excluding accrued and unpaid interest and related fees of $57.7 million. In October and November 2012, Intelsat Jackson repurchased or redeemed $603.2 million of its debt for $628.2 million, excluding accrued and unpaid interest and related fees of $22.6 million. In July 2012, $112.2 million of New Dawn debt was prepaid from restricted cash relating to proceeds received from an insurance claim, and in October 2012, the remainder of the outstanding $82.6 million balance of New Dawn debt was repaid in conjunction with the New Dawn Equity Purchase (see “—Liquidity and Capital Resources—Long-Term Debt—Senior Secured Credit Facilities—New Dawn Equity Purchase and Repayments of Credit Facilities”). The loss of $73.5 million was primarily driven by a $65.9 million difference between the carrying value of debt repurchased or redeemed and the total cash amount paid (including related fees), together with a write-off of $7.6 million of unamortized debt premium and debt issuance costs.

The 2011 loss on early extinguishment of debt of $326.2 million related to the repayment of debt in connection with various 2011 refinancings, redemptions, tender offers and offerings. In January 2011, we repurchased $2,849.3 million of Intelsat Corp and Intelsat Sub Holdco debt for $2,906.1 million, excluding accrued and unpaid interest of $8.7 million (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Reorganization and 2011 Secured Loan Refinancing”). In March 2011, we redeemed $710.8 million of Intelsat S.A. and Intelsat Sub Holdco debt for $747.6 million, excluding accrued and unpaid interest of $19.1 million (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Notes Redemptions”). In April and May 2011, we redeemed or repurchased $2,527.0 million of Intelsat Sub Holdco, Intelsat Jackson and Intelsat Intermediate Holding Company S.A. (“Intermediate Holdco”) debt for $2,604.4 million, excluding accrued and unpaid interest of $58.1 million (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions”). The loss of $326.2 million was driven by a $171.1 million difference between the carrying value of the debt repurchased, redeemed or repaid and the total cash amount paid (including related fees), together with a write-off of $155.1 million of unamortized debt discounts and debt issuance costs.

Loss from Previously Unconsolidated Affiliates

Loss from previously unconsolidated affiliates was $24.7 million for the year ended December 31, 2011 with no comparable amount for the year ended December 31, 2012, due to our consolidation of the Horizons Holdings joint venture on September 30, 2011. See Note 9(b)—Investments—Horizons Holdings to our audited consolidated financial statements included elsewhere in this prospectus.

Other Income (Expense), Net

Other expense, net was $10.1 million for the year ended December 31, 2012 as compared to other income, net of $2.0 million for the year ended December 31, 2011. The difference of $12.1 million was primarily due to a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses in connection with the expiration of an unconsummated third-party investment commitment, together with an $8.7 million increase in exchange rate losses, primarily related to our business conducted in Brazilian reais. These expenses were partially offset by a $12.8 million pre-tax gain as a result of the sale of our U.S. Administrative Headquarters Property in 2012 and a decrease of $6.1 million of expense related to the settlement of a dispute concerning our investment in WildBlue in 2011, with no comparable expense in 2012.

Benefit from Income Taxes

Our benefit from income taxes decreased by $35.8 million to $19.6 million for the year ended December 31, 2012 as compared to a benefit from income taxes of $55.4 million for the year ended December 31, 2011. The decrease in benefit was principally due to the 2011 tax benefits recorded in connection with the Horizons Holdings re-measurement charge, certain internal subsidiary mergers completed in September 2011, the release of withholding tax liabilities resulting from certain customer transactions in the Asia-Pacific region, and refinancing expenses and changes in the balance of deferred taxes as a result of a series of internal transactions and related steps completed on January 12, 2011, that reorganized the ownership of our assets among our subsidiaries and effectively combined the legacy business of Intelsat Sub Holdco and Intelsat Corporation in order to simplify our operations and enhance our ability to transact business in an efficient manner (the “2011 Reorganization”). Another reason for the decline in the tax benefit was the valuation allowance we recorded on our Washington, D.C. net operating loss carry forwards in 2012 when we signed a lease for approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a building that is in the process of being constructed (the “New U.S. Administrative Headquarters”). The above factors were partially offset by the benefit we recorded in 2012 to adjust the basis of certain assets that had generated excluded extraterritorial income in prior years.

Cash paid for income taxes, net of refunds, totaled $16.1 million and $33.1 million for the years ended December 31, 2011 and 2012, respectively.

Net Loss Attributable to Intelsat Global Holdings S.A.

Net loss attributable to Intelsat Global Holdings S.A. for the year ended December 31, 2012 totaled $151.1 million. The loss decreased from the comparable period loss in 2011 by $283.0 million, reflecting the various items discussed above, including improved income from operations and a $252.6 million decrease in loss on early extinguishment of debt in the year ended December 31, 2012 as compared to the prior year period.

Years Ended December 31, 2010 and 2011

The following table sets forth our comparative statements of operations for the periods shown with the increase (decrease) and percentage changes, except those deemed not meaningful (“NM”), between the periods presented (in thousands, except percentages):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Increase (Decrease)	Percentage Change
Revenue	$2,544,652	$2,588,426	$43,774	2%
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	413,400	417,179	3,779	1
Selling, general and administrative	227,271	208,381	(18,890)	(8)
Depreciation and amortization	798,817	769,440	(29,377)	(4)
Impairment of asset value	110,625	—	(110,625)	NM
Losses on derivative financial instruments	89,509	24,635	(64,874)	(72)

Total operating expenses	1,639,622	1,419,635	(219,987)	(13)

Income from operations	905,030	1,168,791	263,761	29
Interest expense, net	1,379,837	1,310,563	(69,274)	(5)
Loss on early extinguishment of debt	(76,849)	(326,183)	(249,334)	NM
Earnings (loss) from previously unconsolidated affiliates	503	(24,658)	(25,161)	NM
Other income, net	9,124	1,955	(7,169)	(79)

Loss before income taxes	(542,029)	(490,658)	51,371	(9)
Benefit from income taxes	(26,668)	(55,393)	(28,725)	NM

Net loss	(515,361)	(435,265)	80,096	(16	) %
Net loss attributable to noncontrolling interest	2,317	1,106	(1,211)	(52)

Net loss attributable to Intelsat Global Holdings S.A.	$(513,044)	$(434,159)	$78,885	(15	) %

Revenue

The following table sets forth our comparative revenue by service type, with Off-Network and Other Revenues shown separately from On-Network Revenues, for the periods shown (in thousands, except percentages):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Increase (Decrease)	Percentage Change
On-Network Revenues
Transponder services	$1,839,047	$1,907,768	$68,721	4%
Managed services	310,233	282,386	(27,847)	(9)
Channel	119,924	104,981	(14,943)	(12)

Total on-network revenues	2,269,204	2,295,135	25,931	1
Off-Network and Other Revenues
Transponder, MSS and other off-network services	233,293	237,020	3,727	2
Satellite-related services	42,155	56,271	14,116	33

Total off-network and other revenues	275,448	293,291	17,843	6

Total	$2,544,652	$2,588,426	$43,774	2%

Total revenue for the year ended December 31, 2011 increased by $43.8 million, or 2%, as compared to the year ended December 31, 2010. By service type, our revenues increased or decreased due to the following:

On-Network Revenues:

•

Transponder services—an aggregate increase of $68.7 million, primarily due to a $37.3 million increase in revenue from growth in capacity sold to media customers primarily in the Europe, the Latin America and Caribbean and the North America regions, and a $28.8 million increase in revenue from capacity sold by our Intelsat General business.

•

Managed services—an aggregate decrease of $27.8 million, primarily due to an $18.4 million net decrease in revenue from network services customers related to non-renewal of contracts for international internet trunking and private line solutions primarily in the Africa and Middle East and the Asia-Pacific regions, a trend which we expect to continue due to the migration of services in these regions to fiber optic cable. There was also a $7.1 million decrease in managed video services sold to media customers in the Asia-Pacific and the North America regions partially due to reduced occasional use services in the year ended December 31, 2011 as compared to 2010, which included a higher level of activity due to a large global sporting event.

•

Channel—an aggregate decrease of $14.9 million related to a continued decline from the migration of international point-to-point satellite traffic to fiber optic cables, a trend which we expect will continue.

Off-Network and Other Revenues:

•

Transponder, MSS and other off-network services—an aggregate increase of $3.7 million, primarily due to a $30.6 million increase in transponder services largely related to contracts being implemented by our Intelsat General business, partially offset by a $27.5 million decline in usage-based MSS revenue.

•

Satellite-related services—an aggregate increase of $14.1 million, due primarily to an increase in professional fees earned for providing flight operations support for third-party satellites and government professional services.

Operating Expenses

Direct Costs of Revenue (Excluding Depreciation and Amortization)

Direct costs of revenue increased by $3.8 million, or 1%, to $417.2 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The increase was primarily due to the following:

•	a net increase of $31.3 million in costs attributable to off-network FSS capacity services and other third-party services purchased, corresponding to the related increase in revenue; and

•	an increase of $8.8 million in staff related expenses; partially offset by

•	a decrease of $23.5 million in the cost of MSS capacity purchased related to solutions sold by our Intelsat General business; and

•

a decrease of $10.3 million in other expenses primarily due to a reduction in satellite insurance costs in 2011 resulting from the expiration of prepaid in-orbit insurance coverage that was being amortized.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $18.9 million, or 8%, to $208.4 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The decrease in 2011 was primarily due to $19.6 million of lower non-cash stock compensation costs during the year ended December 31, 2011 associated with the 2008 Share Plan.

Depreciation and Amortization

Depreciation and amortization expense decreased by $29.4 million, or 4%, to $769.4 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This decrease was primarily due to:

•

a decrease of $24.8 million in amortization expense primarily due to variation from year to year in the pattern of consumption of amortizable assets, as these assets primarily include acquired backlog, which relates to contracts covering varying time periods that expire over time, and acquired customer relationships for which the value diminishes over time; and

•

a net decrease of $33.3 million in depreciation expense due to the timing of certain satellites becoming fully depreciated, the impairment of the Galaxy 15 satellite in 2010 and changes to estimated remaining useful lives of certain satellites; partially offset by

•	an increase of $30.2 million in depreciation expense primarily resulting from the impact of satellites placed into service during 2011.

Impairment of Asset Value

Impairment of asset value was $110.6 million for the year ended December 31, 2010, with no similar charges for the year ended December 31, 2011. The amount incurred in 2010 included a $104.1 million non-cash impairment charge for the impairment of our Galaxy 15 satellite after an anomaly occurred in April 2010, as well as a $6.5 million non-cash impairment charge for the impairment of our IS-4 satellite, which was deemed unrecoverable after an anomaly occurred in February 2010.

Losses on Derivative Financial Instruments

Losses on derivative financial instruments were $24.6 million for the year ended December 31, 2011 as compared to $89.5 million for the year ended December 31, 2010. For the year ended December 31, 2011, the loss on derivative financial instruments was related to a $28.9 million loss on our interest rate swaps, partially offset by a $4.3 million gain on our put option embedded derivative related to the 2015 Intelsat Sub Holdco Notes, Series B.

Interest Expense, Net

Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of December 31, 2011, we also held interest rate swaps with an aggregate notional amount of $2.3 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $69.3 million, or 5%, to $1.31 billion for the year ended December 31, 2011, as compared to $1.38 billion for the year ended December 31, 2010. The decrease in interest expense, net was principally due to the following:

•

a net decrease of $50.4 million as a result of our refinancing activities, including the 2010 debt transactions and the various 2011 refinancing transactions, redemptions and offerings (see “—Liquidity and Capital Resources—Long-Term Debt”); and

•	a decrease of $29.8 million from higher capitalized interest resulting from increased levels of satellites and related assets under construction; partially offset by

•	an increase of $2.9 million associated with interest paid-in-kind that was accreted into the principal amount of the 2017 PIK Notes.

The non-cash portion of total interest expense, net was $90.1 million for the year ended December 31, 2011 and included $27.3 million of payment-in-kind (“PIK”) interest expense. The remaining non-cash interest expense was primarily associated with the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Loss on Early Extinguishment of Debt

Loss on early extinguishment of debt was $326.2 million for the year ended December 31, 2011 as compared to $76.8 million for the year ended December 31, 2010. The 2011 loss related to the repayment of debt in connection with various 2011 refinancings, redemptions, tender offers and offerings. In January 2011, we repurchased $2,849.3 million of Intelsat Corp and Intelsat Sub Holdco debt for $2,906.1 million, excluding accrued and unpaid interest of $8.7 million (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Reorganization and 2011 Secured Loan Refinancing”). In March 2011, we redeemed $710.8 million of Intelsat S.A. and Intelsat Sub Holdco debt for $747.6 million, excluding accrued and unpaid interest of $19.1 million (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Notes Redemptions”). In April and May 2011, we redeemed or repurchased $2,527.0 million of Intelsat Sub Holdco, Intelsat Jackson and Intermediate Holdco debt for $2,604.4 million, excluding accrued and unpaid interest of $58.1 million (see “—Liquidity and Capital Resources—Long-Term Debt—2011 Debt Transactions—2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions”). The loss of $326.2 million was primarily driven by a $171.1 million difference between the carrying value of the debt repurchased, redeemed or repaid and the total cash amount paid (including related fees), together with a write-off of $155.1 million of unamortized debt discounts and debt issuance costs.

The 2010 loss was recognized in connection with the purchases by Intelsat Corp of $546.3 million of the 2014 Intelsat Corp Notes for $565.4 million (excluding accrued and unpaid interest of $6.3 million) and $124.9 million of the 2028 Intelsat Corp Notes for $149.9 million (excluding accrued and unpaid interest of $1.8 million), pursuant to cash tender offers (the “2010 Tender Offers”). The loss of $76.8 million was caused by a $47.4 million difference between the carrying value of the Intelsat Corp notes purchased and the total cash amount paid (including related fees), and a write-off of $29.4 million unamortized debt discounts and debt issuance costs.

Earnings (Loss) from Previously Unconsolidated Affiliates

Loss from previously unconsolidated affiliates was $24.7 million for the year ended December 31, 2011 as compared to earnings of $0.5 million for the year ended December 31, 2010. The decrease of $25.2 million was primarily due to a $20.2 million charge as a result of the remeasurement of our investment in Horizons Holdings to fair value upon the consolidation of the joint venture on September 30, 2011 and a $4.5 million loss from the operations of the joint venture recognized prior to consolidation (see Note 9(b)—Investments—Horizons Holdings to our audited consolidated financial statements included elsewhere in this prospectus).

Other Income, Net

Other income, net was $2.0 million for the year ended December 31, 2011 as compared to $9.1 million for the year ended December 31, 2010. The decrease of $7.2 million was primarily due to $6.1 million of expense related to the settlement of a dispute concerning our investment in WildBlue in 2011 and a $1.3 million decrease related to a gain on the sale of our Viasat, Inc. common stock in 2010, with no comparable gain in 2011.

Benefit from Income Taxes

Our benefit from income taxes increased by $28.7 million to $55.4 million for the year ended December 31, 2011 as compared to a benefit from income taxes of $26.7 million for the year ended December 31, 2010. The increase in benefit was principally due to higher pre-tax losses incurred in certain taxable jurisdictions, primarily due to refinancing expenses related to the 2011 Reorganization, along with the release of withholding tax liabilities resulting from certain sales in the Asia-Pacific region and of certain valuation allowances on Intelsat Corporation’s deferred state tax assets. In total, these 2011 tax benefits exceeded the 2010 tax benefits recorded for the Galaxy 15 satellite impairment and the 2010 reduction in our balance of unrecognized tax benefits.

Net Loss Attributable to Intelsat Global Holdings S.A.

Net loss attributable to Intelsat Global Holdings S.A. for the year ended December 31, 2011 totaled $434.2 million. The loss decreased from the comparable 2010 period by $78.9 million, reflecting the various items discussed above, as improved income from operations was principally reduced by the loss on early extinguishment of debt.

EBITDA

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA for the periods shown is as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Net loss	$(515,361)	$(435,265)	$(149,498)
Add (Subtract):
Interest expense, net	1,379,837	1,310,563	1,270,848
Loss on early extinguishment of debt	76,849	326,183	73,542
Benefit from income taxes	(26,668)	(55,393)	(19,631)
Depreciation and amortization	798,817	769,440	764,903

EBITDA	$1,713,474	$1,915,528	$1,940,164

Adjusted EBITDA

In addition to EBITDA, we calculate a measure called Adjusted EBITDA to assess our operating performance. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and related footnotes below. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as impairments of asset value and gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

A reconciliation of net loss to EBITDA and EBITDA to Adjusted EBITDA is as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Net loss	$(515,361)	$(435,265)	$(149,498)

Add (Subtract):
Interest expense, net	1,379,837	1,310,563	1,270,848
Loss on early extinguishment of debt	76,849	326,183	73,542
Benefit from income taxes	(26,668)	(55,393)	(19,631)
Depreciation and amortization	798,817	769,440	764,903

EBITDA	$1,713,474	$1,915,528	1,940,164

Add (Subtract):
Compensation and benefits (1)	28,106	8,811	5,237
Management fees (2)	24,711	24,867	25,062
(Earnings) loss from previously unconsolidated affiliates (3)	(503)	24,658	—
Impairment of asset value (4)	110,625	—	—
Losses on derivative financial instruments (5)	89,509	24,635	39,935
Gain on sale of investment (6)	(1,261)	—	—
Non-recurring and other non-cash items (7)	24,542	18,488	5,786

Adjusted EBITDA	$1,989,203	$2,016,987	$2,016,184

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with the 2008 MFA with BC Partners Limited and Silver Lake Management Company III, L.L.C. to provide certain monitoring, advisory and consulting services to our subsidiaries.
(3)	Represents gains and losses under the equity method of accounting relating to our investment in Horizons Holdings prior to the consolidation of Horizons Holdings. In addition, includes the charge from the remeasurement of our investment in Horizons Holdings to fair value upon the consolidation of the joint venture on September 30, 2011.
(4)	Represents the non-cash impairment charge in 2010 which includes $104.1 million for the write-down in value of the Galaxy 15 satellite to its estimated fair value following an anomaly and $6.5 million for the write-off of our IS-4 satellite, net of the related deferred performance incentive obligations. The IS-4 satellite was deemed to be unrecoverable due to an anomaly.
(5)	Represents (i) the changes in the fair value of the undesignated interest rate swaps, (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps and (iii) the change in the fair value of our put option embedded derivative in 2011 related to the 2015 Intelsat Sub Holdco Notes, Series B, all of which are recognized in operating income.
(6)	Represents the gain on the sale of our shares of Viasat, Inc. common stock (received as consideration in the sale of our investment in WildBlue to Viasat, Inc.) during the first quarter of 2010.
(7)	Reflects certain non-recurring gains and losses and non-cash items, including costs incurred in 2010 related to the migration of our jurisdiction of organization from Bermuda to Luxembourg, costs incurred in 2010 and 2011 associated with the 2011 Reorganization, expense from 2010 through 2011 for services on the Galaxy 13/Horizons-1 and Horizons-2 satellites prior to the consolidation of Horizons Holdings, net costs in 2011 related to the settlement of a dispute concerning our investment in WildBlue and charges in 2012 related to costs and expenses in connection with an unconsummated third-party investment commitment and its expiration. These costs were partially offset by non-cash income from 2010 through 2012 related to the recognition of deferred revenue on a straight-line basis of certain prepaid capacity contracts, non-cash income in 2012 related to the WildBlue settlement and a pre-tax gain in 2012 related to the sale of the U.S. Administrative Headquarters Property.

Liquidity and Capital Resources

Overview

Prior to the offerings, we are, and following them we will remain, a highly leveraged company and our contractual obligations, commitments and debt service requirements over the next several years are significant. At December 31, 2012, our total indebtedness was $15.9 billion. Our interest expense for the year ended December 31, 2011 and 2012 was $1.31 billion and 1.27 billion, respectively, which included $90.1 million and $62.3 million of non-cash interest expense, respectively. We also expect to make significant capital expenditures in 2013 and future years, as set forth below in “—Capital Expenditures.” In addition, we may from time to time retain any future earnings to purchase, repay, redeem or retire any of our outstanding debt securities in privately negotiated or open market transactions, by tender offer or otherwise. Shortly after this offering, we expect, subject to market and other conditions, to raise up to approximately $2 billion in one or more debt financings on an opportunistic basis to refinance a portion of our existing indebtedness.

Our primary source of liquidity is and will continue to be cash generated from operations as well as existing cash. At December 31, 2012, cash and cash equivalents were $187.5 million. In addition, Intelsat Jackson had $485.3 million of available borrowing capacity (net of $14.7 million of letters of credit outstanding) under its revolving credit facility at December 31, 2012.

We currently expect to use cash on hand, cash flows from operations, borrowings under our senior secured credit facility and refinancing of our third-party debt to fund our most significant cash outlays, including debt service requirements and capital expenditures, in the next twelve months and beyond, and expect such sources to be sufficient to fund our present requirements for the next twelve months and beyond. In past years, our cash flows from operations and cash on hand have been sufficient to fund our interest expense obligations ($1.31 billion and $1.27 billion in 2011 and 2012, respectively) and significant capital expenditures ($844.7 million and $866.0 million in 2011 and 2012, respectively). Additionally, we have been able to refinance significant portions of our debt at favorable rates and on favorable terms.

Total capital expenditures are expected to range from $600 million to $675 million in 2013, $575 million to $650 million in 2014 and $775 million to $850 million in 2015. In regards to the IS-27 satellite launch failure, we have filed a total loss claim for approximately $406 million with our insurers. A portion of these insurance proceeds is expected to be used to fund the building of a replacement satellite, IS-27R. In addition, we expect to receive significant customer prepayments under our customer service contracts. Significant prepayments received in 2012 totaled $180 million. Significant prepayments are currently expected to range from $150 million to $200 million in 2013, $100 million to $150 million in 2014 and $25 million to $50 million in 2015. Furthermore, we intend to use substantially all of the net proceeds of the offerings to reduce our outstanding indebtedness, which should lead to significantly higher cash flows being available in the future to invest in our operations and for other general corporate purposes. However, an inability to generate sufficient cash flow to satisfy our debt service obligations or to refinance our obligations on commercially reasonable terms would have an adverse effect on our business, financial position, results of operations and cash flows, as well as on our and our subsidiaries’ ability to satisfy their obligations in respect of their respective debt. See “Risk Factors—Risk Factors Relating to Our Capital Structure—To service our third-party indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our third-party debt service obligations could harm our business, financial condition and results of operations.”

In October 2012, we completed the sale of the U.S. Administrative Headquarters Property, and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property, to the purchaser for a price of $85.0 million in cash. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. On November 30, 2012, we entered into an agreement to lease space in a building to be constructed in McLean, Virginia, beginning in mid-2014, for the New U.S. Administrative Headquarters.

Cash Flow Items

Our cash flows consisted of the following for the periods shown (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Net cash provided by operating activities	$1,018,163	$915,897	$821,310
Net cash used in investing activities	(958,747)	(840,431)	(783,601)
Net cash provided by (used in) financing activities	129,786	(478,659)	(139,619)
Net change in cash and cash equivalents	190,259	(401,818)	(109,239)

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $94.6 million to $821.3 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The primary driver of the year-over-year decrease in net cash provided by operating activities was significantly lower customer prepayments received under our long-term service contracts in 2012 as compared to 2011. During the year ended December 31, 2012, cash flows from operating activities included a $124.5 million cash inflow related to deferred revenue for customer prepayments received under our long-term service contracts and a $15.6 million cash inflow related to accounts payable and accrued liabilities largely related to the timing of interest payments and taxes. Additionally, cash flows from operating activities included a $26.6 million cash outflow related to accrued retirement benefits primarily due to employer contributions to our defined benefit retirement plan in 2012 and a $3.6 million cash outflow due to the timing of cash collections on receivables.

Net cash provided by operating activities decreased by $102.3 million to $915.9 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The primary driver of the year-over-year decrease in net cash provided by operating activities was significantly lower interest paid in kind as a result of our elections to pay more interest in cash in 2011 as compared to 2010, offset in part by significantly higher customer prepayments received under our long-term service contracts in 2011, as compared to 2010. Our cash interest paid with respect to our 2017 PIK Notes increased by $213.7 million in 2011 as a result of our election to make certain interest payments in cash rather than in kind. We elected to make these interest payments in cash after considering our anticipated cash needs and liquidity and because the rate applicable to cash interest payments was lower than the rate applicable to payments in kind. During the year ended December 31, 2011, cash flows from operating activities included a $296.4 million cash inflow related to deferred revenue for customer prepayments received under our long-term service contracts and a $25.5 million cash inflow related to accounts payable and accrued liabilities primarily due to the timing of interest payments. Additionally, cash flows from operating activities included a $38.2 million cash outflow due to the timing of cash collections on receivables and a $20.7 million cash outflow related to accrued retirement benefits primarily due to employer contributions to our defined benefit retirement plan in 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $56.8 million to $783.6 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was primarily due to $82.4 million in net proceeds from the sale of our U.S. Administrative Headquarters Property, as discussed in “—Contractual Obligations and Commercial Commitments—Operating Leases,” partially offset by a $21.3 million increase in capital expenditures in 2012.

Net cash used in investing activities decreased by $118.3 million to $840.4 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This decrease was primarily due to a $137.4 million decrease in capital expenditures in 2011, partially offset by the proceeds from the sale of our shares of Viasat, Inc. common stock of $28.6 million in the first half of 2010, with no similar transactions in 2011.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities decreased by $339.0 million to $139.6 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. During the year ended December 31, 2012, cash flows from financing activities primarily reflected the 2012 Intelsat Jackson notes offering and the 2012 Intelsat Jackson tender offers and redemptions, as discussed in “—Long-Term Debt—2012 Debt Transactions—2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions” below. Net cash used in financing activities during the year ended December 31, 2012 also included a $65.9 million payment of a premium related to the debt transactions noted above and $27.4 million of debt issuance costs related to these debt transactions.

Net cash used in financing activities increased by $608.4 million to $478.7 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010. During the year ended December 31, 2011, cash flows from financing activities reflected the 2011 Secured Loan Refinancing and the 2011 Notes Redemptions, as discussed in “—Long-Term Debt—2011 Debt Transactions” below. Net cash used in financing activities during the year ended December 31, 2011 also included a $171.0 million payment of a premium related to the debt transactions noted above and $70.1 million of debt issuance costs related to these debt transactions.

Long-Term Debt

This section describes the changes to our long-term debt during the years ended December 31, 2010, 2011 and 2012 and for the period in 2013 prior to the date of this prospectus. For detail regarding our outstanding long-term indebtedness as of December 31, 2012, please see “Capitalization” and Note 12 to our consolidated financial statements included elsewhere in this prospectus. For a summary of the material terms of all of our outstanding long-term indebtedness, please see “Description of Certain Indebtedness.”

Senior Secured Credit Facilities

Intelsat Jackson Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson entered into the Intelsat Jackson Secured Credit Agreement, which includes a $3.25 billion term loan facility maturing in April 2018 and a $500.0 million revolving credit facility with a five-year maturity, and borrowed the full $3.25 billion available under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan, beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity on April 2, 2018. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. The revolving credit facility is available for five years on a revolving basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2012, Intelsat Jackson had $485.3 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility are (i) LIBOR plus 3.25% or (ii) the ABR plus 2.25%. The interest rate may decrease to LIBOR plus 3.00% or ABR plus 2.00% based on the corporate family rating of Intelsat Jackson from Moody’s Investors Service, Inc. LIBOR and the ABR, plus the applicable margins, will be determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Jackson Credit Agreement Amendment, and LIBOR will not be less than 1.25% per annum.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by Intelsat Luxembourg, the direct parent of Intelsat Jackson, pursuant to the Intelsat Jackson Secured Credit Agreement and by certain of Intelsat Jackson’s subsidiaries pursuant to a Guarantee dated as of January 12, 2011, as supplemented from time to time. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.51 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.92 to 1.00 as of December 31, 2012. In the event we were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, we would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our existing notes and the Intelsat Jackson Unsecured Credit Agreements.

New Dawn Equity Purchase and Repayments of Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement with an eight-year maturity that consisted of senior and mezzanine term loan facilities. The credit facilities were non-recourse to New Dawn’s shareholders, including us and our wholly-owned subsidiaries, beyond the shareholders’ scheduled capital contributions. During the year ended December 31, 2011, New Dawn drew $35.2 million under this facility, primarily to fund the purchase of launch insurance for the launch of the New Dawn satellite in the second quarter of 2011 and insurance on the satellite for five years in orbit. The senior facility provided for a commitment of up to $125.0 million. The interest rate on term loans under the senior facility was the aggregate of LIBOR plus an applicable margin between 3.0% and 4.0% and certain costs, if incurred. The mezzanine facility provided for a commitment of up to $90.0 million. The interest rate on term loans under the mezzanine facility was the aggregate of LIBOR plus an applicable margin between 5.3% and 6.3% and certain costs, if incurred. New Dawn was required to pay a commitment fee at a rate per annum of between  3/8% and  1/2% on any unused commitments under the credit facilities.

During the year ended December 31, 2011, New Dawn paid $46.4 million of satellite related capital expenditures and had aggregate outstanding borrowings of $192.2 million under its credit facilities as of December 31, 2011. During the year ended December 31, 2011, New Dawn revenue was $15.4 million and approximately $7.9 million of Adjusted EBITDA was attributable to New Dawn.

In July 2012, a payment of $112.2 million was made out of restricted cash to prepay a portion of New Dawn’s outstanding borrowings. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $3.1 million during the third quarter of 2012, associated with the write-off of unamortized debt issuance costs.

On October 5, 2012, we purchased from Convergence SPV Ltd. (“Convergence Partners”) the remaining ownership interest in New Dawn for $8.7 million, increasing our ownership from 74.9% to 100%. We refer to this transaction as the “New Dawn Equity Purchase.” In conjunction with the New Dawn Equity Purchase we repaid the remaining $82.6 million outstanding under New Dawn’s credit facilities and designated the New Dawn entities as restricted subsidiaries for purposes of applicable indentures and credit agreements of our subsidiaries. In connection with this repayment, we recognized a loss on early extinguishment of debt of $2.7 million in the fourth quarter of 2012 associated with the write-off of unamortized debt issuance costs.

2013 Debt Transactions

2013 Intelsat Luxembourg Notes Redemptions

On April 5, 2013, Intelsat Luxembourg redeemed $915.0 million aggregate principal amount of the 2017 PIK Notes at a redemption price equal to 105.75% of the principal amount of the 2017 PIK Notes, plus accrued and unpaid interest thereon to the redemption date (the “Initial PIK Notes Redemption”). On March 21, 2013, Intelsat Luxembourg issued a notice of redemption pursuant to the indenture governing its 2017 PIK Notes that it intends to redeem on April 20, 2013, subject to the financing condition described below, all of the outstanding 2017 PIK Notes not subject to the redemption notice described above at a redemption price equal to 105.75% of the principal amount of the 2017 PIK Notes, plus accrued and unpaid interest thereon to the redemption date (the “Subsequent PIK Notes Redemption”). On March 21, 2013, Intelsat Luxembourg issued a notice of redemption pursuant to the indenture governing its 2017 Senior Notes that it intends to redeem on April 20, 2013, subject to the financing condition described below, $754.8 million aggregate principal amount of its 2017 Senior Notes at a redemption price equal to 105.625% of the principal amount of the 2017 Senior Notes, plus accrued and unpaid interest thereon to the redemption date (the “Senior Notes Redemption”).

The Subsequent PIK Notes Redemption and the Senior Notes Redemption are each conditioned on the completion of one or more debt financings on or prior to April 20, 2013 by Intelsat Luxembourg on terms satisfactory to Intelsat Luxembourg providing funds sufficient for Intelsat Luxembourg to pay the aggregate redemption payment for the portion of the outstanding 2017 PIK Notes or 2017 Senior Notes, as applicable, to be redeemed on April 20, 2013.

2013 Intelsat Luxembourg Notes Offering

On April 5, 2013, Intelsat Luxembourg completed an offering of $500.0 million aggregate principal amount of 2018 Luxembourg Notes, $2.0 billion aggregate principal amount of 2021 Luxembourg Notes and $1.0 billion aggregate principal amount of 2023 Luxembourg Notes. Intelsat Luxembourg used a portion of the proceeds of the offering to pay the aggregate redemption payment in the Initial PIK Notes Redemption and expects to use the remaining proceeds of the offering to pay the aggregate redemption payments in the Subsequent PIK Notes Redemption and the Senior Notes Redemption.

2012 Debt Transactions

Intelsat Luxembourg Senior PIK Election Notes due 2017

In August 2012, we made an election to pay interest on the Intelsat Luxembourg 2017 PIK Notes entirely in cash for the interest period August 15, 2012 through February 15, 2013. We are now required to make all interest payments in cash for future interest periods.

2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions

On April 26, 2012, Intelsat Jackson completed an offering of $1.2 billion aggregate principal amount of 7 1/4% Senior Notes due 2020 (the “2020 Jackson Notes”). Intelsat Jackson had previously issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes on September 30, 2010. The net proceeds from the April 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its outstanding 9 1/2% Senior Notes due 2016 (the “2008 Jackson Notes”) and $445.0 million aggregate principal amount of its outstanding 11 1/4% Senior Notes due 2016 (the “2006 Jackson Notes”).

On October 3, 2012, Intelsat Jackson completed an offering of $640.0 million aggregate principal amount of 6  5/8% Senior Notes due 2022 (the “2022 Jackson Notes”). The net proceeds from the October 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its remaining outstanding $603.2 million principal amount of 2006 Jackson Notes.

On October 3, 2012, Intelsat Jackson entered into the Jackson Credit Agreement Amendment, as discussed in “—Senior Secured Credit Facilities—Intelsat Jackson Senior Secured Credit Facilities.”

In connection with the tender offers and redemptions completed in 2012, we recognized a loss on early extinguishment of debt of $67.7 million, consisting of the difference between the carrying value of the aggregate debt repurchased or redeemed and the total cash amount paid (including related fees), and the write-off of unamortized debt premium and debt issuance costs.

Financing Commitment for Intelsat S.A. Senior Notes due 2013

On April 12, 2012, Intelsat S.A. obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the 2013 Senior Notes on or immediately prior to their maturity date, in the event that Intelsat S.A. does not otherwise refinance or retire the 2013 Senior Notes. These term loans will have a maturity of two years from funding, and the funding thereof is subject to various terms and conditions. The financing commitment will expire upon the consummation of the common shares offering.

2011 Debt Transactions

2011 Reorganization and 2011 Secured Loan Refinancing

On January 12, 2011, certain of our subsidiaries completed the 2011 Reorganization. Also on January 12, 2011, Intelsat Jackson entered into the Intelsat Jackson Secured Credit Agreement as discussed above, and borrowed $3.25 billion under the term loan facility. Part of the net proceeds of the term loan, amounting to $2.4 billion, were contributed or loaned to Intelsat Corp, which used such funds to repay all existing indebtedness under Intelsat Corp’s senior secured credit facilities and to redeem Intelsat Corp’s 9 1/4% Senior Notes due 2016. Separately, Intelsat Corp also redeemed the 2014 Intelsat Corp Notes and the 2028 Intelsat Corp Notes. In addition, Intelsat Jackson contributed approximately $330.2 million of the net proceeds of the new term loan to Intelsat Sub Holdco to repay all existing indebtedness under Intelsat Sub Holdco’s senior secured credit facilities. The entry into the Intelsat Jackson Secured Credit Agreement, the repayment of the existing indebtedness of Intelsat Corp and the repayment of all the secured existing indebtedness of Intelsat Sub Holdco are referred to collectively as the “2011 Secured Loan Refinancing.” In connection with the 2011 Secured Loan Refinancing, certain of our interest rate swaps were assigned by Intelsat Sub Holdco and Intelsat Corp to Intelsat Jackson, and are now secured by a first priority security interest in the collateral that also secures obligations under the Intelsat Jackson Secured Credit Agreement.

2011 Notes Redemptions

On March 18, 2011, Intelsat S.A. redeemed all of the $485.8 million aggregate principal amount outstanding of its 7 5/8% Senior Notes due 2012 (the “2012 Intelsat S.A. Notes”). Additionally, on March 18, 2011, Intelsat Sub Holdco redeemed $225.0 million aggregate principal amount outstanding of its 8 1/2% Senior Notes due 2013 (the “2013 Sub Holdco Notes”). On April 8, 2011, Intelsat Intermediate Holding Company S.A. (“Intermediate Holdco”) redeemed all of the $4.5 million aggregate principal amount outstanding of its 9 1/4% Senior Discount Notes due 2015. We refer to these transactions collectively as the “2011 Notes Redemptions.”

2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes (the “2011 Intelsat Jackson Notes Offering”), consisting of $1.5 billion aggregate principal amount of 7 1/4% Senior Notes due 2019 (the “2019 Intelsat Jackson Notes”) and $1.15 billion aggregate principal amount of 7 1/2% Senior Notes due 2021 (the “2021 Intelsat Jackson Notes” and together with the 2019 Intelsat Jackson Notes, the “New Jackson Notes”). The net proceeds from the sale of the New Jackson Notes were primarily used to repurchase all of the following notes in tender offers launched on March 21, 2011 and completed on April 15, 2011, and to subsequently redeem the remaining outstanding amounts of such notes on May 5, 2011:

•	$481.0 million aggregate principal amount outstanding of the Intermediate Holdco 9 1/2% Senior Discount Notes due 2015;

•	$625.3 million aggregate principal amount outstanding of the 2013 Sub Holdco Notes, after giving effect to the March 2011 partial redemption of the 2013 Sub Holdco Notes, as discussed above;

•	$681.0 million aggregate principal amount outstanding of the Intelsat Sub Holdco 8 7/8% Senior Notes due 2015;

•	$400.0 million aggregate principal amount outstanding of the 2015 Intelsat Sub Holdco Notes, Series B;

•	$55.0 million aggregate principal amount outstanding of the Intelsat Jackson 9 1/4% Senior Notes due 2016; and

•	$284.6 million aggregate principal amount outstanding of the Intelsat Jackson 11 1/2% Senior Notes due 2016.

As a result, all of the above series of notes were paid off in full and no third-party debt remained outstanding at Intermediate Holdco and Intelsat Sub Holdco as of May 5, 2011. Additionally, in connection with the above transactions, we recognized a loss on early extinguishment of debt of $158.0 million during the second quarter of 2011, which consists of the difference between the carrying value of the debt repaid or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discounts and debt issuance costs.

Horizons Holdings Debt

On September 30, 2011, we began consolidating Horizons Holdings within our results. Horizons Holdings had a debt balance of $73.3 million which is included in long-term debt on our consolidated balance sheet at December 31, 2011. Horizons Holdings incurred the debt pursuant to a loan agreement with JSAT International, Inc. (“JSAT”) in August 2005 whereby JSAT loaned Horizons Holdings funds for the construction of the Horizons-2 satellite.

2010 Debt Transactions

On April 21, 2010, Intelsat S.A. completed a consent solicitation that resulted in the amendment of certain terms of the indenture governing the 2012 Intelsat S.A. Notes and the 2013 Senior Notes. The most significant amendments replaced the limitation on secured debt covenant, which limited secured debt of Intelsat S.A. and its restricted subsidiaries to 15% of their consolidated net tangible assets (subject to certain exceptions), with a new limitation on liens covenant, which generally limits such secured debt to two times the adjusted EBITDA of Intelsat S.A. plus certain general baskets (subject to certain exceptions), and made certain corresponding changes to the sale and leaseback covenant as a result of the addition of the new limitation on liens covenant. As consideration, Intelsat S.A. paid the consenting holders of such notes a consent payment equal to 2% of the outstanding principal amount of notes held by such holders that totaled approximately $15.4 million, which was capitalized and will be amortized over the remaining terms of the notes.

On September 30, 2010, Intelsat Jackson issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes. The majority of the net proceeds from the 2020 Jackson Notes were transferred to Intelsat Jackson’s indirect subsidiary, Intelsat Corp. The funds transferred were used by Intelsat Corp to repurchase $546.3 million of its outstanding 9 1/4% Senior Notes due 2014 (the “2014 Corp Notes”) for $571.7 million and $124.9 million of its outstanding 6 7/8% Senior Secured Debentures due 2028 (the “2028 Corp Notes”) for $151.7 million, pursuant to the 2010 Tender Offers. In connection with the 2010 Tender Offers, Intelsat Corp received the consent of the holders of the 2014 Corp Notes and the 2028 Corp Notes to amend the indentures governing these notes, among other things, to eliminate substantially all of the restrictive covenants, certain events of default and certain other provisions contained in the indentures.

On October 1, 2010, $34.1 million of the net proceeds from the 2020 Jackson Notes were transferred to Intelsat Sub Holdco. Intelsat Sub Holdco used the funds to repurchase and cancel $33.0 million of the outstanding 2013 Sub Holdco Notes via an open market purchase transaction.

After giving effect to the 2010 Tender Offers and the repurchase of the Intelsat Sub Holdco notes, approximately $227.8 million of the proceeds from the 2020 Jackson Notes remained available for general corporate purposes. These proceeds were used to fund a portion of the redemptions of the 2012 Intelsat S.A. Notes and the 2013 Sub Holdco Notes described above.

Satellite Performance Incentives

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is accreted as interest expense based on the passage of time and reduced as the payments are made. Our total satellite performance incentive payment liability as of December 31, 2010, 2011 and 2012 was $149.6 million, $131.7 million and $194.1 million, respectively.

Capital Expenditures

Our capital expenditures depend on our business strategies and reflect our commercial responses to opportunities and trends in our industry. Our actual capital expenditures may differ from our expected capital expenditures if, among other things, we enter into any currently unplanned strategic transactions. Levels of capital spending from one year to the next are also influenced by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. For example, we incur significant capital expenditures during the years in which satellites are under construction. We typically procure a new satellite within a timeframe that would allow the satellite to be deployed at least one year prior to the end of the service life of the satellite to be replaced. As a result, we frequently experience significant variances in our capital expenditures from year to year. The following table compares our satellite-related capital expenditures to total capital expenditures from 2008 through 2012 (in thousands).

Year	Satellite-Related Capital Expenditures	Total Capital Expenditures
2008	$370,761	$422,460
2009	887,595	943,133
2010	915,184	982,127
2011	792,760	844,688
2012	793,451	866,016

Total	$3,759,751	$4,058,424

Our capital expenditure guidance for the periods 2013 through 2015 (the “Guidance Period”) forecasts capital expenditures during those periods for nine satellites. We finalized construction of the first of these, the IS-27 satellite, in January 2013. However, in February 2013, the satellite was completely destroyed when the launch vehicle failed shortly after liftoff. The satellite and launch were fully insured, and we have filed a total loss claim for approximately $406 million with our insurers. A portion of these insurance proceeds is expected to be used to fund the cost of building a replacement satellite, IS-27R. We expect to launch four satellites during the Guidance Period, including IS-27R. By the conclusion of the Guidance Period, our total transmission capacity is expected to increase modestly from levels at year end 2012. We expect our capital expenditures to range from $600 million to $675 million in 2013 and from $575 million to $650 million in 2014, primarily reflecting the addition of IS-27R to our planning. For 2015, we anticipate capital expenditures to range from $775 million to $850 million, which will include expenditures for four additional replacement satellites that will be launched beyond the Guidance Period. Our capital expenditures guidance includes capitalized interest. The annual classification of capital expenditure payments could be impacted by the timing of achievement of satellite manufacturing and launch contract milestones.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. We also anticipate that prepayments will be received under customer contracts to be signed in the future. Significant prepayments received in 2012 totaled $180 million. Significant prepayments are currently expected to range from $150 million to $200 million in 2013, from $100 million to $150 million in 2014 and from $25 million to $50 million in 2015, with the majority of these prepayments coming from existing customer contracts. We intend to fund our capital expenditure requirements through cash on hand, cash provided from operating activities and, if necessary, borrowings under our senior secured revolving credit facility.

Currency and Exchange Rates

Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2010, 2011 and 2012, our Brazilian customers represented approximately 3.1%, 3.7% and 4.4% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using exchange rates in effect on the dates of the transactions.

We recorded foreign exchange gains of $1.1 million and $1.4 million and a loss of $7.3 million for the years ended December 31, 2010, 2011 and 2012, respectively. The gain or loss in each year was primarily attributable to the conversion of our Brazilian reais cash balances held in Brazil, and was net of other working capital account balances translated into U.S. dollars at the exchange rates in effect on the last day of the applicable year or, with respect to exchange transactions effected during the year, at the time the exchange transactions occurred.

Off-Balance Sheet Arrangements

We have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the amended joint venture agreement between us and JSAT relating to our investment in Horizons Holdings, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning in the first quarter of 2012 (the date that the Horizons-2 satellite was relocated to 85° E). (See Note 9(b)—Investments—Horizons Holdings to our audited consolidated financial statements included elsewhere in this prospectus). This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commissions. We assess this guarantee on a quarterly basis, and in the fourth quarter of 2012, we recorded an expense of $5.6 million, which represents our current estimate of the amount we expect to pay over the period of the guarantee. At December 31, 2012, the remaining off balance sheet guarantee commitment is $20.5 million.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and capital and certain other commitments as of December 31, 2012, and the expected year of payment (in thousands):

	Payments due by year
Contractual Obligations (1)	2013	2014	2015		2016	2017	2018 and thereafter	Other	Total
Long-Term debt obligations (2)
Intelsat Global Holdings S.A. and subsidiaries’ notes and credit facilities—principal payment	$57,466	$1,062,627	$385,730	(3)	$32,180	$5,340,165	$9,047,100	$—	$15,925,268
Intelsat Global Holdings S.A. and subsidiaries’ notes and credit facilities—interest payment (4)	1,269,995	1,237,250	1,227,892		1,185,122	881,500	1,306,147	—	7,107,906
Operating lease obligations (5)	12,885	8,098	12,928		13,086	12,143	143,695	—	202,835
Sublease rental income	(46)	(40)	(41)		(71)	—	—	—	(198)
Purchase obligations (6)	500,504	209,311	108,399		60,217	30,736	138,539	—	1,047,706
Other long-term liabilities (including interest) (7)	37,951	31,777	28,883		26,733	25,092	145,506	—	295,942
Income tax contingencies (8)	—	—	—		—	—	—	67,015	67,015

Total contractual obligations	$1,878,755	$2,549,023	$1,763,791		$1,317,267	$6,289,636	$10,780,987	$67,015	$24,646,474

(1)	Obligations related to our pension and postretirement medical benefit obligations are excluded from the table. We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we completed our annual valuation. During the year ended December 31, 2012, we made a cash contribution to the defined benefit retirement plan of $30.1 million. We anticipate that our contributions to the defined benefit retirement plan in 2013 will be approximately $32.0 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2013 will be approximately $4.3 million. See Note 5—Retirement Plans and Other Retiree Benefits to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Long-term debt obligations do not reflect the impact of the 2013 Intelsat Luxembourg notes offering and redemptions or the repayment, redemption, retirement or repurchase of any indebtedness with the net proceeds from the offerings or insurance proceeds received in connection with the IS-27 launch failure. See “Use of Proceeds,” “Capitalization” and “—Long-Term Debt—2013 Debt Transactions.”
(3)	Includes $353.6 million in aggregate principal amount of the 2013 Senior Notes outstanding at December 31, 2012. These notes mature in November 2013; however, there is a financing commitment in place with a maturity of two years from funding. Based on our ability and intent to refinance the 2013 Senior Notes, these notes are reflected in our 2015 commitments as of December 31, 2012. See Note 12—Long-Term Debt—Financing Commitment for Intelsat S.A. Senior Notes due 2013 to our audited consolidated financial statements included elsewhere in this prospectus.
(4)	Represents estimated interest payments to be made on our fixed and variable rate debt and fees owed in connection with our senior secured credit facilities and letters of credit. All interest payments assume that principal payments are made as originally scheduled. Interest payments for variable rate debt and incentive obligations have been estimated based on the current interest rates.
(5)	Includes commitments relating to our New U.S. Administrative Headquarters. The obligation and timing of these lease payments are contingent upon the completion of the building and office space. Further, if the building and office space is not complete by the appointed time in 2014, we will continue to lease space at the U.S. Administrative Headquarters Property in Washington D.C. See “Operating Leases” for further discussion.
(6)	Includes satellite construction and launch contracts, estimated payments to be made on performance incentive obligations related to certain satellites that are currently under construction, vendor contracts and customer commitments. Within purchase obligations there are annual performance incentive obligations related to our IS-27 satellite, which experienced a launch failure on February 1, 2013. We have filed a total loss claim for approximately $406 million with our insurers and we expect that a portion of the insurance proceeds will be used to pay the performance incentive obligation related to the IS-27 satellite. See Note 8(b)—Satellites and Other Property and Equipment—Satellite Launches to our audited consolidated financial statements included elsewhere in this prospectus.
(7)	Represents satellite performance incentive obligations related to satellites that are in service (and interest thereon). Also, excludes future commitments related to our interest rate swaps.
(8)	The timing of future cash flows from income tax contingencies cannot be reasonably estimated and therefore are reflected in the Other column. See Note 14—Income Taxes to our audited consolidated financial statements included elsewhere in this prospectus for further discussion of income tax contingencies.

Satellite Construction and Launch Obligations

As of December 31, 2012, we had approximately $884.8 million of expenditures remaining under our existing satellite construction contracts and satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancellable up to thirty days prior to the satellite’s launch. As of December 31, 2012, we did not have any non-cancellable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

See “Business—Our Network—Satellite Systems—Planned Satellites” for details relating to certain of our satellite construction and launch contracts.

Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities. These leases contain escalation provisions for increases. As of December 31, 2012, minimum annual rentals of all leases (net of sublease income on leased facilities), totaled approximately $202.6 million, exclusive of potential increases in real estate taxes, operating assessments and future sublease income.

On October 5, 2012, we completed the sale of our U.S. Administrative Headquarters Property, and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property, to the purchaser for a price of $85.0 million in cash. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. On November 30, 2012, we entered into an agreement to lease space in a building to be constructed in McLean, Virginia, beginning in mid-2014, for our new permanent U.S. administrative headquarters and primary satellite operations center. See “Business—Properties” for further discussion.

Customer and Vendor Contracts

We have contracts with certain of our customers which require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily related to the operation of certain of our satellites. As of December 31, 2012, we had commitments under these customer and vendor contracts which totaled approximately $162.9 million related to the provision of equipment, services and other support.

Quantitative and Qualitative Disclosures About Market Risk

We are primarily exposed to the market risk associated with unfavorable movements in interest rates and foreign currencies. The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. In addition, with respect to our interest rate swaps as described below, we are exposed to counterparty credit risk, which we seek to minimize through credit support agreements and the review and monitoring of all counterparties. We do not purchase or hold any derivative financial instruments for speculative purposes.

Interest Rate Risk

We are subject to interest rate risk primarily associated with our borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risks include: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed-rate long-term financings; and the risk of increasing interest rates for planned refinancings using long-term fixed-rate debt.

Excluding the impact of our outstanding interest rate swaps, approximately 73%, or $11.7 billion, of our debt as of December 31, 2012 was fixed-rate debt. As of December 31, 2011, approximately 72%, or $11.6 billion, of our debt was fixed-rate debt, excluding the impact of interest rate swaps. Based on the level of fixed-rate debt outstanding at December 31, 2012, a 100 basis point decrease in market rates would result in an increase in fair value of this fixed-rate debt of approximately $585 million.

As of December 31, 2011 and 2012, we held interest rate swaps with an aggregate notional amount of $2.3 billion, with maturities ranging from 2013 to 2016. At December 31, 2010, the aggregate notional amount was $2.3 billion, with maturities ranging from 2010 to 2014. These swaps were entered into to economically hedge the variability in cash flow on a portion of the floating rate term loans under our senior secured and unsecured credit facilities. On December 22, 2011, we amended our interest rate swap agreements with an aggregate notional amount of $448.5 million between Intelsat Jackson and respective counterparties to the interest rate swaps. These amendments resulted in a change to the maturity date, the applicable fixed rate of interest that we pay and certain termination events. During the year ended December 31, 2012, we amended our interest rate swap agreements with an aggregate notional amount of $1.2 billion between Intelsat Jackson and respective counterparties to the interest rate swaps. These amendments resulted in a change to the maturity date, the applicable fixed rate of interest that we pay and certain termination events. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On December 31, 2012, the rate we paid averaged 2.5% and the rate we received averaged 0.3%. In comparison, at December 31, 2011, the rate we paid averaged 3.3% and the rate we received averaged 0.5%. At December 31, 2010, the rate we paid averaged 3.5% and the rate we received averaged 0.3%.

These interest rate swaps have not been designated for hedge accounting treatment in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging, as amended and interpreted, and the changes in fair value of these instruments will be recognized in earnings during the period of change. Assuming a one percentage point decrease in the prevailing forward yield curve (or less, to the extent that the points on the yield curve are less than one percent) the fair value of the interest rate swap liability, excluding accrued interest, would increase to a liability of approximately $94.7 million from $72.0 million as of December 31, 2012.

We perform interest rate sensitivity analyses on our variable rate debt, including interest rate swaps, and cash and cash equivalents. These analyses indicate that a one percentage point change in interest rates would have had minimal impact on our consolidated statements of operations and cash flows for the years ended December 31, 2010, 2011 and 2012. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair values.

Foreign Currency Risk

We do not currently use foreign currency derivatives to hedge our foreign currency exposures. Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material foreign currency exchange risk. However, the service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating the risk. For the years ended December 31, 2010, 2011 and 2012, our Brazilian customers represented approximately 3.1%, 3.7% and 4.4% of our revenue, respectively. Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

Critical Accounting Policies

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if: (1) it requires assumptions to be made that were uncertain at the time the estimate was made; and (2) changes in the estimate, or selection of different estimates, could have a material effect on our consolidated results of operations or financial condition.

We believe that some of the more important estimates and related assumptions that affect our financial condition and results of operations are in the areas of revenue recognition, the allowance for doubtful accounts, satellites and other property and equipment, business combinations, asset impairments, share-based compensation, income taxes and fair value measurements. There were no accounting policies adopted during 2011 or 2012 that had a material effect on our financial condition or results of operations.

While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information currently available. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments as a result of unforeseen events or otherwise could have a material impact on our financial position or results of operations.

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts

Revenue Recognition. We earn revenue primarily from satellite utilization charges and, to a lesser extent, from providing managed services to our customers. In general, we recognize revenue in the period during which the services are provided. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. Additionally, we may enter into certain sales transactions that involve multiple element arrangements (arrangements with more than one deliverable). As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions, including:

•	whether an arrangement contains a service contract or a lease;

•	whether an arrangement should be reported gross as a principal versus net as an agent;

•	whether we can develop reasonably dependable estimates about the extent of progress towards contract completion, contract revenues and costs;

•	how the arrangement consideration should be allocated among potential multiple elements, and when to recognize revenue related to those elements.

In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers. Changes in judgments in these assumptions and estimates could materially impact the timing and/or amount of revenue recognition. For more information regarding our revenue recognition policies, see Note 2(c) to our audited consolidated financial statements included elsewhere in this prospectus.

Allowance for Doubtful Accounts. Our allowance for doubtful accounts is determined through a subjective evaluation of the aging of our accounts receivable, and considers such factors as the likelihood of collection based upon an evaluation of the customer’s creditworthiness, the customer’s payment history and other conditions or circumstances that may affect the likelihood of payment, such as political and economic conditions in the country in which the customer is located. If our estimate of the likelihood of collection is not accurate, we may experience lower revenue or a change in our provision for doubtful accounts. When we determine that the collection of payments is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time as collection is believed to be reasonably assured or the payment is received.

Satellites and Other Property and Equipment

Satellites and other property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The remaining depreciable lives of our satellites range from less than one year to 17 years as of December 31, 2012. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite’s performance, including its orbital design life and its estimated service life. The orbital design life of a satellite is the length of time that the manufacturer has contractually committed that the satellite’s hardware will remain operational under normal operating conditions. In contrast, a satellite’s service life is the length of time the satellite is expected to remain operational as determined by remaining fuel levels and consumption rates. Our in-orbit satellites generally have orbital design lives ranging from ten to 15 years and service lives as high as 20 years. The useful depreciable lives of our satellites generally exceed the orbital design lives and are less than the service lives. Although the service lives of our satellites have historically extended beyond their depreciable lives, this trend may not continue. We periodically review the remaining estimated useful lives of our satellites to determine if any revisions to our estimates are necessary based on the health of the individual satellites. Changes in our estimate of the useful lives of our satellites could have a material effect on our financial position or results of operations.

We charge to operations the carrying value of any satellite lost as a result of a launch or in-orbit failure upon the occurrence of the loss. In the event of a partial failure, we record an impairment charge to operations upon the occurrence of the loss if the undiscounted future cash flows are less than the carrying value of the satellite. We measure the impairment charge as the excess of the carrying value of the satellite over its estimated fair value as determined by the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. We reduce the charge to operations resulting from either a complete or a partial failure by the amount of any insurance proceeds received or expected to be received by us, and by the amount of any deferred satellite performance incentives that are no longer applicable following the failure. See “—Asset Impairment Assessments” below for further discussion.

Asset Impairment Assessments

Goodwill. We account for goodwill and other intangible assets in accordance with FASB ASC Topic 350—Intangibles—Goodwill and Other. Under this topic, goodwill and other intangible assets acquired in a business combination, and determined to have an indefinite useful life, are not amortized but are tested for impairment annually or more often if an event or circumstances indicate that an impairment loss has been incurred. We are required to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test. Additionally, our identifiable intangible assets with estimable useful lives are amortized based on the expected pattern of consumption for each respective asset.

Assumptions and Approach Used. In September 2011, the FASB issued ASU 2011-08, Intangibles— Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, there is a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. We adopted ASU 2011-08 in the fourth quarter of 2012. We made our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events. Based on our examination of these qualitative factors, we concluded that there was not a likelihood of more than 50% that the fair value of our reporting unit was less than its carrying value; therefore, no further testing of goodwill was required.

The assessment of qualitative factors requires significant judgment. Alternative interpretations of the qualitative factors could have resulted in a different conclusion as to whether it was not more likely than not that the fair value of our reporting unit was less than its carrying value. A different conclusion would require a more detailed quantitative analysis to be performed, which could, in future years, result in an impairment charge for goodwill.

Orbital Locations, Trade Name and other Indefinite-Lived Intangible Assets. Intelsat is authorized by governments to operate satellites at certain orbital locations—i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 35,800 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the International Telecommunication Union, a sub-organization of the United Nations. We will continue to have rights to operate at our orbital locations so long as we maintain our authorizations to do so. See “Business—Regulation” and “Risk Factors—Risk Factors Relating to Regulation.”

Our rights to operate at orbital locations can be used and sold individually; however, since satellites and customers can be and are moved from one orbital location to another, our rights are used in conjunction with each other as a network that can change to meet the changing needs of our customers and market demands. Due to the interchangeable nature of orbital locations, the aggregate value of all of the orbital locations is used to measure the extent of impairment, if any.

Assumptions and Approach Used. In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02

amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, there is a likelihood of more than 50%) that the fair value of an indefinite-lived intangible asset is less than its carrying amount. We early adopted ASU 2012-02 in the fourth quarter of 2012. We made our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events. Based on our examination of qualitative factors, we concluded that there was not a likelihood of more than 50% that the fair value of any of our indefinite-lived intangible assets was less than their respective carrying values; therefore, no further testing of indefinite-lived intangible assets was required.

The assessment of qualitative factors requires significant judgment. Alternative interpretations of the qualitative factors could have resulted in a different conclusion as to whether it was not more likely than not that the fair value of indefinite-lived intangible assets was less than their respective carrying values. A different conclusion would require a more detailed quantitative analysis to be performed, which could, in future years, result in impairment charges for indefinite-lived intangible assets.

Long-Lived and Amortizable Intangible Assets. We review our long-lived and amortizable intangible assets to assess whether an impairment has occurred in accordance with the guidance provided under FASB ASC Topic 360—Property, Plant and Equipment, whenever events or changes in circumstances indicate, in our judgment, that the carrying amount of an asset may not be recoverable. These indicators of impairment can include, but are not limited to, the following:

•	satellite anomalies, such as a partial or full loss of power;

•	under-performance of an asset as compared to expectations; and

•	shortened useful lives due to changes in the way an asset is used or expected to be used.

The recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value, determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Additionally, when assets are expected to be used in future periods, a shortened depreciable life may be utilized if appropriate, resulting in accelerated depreciation.

Assumptions and Approach Used. We employ a discounted future cash flow approach to estimate the fair value of our long lived intangible assets when an impairment assessment is required.

During the second quarter of 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. When a satellite experiences an anomaly or other health related issues, we believe the lowest level of identifiable cash flows exists at the individual satellite level. Accordingly, in the second quarter of 2010, we performed an impairment review of our Galaxy 15 satellite and recorded a non-cash impairment charge of $104.1 million to write down the Galaxy 15 satellite to its estimated fair value following the anomaly. The estimated fair value of Galaxy 15 was determined by us based on a probability-weighted cash flow analysis derived primarily using our internally prepared budgets and forecast information including estimates of the potential revenue generating capacity of the satellite, if recovered, discounted at an appropriate weighted average cost of capital. Our analysis included an estimate of the likelihood of recovery of the satellite, based in part on discussions with Orbital Sciences Corporation, the manufacturer, and input from our engineers. On December 23, 2010, we regained command of the Galaxy 15 spacecraft and began diagnostic testing and uploading of software updates that protect against future anomalies of this type. Galaxy 15 was drifted to an interim orbital location where we concluded our in-orbit testing to confirm the functionality of every aspect of the spacecraft. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

Share-Based Compensation

Because our equity is privately held, we are required to estimate the fair market value of our equity at each reporting period in order to properly record stock compensation expense. The determination of such fair market value requires considerable judgment. We estimate the fair market value using a combination of the income and market approaches, and we allocate a 50% weighting to each approach.

The income approach quantifies the future cash flows that we expect to achieve consistent with our annual business plan and forecasting processes. These future cash flows are discounted to their net present values using an estimated rate corresponding to a weighted average cost of capital. Our forecasted cash flows are subject to uncontrollable and unforeseen events that could positively or negatively impact economic and business conditions. The estimated weighted average cost of capital includes assumptions and estimates based upon interest rates, expected rates of return, and other risk factors that consider both historic data and expected future returns for comparable investments.

The market approach estimates fair value by applying trading multiples of enterprise value to EBITDA based on observed publicly traded comparable companies.

Immediately prior to becoming a public company, our fixed repurchase rights upon employee separation that are included in various share-based compensation agreements contractually expire. Due to our past practice and the likelihood that such repurchase rights would be exercised upon employee separation, we have accounted for the related share-based awards using the liability method, consistent with FASB ASC Topic 718, Compensation—Stock Compensation. Upon the expiration of these repurchase rights, we will record compensation expense for vested awards based upon the difference between the fair value of each award at the consummation of the common shares offering, and any previously recorded compensation expense. Also, in connection with the reorganization transactions and upon the consummation of the common shares offering, options will be granted to certain executives in accordance with the existing terms of their side letters to the Management Shareholders Agreement and cash payments will be made to certain members of management. Based on awards outstanding at December 31, 2012, in connection with the common shares offering, the items described above would result in a pre-tax charge of approximately $20.0 million at the consummation of the common shares offering. Future compensation expense relating to these awards will also be based on such fair value, and will be expensed as the awards vest.

Income Taxes

We account for income taxes in accordance with the guidance provided under the Income Taxes topic of the Codification (“FASB ASC 740”). We are subject to income taxes in the United States as well as a number of other jurisdictions. Significant judgment is required in the calculation of our tax provision and the resultant tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards.

We assess the likelihood that our deferred tax assets can be recovered. Under FASB ASC 740, a valuation allowance is required when it is more likely than not that all, or a portion, of the deferred tax asset will not be realized. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based solely on its technical merits and presuming the taxing authorities have full knowledge of the position and access to all relevant facts and information. When a tax position does not meet the more likely than not standard, we record a liability for the entire amount of the unrecognized tax benefit.

Additionally, for those tax positions that are determined more likely than not to be sustainable, we measure the tax position at the largest amount of benefit more likely than not (determined by cumulative probability) to be realized upon settlement with the taxing authority.

Fair Value Measurements

FASB ASC Topic 820—Fair Value Measurements and Disclosure (“FASB ASC 820”) requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. FASB ASC 820, which defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

We performed an evaluation of our financial assets and liabilities under the fair value framework of FASB ASC 820. As a result of that evaluation, we concluded that investments in marketable securities, interest rate financial derivative instruments, embedded derivative instruments, and redeemable noncontrolling interest were items as to which disclosures were required under FASB ASC 820.

We determined that the valuation measurement inputs of marketable securities represent unadjusted quoted prices in active markets and, accordingly, have classified such investments within Level 1 of the FASB ASC 820 hierarchy framework.

The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both our counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being fair valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative instrument valuations in their entirety are classified in Level 2 of the fair value hierarchy.

During 2010, we accounted for a contingent put option that was embedded within the 2015 Intelsat Sub Holdco Notes, Series B under FASB ASC Topic 815—Derivatives and Hedging, bifurcating the put option from the debt host instrument and classifying it as a derivative instrument. To estimate the fair value of the embedded derivative we used a standard valuation technique utilizing inputs and assumptions that included the debt maturity date, issue price, coupon rate, change of control put price, and the estimated date of a change in control. We identified the inputs used to calculate the fair value as Level 3 inputs and concluded that the valuation in its entirety was classified in Level 3 of the fair value hierarchy.

On October 5, 2012, we purchased from Convergence Partners the remaining ownership interest in our New Dawn joint venture for $8.7 million, increasing our ownership from 74.9% to 100%. Prior to October 5, 2012, New Dawn was a majority owned subsidiary of ours that was a joint venture investment with Convergence Partners. Convergence Partners had the ability to require Intelsat to buy its ownership interest at fair value subsequent to the operations of New Dawn’s assets for a period of time defined in a project and shareholders’ agreement. In accordance with the guidance provided in FASB ASC Topic 480, Distinguishing Liabilities from Equity (“FASB ASC 480”), regarding the classification and measurement of redeemable securities, we marked to market the fair value of the noncontrolling interest in New Dawn at each reporting period. Any changes in fair value were reflected as an adjustment to paid-in capital. At December 31, 2011, we classified the redeemable noncontrolling interest as mezzanine equity in the accompanying consolidated balance sheets. As a result of the New Dawn Equity Purchase, we eliminated the redeemable noncontrolling interest of $8.7 million in the fourth quarter of 2012 in accordance with FASB ASC 480.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminated the option that had previously allowed us to present the components of other comprehensive income as part of the statement of changes in shareholder’s equity. Beginning in 2012, we have included a separate consolidated statement of comprehensive loss in our financial statements. The majority of our other comprehensive loss and our accumulated other comprehensive loss is related to our defined benefit retirement plans. ASU 2011-05 does not change whether items are reported in net loss or in other comprehensive income and does not change whether and when items of other comprehensive income are reclassified to net loss.

In 2012 we adopted ASC 2011-08 and ASC 2012-02 as described above under “Asset Impairment Assessments.”

Related Party Transactions

See “Certain Relationships and Related Party Transactions.”

BUSINESS

Overview

We operate the world’s largest satellite services business, providing a critical layer in the global communications infrastructure. We generate more revenue and more EBITDA, operate more satellite capacity, hold more orbital location rights, contract more backlog, serve more commercial customers and deliver services in more countries than any other commercial satellite operator based upon public filings and industry reports.

We provide diversified communications services to the world’s leading media companies, fixed and wireless telecommunications operators, data networking service providers for enterprise and mobile applications, multinational corporations, and ISPs. We are also the leading provider of commercial satellite capacity to the U.S. government and other select military organizations and their contractors.

Our customers use our global network for a broad range of applications, from global distribution of content for media companies to providing the transmission layer for unmanned aerial vehicles to enabling essential network backbones for telecommunications providers in high-growth emerging regions.

Our network solutions are a critical component of our customers’ infrastructures and business models. Generally, our customers need the specialized connectivity that satellites provide so long as they are in business or pursuing their mission. For instance, our satellite neighborhoods provide our media customers with efficient and reliable broadcast distribution that maximizes audience reach, a benefit that is difficult for terrestrial services to match. In addition, our satellite solutions provide higher reliability than is available from local terrestrial telecommunications services in many regions and allow our customers to reach geographies that they would otherwise be unable to serve.

We hold the largest number of rights to well-placed orbital slots in the most valuable C- and Ku-band spectrums. From these locations, our satellites are able to offer services in the established regions historically using the most satellite capacity, as well as the higher growth emerging regions, where approximately 55% of our capacity is currently focused.

We believe our leadership position, valuable customer relationships and global network enable us to benefit from growing demand for reliable bandwidth, resulting from trends such as:

•	Global distribution of television entertainment and news programming to fixed and mobile devices;

•	Completion and extension of international, national and regional voice and data networks, fixed and wireless, notably in emerging regions;

•	Universal access to broadband connectivity through fixed and mobile networks by consumers, corporations and other organizations; and

•	Highly specialized fixed and mobile military applications with large and growing bandwidth requirements, such as manned and unmanned aerial vehicles (drones).

We believe that we have one of the largest, most reliable and most technologically advanced commercial communications networks in the world. Our global communications system features a fleet of over 50 geosynchronous satellites that covers more than 99% of the world’s populated regions. Our satellites primarily provide services in the C- and Ku-band frequencies, which form the largest part of the FSS sector. Our satellite capacity is complemented by our suite of IntelsatOneSM managed services, including our terrestrial network comprised of leased fiber optic cable, multiplexed video and data platforms and owned and operated teleports. Our satellite-based network solutions offer distinct technical and economic benefits to our target customers and provide a number of advantages over terrestrial communications systems, including the following:

•	Fast and scalable media and communications infrastructure deployments;

•	Superior end-to-end network availability as compared to the availability of terrestrial networks, due to fewer potential points of failure;

•	Highly reliable bandwidth and consistent application performance, as satellite beams effectively blanket service regions;

•	Ability to extend beyond terrestrial network end points or to provide an alternative path to terrestrial infrastructure;

•	Efficient content distribution through the ability to broadcast high quality signals from a single location to many locations simultaneously;

•	Video neighborhoods, or capacity at orbital locations with a large number of consumer dishes or cable headend dishes pointed to them maximizing potential distribution of television programming; and

•	Rapidly deployable communications infrastructure for disaster recovery.

We believe that our hybrid satellite-terrestrial network, combined with the world’s largest collection of FSS spectrum rights, is a unique and valuable asset.

Our network architecture is flexible and, coupled with our global scale, provides superior capital and operating efficiency. We are able to re-deploy capacity, moving satellites or repositioning beams to capture demand. Our technology has universal utility across a number of applications, with minimal customization to address diverse applications. We operate our global network from a fully-integrated, centralized satellite operations facility, with regional sales and marketing offices located close to our customers. The operational flexibility of our network is an important element of our differentiation and our growth.

We have a reputation for operational and engineering excellence, built on our experience of over 45 years in the communications sector. Our network delivered 99.993% network availability on station-kept satellites to our customers in 2012. We continue to build upon our engineering leadership in the sector, and in 2012 introduced our next generation satellite platform, known as Intelsat EpicNG, that will progressively evolve our fleet, delivering high throughput capacity in an open-architecture design.

As of December 31, 2012, our contracted backlog, which is our expected future revenue under existing customer contracts, was approximately $10.7 billion, more than four times our 2012 annual revenue. For the year ended December 31, 2012, we generated revenue of $2.6 billion and net loss attributable to Intelsat Global Holdings S.A. of $151.1 million. Our Adjusted EBITDA, which consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments, was $2.0 billion, or 77% of revenue, for the year ended December 31, 2012.

We believe we are well-positioned to experience growth in free cash flow in the near future based on the following factors:

•	Significant long-term contracted backlog, enabling us to generate steady and predictable revenue streams;

•	High operating leverage, which has allowed us to generate an average Adjusted EBITDA margin of 78% in the past three years;

•	Our $3.7 billion fleet investment program that began in 2008 was substantially complete by the end of 2012, enhancing our future revenue potential; and

•	A stable, efficient and sustainable tax profile for our global business.

We believe that our leadership position in our attractive sector, global scale, efficient operating and financial profile, diversified customer sets and sizeable contracted backlog, together with the growing worldwide demand for reliable bandwidth, provide us with a platform for success.

Our Sector

Satellite services are an integral and growing part of the global communications infrastructure. Through unique capabilities, such as the ability to effectively blanket service regions, to offer point-to-multipoint distribution and to provide a flexible architecture, satellite services complement, and for certain applications are preferable to, terrestrial telecommunications services, including fiber and wireless technologies. The FSS sector is expected to generate revenues of approximately $11.6 billion in 2013, and C- and Ku-band transponder service revenue is expected to grow by a CAGR of 4.1% from 2012 to 2017 according to a study issued in 2012 by NSR.

In recent years, the addressable market for FSS has expanded to include mobile applications because existing mobile satellite systems cannot provide the broadband access required by high bandwidth mobile platforms, such as ships and aircraft, including unmanned aerial vehicles. Satellite services provide secure bandwidth capacity ideal for global in-theater communications since military operations are often in locations without reliable communications infrastructure. According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 4.6% from 2012 to 2017.

Our sector is noted for having favorable operating characteristics, including long-term contracts, high renewal rates and strong cash flows. The fundamentals of the sector—solid growth in demand, moderate price improvements and high operating margins—were maintained throughout the recent economic downturn, demonstrating resilient growth during a period that resulted in recession or slower growth in many regions of the world.

There is a finite number of geostationary orbital slots in which FSS satellites can be located, and many orbital locations already hold operating satellites pursuant to complex regulatory processes involving many international and national governmental bodies. These satellites typically are operated under coordination agreements designed to avoid interference with other operators’ satellites. See “—Regulation” below for a more detailed discussion of regulatory processes relating to the operation of satellites.

Our sector has consolidated over the course of the last decade, as the combination of large capital commitments, operational infrastructure requirements and access to spectrum has created challenges for smaller operators. Today, there are only three FSS operators, including us, providing global services, which is increasingly important as multinationals and governments seek a one-stop solution for obtaining global connectivity. In addition, there are a number of operators with fewer satellites that provide regional and/or national services. We currently hold the largest number of rights to orbital slots in the most valuable C- and Ku-band spectrums.

We believe a number of fundamental trends are creating increasing demand for satellite services:

•

Globalization of economic activities is increasing the geographic expansion of corporations and the communications networks that support them while creating new audiences for content. Globalization also increases the communications requirements for governments supporting embassy and military applications;

•

Connectivity and broadband access are essential elements of infrastructure supporting the rapid economic growth of developing nations. Globally dispersed organizations often turn to satellite-based infrastructures to provide better access, reliability and control. The penetration of broadband connectivity for businesses is expected to grow from 48% to 87% and from 59% to 75%, in the Latin America and Asia Pacific regions, respectively, over the period 2012 to 2017 according to Pyramid Research, a research consultant;

•

The emergence of new content consumers resulting from economic growth in developing regions results in increased demand for free-to-air and pay-TV content, including cable and DTH. DTH subscribers are expected to grow at a CAGR of 9.2% in the Asia Pacific region from 2012 to 2017, according to Pyramid Research;

•

Proliferation of formats results in increased bandwidth requirements as content owners seek to maximize distribution to multiple viewing audiences across multiple technologies. HDTV, three-dimensional high definition television, Internet distribution of traditional television programming, Internet protocol television and video to mobile devices are all examples of the expanding format and distribution requirements of media programmers, the implementation of which varies greatly from developed to emerging regions. In its 2012 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.4% from 2012 to 2017;

•

Mobility applications, such as wireless phone services, maritime communications, and aeronautical services, are fueling demand for mobile bandwidth. Commercial applications, such as broadband services for consumer air flights and cruise ships, as well as broadband requirements from the maritime and oil and gas sectors, are also resulting in increased demand for satellite-based bandwidth. Rapid growth in cellular services for developing regions is expected to transition from demand for voice only services to demand for data and video services over time, resulting in increased network bandwidth requirements. Fixed satellite services revenue growth related to capacity demand for broadband mobility applications from land, aeronautical and maritime is expected to grow at a CAGR of 26.6% for the period 2012 to 2017, according to NSR; and

•

Increased government applications, such as the increased use of fixed and mobile technology in regions of conflict, are fueling demand for satellite capacity. This includes significant advancements in aeronautical data and video surveillance collection technology, such as manned and unmanned aerial vehicles, which drive increased demand for satellite-based bandwidth. In addition, the cancellation of proprietary government satellite programs has led to an increased government demand for commercial capacity.

In total, C- and Ku-band transponder service revenue is expected to grow at a CAGR of 4.1% from 2012 to 2017, according to NSR. The fundamentals of our sector have consistently improved over the past few years, with continued strong demand despite the challenging economic environment in many regions of the world. Global C- and Ku-band transponder revenue from FSS video applications is forecasted to grow at an overall CAGR of approximately 4.3% from 2012 to 2017, according to NSR.

Our Customer Sets and Growing Applications

We focus on business-to-business services, indirectly enabling enterprise, government and consumer applications through our customers. Our customer contracts offer four different service types: transponder services, managed services, channel services and mobile satellite services and other. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue” for further discussion of our service types. We provide satellite capacity and related communications services for the transmission of video, data and voice signals. Our customer contracts offer four different service types: on-network services, including transponder services, managed services and channel services, off-network services, including transponder services, mobile satellite services and other. We also perform satellite-related consulting services and technical services for various third parties, such as operating satellites for other satellite owners.

Network Services

We are the world’s largest provider of satellite capacity for network services, according to Euroconsult, with a 33% global share. Our satellite capacity, paired with our terrestrial network comprised of leased fiber, teleports and data networking platforms, enables the transmission of video, data and voice to and from virtually any point on the surface of the earth. There is an increasing need for basic and high-speed connectivity in developed and emerging regions around the world. We provide an essential element of the infrastructure supporting the rapid expansion of wireless services in many emerging regions.

Network services is our largest customer set and accounted for 46% of our revenue for the year ended December 31, 2012 and $3.6 billion of our contracted backlog as of December 31, 2012. Our business generated from the network services sector is generally characterized by non-cancellable, two to five year contracts with many of the world’s leading communications providers, including fixed and wireless telecommunications companies, such as global carriers and regional and national providers in emerging regions, corporate network service providers, such as VSAT services providers to vertical markets including banks, value-added services providers, such as those serving the oil and gas and maritime industries, and multinational corporations and entities.

Our network services offerings are an essential component of our customers’ services, providing backbone infrastructure, expanded service areas and connectivity where reliability or geography is a challenge. We believe that we are a preferred provider because of our global service capability and our expertise in delivering service operator-grade network availability and efficient network control.

Our IntelsatOneSM network includes regional shared data networking platforms at our teleports that are connected to approximately 40 of our satellites. As a result, our customers can quickly establish highly reliable services across multiple regions, yet operate them on a centralized basis. Our satellite-based solutions allow customers to rapidly expand their service territories, increase the access speed and capabilities for their existing networks and efficiently address new customer and end-user requirements.

Highlights of our network services business include the following:

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We provide services to many of the world’s largest telecommunications companies. Of the customers we categorize as telecommunications companies, our revenue from the top 25 in aggregate grew at a CAGR of 6.6% from 2008 to 2012;

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We believe we are the world’s largest provider of satellite capacity for satellite-based private data networks, including VSAT networks. C- and Ku-band transponder demand for these networks is expected to grow at a CAGR of 5.6% from 2012 to 2017, according to NSR;

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We believe we are the leading provider of satellite capacity for cellular backhaul applications in emerging regions, connecting cellular access points to the global telecommunications network, a global segment expected to generate over $800 million in revenue in 2013, according to NSR. Approximately 60 of our customers use our satellite-based backhaul services as a core component of their network infrastructure due to unreliable or non-existent terrestrial infrastructure. Our cellular backhaul customers include the top 10 mobile groups in Africa, such groups representing 72% of the region’s subscribers; and

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Over 150 value-added network operators use our IntelsatOneSM broadband hybrid infrastructure to deliver their regional and global services. Applications for these services include corporate networks for multinationals, Internet access and broadband for maritime applications. C- and Ku-band revenue from capacity demand for broadband services for mobility applications is expected to grow at a CAGR of 26.6% from 2012 to 2017, according to NSR.

Media

We are the world’s largest provider of satellite capacity for media services, according to Euroconsult, with a 21% global share. We have delivered television programming to the world since the launch of our first satellite, Early Bird, in 1965. We provide satellite capacity for the transmission of entertainment, news, sports and educational programming for approximately 300 broadcasters, content providers and DTH platform operators worldwide. We have well-established relationships with our media customers, and in some cases have distributed their content on our satellites for over 25 years.

Media customers are our second largest customer set and accounted for 33% of our revenue for the year ended December 31, 2012 and $6.2 billion of our contracted backlog as of December 31, 2012. Our business generated from the media sector is generally characterized by non-cancellable, long-term contracts with terms of up to 15 years with premier customers, including national broadcasters, content providers and distributors, television programmers and DTH platform operators.

Broadcasters, content providers and television programmers seek efficient distribution of their content to make it easily obtainable by affiliates, cable operators and DTH platforms; satellites’ point-to-multipoint capability is difficult to replicate via terrestrial alternatives. Our strong cable distribution neighborhoods offer media customers high penetration of regional and national audiences.

Broadcasters, content providers and television programmers also select us because our global capabilities enable the distribution or retrieval of content to or from virtually any point on earth. For instance, we regularly provide fully integrated global distribution networks for content providers that need to distribute their products across multiple continents. DTH platform operators use our services because of our attractive orbital locations and because the scale and flexibility of our fleet can provide speed to market and lowers their operating risk, as we have multiple satellites serving every region.

We believe that we enjoy a strong reputation for delivering the high network reliability required to serve the demanding media sector.

Our fully integrated satellite, fiber and teleport facilities provide enhanced quality control for programmers. In addition to basic satellite services, we offer bundled, value-added services under our IntelsatOneSM brand that include managed fiber services, digital encoding of video channels and up-linking and down-linking services to and from our satellites and teleport facilities. Our IntelsatOneSM bundled services address programmers’ interests in delivering content to multiple distribution channels, such as television and Internet, and their needs for launching programs to new regions in a cost-efficient manner.

Highlights of our media business include the following:

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30 of our satellites host premium video neighborhoods, offering programmers superior audience penetration, with nine serving the United States, six serving Europe, eight serving Latin America, four serving Asia and three serving Africa and the Middle East;

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We are a leading provider of capacity used in global content distribution to media customers, according to Euroconsult. Our top 10 video distribution customers buy service on our network, on average, across four or more geographic regions, demonstrating the value provided by the global reach of our network;

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We believe that we are the leading provider of satellite service capacity for the distribution of cable television programming in North America, with thousands of cable headends pointed to our satellites. Our Galaxy 13 satellite provided the first high definition neighborhood in North America, and today, the Galaxy fleet distributes over 200 high definition channels, and we distribute over 4,500 channels, including 525 high definition channels, on a global basis. In its 2012 study, NSR forecasted that the number of standard and high definition television channels distributed worldwide for cable, broadcast and DTH is expected to grow at a CAGR of 6.4% from 2012 to 2017;

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We are a leading provider of satellite services for DTH providers, according to Euroconsult, supporting more than 30 DTH platforms around the world with over 45 million subscribers, including DirecTV in Latin America, GVT in Brazil and Multichoice in Africa;

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We are a leading provider of capacity used in video contribution managed occasional use services, supporting coverage of major events for news and sports organizations, according to Euroconsult. For instance, we have carried programming on a global basis for every Olympiad since 1968. Our services for broadcasters covering the 2012 games included the use of 11 Intelsat satellites supporting approximately 50 channels, our IntelsatOneSM terrestrial infrastructure and other production capabilities; and

•	Global C- and Ku-band transponder revenue from video applications is forecasted to grow at an overall CAGR of approximately 4.3% from 2012 to 2017, according to NSR.

Government

We are the leading provider of commercial satellite services to the government sector, according to NSR, with a 44% share of the U.S. military and government use of commercial satellite capacity worldwide. With over 45 years of experience serving this customer set, we have built a reputation as a trusted partner for the provision of highly customized, secure satellite-based solutions. The government sector accounted for 20% of our revenue for the year ended December 31, 2012 and $743.8 million of our contracted backlog as of December 31, 2012.

Our satellite capacity business generated from the government sector is generally characterized by single year contracts that are cancellable by the customer upon payment of termination for convenience charges and include annual options to renew for periods of up to four additional years. The annual renewal rate in our government business has averaged 88% over the last three years.

Our business generated from hosted payloads is generally characterized by contracts with service periods extending up to the 15 year life of the satellite, cancellable upon payment of termination penalties defined by the respective contracts.

Our customer base includes many of the leading government communications providers, including U.S. military and allied partners, civilian agencies and commercial customers serving the defense sector. We consider each party within the Department of Defense and other U.S. governmental agencies that has the ability to initiate a purchase requisition and select a contractor to provide services to be a separate customer, although such party may not be the party that awards us the contract for the services.

We attribute our strength in serving military and government users to our global infrastructure of satellites and our IntelsatOneSM network of teleports and fiber that complement the government’s own networks and satellites. Our fleet is flexible and provides global network capacity, resilience and critical surge capabilities, such as for recent missions in the Middle East. For instance, in 2009 we moved two satellites in our fleet to new orbital locations in a matter of months to support special military requirements. The bandwidth available on these satellites was utilized for critical unmanned aerial vehicle missions in the Middle East.

In responding to certain unique customer requirements, we also procure and integrate satellite services provided by other satellite operators, either to supplement our capacity or to obtain capacity in frequencies not available on our fleet, such as L-band, X-band and other spectrums not available on our network. These off-network services are primarily low risk in nature, typically with the terms and conditions of the third party capacity and services we procure matched to contractual commitments from our customer. We are an attractive supplier to the government sector because of our ability to leverage not only our assets but also other space-based solutions, providing a single contracting source for multiple, integrated technologies.

Highlights of our government business include the following:

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We are the prime contractor or a leading contractor on a number of multi-year contract vehicles under which multiple branches of the government can order our commercial satellite services, including the Commercial Broadband Satellite Program and the Future COMSATCOM Services Acquisition program;

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The reliability and scale of our fleet and planned launches of new and replacement satellites allow us to address changing demand for satellite coverage and to provide mission-critical communications capabilities. For instance, our Intelsat 22 satellite hosts a UHF payload under a 15-year agreement with the Australian Defence Force; and

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The U.S. government and military is one of the largest users of commercial satellites for government/military applications on a global basis. We currently serve approximately 100 U.S. government customers, either directly or indirectly, through resellers and government integrators.

Our leading position with the government sector has allowed us to benefit from a number of recent trends, including:

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Growth in demand for secure high bandwidth services related to the rapidly increasing use of mobile platforms for gathering and distributing intelligence, surveillance and reconnaissance, such as the use of drones and manned aerial vehicles, which is viewed as a cost efficient technology that will continue to be used following troop withdrawals from Iraq and Afghanistan;

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Growth in demand for commercial capacity resulting from the cancellation or delay of expensive proprietary government satellite programs, such as the Transformational Satellite Communications Program, due to budgetary pressures;

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Growth in demand for rapid response managed and turn-key secure communication systems encompassing design, hardware, installation and transmission capacity, often from end-to-end service providers such as Intelsat;

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Long-term contracts resulting from the use of commercial satellite programs to host proprietary military payloads, providing a shared ride to space and on-going operations for the life of the payload; and

•	According to a study by NSR, global revenue from C- and Ku-band services used for government and military applications is expected to grow at a CAGR of 4.6% from 2012 to 2017.

We believe our reputation as a provider of secure solutions, our global fleet, our customer relationships, our ability to provide turn-key services and our demonstrated willingness to reposition or procure capacity to support specific requirements position us to successfully compete for the increasing demand for satellite solutions for bandwidth intensive military and civilian applications. Additionally, certain of our government programs and applications drive greater efficiency and reduce manpower requirements, which we believe makes them important spending priorities in the current government budgetary environment.

Our Competitive Advantages

We were the world’s first commercial satellite operator, with many accomplishments during our 45-year history of industry leadership. We have provided communications capacity for milestone events since our founding in 1964, including transmitting worldwide the video signals of the first moon walk, providing the “hot line” connecting the White House and the Kremlin and transmitting live coverage of every Olympiad since 1968. The following competitive advantages characterize our business:

Global Leader

We are the global leader in our sector based upon both revenues and in-service transponders. We operate more satellite capacity, have more satellite capacity under contract, serve more commercial customers and deliver services in more countries than any other commercial satellite operator. We established the commercial satellite sector over 45 years ago and today serve customers in approximately 200 countries and territories. As a result of our leading position, we work with the world’s largest media, telecommunications and governmental organizations, integrating our global network with customers’ communications networks and aligning our capital investments to support customers’ strategic objectives. Our global relationships are often founded on capacity that has been optimized to serve a specific region. We build strong relationships with our customers in their respective domestic markets, then leverage our global capabilities as those customers seek growth in foreign regions. The following charts show the leading firms in our sector by revenues and utilized transponders.

Source: Euroconsult, Satellite Communications & Broadcasting Markets Survey, dated September 2012

(1)	Includes over 30 other operators.
(2)	Revenues for the twelve-month period ending December 31, 2011.

An Exceptional Global Network

We believe that we have one of the largest, most technologically advanced and most flexible commercial communications systems in the world, comprised of a fleet of geosynchronous satellites located in well-placed orbital locations and our suite of IntelsatOneSM managed services, which consists of teleports, points of presence and leased fiber. Our global system features over 50 satellites that cover more than 99% of the world’s populated regions and includes C- and Ku-band satellite capacity. Our skilled engineering and flight operations staff participates in every stage of the life cycle of our satellites, from design and construction through the end of the satellite’s useful life. The reliability of our network is outstanding, delivering 99.993% network availability on station-kept satellites to our customers in 2012. Many of our satellites include non-customized payloads and steerable beams, providing flexibility to our deployment plans. In addition, our fleet is diversified by manufacturer, limiting our exposure to systemic issues that could require early replacement.

As illustrated below, our collection of orbital rights includes numerous well-placed orbital locations for C- and Ku-band spectrum, as well as rights for Ka-band spectrum. As a result, each region of the globe is served by multiple satellites of our fleet. Our orbital rights and flexible fleet allow us to rapidly capitalize on developing business opportunities, for instance, to move existing satellites to new locations in response to customer demand, to improve business continuity and to acquire and integrate existing satellites to respond to customer needs.

Intelsat’s Orbital Rights

Our terrestrial assets consist of teleports, points of presence, shared networking platforms and owned and leased fiber connectivity that complement our satellite network and expand the types of services that we provide to include hybrid satellite-terrestrial end-to-end managed services. Our IntelsatOneSM terrestrial network is based on Cisco IP-MPLS technology, optimized to deliver converging video and IP content and improve the efficiency of our shared media and data platforms. IntelsatOneSM expands our addressable market to include additional elements of our customers’ distribution infrastructures, such as integrated extensions of network backbones for communications services providers and uplinking facilities for content providers, resulting in complex and lasting relationships.

Our customer service center located in Ellenwood, Georgia includes a carrier management center, specialized video operations center, data operations center, and rapid access center. This multilingual facility is responsible for managing the communications services that we provide to our customers and is a single point of contact for customers needing assistance in using our network. We continually invest in our network management tools to provide an improved customer experience, including reduced provisioning times and improved trouble-shooting tools.

We believe our global network, scale, leading collection of orbital rights and hybrid capabilities position us to offer comprehensive solutions and act as system integrator for customers that increasingly seek global, seamless services. See “—Our Network” for a detailed discussion of our infrastructure and our asset management policies.

Diversified Business Serving Blue Chip Customers

Our business is diversified across customers, service offerings and regions, with little revenue concentration by customer, satellite or geography. Our diversity, combined with our flexible transmission services, exposes us to a broad set of commercial opportunities, including supporting the growth strategies of our customers as they expand into new regions. We have relationships with 1,400 customers and have served many of the largest ones for over 40 years. Our blue chip customer base includes leaders in each of our three customer sectors: network services, media and government. We hold the leading position in serving each of our customer sets based upon the number of transponders contracted. Representative blue chip customers and other characteristics of our customer sets are summarized below:

Customer Set	Representative Customers	Year	Annual Revenue (1)(2)		% of 2012 Total Revenue (2)	% of 2012 Backlog (1)(2)	Backlog to 2012 Revenue Multiple
Network Services
	Bharti, France Telecom, MTN Group,	2008		$1,163
	Caprock UK Limited, Verizon, Vodafone	2009		$1,245
		2010		$1,248
		2011		$1,218
		2012		$1,193	46%	34%	3.0x
Media
	Discovery Communications, Fox	2008		$809
	Entertainment Group, Home Box Office,	2009		$781
	DIRECTV, The Walt Disney Company,	2010		$788
	Turner Broadcasting Company, Vivendi	2011		$818
		2012		$859	33%	59%	7.2x
Government
	Australian Defence Force,	2008		$351
	U.S. Department of Defense, U.S.	2009		$418
	Department of State, U.S. Navy, U.S. Air Force, European Aeronautic	2010 2011	$ $	483 517
	Defense and Space Company	2012		$524	20%	7%	1.4x

(1)	Dollars in millions; backlog as of December 31, 2012.
(2)	Does not include satellite related services and other.

Our blue chip customer base is diversified across geographies, providing services in multiple regions. Our customers provide additional diversity to our business as we support their growth strategies into new regions. The following chart shows the geographic diversity of our contracted backlog as of December 31, 2012 by region, based upon the billing address of the customer.

Our diversity also reduces our market and operating risk. For the year ended December 31, 2012, no single customer accounted for more than approximately 4% of our revenue.

Leading Position in Emerging Regions

At our inception in the 1960s, we were established to build and operate a global communications infrastructure, and in many cases, our services were the only form of connectivity from emerging, landlocked nations to the rest of the world. As a result, we have unmatched experience in supplying highly reliable communications infrastructure to the developing world. Our services, substantially all of which are U.S. dollar denominated, are used by privatized, state-owned, and entrepreneurial service providers in emerging regions. We believe our leading position in serving emerging regions represents a significant long-term opportunity for us given the rapid evolution and modernization of communications infrastructure in these regions.

We believe we are the sector leader by transponder share in all but two of the geographic regions covered by our network, and our leading positions align to the regions identified by industry analysts as those that either purchase the most satellite capacity or are emerging regions that have the highest growth prospects, such as Africa and Latin America. The chart below illustrates the forecasted C- and Ku-band growth rates for selected regions and our share and relative position in those regions.

Source Euroconsult, 19th Satellite Communications & Broadcasting Markets Survey, Forecasts to 2021, dated September 2012

(1)	Eastern Europe / Russia includes Central Europe and Central Asia; Asia-Pacific includes Southern Asia, North East Asia, South East Asia, China Area and Oceania
(2)	Based on 36 MHz transponder equivalent in-service units as of December 31, 2011 from the most current market survey, which was issued in September 2012; excludes capacity of DTH operators in North America

The majority of our on-network revenue aligns to emerging regions, based upon the position of our satellites and beams. The following chart shows the breakdown of our on-network revenue by the region in which the service is delivered as of December 31, 2012:

High Visibility on Future Revenues

Our network solutions are a critical component of our customers’ infrastructures. Our network services and media customers enter into long-term contracts with us, resulting in substantial contracted backlog and providing significant near-term revenue visibility as well as a reliable stream of future revenues. Our government customers typically contract for shorter periods, as a result of government procurement practices, but renewal rates have averaged 88% over the last three years.

As of December 31, 2012, our contracted backlog was approximately $10.7 billion. This backlog represents a 4.1x multiple of our 2012 annual revenue, and had a weighted average life of five years, demonstrating the long-term visibility of future revenue streams. Furthermore, approximately 97% of our total backlog as of December 31, 2012 related to contracts that were either non-cancellable or cancellable only upon payment of substantial termination fees. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contracted Backlog” for further information regarding our backlog.

Our revenue stability is supported by strong beginning of year contracted backlog, attractive renewal rates on expiring contracts, and the exercise of the option years prevalent in our government contracts. At the beginning of each of the last three years, the current-year portion of our contracted backlog represented, on average, approximately 82% of that year’s actual revenue. Two other backlog elements, namely usage-based revenues, such as occasional use video, and renewals and amended contracts from existing customers (including the exercise of options on certain of our government contracts), collectively represented, on average, another 12% of that year’s revenue, demonstrating the high renewal rates experienced in our business. On average over the last three years, 6% of each year’s revenue was sourced from completely new business.

Finally, we have a strong track record of converting our contracted backlog into cash. During the last three years, we have converted on average 100% of the current year backlog into revenue. Our bad debt expense averaged 0.3% of revenues for the last three year period.

Efficient Operating and Financial Profile Resulting in Favorable Cash Flow Generation

Our sector requires sizable investment to procure, manufacture and launch satellites. However, once satellites are operational, costs do not vary significantly. This results in significant operating leverage, which we define as an operating environment where fixed costs increase at a rate significantly lower than the rate of revenue increase. Our operating leverage leads to high margins and strong cash flow from operations, a large portion of which cash flow we currently use to service our debt commitments. Features of our efficient operating profile include:

•	Scale economies that result from our ability to spread network operations costs over the largest fixed satellite fleet in the industry;

•	Advantageous relationships with key vendors due to the volume and breadth of our purchasing requirements;

•	A cost-efficient, largely wholesale, business-to-business marketing approach;

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A fully integrated corporate and operational structure, with a primary satellite operations center for fleet management and regional sales offices located close to our customers. This structure results in our customers having in-region support for determining requirements, while at the same time having a central, single point of contact for global network management;

•	An efficient operating expense profile, with operating expense as a percentage of revenue among the lowest in the industry;

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An efficient capital expenditure profile, with the lowest capital expenditure as a percentage of revenue over the last 10 years among major providers of comparable satellite services, based upon publicly available data;

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A stable, efficient and sustainable tax profile for our global business that is largely independent of our leverage level and of short term benefits such as the carry-forward of net operating losses. In 2012, our cash taxes paid represented 1.3% of our revenue; and

•	A long-dated and staggered debt maturity profile and a simplified covenant structure, supported by highly-predictable cash flows.

Our current fleet investment program was substantially complete by the end of 2012. We believe our efficient operating profile is a strategic advantage that should allow us to capture business growth, while incurring relatively low additional costs, and to increase our cash flows from our operations. Our debt commitments have resulted in high levels of interest expense and this, in combination with our refinancing activities, has historically been a major contributor to the net losses we have reported over the past several years. We believe our capital structure, operating profile and expected growth as we execute our business plan will increase our operating cash flows and reduce our financing costs.

Seasoned Management Team with Track Record of Execution

We are led by a senior management team with broad experience in the telecommunications and satellite industries and functional expertise. Our management team has focused on creative and cost-efficient approaches to asset management and establishing a culture of continuous improvement. Our Chief Executive Officer, David McGlade, joined Intelsat in April 2005. Mr. McGlade was the chief architect of the successful integration of Intelsat with PanAmSat, the largest consolidation in the history of the satellite industry, for which Intelsat was able to deliver significant operating and capital expense synergies. Mr. McGlade has over 25 years of experience in the telecommunications and media industries, including serving as Chief Executive Officer of O2 UK prior to joining Intelsat. Stephen Spengler was appointed as our President and Chief Commercial Officer in March 2013 after having served in various executive positions at Intelsat since 2003. He has over 25 years of experience in the satellite and telecommunications industry. Michael McDonnell was appointed our Executive Vice President and Chief Financial Officer in November 2008, after most recently serving as Chief Operating Officer and Executive Vice President, Chief Financial Officer and Treasurer of MCG Capital Corporation. Mr. McDonnell previously served as Executive Vice President and Chief Financial Officer of EchoStar Communications Corporation. Michelle

Bryan was appointed as our Executive Vice President, General Counsel and Chief Administrative Officer and Secretary in March 2013. Ms. Bryan has been with Intelsat since 2007 and previously served as Executive Vice President, Corporate Affairs and General Counsel for US Airways Group and Senior Vice President of Human Resources. Thierry Guillemin, Executive Vice President and Chief Technical Officer, has been with Intelsat in a variety of executive positions since 1999 and has 30 years of industry experience. Our senior management team and other employees will collectively beneficially own approximately 8.5% of our equity on a fully-diluted basis following the offerings.

Our Strategy

We seek revenue growth and increased cash flows by expanding our leading infrastructure business in high growth regions and applications while maintaining our focus on operational discipline. Given our efficient operating structure, we believe our strategies will position us to continue to deliver high operating margins, and to generate strong cash flow and growth as our current fleet investment program is completed. The key components of our strategy include the following:

Focus our core business on attractive and growing broadband, mobility and media applications and innovative government solutions

We are a business-to-business provider of critical communications infrastructure. We intend to leverage our leading position, customer relationships, global network and regional strengths to capture new business opportunities as a result of the following:

Network Services:

•	New broadband connectivity requirements for mobility applications such as aeronautical and maritime applications;

•	The continued expansion of cellular networks and voice and data growth in emerging regions with inadequate infrastructure;

•	The requirement for highly reliable backup to fiber and other terrestrial links for certain geographies; and

•	Growth in multinational enterprise broadband access requirements resulting from globalization.

Media:

•	Programmers and broadcasters seeking new global distribution capabilities to deliver content in new regions;

•	New and expanding DTH platforms in fast growing emerging regions; and

•	Content and format proliferation, such as standard definition and high definition formats, increasing the capacity needs of our programmer customers.

Government:

•	The need for innovative fixed and mobile broadband and turn-key network solutions for in-theatre communications;

•	Rapidly increasing bandwidth requirements resulting from the use of manned and unmanned aerial vehicles; and

•	Hosted payload opportunities as government customers increasingly seek timely and cost efficient access to space, filling capacity gaps by co-locating their space assets on commercial satellites.

Optimize our space-based assets, including orbital locations and spacecraft

We intend to maximize the revenues and returns generated by our assets by managing capacity in a disciplined and efficient manner. Key elements of our strategy include:

•	Relocating bandwidth in order to support customer growth for mobile and network services customers, particularly in emerging markets;

•	Optimizing our space-based assets by creating additional marketable capacity through re-assigning traffic (grooming), repointing steerable beams and relocating satellites; and

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Allocating capital based on expected returns and market demand, and being disciplined in the selection of the number, size and characteristics of replacement and new satellites to be launched. We do not expect to replace our existing fleet of over 50 satellites on a one-for-one basis.

Given the scale of our fleet, existing customer traffic can be groomed to other satellites in our fleet based upon the customer’s application and the amount of capacity required, which in turn allows us to more efficiently load our transponders and secure larger blocks of capacity for customers with growing, long-term requirements. Furthermore, because many of our satellites have flexible designs, including steerable beams, we can repoint beams to areas of unmet demand, or relocate satellites in order to bring additional capacity to an entire region. Through these various capacity management initiatives, we improve returns on our asset base and maximize the value of our fleet.

Leverage the growth capacity resulting from completion of the current fleet investment program

Our $3.7 billion fleet investment program that began in 2008 was substantially complete by the end of 2012. Capital investments in our fleet result in enhanced operating characteristics and incremental capacity to fuel future growth. Our program is designed to position the Intelsat satellite network to capitalize on the sector’s best growth opportunities globally, while providing optimal coverage to meet needs across our targeted customer sets. The characteristics of our refreshed fleet include:

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A significant increase in the proportion of high-power, land mass-focused transponders suitable for broadband and video applications, which typically command a higher price, resulting in an opportunity to increase the overall yield on our fleet;

•	Expanded capacity to serve our faster-growth network services and government customers, particularly in emerging regions;

•	Ku-band “mobility beams,” providing highly reliable broadband capability for maritime and aeronautical applications on a global basis;

•	Expanded capacity at our most valuable regional video distribution neighborhoods;

•	Reduced risk of anomalies resulting from the replacement of satellites with known health issues; and

•	A modest increase in the total amount of station-kept transponder capacity.

Our business will benefit from the fleet investment program, utilizing the new and enhanced capacity to support our customers’ growth requirements.

Finally, we intend to leverage our frequent satellite launches and collection of orbital rights to address opportunities to supply specialized capabilities for large media companies and government applications. This could include launching and operating satellites with specific regional footprints and capabilities, such as our agreement with DIRECTV Latin America to provide customized capacity for DTH services on two new satellites. With respect to government applications, this could include advanced satellites and space-based services, as well as the ability to integrate hosted payloads with our spacecraft, providing fast and cost-effective capabilities in space. For instance, we integrated a specialized payload for the ADF into our IS-22 satellite, which we launched in 2012.

Incorporate new technology into our core network to capture growth from new applications and evolving customer requirements

Our global scale, diversity, collection of spectrum rights, technical expertise in procuring and designing satellites and fully integrated hybrid network form a strategic platform that positions us to identify and capitalize on new opportunities in satellite services.

Our fleet is large and diversified by coverage, manufacturer and age. As satellites reach the end of their service lives, we have an ongoing opportunity to refresh the technology we use to serve our customers, resulting in flexibility to address new opportunities as they are identified. For instance, we plan to incorporate high throughput spot beam technology into two replacement satellites that will be part of our Intelsat EpicNG satellite platform, which will serve the Indian Ocean and Atlantic Ocean regions in the future, providing higher throughput for our infrastructure and mobility customers. Subsequent to the introduction of the Intelsat EpicNG platform in June 2012, we announced three long-term contracts totalling nearly $500 million in contracted backlog with leading service providers delivering maritime and aeronautical broadband solutions. Our newer assets, including our enhanced terrestrial network, IntelsatOneSM, are used to address current market requirements, allowing older assets to be redeployed to serve legacy customer applications still efficiently served by those assets.

As a result, we believe that we are well positioned to accommodate new business models as they are adopted by our customers. We expect to benefit from the general trend towards IP-based networking and distribution, including growing use of new media formats and compression techniques, as well as infrastructure applications in emerging regions.

We believe that new satellite technologies, including high throughput satellites such as our Intelsat EpicNG platform, could significantly improve the performance of our network and thereby decrease our cost per bit delivered, improving our competitiveness with existing applications and increasing the value we can provide to customers. These improvements will also allow us to expand our addressable market into new fixed and mobile broadband applications. We are including these satellites in our mid-term fleet planning, allowing us to cost effectively increase our inventory and potentially allowing us to reduce the number of core satellite roles, thus enhancing capital expense efficiency.

We are also investing in enhanced technology that is incorporated in our terrestrial network to deliver converging video and IP content, thus expanding the services we provide to the media and telecommunications industries. We intend to continue to implement compression technologies into our ground network to reduce the bandwidth necessary for network service applications, increasing our customers’ efficiency and expanding our market potential, particularly in emerging regions.

Drive innovation through creative acquisitions and new business models

Our record of capitalizing on strategic growth opportunities through targeted acquisitions is well established. In addition, we have demonstrated our ability to integrate acquisitions efficiently and quickly, due to our scale and our centralized satellite operations philosophy. In 2006, we completed the largest acquisition in the history of the satellite sector with our $6.4 billion acquisition of PanAmSat.

In recent years, we have completed other, smaller transactions or partnerships involving single satellites with entities in diverse regions, such as JSAT in Asia, Telenor Inma AS (“Telenor”) in Europe and Convergence Partners in Africa. In 2009, we acquired ProtoStar 1 and relocated it from Asia to the higher growth African region.

We have also been a leader in hosting payloads for government organizations, as noted by the Wall Street Journal. For instance, in 2009 the ADF contracted with us to integrate a UHF communications payload into our

IS-22 satellite, which launched in March 2012. We will operate the payload for the ADF for a span of 15 years, providing us with a long-term stream of revenues and our customer with fast and cost-efficient space-based communications.

Going forward, we will consider select acquisitions of complementary businesses or technologies that enhance our product and geographic portfolio and can benefit from our scale, scope and status as a global leader.

Apply our increasing cash flows to de-lever the business, improving our maturity profile and generating increased equity value

Over the long-term, our scale provides an opportunity to normalize capital expenditure requirements. We are nearing the completion of a large fleet investment program. The completion of this program will be followed by an expected decrease in capital expenditures and an expected increase in cash flows. We intend to use this increasing cash flow to reduce our debt levels and our costs of debt and to maintain a staggered maturity profile.

Sales, Marketing and Distribution Channels

Our company tagline, “Closer, by far,” describes the close working relationship we strive to build with our customers. Our primary sales and marketing operations are located in the United Kingdom and the United States. In addition, we have established local sales and marketing support offices in the following countries around the world:

• Australia	• Japan

• Brazil	• Mexico

• China	• Singapore

• France	• South Africa

• Germany	• United Arab Emirates

• India	• United Kingdom

• United States

By establishing local offices closer to our customers and staffing those offices with experienced personnel, we believe that we are able to provide flexible and responsive service and technical support to our customers. Our sales and marketing organization reflects our corporate focus on our three principal customer sets of network services, media and government. Our sales team includes technical marketing and sales engineering application expertise and a sales approach focused on creating integrated solutions for our customers’ communications requirements.

We use a range of direct and wholesale distribution methods to sell our services, depending upon the region, applicable regulatory requirements and customer application.

Our Network

Our global network is comprised of over 50 satellites and ground facilities, including teleports and leased fiber that support our commercial services and the operation and control of our satellites.

Our customers depend on our global communications network and our operational and engineering leadership. Highlights of our network include:

•	Prime orbital locations, reflecting a valuable portfolio of coordinated fixed satellite spectrum rights;

•	Highly reliable services, including network availability of 99.993% on station-kept satellites for the year ended December 31, 2012;

•	Flexibility to relocate satellites to other orbital locations as we manage fleet replacement, demand patterns change or in response to new customer requirements;

•	Design features and steerable beams on many of our satellites that enable us to reconfigure capacity to provide different areas of coverage; and

•	Resilience, with multiple satellites serving each region, allowing for improved restoration alternatives should a satellite anomaly occur.

As we design our new satellites, we work closely with our strategic customers to incorporate technology and service coverage that provides them with a cost-effective platform for their respective requirements.

The table below provides a summary of our satellite fleet as of December 31, 2012, except where noted.

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Station Kept in Primary Orbital Role (2):
Intelsat 805	LMO (3)	304.5°E	Jun-98	Q4 2017
Intelsat 7(4)	SS/L (5)	68.65°E	Sep-98	Q3 2013
Galaxy 11	BSS (6)	304.5°E	Dec-99	Q2 2019
Intelsat 12	SS/L	45°E	Oct-00	Q1 2017
Intelsat 901	SS/L	342°E	Jun-01	Q4 2018
Intelsat 902	SS/L	62°E	Aug-01	Q3 2019
Intelsat 904	SS/L	60°E	Feb-02	Q2 2019
Intelsat 903	SS/L	325.5°E	Mar-02	Q3 2018
Intelsat 905	SS/L	335.5°E	Jun-02	Q2 2020
Galaxy 3C	BSS	95.05°W	Jun-02	Q3 2020
Intelsat 906	SS/L	64.15°E	Sep-02	Q2 2021
Intelsat 907	SS/L	332.5°E	Feb-03	Q1 2021
Galaxy 23(7)	SS/L	121°W	Aug-03	Q3 2021
Galaxy 13/Horizons-1(8)	BSS	127°W	Sep-03	Q1 2021
Intelsat 10-02(9)	EADS Astrium	359°E	Jun-04	Q2 2021
Galaxy 28	SS/L	89°W	Jun-05	Q4 2022
Galaxy 14	OSC (10)	125°W	Aug-05	Q1 2021
Galaxy 15	OSC	133°W	Oct-05	Q3 2023
Galaxy 16	SS/L	99°W	Jun-06	Q2 2024
Galaxy 17	Thales (11)	91°W	May-07	Q1 2024
Intelsat 11	OSC	317°E	Oct-07	Q3 2022
Horizon-2 (12)	OSC	84.85°E	Dec-07	Q4 2024
Galaxy 18	SS/L	123°W	May-08	Q2 2026
Intelsat 25	SS/L	328.5°E	Jul-08	Q3 2025
Galaxy 19	SS/L	97°W	Sep-08	Q3 2026
Intelsat 14	SS/L	315°E	Nov-09	Q4 2027
Intelsat 15	OSC	85.15°E	Nov-09	Q2 2026
Intelsat 16	OSC	301.9°E	Feb-10	Q1 2026
Intelsat 17	SS/L	66°E	Nov-10	Q2 2026
Intelsat 28 (13)	OSC	32.8°E	Apr-11	Q4 2024
Intelsat 18	OSC	180°E	Oct-11	Q4 2027
Intelsat 22 (14)	BSS	72.1°E	Mar-12	Q1 2028
Intelsat 19	SS/L	166°E	Jun-12	Q1 2028
Intelsat 20	SS/L	68.5°E	Aug-12	Q3 2028
Intelsat 21	BSS	302°E	Aug-12	Q3 2028
Intelsat 23	OSC	307°E	Oct-12	Q4 2028
Station Kept Satellites, Redeployed (15):
Galaxy 25	SS/L	93.1°W	May-97	Q4 2017
Intelsat 8 (16)	SS/L	169°E	Nov-98	Q2 2016
Galaxy 26	SS/L	50°E	Feb-99	Q3 2017

Satellite	Manufacturer	Orbital Location	Launch Date	Estimated End of Service Life (1)
Galaxy 27	SS/L	45.1°E	Sep-99	Q1 2014
Intelsat 1R	BSS	310°E	Nov-00	Q3 2017
Intelsat 10	BSS	47.5°E	May-01	Q4 2015
Galaxy 12	OSC	129°W	Apr-03	Q4 2017
Inclined Orbit (17):
Leasat 5 (18)	BSS	72°E	Jan-90	Q3 2015
Intelsat 603 (19)	BSS	11.5°E	Mar-90	Q2 2015
Intelsat 701 (19)	SS/L	157°E	Oct-93	Q4 2020
Intelsat 702	SS/L	33°E	Jun-94	Q1 2018
Intelsat 706 (20)	SS/L	DRIFT	May-95	Q3 2014
Intelsat 707 (21)	SS/L	307°E	Mar-96	Q1 2013
Intelsat 709 (22)	SS/L	47.5°E	Jun-96	Q1 2013
Intelsat 26	BSS	50.3°E	Feb-97	Q4 2014
Intelsat 801	LMO	330.5°E	Mar-97	Q4 2013
Intelsat 5	BSS	DRIFT	Aug-97	Q4 2020
Intelsat 9 (23)	BSS	DRIFT	Jul-00	Q4 2016

(1)	Engineering estimates of the service life as of December 31, 2012 as determined by remaining fuel levels, consumption rates and other considerations (including power) and assuming no relocation of the satellite. Such estimates are subject to change based upon a number of factors, including updated operating data from manufacturers.
(2)	Primary orbital roles are those that are populated with station-kept satellites, generally, but not always, in their initial service positions, and where our general expectation is to provide continuity of service over the long-term.
(3)	Lockheed Martin Corporation.
(4)	IS-7 was replaced by IS-20. IS-7 remains at 68.65°E as a backup satellite.
(5)	Space Systems/Loral, Inc.
(6)	Boeing Satellite Systems, Inc., formerly Hughes Aircraft Company.
(7)	EchoStar Communications Corporation owns all of this satellite’s Ku-band transponders and a portion of the common elements of the satellite.
(8)	Horizons Holdings, our joint venture with JSAT, owns and operates the Ku-band payload on this satellite. We are the exclusive owner of the C-band payload.
(9)	Telenor owns 18 Ku-band transponders (measured in equivalent 36 MHz transponders) on this satellite.
(10)	Orbital Sciences Corporation.
(11)	Thales Alenia Space.
(12)	Horizons Holdings owns the payload on this satellite and we operate the payload for the joint venture.
(13)	IS-28 was formerly known as Intelsat New Dawn.
(14)	IS-22 includes a UHF payload owned by the Australian Defence Force.
(15)	Certain of our orbital roles are populated with satellites that generally, but not always, have been redeployed from their primary orbital role but still have significant remaining station-kept life.
(16)	In February 2013, we revised the estimated end of service life for IS-8. The table reflects the revised expected life of the satellite.
(17)	Certain of our orbital roles are from time to time populated with inclined orbit satellites, depending upon the applications being serviced by that orbital location.
(18)	Leasat F5 provides services in the X-band and UHF-band frequencies for military applications.
(19)	These satellites are currently drifting to new orbital locations. Once they arrive, we will revise their estimated end of service life.
(20)	In February 2013, IS-706 completed its relocation to 157°E. The table reflects the revised expected life of the satellite.
(21)	IS-707 was decommissioned in January 2013.
(22)	IS-709 was decommissioned in February 2013.
(23)	In January 2013, IS-9 completed its relocation to 317°E. The table reflects the revised expected life of the satellite.

Satellite Systems

There are three primary types of commercial communications satellite systems: low-earth orbit systems, medium-earth orbit systems and geosynchronous systems. All of our satellites are geosynchronous satellites and are located approximately 22,300 miles, or 35,700 kilometers, above the equator.

These satellites can receive radio frequency communications from an origination point, relay those signals over great distances and distribute those signals to a single receiver or multiple receivers within the coverage areas of the satellites’ transmission beams. Geosynchronous satellites send these signals using various parts of the radio frequency spectrum. The spectrum available for use at each orbital location includes the following frequency bands in which most commercial satellite services are offered today:

•	C-band—low power, broad beams requiring use of relatively larger antennae, valued as spectrum least susceptible to transmission impairments such as rain;

•	Ku-band—high power, narrow to medium size beams facilitating use of smaller antennae favored by businesses, but somewhat less reliable due to weather-related impairments; and

•

Ka-band—very high power, very narrow beams facilitating use of very small transmit/receive antennae, but less reliable due to high weather-related transmission impairments. The Ka-band is utilized for various applications, including broadband services.

Substantially all of the station-kept satellites in our fleet are designed to provide capacity using the C- and/or Ku-bands of this spectrum.

A geosynchronous satellite is referred to as geostationary, or station-kept, when it is operated within an assigned orbital control, or station-keeping box, which is defined by a specific range of latitudes and longitudes. Geostationary satellites revolve around the earth with a speed that corresponds to that of the earth’s rotation and appear to remain above a fixed point on the earth’s surface at all times. Geosynchronous satellites that are not station-kept are in inclined orbit. The daily north south motion of a satellite in inclined orbit exceeds the specified range of latitudes of its assigned station-keeping box, and the satellite appears to oscillate slowly, moving above and below the equator every day. An operator will typically operate a satellite in inclined orbit toward the end of its service life because the operator is able to save significant amounts of fuel by not controlling the north-south position of the satellite and is thereby able to substantially extend the service life of the satellite. The types of services and customers that can access an inclined orbit satellite have traditionally been limited due to the movement of the satellite relative to a fixed ground antenna. However, recent technology innovations now allow the use of inclined orbit capacity for certain applications. As a result, we anticipate demand for inclined orbit capacity may increase over the next few years if these applications are successfully introduced. As of December 31, 2012, 11 of our satellites were operating in an inclined orbit, with most continuing to earn revenue beyond our original estimated life for each of these satellites.

In-Orbit Satellites

We believe that our strong operational performance is due primarily to our satellite procurement and operations philosophy. Our operations and engineering staff is involved from the design through the decommissioning of each satellite that we procure. Our staff works at the manufacturers’ and launchers’ sites to monitor progress, allowing us to maintain close technical collaboration with our contractors during the process of designing, manufacturing and launching a satellite. We continue our engineering involvement throughout the operating lifetime of each satellite. Extensive monitoring of earth station operations and around-the-clock satellite control and network operations support ensure our consistent operational quality, as well as timely corrections when problems occur. In addition, we have in place contingency plans for technical problems that may occur during the lifetime of a satellite.

These features also contribute to the resilience of our network, which enables us to ensure the continuity of service that is important for our customers and to retain revenue in the event that we need to move customers to alternative capacity. The design flexibility of some of our satellites enables us to meet customer demand and respond to changing market conditions.

As of December 31, 2012, our in-orbit fleet of satellites had approximately 1,200 and 900 36-MHz equivalent transponders available for transmitting in the C-band and the Ku-band, respectively. These totals measure transponders on station-kept satellites. The average system fill factor for our satellites, which represents the percentage of our total available transponder capacity that is in use or that is reserved at a given time (including guaranteed reservations for service), was 79%, 77%, 77% and 78% in the quarters ended March 31, June 30, September 30, and December 31, 2012, respectively. The primary factors resulting in the trends in average system fill factor over this period were primarily related to a net decline of in-use transponders related to the release of restoration capacity following the resolution of an anomaly, the non-renewal and terminations of certain services and a decision to relocate a satellite, which resulted in it being temporally out of service, partially offset by new and expanded customer services. Total available capacity decreased slightly over this period as a result of new satellite launches offset by satellites deorbited and satellites temporarily out of service due to relocation at the end of the period.

The design life of a satellite is the length of time that the satellite’s hardware is designed by the manufacturer to remain operational under normal operating conditions. In contrast, a satellite’s orbital maneuver life is the length of time the satellite has enough fuel to remain operational. A satellite’s service life is based upon fuel levels and other considerations, including power. Satellites launched in the recent past are generally expected to remain in service for the lesser of maneuver life or 16 years. Satellites typically have enough fuel to maintain between 16 and 18 years of station-kept operations. The average remaining service life of our satellites was approximately 9.2 years as of December 31, 2012, weighted on the basis of nominally available capacity for the station-kept satellites we own.

Planned Satellites

As of December 31, 2012, we had orders for the following four satellites. Generally, these satellites are being built over a period of three years.

Satellite	Manufacturer	Role	Earliest Expected Launch Date	Actual or Expected Launch Provider
IS-27	Boeing	Replacement satellite for IS-805 and Galaxy II located at 304.5°E	Launch failure February 2013(1)	Sea Launch
IS-30	SS/L	New satellite serving Latin America to be located at 95°W	Q3 2014	Arianespace
IS-31	SS/L	New satellite serving Latin America to be located at 95°W	Q3 2015	Undetermined
IS-29e	Boeing	Next generation satellite offering high-throughput, open-architecture platform	Q4 2015	Undetermined

(1)	On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A failure review board has been established to determine the cause. The satellite and launch vehicle were fully insured, and we have filed a total loss claim with our insurers.

In addition to these planned satellites, we are finalizing the designs of two satellites which we expect to order in 2013. IS-27R will feature a payload designed to accommodate the growth requirements of our media customers in Latin America. IS-33e will be part of our Intelsat EpicNG high-throughput, open-architecture platform and will serve Asia, Europe and Africa.

Future Satellites

We would expect to replace other existing satellites, as necessary, with satellites that meet customer needs and that have a compelling economic rationale. We periodically conduct evaluations to determine the current and projected strategic and economic value of our existing and any planned satellites and to guide us in redeploying satellite resources as appropriate.

Network Operations and Current Ground Facilities

We control and operate each of our satellites and manage the communications services for which each satellite is used from the time of its initial deployment through the end of its operational life, and we believe that our technical skill in performing these critical operations differentiates us from our competition. We provide most of these services from our satellite operations centers in Washington, D.C. and Long Beach, California and our customer service center in Ellenwood, Georgia. In the event of a natural disaster or other situation disabling one of the facilities, each satellite operations center has the functional ability to provide instantaneous restoration of services on behalf of the other, demonstrating the efficiency and effectiveness of our network. Utilizing state-of-the-art satellite command and control hardware and software, our satellite operations centers analyze telemetry from our satellites in order to monitor their status and track their location.

Our satellite operations centers use a network of ground facilities to perform their functions. This network includes 21 earth stations that provide TT&C services for our satellites and various other earth stations worldwide. Through our ground facilities, we constantly monitor signal quality, protect bandwidth from piracy or other interference and maintain customer installed equipment.

Our customer service center located in Ellenwood, Georgia includes a specialized video operations center, data operations center and rapid access center. This facility is responsible for managing the communications services that we provide to our customers and is the first point of contact for customers needing assistance in using our network. We also maintain a back-up operations facility and data center a relatively short distance from our Washington, D.C. facility in Hagerstown, Maryland. This facility provides back-up emergency operational services in the event that our Ellenwood, Georgia customer service center experiences an interruption.

We have invested heavily in our fully integrated IntelsatOneSM terrestrial network, which complements our satellite network. Our network includes teleport, leased fiber and network performance monitoring systems and enables us to provide end-to-end managed solutions to our customers. In addition to leased fiber connecting high-density routes, our ground network also features strategically located points of presence, which are drop-off points for our customers’ traffic that are close to major interconnection hubs for telecommunications applications, video transmissions and trunking to the Internet backbone. Our terrestrial network is an all IP network environment that results in improved ground support of high bandwidth applications such as HD video. The network architecture allows us to converge our media and network services terrestrial network infrastructures, resulting in reduced costs, and provides opportunities for generating additional revenue from existing and new customers by bundling combinations of media and network services products that can be offered through a single access circuit into our network.

Capacity Sparing and Backup and General Satellite Risk Management

As part of our satellite risk management, we continually evaluate, and design plans to mitigate, the areas of greatest risk within our fleet, especially for those satellites with known technical risks. We believe that the availability of spare transponder services capacity, together with the overlapping coverage areas of our satellites and flexible satellite design features described in “—Satellite Systems” above, are important aspects of our ability to provide reliable service to our customers. In addition, these factors could help us to mitigate the financial impact to our operations attributable to the occurrence of a major satellite anomaly, including the loss of a satellite. Although we do not maintain backup for all of our transponder services operating capacity, we generally maintain some form of backup capacity for each satellite designated as being in primary operating service. Our restoration backup capacity may include any one or more of the following:

•	designated reserve transponders on the satellite or other on-board backup systems or designed-in redundancies;

•	an in-orbit spare satellite; or

•	interim restoration capacity on other satellites.

In addition, we provide some capacity on a preemptible basis and could preempt the use of this capacity to provide backup capacity in the event of a loss of a satellite.

We typically obtain launch insurance for our satellites before launch and will decide whether or not to obtain such insurance taking into consideration launch insurance rates, terms of available coverage and alternative risk management strategies, including the availability of backup satellites and transponders in the event of a launch failure. Launch insurance coverage is typically in an amount equal to the fully capitalized cost of the satellite, which generally includes the construction costs, the portion of the insurance premium related to launch, the cost of the launch services and capitalized interest (but may exclude any unpaid incentive payments to the manufacturer).

As of December 31, 2012, four of the satellites in our fleet were covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels, generally decreases over time and is typically based on the declining book value of the satellite. We do not currently insure against lost revenue in the event of a total or partial loss of a satellite.

Satellite Health and Technology

Our satellite fleet is diversified by manufacturer and satellite type and is generally healthy, with 99.993% availability of station-kept satellite capacity during the year ended December 31, 2012. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet or provided capacity that we purchased from other satellite operators.

Significant Anomalies

On November 28, 2004, our Galaxy 27 satellite experienced a sudden anomaly in its north electrical distribution system which resulted in the loss of control of the satellite and the interruption of customer services on the satellite. Galaxy 27 is a FS 1300 series satellite manufactured by SS/L. Our engineers were able to regain command and control of Galaxy 27, and it was placed back in service, with reduced payload capacity, following operational testing. We have determined that the north electrical distribution system on Galaxy 27 and the communications capacity associated with it are not operational, and the satellite has lost redundancy in nearly all of its components. As a result, Galaxy 27 faces an increased risk of loss in the future. As of December 31, 2012, a substantial subset of Galaxy 27’s transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. Some of these transponders are currently being used by our customers.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and, as of December 31, 2012, we operated two other satellites in the LM 7000 series, IS-801 and IS-805. Of these two satellites, only IS-805 remains in a primary orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804-specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On September 21, 2006, our IS-802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite. A substantial subset of transponders on IS-802 were subsequently reactivated and operated normally until the end of its service life in

September 2010, when it was decommissioned. The anomaly review board that we established with Lockheed Martin Corporation to investigate the cause of the anomaly concluded that the IS-802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom. The anomaly review board found that this anomaly was significantly different from previous LM 7000 series spacecraft failures and was the first failure of this type on a solar array of the LM 7000 series. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On June 29, 2008, our Galaxy 26 satellite experienced a sudden and unexpected electrical distribution anomaly causing the loss of a substantial portion of the satellite power generating capability and resulting in the interruption of some of the customer services on the satellite. Galaxy 26 is also a FS 1300 series satellite. Certain transponders continue to operate normally. However, the anomaly resulted in a reduction to the estimated remaining useful life of the satellite.

With respect to both the Galaxy 27 and Galaxy 26 anomalies, the failure review boards that we established with SS/L identified the likely root cause of the anomalies as a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. The design flaw also exists on IS-8. This satellite has been in service since November 1998 and has not experienced an electrical system anomaly. Along with the manufacturer, we continually monitor this problem. Traffic on IS-8 was transferred to IS-19, which entered into service in August 2012.

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. On December 23, 2010, we recovered command of the spacecraft and we began diagnostic testing and uploading of software updates that protect against future anomalies of this type. Galaxy 15 was drifted to an interim orbital location where we concluded our in-orbit testing to confirm the functionality of every aspect of the spacecraft, a critical phase that our satellite engineering and operations team was managing. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

On April 22, 2011, our IS-28 satellite, formerly known as the Intelsat New Dawn satellite was launched into orbit. Subsequent to the launch, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. The anomaly had not been experienced previously on other STAR satellites manufactured by Orbital Sciences Corporation, including those in the Intelsat fleet. The Ku-band antenna reflector deployed and that portion of the satellite is operating as planned, entering service in June 2011. A failure review board was established to determine the cause of the anomaly. The failure review board completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism, and prevented the deployment of the C-band antenna. The New Dawn failure review board also recommended corrective actions for Orbital Sciences Corporation satellites not yet launched to prevent reoccurrence of the anomaly. Appropriate corrective actions were implemented on IS-18, which was successfully launched on October 5, 2011, and on IS-23, which was launched in October 2012 and entered into service in November 2012.

On June 1, 2012, our IS-19 satellite was launched into orbit. During launch operations, our IS-19 satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The IOB formed by SS/L and Sea Launch to investigate the solar array deployment anomaly has successfully reached a unanimous conclusion. The IOB concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. We have filed a partial loss claim with our insurers relating to the solar array anomaly. We expect to receive approximately $82 million of insurance proceeds related to the partial loss claim. Substantially all of the insurance proceeds were received in the first quarter of 2013. As planned, IS-19 followed IS-8 at 166° E, in August 2012.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A failure review board has been established to determine the cause. The satellite and launch vehicle were fully insured, and we have filed a total loss claim for approximately $406 million with our insurers.

Other Anomalies

We have also identified three other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the SCP in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites; and

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites.

SCP Failures. Many of our satellites use an on-board SCP to provide automatic on-board control of many operational functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure of the primary SCP. Certain BSS 601 satellites have experienced SCP failures. The risk of SCP failure appears to decline as these satellites age.

On February 1, 2010 our IS-4 satellite experienced an anomaly of its backup SCP which caused this satellite to be deemed unrecoverable. Launched in 1995, IS-4 was expected to reach its end of service life later in 2010. IS-4 had previously experienced the failure of its primary SCP and was operating on its backup SCP.

As of December 31, 2012, we operated one BSS 601 satellite, IS-26. This satellite has been identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

BSS 601 HP XIPS. The BSS 601 HP satellite uses XIPS as its primary propulsion system. There are two separate XIPS on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely independent chemical propulsion system as a backup to the XIPS. As a result, the failure of a XIPS on a BSS 601 HP typically would have no effect on the satellite’s performance or its operating life. However, the failure of both XIPS would require the use of the backup chemical propulsion system, which could result in a shorter operating life for the satellite depending on the amount of chemical fuel remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

As of December 31, 2012, we operated four BSS 601 HP satellites, IS-5, IS-9, IS-10 and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 continues to have both XIPS available as its primary propulsion system. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacement by IS-21 and

IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

BSS 702 Solar Arrays. All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

As of December 31, 2012, we operated three BSS 702 satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the second quarter of 2019 and IS-1R’s estimated end of service life is in the third quarter of 2017. Galaxy 11 is currently operating in a primary orbital role, and IS-1R was redeployed following its replacement by IS-14. The third BSS 702 satellite that we operated as of December 31, 2012, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

Competition

We compete in the communications market for the provision of video, data and voice connectivity worldwide. Communications services are provided using various communications technologies, including satellite networks, which provide services as a substitute for, or as a complement to, the capabilities of terrestrial networks. We also face competition from suppliers of terrestrial communications capacity.

We operate at a global scale. Our competition includes providers of fixed satellite services of varying size. We compete with other satellite operators for both point-to-multipoint and point-to-point services.

We also compete with providers of terrestrial fiber optic cable capacity on certain routes and networks, principally for point-to-point services. As a result, we have been experiencing, and expect to continue to experience, a decline in certain of our revenues due to the build-out of fiber optic cable capacity. However, we believe that satellites have advantages over fiber optic cables in certain regions and for certain applications. The primary use of fiber optic cable is carrying high-volume communications traffic from point to point, and fiber capacity is available at substantially lower prices than satellite capacity once operational. Consequently, the growth in fiber optic cable capacity has led voice, data and video contribution customers that require service between major city hubs to migrate from satellite to fiber optic cable. However, satellite capacity remains competitive for signals that need to be transmitted beyond the main termination points of fiber optic cable, for point-to-multipoint transmissions, such as for video broadcast, and for signals seeking to bypass congested terrestrial networks. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective, reliable or is physically not feasible. We believe that in those applications and regions where we do compete with fiber optic cable companies, the basis for competition is primarily price. See “—Our Sector” for a description of the FSS sector generally and the advantages of satellite communications.

We also face competition from resellers of satellite and fiber capacity. Resellers purchase FSS or fiber capacity from current or future providers and then resell the capacity to their customers.

Regulation

As an operator of a privately owned global satellite system, we are subject to U.S. government regulation, regulation by foreign national telecommunications authorities and the International Telecommunication Union frequency coordination process and regulations.

U.S. Government Regulation

FCC Regulation. Almost all of the satellites in our current constellation are licensed and regulated by the FCC. We have final or temporary FCC authorization for all of our U.S.-licensed operating satellites. The special temporary authorizations (“STAs”) in effect relating to our satellites cover various time periods, and thus the number held at any given time varies. In some cases, we have sought STAs because we needed temporary operational authority while we are awaiting grant of identical permanent authority. In others, we sought STAs because the activity was temporary in nature, and thus no permanent authority was needed. Historically we have been able to obtain the STAs that we have needed on a timely basis. FCC satellite licenses have a fifteen-year term. At the end of a license term, we can request an extension to continue operating a satellite. In addition, our FCC satellite licenses that relate to use of those orbital locations and associated frequencies that were transferred to the United States at the time of our privatization in July 2001 are conditioned on our remaining a signatory to the Public Services Agreement with the International Telecommunications Satellite Organization described below under “—Our History—The Privatization.” Furthermore, any transfer of these licenses by us to a third party or a successor-in-interest is only permitted if such third party or successor-in-interest has undertaken to perform our obligations under the Public Services Agreement. Some of our authorizations contain waivers of technical regulations. Many of our technical waivers were required when our satellites were initially licensed by the United States at privatization in 2001 because, as satellites previously operated by an intergovernmental entity, they had not been built in compliance with certain U.S. regulations. Since privatization, several replacement satellites for satellites licensed at privatization also have needed technical waivers as they are technically similar to the satellites they are replacing.

Changes to our satellite system generally require prior FCC approval. From time to time, we have pending applications for permanent or temporary changes in orbital locations, frequencies and technical design. From time to time, we also file applications for replacement or additional satellites. Replacement satellite applications are eligible for streamlined processing if they seek authority for the same orbital location, frequency bands and coverage area as an existing satellite and will be brought into use at approximately the same time, but no later than, the existing satellite is retired. The FCC processes satellite applications for new orbital locations or frequencies on a first come, first served basis and requires licensees to post a $3.0 million bond and to comply with a schedule of progress “milestones,” establishing deadlines to: sign a satellite construction contract; complete critical design review; begin spacecraft construction; and launch and operate the satellite. Upon an FCC determination that each milestone has been completed, the amount of the bond is reduced by $750,000. A satellite licensee not satisfying a milestone will lose its license and must forfeit the remaining amount on its bond absent circumstances warranting a milestone extension under the FCC’s rules and policies.

We hold other FCC licenses, including earth station licenses associated with technical facilities located in several states and in Washington, D.C. We must pay FCC filing fees in connection with our space station and earth station applications, and we must also pay annual regulatory fees to the FCC. Violations of the FCC’s rules can result in various sanctions including fines, loss of authorizations or the denial of applications for new authorizations or the renewal of existing authorizations.

We are not regulated as a common carrier for most of our activities. Therefore we generally are not subject to rate regulation or the obligation not to discriminate among customers and we operate most of our activities with minimal governmental scrutiny of our business decisions. One of our subsidiaries is regulated as a common carrier. Common carriers are subject to FCC requirements, which include traffic and revenue reports, international circuit status reports, international interconnected private line reports, notification and approval for foreign carrier affiliations, filing of contracts with international carriers, annual financial reports, equal employment opportunity reports, assistance for law enforcement and maintenance of customer billing records for

18 months. We currently qualify for exemptions from several of these reporting requirements. In addition, other common carrier requirements (e.g., certain foreign ownership restrictions) do not apply to us because our common carrier affiliate does not hold any FCC spectrum licenses.

U.S. Export Control Requirements and Sanctions Regulation. Intelsat must comply with U.S. export control laws and regulations as follows:

The Arms Export Control Act, implemented by the International Traffic in Arms Regulations (“ITAR”) and administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”), regulates the export of satellites, certain associated hardware, defense services, and technical information relating to satellites to non-U.S. persons (including satellite manufacturers, component suppliers, launch services providers, insurers, customers, Intelsat employees, and other non-U.S. persons). Certain of Intelsat’s contracts for consulting, manufacture, launch, operation, and insurance of Intelsat’s and third party satellites involve the export to non-U.S. persons of technical data and/or hardware regulated by the ITAR. We believe that we have obtained all of the ITAR authorizations currently needed in order to fulfill our obligations under contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

The Export Administration Act/International Emergency Economic Powers Act, implemented by the Export Administration Regulations (“EAR”) and administered by the U.S. Department of Commerce’s Bureau of Industry and Security, regulates exports of non-ITAR controlled equipment. Intelsat exports such equipment to earth stations in our ground network located outside of the United States and to customers as needed. It is our practice to obtain all licenses necessary, or correctly document the license exception authorized, for the furnishing of original or spare equipment for the operation of our TT&C ground stations, other network stations, and customer locations in a timely manner in order to facilitate the shipment of this equipment when needed.

Congress and the President have acted to authorize the transfer of commercial communication satellites from the ITAR to the EAR, but at this time the new regulations are not yet finalized. Intelsat will continue to operate under the current ITAR and EAR rules until the new regulations are published.

Trade sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) regulate the provision of services to certain countries subject to U.S. trade sanctions. As required, Intelsat holds the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries.

U.S. Department of Defense Security Clearances. To participate in classified U.S. government programs, we entered into a proxy agreement with the U.S. government that allows one of our subsidiaries to obtain security clearance from the U.S. Department of Defense as required under the national security laws and regulations of the United States. Such a proxy agreement is required to insulate the subsidiary performing this work from inappropriate foreign influence and control by Intelsat Global Holdings S.A., a Luxembourg company with significant non-U.S. investment and employees. Security clearances are subject to ongoing scrutiny by the issuing agency, as well as renewal every five years. Intelsat must maintain the security clearances obtained from the U.S. Department of Defense, or else be unable to perform our obligations under any classified U.S. government contracts to which our subsidiary is a party. Under those circumstances, the U.S. government would have the right to terminate our contracts requiring access to classified information, and we would not be able to enter into new classified contracts. Compliance with the proxy agreement is regularly monitored by the U.S. Department of Defense and reviewed at least annually, and if we materially violate the terms of the proxy agreement, the subsidiary holding the security clearances may be suspended or debarred from performing any government contracts, whether classified or unclassified. Our current proxy agreement expires in 2019 and is subject to extension with the agreement of the U.S. Department of Defense.

Regulation by Non-U.S. National Telecommunications Authorities

U.K. Regulation. The United Kingdom is the licensing jurisdiction for the IS-603 satellite, as well as the BSS portion of the Ku-band on the IS-805 satellite. Satellite operators in the United Kingdom are regulated by the U.K.’s Office of Communications.

Papua New Guinea Regulation. The Papua New Guinea Telecommunication Authority (“PANGTEL”) is the licensing jurisdiction for our use of the C-band payload on the Galaxy 23 satellite. We are required to pay fees to PANGTEL in connection with our use of this orbital location. In 2003, the FCC added this C-band payload to its “Permitted Space Station List,” enabling use of the payload to provide non-DTH services in the United States.

Germany Regulation. We hold licenses for several earth stations in Germany, as well as authorizations to operate the IS-12, IS-601, Galaxy 27 and IS-24 satellites.

South Africa Regulation. We hold a license for an earth station in South Africa.

Japan Regulation. We and JSAT are the sole members of Horizons Holdings, and in 2002 the Japanese telecommunications ministry authorized Horizons Holdings to operate the Ku-band payload on the Galaxy 13/Horizons-1 satellite. In 2003, the FCC added this Ku-band payload to its “Permitted Space Station List,” enabling Horizons Holdings to use the payload to provide non-DTH services in the United States, and in May 2004, the FCC expanded this authority to include one-way DTH services. We are the exclusive owner of the C-band payload on Galaxy 13/Horizons-1, which the FCC has licensed us to operate.

Other National Telecommunications Authorities. As a provider of satellite capacity, we are also subject to the national communications and broadcasting laws and regulations of many other countries in which we operate. In addition, in some cases our ability to operate a satellite in a non-U.S. jurisdiction also arises from a contractual arrangement with a third party. Some countries require us to obtain a license or other form of written authorization from the regulator prior to offering service. We have obtained these licenses or written authorizations in all countries that have required us to obtain them. As satellites are launched or relocated, we determine whether such licenses or written authorizations are required and, if so, we obtain them. Most countries allow authorized telecommunications providers to own their own transmission facilities and to purchase satellite capacity without restriction, facilitating customer access to our services. Other countries maintain strict monopoly regimes or otherwise regulate the provision of our services. In order to provide services in these countries, we may need to negotiate an operating agreement with a monopoly entity that covers the types of services to be offered by each party, the contractual terms for service and each party’s rates. As we have developed our ground network and expanded our service offerings, we have been required to obtain additional licenses and authorizations. To date, we believe that we have identified and complied with all of the regulatory requirements applicable to us in connection with our ground network and expanded services.

The International Telecommunication Union Frequency Coordination Process and Associated Regulations

Our use of orbital locations is subject to the frequency coordination and recording process of the International Telecommunication Union. In order to protect satellite networks from harmful radio frequency interference from other satellite networks, the International Telecommunication Union maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. Each International Telecommunication Union notifying administration is required by treaty to give notice of, coordinate and record its proposed use of radio frequency assignments and associated orbital locations with the International Telecommunication Union’s Radiocommunication Bureau.

When a frequency assignment is recorded in the Master International Frequency Register, the International Telecommunication Union publishes this information so that all potential users of frequencies and orbital locations are aware of the need to protect the recorded assignments associated with a given orbital location from subsequent or nonconforming interfering uses by Member States of the International Telecommunication Union. The International Telecommunication Union’s Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations’ arbitration procedure is voluntary and neither the International Telecommunication Union specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as International Telecommunication Union members. Therefore, we must rely on governments to represent our interests before the International Telecommunication Union, including obtaining new rights to use orbital locations and resolving disputes relating to the International Telecommunication Union’s regulations.

Employees

As of December 31, 2012, we had 1,094 full-time regular employees. These employees consisted of:

•	490 employees in engineering, operations and related information systems;

•	297 employees in finance, legal, corporate information systems and other administrative functions;

•	208 employees in sales, marketing and strategy; and

•	99 employees in support of government sales and marketing.

We believe that our relations with our employees are good. None of our employees is represented by a union or covered by a collective bargaining agreement.

Properties

Through October 4, 2012, we owned the Washington, D.C. building where our administrative headquarters and primary satellite operations center are located (the “U.S. Administrative Headquarters Property”). The land that underlies this building was leased from the U.S. government pursuant to a lease that was to expire in 2081. The building has approximately 917,000 gross square feet, of which approximately 546,500 rentable square feet is used for office space and satellite operations facilities. See “—Our Network—Network Operations and Current Ground Facilities” for descriptions of these facilities. The building also houses the majority of our sales and marketing support staff and other administrative personnel. On October 5, 2012, we completed the sale of our U.S. Administrative Headquarters Property, and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property, to the purchaser for a price of $85.0 million in cash. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. On November 30, 2012, we entered into an agreement to lease approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a building to be constructed. The lease is for a term of 15 years, beginning in mid-2014.

We own the facility in Ellenwood, Georgia in which our primary customer service center is located, together with our Atlanta Teleport. The facility has approximately 129,000 square feet of office space and operations facilities, which are based in two buildings and multiple antenna shelters and 65 antennas on the property. See “—Our Network—Network Operations and Current Ground Facilities” for a description of this facility.

We also lease approximately 33,000 square feet in Bethesda, Maryland where the employees of our Intelsat General subsidiary are located. The lease expires on January 31, 2017.

Our backup satellite operations center is located at a facility that we own in Long Beach, California, which includes approximately 68,875 square feet for administrative and operational facilities. We have entered into two lease agreements for 21,549 square feet with two third party tenants.

We use a worldwide ground network to operate our satellite fleet and to manage the communications services that we provide to our customers. This network is comprised of 52 owned and leased earth station and teleport facilities around the world, including 21 earth stations that perform TT&C services.

The seven TT&C earth stations in our ground network that we own are located in Hagerstown, Maryland, Ellenwood, Georgia, Fillmore, Napa and Riverside, California, Paumalu, Hawaii and Fuchsstadt, Germany. We also lease facilities in Castle Rock, Colorado, where we maintain assets, including antennas, communications equipment, and some infrastructure equipment. We lease facilities at 44 other locations for satellite and commercial operations worldwide. We also contract with the owners of some of these facilities for the provision of additional services. The locations of other earth stations in our ground network include Argentina, Australia, Bahrain, Canada, Hong Kong, India, Israel, Italy, Kazakhstan, Kenya, Mongolia, the Netherlands, New Zealand, Nigeria, South Korea, South Africa, French Polynesia, Taiwan, Uruguay and the United Arab Emirates. Our network also consists of the leased communications links that connect the earth stations to our satellite operations center located at our Washington, D.C. location and to our back-up operations facility.

We have established points of presence connected by leased fiber at key traffic exchange points around the world, including Atlanta, Los Angeles, New York, McLean, Virginia, Hong Kong, and London. We lease our facilities at these traffic exchange points. We have also established video points of presence connected by leased fiber at key video exchange points around the world, including Los Angeles, Denver, New York, Washington, D.C. and London. We lease our facilities at these video exchange points. We use our teleports and points of presence in combination with our satellite network to provide our customers with managed data and video services.

We lease office space in Luxembourg and London, England. Our Luxembourg office serves as the headquarters for us and our Luxembourg entities. Our London office houses the employees of Intelsat Global Sales & Marketing Ltd., our sales and marketing subsidiary, and administrative support and functions as our global sales headquarters.

We also lease office space in Florida, Australia, Brazil, China, France, Germany, India, Japan, Mexico, Singapore, South Africa and the United Arab Emirates for our local sales and marketing and administrative support offices.

The leases relating to our TT&C earth stations, teleports, points of presence and office space expire at various times. We do not believe that any such properties are individually material to our business or operations, and we expect that we could find suitable properties to replace such locations if the leases were not renewed at the end of their respective terms.

Environmental Matters

Our operations are subject to various laws and regulations relating to the protection of the environment, including those governing the management, storage and disposal of hazardous materials and the cleanup of contamination. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. For instance, some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up power generators. We believe, however, that our operations are in substantial compliance with environmental laws and regulations.

Our History

Intelsat, Ltd. was the successor entity to the International Telecommunications Satellite Organization (the “IGO”). The IGO was a public intergovernmental organization created on an interim basis by its initial member states in 1964 and formally established in February 1973 upon entry into force of an intergovernmental agreement. The member states that were party to the treaty governing the IGO designated certain entities, known as the Signatories, to market and use the IGO’s communications system within their territories and to hold investment share in the IGO. Signatories were either private telecommunications entities or governmental agencies of the applicable party’s country or territory. Some Signatories authorized certain other entities located within their territories that used the IGO’s satellite system, known as the Investing Entities, to invest in the IGO as well. Both Signatories and Investing Entities made capital contributions to the IGO and received capital repayments from the IGO in proportion to their investment share in the IGO. Signatories and Investing Entities were also the IGO’s principal customers. Each Signatory’s and Investing Entity’s investment share in the IGO was based on its level of use of the IGO’s satellite system as compared to the use by other Signatories and Investing Entities.

As a public intergovernmental organization, the IGO was exempt from various taxes and enjoyed privileges, exemptions and immunities in many of its member states. However, due to its status as an intergovernmental organization, the IGO’s business was subject to certain operating restrictions. For example, the IGO could not own or operate its own earth stations or provide retail services directly to end users in certain countries. It also could not set market-based pricing for its services or engage in business relationships with non-Signatories without first obtaining Signatory approval.

The Privatization

Our management began contemplating privatization in the mid-1990s in order to be able to operate our business free of the restrictions described above and to better position us to be responsive to a number of commercial, competitive and regulatory forces. In November 2000, the IGO’s Assembly of Parties unanimously approved our management’s specific plan for our privatization and set the date of privatization for July 18, 2001. On July 18, 2001, substantially all of the assets and liabilities of the IGO were transferred to us.

The privatization required the amendment of the two formal agreements establishing the IGO. These two agreements were the Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the INTELSAT Agreement, and the Operating Agreement Relating to the International Telecommunications Satellite Organization “INTELSAT,” known as the Operating Agreement, which both entered into force in February 1973. Because the process to formally ratify the amendments to the INTELSAT Agreement was expected to be lengthy, the IGO’s Assembly of Parties decided to provisionally apply, or rapidly implement, the amendments on a consensus basis with effect from July 18, 2001, pending their formal ratification. Formal entry into force of the amendments to the INTELSAT Agreement occurred on November 30, 2004.

Upon our privatization, each Signatory and Investing Entity that executed and delivered the required privatization agreements, including a shareholders agreement, received shares in Intelsat, Ltd. in proportion to its investment share in the IGO. The IGO, referred to post-privatization as the International Telecommunications Satellite Organization (“ITSO”), was established and was to exist as an intergovernmental organization for a period of at least 12 years after July 18, 2001, and then could be terminated by a decision of a governing body of ITSO called the Assembly of Parties. The Assembly of Parties voted in 2012 to continue ITSO until at least 2021. Pursuant to a Public Services Agreement among ITSO and Intelsat, Ltd. and certain of our subsidiaries, we have an obligation to provide our services in a manner consistent with the core principles of global coverage and connectivity, lifeline connectivity and non-discriminatory access, and ITSO monitors our implementation of this obligation.

The 2005 Acquisition Transactions

On January 28, 2005, Intelsat, Ltd. was acquired by Intelsat Holdings for total cash consideration of approximately $3.2 billion, with pre-acquisition debt of approximately $1.9 billion remaining outstanding. Intelsat Holdings was initially formed as a Bermuda company.

The PanAmSat Acquisition Transactions

On August 28, 2005, Intelsat Bermuda, PanAmSat and Proton Acquisition Corporation, a wholly-owned subsidiary of Intelsat Bermuda, signed a definitive merger agreement pursuant to which Intelsat Bermuda acquired all of the outstanding equity interests in PanAmSat for $25.00 per common share in cash, or approximately $3.2 billion in the aggregate (plus approximately $0.00927 per share as the pro rata share of undeclared regular quarterly dividends).

The Sponsors Acquisition Transactions

On February 4, 2008, Serafina Acquisition Limited (“Serafina”) completed the Sponsors Acquisition for total cash consideration of approximately $5.0 billion, pursuant to a share purchase agreement among Serafina, Intelsat Holdings, certain shareholders of Intelsat Holdings and Serafina Holdings (which refers to Intelsat Global) (the “BC Share Purchase Agreement”). Serafina Holdings is an entity formed by funds controlled by BC Partners Holdings Limited (the “BCEC Funds”) and certain other investors. Subsequent to the execution of the BC Share Purchase Agreement, investment funds advised by Silver Lake (the “Silver Lake Funds”) and other equity investors joined the BCEC Funds as the equity sponsors of Serafina Holdings. As a result of completion of the Sponsors Acquisition and related financing transactions, we and our subsidiaries assumed aggregate net incremental debt of approximately $3.7 billion.

The Luxembourg Migration

On December 15, 2009, Intelsat, Ltd. and certain of its parent holding companies and subsidiaries migrated their jurisdiction of organization from Bermuda to Luxembourg (the “Migration”). As a result of the Migration, our headquarters are located in Luxembourg. Each company that migrated has continued its corporate and legal personality in Luxembourg. Subsequent to the Migration, Intelsat Global, Ltd. became known as Intelsat Global S.A., Intelsat Global Subsidiary, Ltd. became known as Intelsat Global Subsidiary S.A., Intelsat Holdings, Ltd. became known as Intelsat Holdings S.A., Intelsat, Ltd. became known as Intelsat S.A. (and was renamed Intelsat Investments S.A.), Intelsat (Bermuda), Ltd. became known as Intelsat (Luxembourg) S.A. and Intelsat Jackson Holdings, Ltd. became known as Intelsat Jackson Holdings S.A.

Legal Proceedings

We are subject to litigation in the ordinary course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

Information regarding our executive officers and directors following the consummation of the offerings is set forth below.

Name	Age	Position
David McGlade	52	Director, Chairman and Chief Executive Officer
Stephen Spengler	53	President and Chief Commercial Officer
Michael McDonnell	49	Executive Vice President and Chief Financial Officer
Michelle Bryan	56	Executive Vice President, General Counsel and Chief Administrative Officer and Secretary
Thierry Guillemin	53	Executive Vice President and Chief Technical Officer, Intelsat Corporation
Linda Bartlett	54	Senior Vice President and Controller, Intelsat Corporation
Justin Bateman	39	Director
Egon Durban	39	Director
Edward Kangas	68	Director
Simon Patterson	39	Director
Phillip Spector	62	Director
Raymond Svider	50	Director
Denis Villafranca	40	Director

The following is a brief biography of each of our executive officers and directors:

Mr. McGlade became the Chief Executive Officer and Chairman of the board of directors of Intelsat Global Holdings S.A. in April 2013 and served as Chief Executive Officer and Deputy Chairman of the board of directors of Intelsat Global Holdings S.A. from July 2011 to April 2013. Mr. McGlade has been the Chief Executive Officer of Intelsat S.A. since April 2005 and became Deputy Chairman of the board of directors in August 2008. Prior to that, Mr. McGlade was the Chief Executive Officer of O2 UK, the largest subsidiary of O2 plc and a leading U.K. cellular telephone company, a position he took in October 2000. He was also an Executive Director of O2 plc. During his tenure at O2 UK and O2, Mr. McGlade was a director of the GSM Association, a trade association for GSM mobile operators, and served as Chairman of its Finance Committee from February 2004 to February 2005. He was also a director of Tesco Mobile from September 2003 to March 2005 and a director of The Link, a distributor of mobile phones and other high technology consumer merchandise, from December 2000 to May 2004. Mr. McGlade is currently a director of Skyworks Solutions, Inc. Mr. McGlade holds a Bachelor of Arts degree from Rutgers University. We believe Mr. McGlade’s extensive experience in the telecommunications and media industries is of benefit to our board. Mr. McGlade’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Spengler became the President and Chief Commercial Officer of Intelsat Corporation in March 2013. Prior to that, Mr. Spengler served as Executive Vice President Sales, Marketing and Strategy of Intelsat Corporation since February 2008. From July 2006 to February 2008, he served as Intelsat Corporation’s Senior Vice President, Europe, Middle East, Africa & Asia Pacific Sales. From February 2006 to July 2006, Mr. Spengler served as Acting Senior Vice President Sales & Marketing of Intelsat Global Service Corporation, leading Intelsat S.A.’s global marketing and sales organizations immediately prior to the acquisition of PanAmSat. From July 2003 to February 2006, he served as Vice President, Sales, Network Services & Telecom of Intelsat Global Service Corporation. Before joining Intelsat, Mr. Spengler held various positions in the telecommunications industry, including Senior Vice President of Global Sales, Broadband Access Networks, at Cirronet, Inc., Vice President for Sales and Marketing at ViaSat Satellite Networks, Regional Sales Director for Satellite Networks in Europe, Middle East and Africa for Scientific-Atlanta Europe based in London, and sales and marketing positions at GTE Spacenet and GTE Corporation. Mr. Spengler received his Bachelor of Arts degree from Dickinson College in Carlisle, Pennsylvania, and his Master’s in Business Administration from Boston University in Massachusetts. Mr. Spengler’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Mr. McDonnell became the Executive Vice President and Chief Financial Officer of Intelsat Global Holdings S.A. in July 2011. Mr. McDonnell became the Executive Vice President and Chief Financial Officer of Intelsat S.A. in November 2008. He was previously Executive Vice President, Chief Financial Officer and Treasurer of MCG Capital Corporation, a publicly-held commercial finance company, from September 2004 and its Chief Operating Officer from August 2006 through October 2008. From August 2000 to August 2004, Mr. McDonnell was employed by direct-to-home satellite television operator, EchoStar Communications Corporation (f/k/a DISH Network Corporation), where he served as Executive Vice President and Chief Financial Officer from July 2004 to August 2004 and as Senior Vice President and Chief Financial Officer from August 2000 to July 2004. Prior to joining EchoStar, from 1986 to 2000 Mr. McDonnell was employed by PricewaterhouseCoopers LLP, where he was a partner from 1996. He also served on the board of directors of Catalyst Health Solutions, Inc., a pharmacy benefit management company, from 2005 to 2012. Mr. McDonnell has a Bachelor of Science degree in accounting from Georgetown University. Mr. McDonnell’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Ms. Bryan became the Executive Vice President, General Counsel and Chief Administrative Officer and Secretary of Intelsat Global Holdings S.A. and Intelsat S.A. in March 2013. Prior to that Ms. Bryan served as Senior Vice President, Human Resources and Corporate Services since January of 2007. Prior to joining Intelsat, Ms. Bryan served as interim General Counsel and Corporate Secretary for Laidlaw International, and prior to that held a number of executive positions with US Airways Group, Inc. including Executive Vice President, Corporate Affairs and General Counsel and Corporate Secretary as well as Senior Vice President Human Resources. Ms. Bryan earned a Bachelor of Arts degree from the University of Rochester and a Juris Doctor from Georgetown University. Ms. Bryan’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Guillemin became the Executive Vice President and Chief Technical Officer of Intelsat Corporation in March 2013. Prior to that Mr. Guillemin served as Senior Vice President and Chief Technical Officer of Intelsat Corporation since February 2008, with responsibility for customer operations, space systems management and planning, and satellite operations. From July 2006 to February 2008, he served as Intelsat Corporation’s Vice President of Satellite Operations & Engineering, in which role he was responsible for the service availability of Intelsat’s entire in-orbit fleet of satellites (combined with PanAmSat’s). From July 2005 to July 2006, Mr. Guillemin served as Vice President of Satellite Engineering & Program Management of Intelsat Global Service Corporation, and from January 2003 to July 2005, he served as Senior Director of Satellite Operations. He has over 30 years’ experience in the satellite industry, in disciplines including spacecraft development, launch and operations. Mr. Guillemin earned a Master’s Degree in Space Engineering from the École Nationale Superieure de l’Aeronautique et de l’Espace in Toulouse, France. Mr. Guillemin’s business address is 3400 International Drive, N.W., Washington, D.C. 20008, United States.

Ms. Bartlett became the Senior Vice President and Controller of Intelsat Corporation on January 3, 2011. Prior to joining Intelsat, Ms. Bartlett served as Executive Vice President, Global Finance/Chief Financial Officer of the International Lodging Division of Marriott International, Inc. from 2004. She was employed by Marriott in various finance, accounting and business development roles from 1989 to 1993 and 1994 to 2010, and was first appointed as Executive Vice President in 2002. Ms. Bartlett holds a Bachelor’s degree in Accounting and a Master’s degree in Finance from Loyola University Maryland. Ms. Bartlett’s business address is 3400 International Drive N.W., Washington, D.C. 20008, United States.

Mr. Bateman became a director of Intelsat Global Holdings S.A. in July 2011. Mr. Bateman became a director of Intelsat S.A. in August 2008. Mr. Bateman is a Senior Partner of BC Partners based in its New York office, the investment arm of which he co-established in early 2008. He initially joined BC Partners’ London office in 2000 from PricewaterhouseCoopers, where he spent three years in Transaction Services working on due diligence projects for both financial investors and corporate clients. In 2002/2003 he left BC Partners to complete his MBA at INSEAD before rejoining its London office. Mr. Bateman serves on the board of Office Depot Inc., MultiPlan, Inc. and Cequel Corporation. He has a degree in economics from the University of Cambridge in the UK. We believe Mr. Bateman’s accounting and financial education and experience are of benefit to our board. Mr. Bateman’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Durban became a director of Intelsat Global Holdings S.A. in July 2011. Mr. Durban became a director of Intelsat S.A. in February 2008. Mr. Durban is a Managing Partner and Managing Director of Silver Lake. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park and New York offices and set-up and oversaw the firm’s London office from 2005 to 2010. Mr. Durban serves on the board of directors of NXP Semiconductors N.V., MultiPlan, Inc. and on the Executive Committee of William Morris Endeavor Entertainment, LLC. Previously, he served on the board of Skype Global S.à r.l. and was the Chairman of its Operating Committee. Earlier, Mr. Durban worked in Morgan Stanley’s Corporate Finance Technology and Equity Capital Markets Group. Mr. Durban graduated from Georgetown University with a B.S. in Finance. We believe Mr. Durban’s experience overseeing Silver Lake portfolio companies is of benefit to our board. Mr. Durban’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Kangas became a director of Intelsat Global Holdings S.A. and Intelsat S.A. in July 2012. Mr. Kangas has served as Non-Executive Chairman of Tenet Healthcare Corporation since 2003. Mr. Kangas also serves on the board of directors of Hovnanian Enterprises, Inc., Intuit Inc. and United Technologies Corporation, and he formerly served as a director of Allscripts Healthcare Solutions, Inc., Eclipsys Corp. and Electronic Data Systems Corp. Mr. Kangas previously served as Chairman and Chief Executive Officer of Deloitte, Touche, Tohmatsu from 1989 to 2000. He also served as the managing partner of Deloitte & Touche (USA) from 1989 to 1994. Mr. Kangas holds a bachelor’s degree in business and an MBA from the University of Kansas and is a Certified Public Accountant. We believe Mr. Kangas’ qualifications for serving on our board of directors include his experience serving on public company boards and his extensive financial and accounting expertise. Mr. Kangas also qualifies as an audit committee financial expert. Mr. Kangas’ business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Patterson became a director of Intelsat Global Holdings S.A. in March 2013. Mr. Patterson previously was a director of Intelsat Global Holdings S.A. from January 2012 to May 2012 and has been a director of Intelsat S.A. since January 2012. Mr. Patterson is a Managing Director of Silver Lake having joined in 2005. Mr. Patterson previously worked at G-FX, the Financial Times Group and McKinsey & Company. Mr. Patterson also serves on the board of directors of Gerson Lehrman Group, Inc. and MultiPlan, Inc. Previously, he served on the board of Skype Global S.à r.l. Mr. Patterson holds an M.A. from King’s College, Cambridge University and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Patterson’s experience overseeing Silver Lake portfolio companies is of benefit to our board. Mr. Patterson’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Spector became a director of Intelsat Global Holdings S.A. and Intelsat S.A. in April 2013. Prior to becoming a director, Mr. Spector held the position of Executive Vice President, Business Development, General Counsel and Assistant Secretary of Intelsat Global Holdings S.A. since July 2011. Mr. Spector became the Executive Vice President and General Counsel of Intelsat S.A. in February 2005 and the Head of Business Development in April 2007. He was previously the managing partner of the Washington, D.C. office of the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, and chair of the firm’s Communications & Technology Group. He is the former Chairman of the American Bar Association’s International Communications Committee, and served in the U.S. government as Associate Assistant to the President and as a law clerk to a Supreme Court justice. Mr. Spector is a magna cum laude graduate of the Harvard Law School and holds a Master in Public Policy degree from Harvard’s Kennedy School of Government. We believe Mr. Spector’s more than 25 years of experience in the satellite industry is of benefit to our board. Mr. Spector’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Svider became a director of Intelsat Global Holdings S.A. in July 2011. Prior to April 2013 Mr. Svider also served as Chairman of the board of directors. Mr. Svider became a director of Intelsat S.A. in February 2008 and became the Chairman of the board of directors of Intelsat S.A. in May 2008. Mr. Svider has been Co-Chairman of BC Partners since December 2008 and has been a Managing Partner of BC Partners, since 2003. He joined BC Partners in 1992 in Paris before moving to London in 2000 to lead its investments in the technology and telecommunications industries. Over the years, Mr. Svider has participated in or led a variety of investments including Tubesca, Nutreco, UTL, Neopost, Polyconcept, Neuf Telecom, Unity Media/Tele Columbus, Office Depot Inc., ATI Enterprises, MultiPlan, Inc., Suddenlink Communications and Hamilton Sundstrand Industrials. He is currently on the board of Office Depot Inc., Suddenlink Communications and MultiPlan, Inc., Cequel Corporation and Silver II Acquisition S.à r.l. Prior to joining BC Partners, Mr. Svider worked in investment banking at Wasserstein Perella in New York and Paris, and at the Boston Consulting Group in Chicago. Mr. Svider holds a Master of Business Administration from the University of Chicago and a Master of Science in Engineering from both École Polytechnique and École Nationale Superieure des Telecommunications in France. We believe Mr. Svider’s experience overseeing other BC Partners portfolio companies is of benefit to our board. Mr. Svider’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

Mr. Villafranca became a director of Intelsat Global Holdings S.A. in July 2011. Mr. Villafranca became a director of Intelsat S.A. in August 2010. Mr. Villafranca joined BC Partners in 1999, where he is a Senior Partner. He previously worked for Bain & Company in Paris as a management consultant specializing in M&A advisory, corporate strategy and operational improvements. Mr. Villafranca is a graduate in business administration from the École des Hautes Études Commerciales (HEC) in Paris. He also holds an MBA from Harvard Business School. We believe Mr. Villafranca’s experience overseeing other BC Partners portfolio companies is of benefit to our board. Mr. Villafranca’s business address is 4, rue Albert Borschette, L-1246 Luxembourg.

At the consummation of the offerings, we will have two vacancies on our board of directors, which may be filled by a majority vote of the members of our board.

Foreign Private Issuer and Controlled Company Exemptions

Our common shares have been approved for listing on the NYSE. Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. Under the NYSE rules, we need to only (i) establish an independent audit committee as described below that has specified responsibilities; (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.

In addition, for purposes of the NYSE rules, if the Sponsors beneficially own a majority of our outstanding common shares following the offerings, we will be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Accordingly, we may be eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we would not be required to have a majority of independent directors or a compensation committee or nominating and corporate governance committee composed entirely of independent directors.

The foreign private issuer and “controlled company” exemptions do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the NYSE rules, which require that our audit committee be composed of three independent directors. However, under the NYSE rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. Upon the completion of the offerings, Mr. Kangas will serve on our audit committee. Mr. Kangas satisfies the “independence” requirements of the NYSE rules and the “independence” requirements of Rule 10A–3 of the Exchange Act. We intend to have a fully independent audit committee within a year of the completion of the offerings.

Board Structure

Our board of directors will consist of eight directors at the time of the consummation of the offerings and we will also have two vacancies on our board of directors, which may be filled by a majority vote of the remaining members of our board. Our articles of incorporation provide that our board of directors shall consist of not less than three directors and not more than 20 directors. Under Luxembourg law, directors are appointed by the general meeting of shareholders for a period not exceeding six years or until a successor has been elected. Upon the consummation of the offerings, our board will be divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual general meeting of shareholders in the year in which their term expires. Messrs. Svider, Durban and Bateman will serve initially as Class I directors for a term expiring in 2014. Messrs. Villafranca, McGlade and Spector will serve initially as Class II directors for a term expiring in 2015. Messrs. Kangas and Patterson will serve initially as Class III directors for a term expiring in 2016. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. Mr. McGlade serves as the Chairman of our board of directors. For additional information regarding our board of directors, see “Description of Share Capital—Board of Directors.”

Committees of the Board

Upon the completion of the offerings, our board of directors will have two standing committees: an audit committee and a compensation committee.

Audit Committee

The audit committee will consist of four directors: Messrs. Svider, Bateman, Kangas and Patterson, with Mr. Svider serving as chairman. One of the members, Mr. Kangas, satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the “independence” requirements of the NYSE rules. We intend to comply with Sarbanes-Oxley and the NYSE rules applicable to foreign private issuers and, if we qualify, controlled companies, which require that the audit committee consist solely of directors who satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within the time periods set forth in the NYSE rules. Under the NYSE rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. The board of directors has determined Mr. Kangas to be an “audit committee financial expert” within the meaning of SEC rules and regulations.

Our audit committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies.

Compensation Committee

The compensation committee will consist of three directors: Messrs. Svider, Durban and Kangas, with Mr. Svider serving as chairman. As a foreign private issuer incorporated under the laws of Luxembourg, we are not required to have a compensation committee. In addition, if we qualify as a controlled company, we would not be required to have a compensation committee comprised entirely of independent directors. The scope of the compensation committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee will also approve, allocate and administer our share incentive plan, review performance appraisal criteria and set standards for and decide on all employee share options allocations when directed to do so by our board of directors.

Governance Agreement

Prior to the consummation of the offerings, we will enter into a governance agreement (the “Governance Agreement”) with the shareholder affiliated with BC Partners (the “BC Shareholder”), the shareholder affiliated with Silver Lake (the “Silver Lake Shareholder”) and David McGlade (collectively with the BC Shareholder and the Silver Lake Shareholder, the “Governance Shareholders”). As described below, the Governance Agreement will contain provisions relating to the composition of our board of directors and certain other matters.

Board of Directors

Our board of directors will initially consist of eight directors as set forth in the Governance Agreement and as described in “—Board Structure.” Under the Governance Agreement, each of the Governance Shareholders will agree to take any action required to cause the board to consist of ten directors. At the closing of the offerings, under the terms of the Governance Agreement the composition of the board will be as follows:

•	Our Chief Executive Officer and Chairman, Mr. McGlade;

•	Four directors nominated by the BC Shareholder, who will be Messrs. Svider, Bateman, Villafranca and Patterson;

•	One director nominated by the Silver Lake Shareholder, who will be Mr. Durban;

•

Two directors, one of whom is required to be independent and nominated by a majority of the board of directors (or a committee thereof). The initial independent director will be Mr. Kangas, and the other director will initially be Mr. Spector; and

•	Two additional independent directors, whose positions will be vacant until nominated for election as provided below.

We will agree to appoint one independent director to the vacancy described above within 90 days following the closing date of the offerings and another independent director to the other vacancy within one year following the closing date of the offerings. In addition, to the extent necessary to comply with SEC rules or NYSE rules, the parties will agree to appoint additional independent directors to the board following any vacancy or increase in the size of the board by action of the shareholders. If the size of the board is so increased, each of the BC Shareholder and Silver Lake Shareholder will be entitled to a proportionate increase in the number of directors it is entitled to nominate.

The BC Shareholder will have the right to nominate four directors for election to the board as long as the BC Shareholder owns at least 35% of our outstanding common shares on a fully diluted basis, after giving effect to convertible and exchange securities held by the BC Shareholder. However, the BC Shareholder’s nomination rights will decrease if the BC Shareholder’s ownership is less than 35% as follows:

Percentage Ownership of BC Shareholder	Number of directors to be nominated by the BC Shareholder
25% or greater but less than 35%	3
15% or greater but less than 25%	2
5% or greater but less than 15%	1

The Silver Lake Shareholder will have the right to nominate one director for election to the board as long as the Silver Lake Shareholder owns at least the lesser of (x) 50% of the common shares held by it on the date of the Governance Agreement or (y) shares representing at least 5% of our outstanding common shares. If either the BC Shareholder or the Silver Lake Shareholder is not entitled to nominate a director for election to the board but remains a shareholder, it will be entitled to certain information rights.

In the event that the BC Shareholder’s or Silver Lake Shareholder’s nomination rights are decreased as described above, each shareholder will agree to cause their respective director or directors to resign from the board as appropriate to reflect the decrease, and, subject to the rights described above, the majority of the remaining directors on the board may fill such vacancy with any person other than a person affiliated with the BC Shareholder or the Silver Lake Shareholder.

We will agree to include the director nominees proposed by the BC Shareholder and Silver Lake Shareholder on each slate of nominees for election to the board, to recommend the election of those nominees to our shareholders and to use commercially reasonable efforts to have them elected to the board.

Voting Agreements

Under the Governance Agreement, each of the Governance Shareholders will agree to vote all shares held by it in favor of the directors nominated as described above and in furtherance of the removal of any directors by the BC Shareholder or the Silver Lake Shareholder under the terms of the Governance Agreement.

Other Provisions

Under the Governance Agreement, the Silver Lake Shareholder will have certain tag-along rights on transfers by the BC Shareholder, and the BC Shareholder will have drag-along rights with respect to the Silver Lake Shareholder under certain circumstances. The Governance Agreement will also contain customary confidentiality provisions.

Termination

The Governance Agreement will terminate upon the earlier of (i) the tenth anniversary of the date of the agreement and (ii) the day on which the BC Shareholder and the Silver Lake Shareholder no longer are entitled to nominate directors under the Governance Agreement.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is currently comprised of Messrs. Svider, Durban and Kangas. None of these individuals has been at any time an officer or employee of the Company, other than Mr. Svider who served as our Chairman until April 2013. During 2012, we had no compensation committee “interlocks,” meaning that it was not the case that an executive officer of ours served as a director or member of the compensation committee of another entity and an executive officer of the other entity served as a director or member of our compensation committee.

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers, including our chief executive officer, chief financial officer, principal accounting officer, controller and any other person performing similar functions. The Code of Ethics is posted on our website at www.intelsat.com. We intend to disclose on our website any amendments to or waivers of this Code of Ethics. Information contained on our website does not constitute part of this prospectus.

Executive and Director Compensation

Executive Compensation

Base Salary

Base salaries of our executive officers are determined and reviewed on an annual basis, or in connection with a promotion or material change in responsibilities. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of the executive officers in their roles. When establishing base salaries of the executives, the compensation committee and management considered a number of factors, including the functional role of the position, the individual’s performance, the level of the individual’s responsibility, the individual’s prior experience in similar positions, competitive market data, the ability to replace the individual, the base salary of the individual at his or her prior employment or prior position within the Company and the number of well-qualified candidates available.

Annual Cash Bonuses

We maintain a corporate bonus plan, which was adopted by the board of directors in March 2006 (the “Bonus Plan”). The Bonus Plan provides that certain of our and our subsidiaries’ employees, including the executive officers, may be awarded cash bonuses based on the attainment of specific performance goals and business criteria established by our board of directors for participants in the Bonus Plan. The goals and criteria for the 2012 fiscal year included certain revenue, contracted backlog, and adjusted EBITDA targets, all as defined by the compensation committee. Bonus targets are determined based upon the executive officer’s level in the Company. For those executive officers with employment agreements, the bonus target percentages are set forth in the agreement. Awards for the subject year are determined based upon completion of the audited consolidated financial statements for that year.

Prior to the consummation of the offerings, we expect our board of directors to adopt, and our shareholders to approve, an amended Bonus Plan, which will become effective immediately prior to the consummation of the offerings. These amendments will enable the compensation committee to grant bonuses that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the payout of the bonus on the satisfaction of certain performance goals (which shall be selected from the same list of performance goals applicable under our 2013 Equity Plan (see “—2013 Equity Incentive Plan” below)). In addition, the amended Bonus Plan will also provide that, except to the extent otherwise provided in an award agreement, or any applicable employment, change in control, severance or other agreement between a participant and the Company, in the event of a change in control (as defined in our 2013 Equity Plan), the compensation committee may provide that all or a portion of any such bonus award will become fully vested based on (i) actual performance through the date of the change in control as determined by the compensation committee or (ii) if the compensation committee determines that measurements of actual performance cannot be reasonably assessed, the assumed achievement of target performance as determined by the compensation committee. All awards previously deferred will be settled in full on or as soon as practicable following the change in control.

Employment Agreements and Severance Protection

We have entered into employment agreements with Messrs. McGlade, McDonnell, Spengler and Guillemin and Ms. Bryan. Among other things, the employment agreements provide for minimum base salary, bonus eligibility and severance protection in the event of involuntary terminations of employment. Specifically, under the employment agreements, if the executive officer’s employment is terminated by us without cause or if he resigns for good reason (in either case as defined in the executive officer’s respective employment agreement), then, subject to the executive officer’s execution of a release of claims and compliance with certain restrictive covenants, the executive officer will be paid a severance amount on the sixtieth day after such termination of employment equal to the product of (x) the sum of the executive officer’s annual base salary and basic annual bonus as in effect on the date of such termination of employment, multiplied by (y) a severance multiplier equal to 2.0 in the case of Mr. McGlade, and 1.5 in the case of Messrs. McDonnell, Spengler and Guillemin and Ms. Bryan. In addition, the executive officer will be paid a prorated target bonus for the year of his termination of employment based on actual results and the portion of the fiscal year the executive officer was employed. The employment agreements for Messrs. McGlade and McDonnell further provide that, in the event a “golden parachute” excise tax under Section 4999 of the Code is imposed on any compensation or benefits received in connection with a change of control, and our shares are readily tradable on an established securities market or otherwise at such time, the executive officer will be entitled to an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed.

Our other executive officers are eligible to receive severance benefits under our severance plan, subject to his or her execution of a release of claims and certain restrictive covenants.

Pension, Retirement and Other Benefits

Our executive officers participate in our employee benefit plans (including our 401(k) plan, as well as our medical, dental, disability and life insurance plans) on generally the same terms as other employees. However, under the terms of his employment agreement, Mr. McGlade is provided with certain retiree medical benefits that are not otherwise provided to participants under the terms of our medical plan. Additionally, for U.S.-based employees hired prior to July 19, 2001, we maintain the Intelsat Staff Retirement Plan, which is a tax-qualified defined benefit pension plan. Mr. Guillemin is the only executive officer eligible to participate in this plan. The benefits under the plan are calculated based upon a set of formulae that take into account the participant’s hire date, years of service and average compensation.

Share and Option Grants

The existing equity awards granted to our executive officers are governed by the terms of the 2008 Share Plan. Our policy has been to grant equity awards that align the interests of management with the ownership objectives of our principal shareholders. Because we have been a privately held company prior to the offerings, the grant was typically a one-time grant at the outset of the shareholder investment, with vesting and other performance criteria aligned with the growth expected and the length of investment expected by the shareholders. Additional grants also occurred upon the promotion or hire of a new executive. In 2012, no equity awards were granted to our executive officers.

Certain of our executive officers hold restricted shares that are subject to transfer, vesting and other restrictions as set forth in their applicable award agreements. The award agreements provide that a portion of these restricted shares vests each month with full vesting being achieved over a period of five years, subject to the executive officer’s continued employment. The vesting of certain of the shares awarded was also subject to the meeting of performance criteria based on annual performance targets and cumulative total returns earned by certain of our principal shareholders on their investment, based on revenue and adjusted EBITDA targets, which were met. Upon termination of the executive officer’s employment, we retain the unilateral right to repurchase vested shares at a value set forth in the 2008 Share Plan and/or the applicable award agreements; however, our repurchase rights will expire immediately prior to the common shares offering, subject to the consummation of the common shares offering.

Each of our executive officers holds options that are subject to transfer, vesting and other restrictions as set forth in their applicable award agreements. The award agreements provide that a portion of these options vests upon the meeting of annual performance targets and a portion vests upon the determination of the cumulative total return earned by certain of our principal shareholders on their investment. These annual performance goals relate to certain revenue and adjusted EBITDA targets which were set by the compensation committee at the grant date based on our five-year business plan. These options are also subject to forfeiture and other restrictions as set forth in the executive officers’ respective award agreements. Upon termination of the executive officer’s employment, we retain the unilateral right to cancel vested options or to repurchase shares acquired upon exercise of the options in exchange for an amount set forth in the 2008 Share Plan and/or the applicable award agreements; however, our repurchase rights will expire immediately prior to the common shares offering, subject to the consummation of the common shares offering. In addition, in connection with the common shares offering, each of our executive officers has agreed to cancel a portion of their unvested performance options in exchange for grants of new stock options and restricted share units as described below under “—2013 Equity Incentive Plan—Option and Restricted Share Unit Grants in Connection with the Offerings.”

Following the reorganization transactions and the offerings, there are expected to be 6,796,894 common shares subject to options granted pursuant to our 2008 Share Plan with a weighted average exercise price of $17.11 per common share. Approximately 2,915,670 of the outstanding 6,796,894 options under the 2008 Share Plan would vest only upon the Sponsors realizing a multiple of 3.0 times to 4.1 times their initial investment in the Company. Following the consummation of the offerings, except for the grants of restricted shares described below under “—Unallocated Bonus Plan” and grants of stock options described below under “—Anti-Dilution Option Grants,” no new awards may be granted under the 2008 Share Plan.

2012 Compensation

For 2012, our executive officers received total compensation, including base salary, bonus, non-equity incentive compensation, matching contributions to the executive officer’s account under our 401(k) plan, and certain perquisites, equal to $6,965,173. This includes $2,692,573 for Mr. McGlade; $1,144,272 for Mr. McDonnell; $1,143,900 for Mr. Spector; $766,012 for Mr. Spengler; and $693,019 for Mr. Guillemin.

Expected cash payments to management

We expect to make cash payments to certain members of management following the consummation of the offerings of approximately $5.9 million in the aggregate.

Unallocated Bonus Plan

On August 20, 2010, we adopted the Unallocated Bonus Plan (the “Unallocated Plan”) in connection with the equity awards available to management under the 2008 Share Plan. Pursuant to the 2008 Share Plan, 1,689,975 shares (approximately 10% of our outstanding shares prior to the reorganization transactions) may be awarded to management as options and/or restricted shares (the “Pool”). The Unallocated Plan provides for the distribution of the value of any unallocated shares that remain in the Pool, and that otherwise would have been vested, on certain measurement dates to the recipients of equity under the 2008 Share Plan who remain employed by the Company at that time. Each such equity participant will be eligible to receive a pro rata share of the value of the unallocated Pool, based on the percentage of allocated shares held by such participant and the length of time elapsed since such participant was granted the underlying award(s). If equity participants do not become eligible to receive a bonus under the Unallocated Plan on or prior to February 4, 2015, the Unallocated Plan expires and no bonuses will be payable. To date, no awards have been made under the Unallocated Plan.

In connection with the common shares offering, the board of directors has determined to terminate the Unallocated Plan and to provide to each participant in the Unallocated Plan, immediately following the consummation of the common shares offering, a pro rata share of the value of the unallocated Pool (calculated as of immediately prior to the reclassification of our outstanding Class A shares and Class B shares into a single class of common shares), in the form of restricted shares granted under the 2008 Share Plan and subject to the terms of an award agreement. The restricted shares will vest on the six-month anniversary of the consummation of the common shares offering, subject to the participant’s continued employment through the vesting date. Immediately following such restricted share grants, the Unallocated Plan will terminate.

Anti-Dilution Option Grants

In connection with the reorganization transactions and upon the consummation of the common shares offering, Messrs. McGlade, Spector and McDonnell will be granted options to purchase our common shares in accordance with the existing terms of their side letters to the Management Shareholders Agreement, which, when taken together with the common shares received in connection with the reclassification of our outstanding Class B shares, will preserve their fully diluted ownership interest represented by their outstanding Class B shares immediately prior to the reclassification.

Director Compensation

Historically, we have not compensated our directors for their service on the board of directors or any committee of the board of directors. Following the consummation of the offerings, we intend to provide non-executive members of the board with compensation for their service on the board and any committees of the board. Non-executive members of the board have been reimbursed for travel and other out-of-pocket expenses related to their board service pursuant to the 2008 MFA. For more information regarding the 2008 MFA, see “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Monitoring Fee Agreement and Transaction Fees.” Other than the severance protection provided under Mr. McGlade’s employment agreement, described above, no directors are party to service contracts with the Company providing for benefits upon termination of employment or service.

Effective May 2012, our directors adopted a director compensation policy applicable to each director (an “outside director”) who is neither our employee or nominated by any entity that (i) receives a management or monitoring fee from the Company or any subsidiary or (ii) beneficially owns or is part of a group that beneficially owns at least fifty percent (50%) of voting shares of the Company. The director compensation policy provides that each outside director will receive an annual board cash retainer of $75,000 (the “basic cash retainer”). The chairperson of the Audit Committee will receive an annual cash retainer of $20,000 and each other member of the Audit Committee shall receive an annual cash retainer of $10,000, as long as such chairperson or other member is an outside director. The chairperson of the Compensation Committee shall receive an annual cash retainer of $15,000 and each other member of the Compensation Committee shall receive an annual cash retainer of $7,500, so long as such chairperson or other member is an outside director. At such time as our board of directors has a Nominating and Corporate Governance Committee, the chairperson of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $10,000 and each other member of the Nominating and Corporate Governance Committee shall receive an annual cash retainer of $5,000, so long as such chairperson or other member is an outside director. In addition, each outside director will receive an annual restricted share unit award (pursuant to the 2013 Equity Plan) with a grant date value of approximately $125,000 that vests on the first anniversary of the date of grant, subject to continued service on the board of directors on such vesting date, and subject to such other terms and conditions as established by the board of directors from time to time.

Each outside director may elect to receive any of the foregoing cash retainers in the form of fully vested restricted share unit awards with a grant date value equal to the amount of such cash retainer, subject to such terms and conditions as established by the board of directors from time to time. An outside director may elect to assign his or her interest in (or enter into a mutually acceptable arrangement with the Company with respect to the delivery of) the foregoing items to any entity shareholder that nominates such outside director for election to the board of directors and, in such case, the Company shall pay cash in lieu of equity awards in an amount equal to the grant date value of such awards.

The board of directors has also adopted a share ownership policy applicable to outside directors, providing that within five years of initial election to the board of directors or such director’s initial qualification as an outside director, each outside director is expected to have share-based holdings in the Company equal in value to five times the annual basic cash retainer initially payable to outside directors not nominated by any entity shareholder at the time of appointment of such director. In the event of an increase in the annual basic cash retainer, the board of directors or a duly authorized committee will review the need for an increase in the directors’ share-based holdings.

2013 Equity Incentive Plan

In connection with the offerings, we intend to establish the Intelsat S.A. 2013 Equity Incentive Plan, which we refer to as the “2013 Equity Plan.” We expect our board of directors to adopt, and our shareholders to approve, the 2013 Equity Plan prior to the consummation of the offerings. The 2013 Equity Plan will become effective prior to the consummation of the offerings.

The following summary of the material features of the 2013 Equity Plan is qualified in its entirety by reference to the complete text of the form of 2013 Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Administration

Our compensation committee (or a subcommittee thereof, if necessary to comply with Section 162(m) of the Code) will administer the 2013 Equity Plan. The compensation committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the 2013 Equity Plan. The compensation committee will have full discretion to administer and interpret the 2013 Equity Plan and to adopt such rules and regulations as it deems necessary or advisable.

Eligibility

Any of our employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors), or any of the employees, directors, officers, consultants or advisors (or prospective employees, directors, officers, consultants or advisors) of our subsidiaries or their respective affiliates, will be eligible for awards under the 2013 Equity Plan. The compensation committee will have the sole and complete authority to determine who will be granted an award under the 2013 Equity Plan.

Number of Shares Authorized

The 2013 Equity Plan provides for an aggregate of 10,000,000 of our common shares to be available for awards. No more than 10,000,000 of our common shares in the aggregate may be issued with respect to incentive stock options under the 2013 Equity Plan. No participant may be granted awards in any one calendar year with respect to more than 1,000,000 of our common shares in the aggregate (or the equivalent amount in cash, other securities or property).

Our common shares subject to awards are generally unavailable for future grant. In no event may we increase the number of our common shares that may be delivered pursuant to incentive stock options granted under the 2013 Equity Plan. If any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will not be available for grant under the 2013 Equity Plan. If any award granted under the 2013 Equity Plan expires, terminates, is canceled or forfeited without being settled or exercised, our common shares subject to such award will again be made available for future grant.

Change in Capitalization

If there is a change in our corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split up, split-off, spin-off, consolidation or other relevant change in capitalization or applicable law or circumstances, such that the compensation committee determines that an adjustment is necessary or appropriate, then the compensation committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the 2013 Equity Plan, the number of shares covered by awards then outstanding under the 2013 Equity Plan, the limitations on awards under the 2013 Equity Plan, the exercise price of outstanding options, and may include such other equitable substitution or adjustments as it may determine appropriate (including the cancellation of awards in exchange for a payment equal to the value of such awards as determined by the compensation committee).

Awards Available for Grant

The compensation committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), or any combination of the foregoing. Awards may be granted under the 2013 Equity Plan and in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (which we refer to as “Substitute Awards”).

Stock Options

The compensation committee will be authorized to grant options to purchase our common shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the 2013 Equity Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the 2013 Equity Plan will be subject to the terms and conditions established by the compensation committee.

Under the terms of the 2013 Equity Plan, the exercise price of the options will not be less than the fair market value of the common shares subject to the options at the time of grant (except with respect to Substitute Awards). Options granted under the 2013 Equity Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2013 Equity Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder); provided, that, if the term of a non-qualified option would expire at a time when trading in our common shares is prohibited by our insider trading policy, the option’s term will be automatically extended until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or our common shares valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the compensation committee may permit in its sole discretion, including:

•	in other property having a fair market value equal to the exercise price and all applicable required withholding taxes;

•	if there is a public market for the our common shares at such time, by means of a broker-assisted cashless exercise mechanism; or

•

by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes.

Any fractional common share will be settled in cash.

Stock Appreciation Rights

The compensation committee will be authorized to award SARs under the 2013 Equity Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2013 Equity Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the compensation committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per common share for each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs will be subject to terms established by the compensation committee and reflected in the award agreement.

Restricted Shares

The compensation committee will be authorized to award restricted shares under the 2013 Equity Plan, which will be subject to the terms and conditions established by the compensation committee. Restricted shares are an award of common shares that generally are non-transferable and subject to other restrictions determined by the compensation committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted share vests.

Restricted Share Unit Awards

The compensation committee will be authorized to award restricted share unit awards under the 2013 Equity Plan, which will be subject to the terms and conditions established by the compensation committee. A restricted share unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the compensation committee. Restricted share units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee.

To the extent provided in an award agreement, the holder of outstanding restricted share units will be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on our common shares, either in cash or (at the sole discretion of the compensation committee) in common shares having a fair market value equal to the amount of such dividends. Any accumulated dividend equivalents will be payable at the same time as the underlying restricted share units are settled.

Other Share-Based Awards

The compensation committee will be authorized to grant awards of unrestricted common shares, rights to receive grants of awards at a future date, or other awards denominated in our common shares (including performance shares or performance units) under the 2013 Equity Plan under such terms and conditions as the compensation committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards

The compensation committee may grant any award under the 2013 Equity Plan in the form of a “Performance Compensation Award” (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain performance goals. The compensation committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth;

•	net operating income or profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after taxes, interest, depreciation and amortization;

•	gross or net operating margins;

•

share price (including, but not limited to, growth measures and total shareholder return); expense targets or cost reduction goals, general and administrative expense savings; margins; and operating efficiency;

•	enterprise value;

•	sales;

•	shareholder return;

•	objective measures of personal targets, goals or completion of projects;

•	cost of capital, debt leverage, year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the above.

Any of the above performance goal elements can be stated as a percentage of another performance goal or used on an absolute, relative or adjusted basis to measure our performance or the performance of our affiliates or any segments, divisions, operations or business units, product lines, brands, operating segments, administrative departments or combination thereof, as the compensation committee deems appropriate. Performance goals may be compared to the performance of a group of comparator companies or a published or special index that the compensation committee deems appropriate or, stock market indices. The compensation committee may provide for accelerated vesting of any award based on the achievement of performance goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and performance goals for such an award will be established, by the compensation committee in writing not later than 90 days after the commencement of the performance period to which the performance goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the compensation committee must certify in writing that the performance goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the compensation committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

The compensation committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events:

•	asset write-downs;

•	litigation or claim judgments or settlements;

•	the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results;

•	any reorganization and restructuring programs;

•	extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year;

•	acquisitions or divestitures;

•	any other specific, unusual or nonrecurring events, or objectively determinable category thereof;

•	foreign exchange gains and losses;

•	discontinued operations and nonrecurring charges; and

•	a change in our fiscal year.

Unless otherwise provided in the applicable award agreement, a participant will be eligible to receive payment in respect of a Performance Compensation Award only to the extent that the performance goals for such period are achieved and all or some of the portion of such participant’s Performance Compensation Award has been earned for the performance period based on the application of the applicable performance formula to such performance goals.

Effect of a Change in Control

Unless otherwise provided in an award agreement, if a participant’s employment is terminated by us without cause (as defined in the 2013 Equity Plan), other than due to death or disability, on or within 12 months following a “change in control” of us (as defined in the 2013 Equity Plan):

•

all then-outstanding time vesting options and SARs will become immediately exercisable as of immediately prior to the change in control with respect to up to 100% of the shares subject to such option or SAR;

•

any restricted period will expire as of immediately prior to the change in control with respect to up to 100% of then-outstanding restricted shares or restricted share units (including without limitation a waiver of any applicable performance goals); and

•

all incomplete performance periods in effect on the date the change in control occurs will end on such date, and the portion of such award that will become fully vested and immediately exercisable will be based on the assumed achievement of target performance as determined by the compensation committee and prorated for the number of days elapsed from the grant date of such award through the date of termination.

In the event of a change in control of us, the compensation committee may also upon at least 10 days’ advance notice, cancel any outstanding award in exchange for a payment equal to the value of such awards based upon the price per common share received or to be received by other shareholders of the Company.

Transferability

Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. In addition, during the participant’s lifetime, the award may be transferred, without consideration, to one or more immediate family members of the participant (within the meaning of the instructions to Form S-8 under the Securities Act), to a trust established exclusively for the participant or one or more of his or her immediate family members, a partnership or limited liability company whose only partners or shareholders are the participant and his or her immediate family members, or any other transferee as may be approved either:

•	by our board of directors or the compensation committee in its sole discretion; or

•

as provided in the applicable award agreement, in each case subject to such rules as the compensation committee may adopt consistent with any applicable award agreement to preserve the purposes of the 2013 Equity Plan.

The terms applicable to the assigned portion will generally be the same as those in effect for the award immediately prior to such assignment. Other than as described above, awards may not be transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment and Termination

The 2013 Equity Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the 2013 Equity Plan at any time, subject to shareholder approval if necessary to comply with any tax or applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively. Any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary. Further, without shareholder approval:

•	no amendment or modification may reduce the exercise price of any option or the strike price of any SAR;

•

the compensation committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes); and

•

the compensation committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed.

However, shareholder approval is not required with respect to any of the preceding three bullets with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding three bullets can be amended without shareholder approval.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. Federal income tax consequences of the grant and exercise and vesting of awards under the 2013 Equity Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. Federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options.    The Code requires that, for treatment of an option as an incentive stock option, common shares acquired through the exercise of an incentive stock option cannot be disposed of before the later of two years from the date of grant of the option, or one year from the date of exercise. Holders of incentive stock options will generally incur no Federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for Federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for Federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for Federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs.    No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Shares.    A participant will not be subject to tax upon the grant of an award of restricted shares unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted shares becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. Federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share Units.    A participant will not be subject to tax upon the grant of a restricted share unit award. Rather, upon the delivery of shares or cash pursuant to a restricted share unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. Federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. Federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The 2013 Equity Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2013 Equity Plan is designed to permit other awards to be designated as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. In addition, under a Section 162(m) transition rule for compensation plans of corporations which are privately-held and which become publicly-held in an initial public offering, we will not be subject to Section 162(m) with respect to awards under the 2013 Equity Plan until a specified transition date, which is generally the earliest of:

•	the material modification of the 2013 Equity Plan;

•	the issuance of all common shares and other compensation that has been allocated under the 2013 Equity Plan; or

•

the first annual meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs.

Option and Restricted Share Unit Grants in Connection with the Offerings

In connection with the offerings, we intend to grant awards for an aggregate of 1,846,000 common shares to our employees under the 2013 Equity Plan. The awards will consist of:

•

restricted share units covering up to 376,000 common shares, which vest based on continued service over three years (of which restricted share units covering 181,000 common shares will be granted in the aggregate to our executive officers and directors);

•

restricted share units covering up to 470,000 common shares (at target performance), which cliff vest after three years based on achievement of one or more long term performance metrics based on 2013-2015 financial performance (of which restricted share units covering not more than 272,000 common shares (at target performance) will be granted in the aggregate to our executive officers), with payout of 200% of target if maximum performance is achieved;

•

options for not more than 500,000 common shares at an exercise price equal to 150% of the initial public offering price of the common shares in the common shares offering, which will vest based on continued service over two years and expire on the 10th anniversary of the date of grant (of which stock options for not more than 248,032 common shares are expected to be granted in the aggregate to our executive officers), which shall be granted to employees who have agreed to cancel their performance options previously granted to them under the 2008 Share Plan that remain unvested as of the consummation of the offerings; and

•

restricted share units covering not more than 500,000 common shares, which will vest based on continued service over two years (of which restricted share units covering not more than 248,032 common shares are expected to be granted in the aggregate to our executive officers), which shall be granted to employees who have agreed to cancel their performance options previously granted to them under the 2008 Share Plan that remain unvested as of the consummation of the offerings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Transactions

In connection with the offerings, we engaged in a series of transactions to form a new holding company and acquire all of the outstanding shares of Intelsat Global S.A. Following these transactions and the reclassification described below but prior to the completion of the offerings, we will have a single class of capital shares outstanding: our common shares.

We have historically conducted our business through Intelsat Global S.A. and its subsidiaries and, prior to that, Intelsat Holdings and its subsidiaries. Intelsat Global S.A. had two classes of shares outstanding: Class A shares (which were held by our principal shareholders and others, including members of our management team) and Class B shares (which were only held by members of our management team). In the reorganization transactions, all of the shareholders of Intelsat Global S.A. contributed their shares to us in exchange for substantially identical Class A shares and Class B shares issued by us. In the reorganization transactions, options to purchase Class A shares of Intelsat Global S.A. were converted into options to purchase our Class A shares. All restricted Class A shares and Class B shares of Intelsat Global S.A. held by the management shareholders were exchanged into our restricted Class A shares and Class B shares with the same applicable restrictions.

Prior to the consummation of the offerings, each of our Class A shares will be reclassified into one of our common shares and each of our Class B shares will be reclassified into 0.0735 of our common shares, and options to purchase our Class A shares will be converted into options to purchase our common shares with an adjustment to the number of common shares and per share exercise prices consistent with the reclassification described above. In addition, immediately prior to the consummation of the offerings, we will effect the equivalent of a share split by distributing common shares to existing holders of our common shares so that each existing holder receives an additional 4.6 common shares for each common share owned at that time. Also, in connection with the reorganization transactions and upon the consummation of the common shares offering, options will be granted to certain executives in accordance with the existing terms of their side letters to the Management Shareholders Agreement.

Also, in the reorganization transactions, a new intermediate holding company was formed by us to hold all of the outstanding shares of our subsidiaries, including Intelsat Global S.A. Following the contribution of the common shares of Intelsat Global S.A. to the new intermediate holding company, Intelsat Global S.A. was merged into the intermediate holding company and Intelsat Global Subsidiary S.A., the former direct subsidiary of Intelsat Global and then of the intermediate holding company, was dissolved into the intermediate holding company.

The holders of our Class A shares and Class B shares will receive an aggregate of 83,189,305 of our common shares (including restricted common shares) in the reorganization transactions and there will be outstanding options to purchase 6,796,894 common shares at an average exercise price of $17.11 following the reorganization transactions. The public offering price of our common shares was determined by a negotiation between us and the representatives of the underwriters in the common shares offering as further described in “Underwriting.”

The table below sets forth the common shares to be received by our directors, executive officers and principal shareholders in connection with the reorganization transactions.

Name:	Common shares to be issued (including restricted common shares)
Serafina S.A.	62,962,644
SLP III Investment Holding S.àr.l.	13,892,905
David McGlade	1,568,810
Michael McDonnell	32,972
Stephen Spengler	109,572
Thierry Guillemin	29,489
Michelle Bryan	5,802
Linda Bartlett	—
Justin Bateman	—
Egon Durban	—
Edward Kangas	—
Simon Patterson	—
Phillip Spector	534,038
Raymond Svider	—
Denis Villafranca	—

Shareholders Agreements

Intelsat Global S.A. was a party to three shareholders agreements: a management shareholders agreement (as amended, the “Management Shareholders Agreement”) with the Sponsors and certain members of management (the “Management Shareholders”), including Messrs. McGlade, McDonnell and Spector; a shareholders agreement (as amended, the “Sponsors Shareholders Agreement”) with the Sponsors; and a shareholders agreement (as amended, the “Other Equity Investors Shareholders Agreement”) with the Sponsors and two additional shareholders (the “Other Equity Investors”).

The Management Shareholders Agreement, the Sponsors Shareholders Agreement and the Other Equity Investors Shareholders Agreement contain provisions restricting the transfer of securities by the shareholders and provisions related to tag-along rights, drag-along rights, rights of first offer and subscription rights, among other things. In addition, under the Sponsors Shareholders Agreement, the Other Equity Investors Shareholders Agreement and letter agreements with Messrs. McGlade, McDonnell and Spector, Intelsat Global S.A. granted the Sponsors, the Other Equity Investors and Messrs. McGlade, McDonnell and Spector certain registration rights. Under the Management Shareholders Agreement and separate shareholder proxies, each Management Shareholder also granted the Sponsors an irrevocable proxy to vote their shares at any meeting of shareholders.

In connection with the offerings, Intelsat Global Holdings S.A. assumed the rights and obligations of Intelsat Global S.A. under each of the Management Shareholders Agreement, the Sponsors Shareholders Agreement, the Other Equity Investors Shareholders Agreement and the letter agreements. At the time of the consummation of the offerings, most provisions in the Management Shareholders Agreement, Sponsors Shareholders Agreement and Other Equity Investors Shareholders Agreement will terminate, other than those relating to the registration rights described below.

In connection with this offering, we will enter into the Governance Agreement with the BC Shareholder, the Silver Lake Shareholder and David McGlade. The Governance Agreement will contain provisions relating to the composition of our board of directors and certain other matters, including voting agreements and certain provisions related to tag-along rights and drag-along rights. For a further description of the Governance Agreement, see “Management—Governance Agreement.”

Registration Rights

Under the Sponsors Shareholders Agreement, the Other Equity Investors Shareholders Agreement and letter agreements with Messrs. McGlade, McDonnell and Spector described above, we have granted the Sponsors, the Other Equity Investors and Messrs. McGlade, McDonnell and Spector certain registration rights. Subject to certain exceptions, including the Company’s right to defer a demand registration under certain circumstances, the Sponsors are entitled to unlimited demand registrations. Under the respective agreement, each Sponsor, each Other Equity Investor and Messrs. McGlade, McDonnell and Spector are entitled to piggyback registration rights with respect to any registrations by the Company for its own account or for the account of other shareholders (or in the case of Messrs. McGlade, McDonnell and Spector, solely the Sponsors), subject to certain exceptions. The registration rights are subject to customary limitations and exceptions, including the Company’s right to withdraw or defer the registration or a sale pursuant thereto in certain circumstances and certain cutbacks by the underwriters if marketing factors require a limitation on the number of shares to be underwritten in a proposed offering.

In connection with the registrations described above, the Company has agreed to indemnify the shareholders against certain liabilities. In addition, except for the Sponsors Shareholders Agreement, which provides that certain fees, costs and expenses will be paid pro rata by the Company and selling shareholders based on the number of securities to be sold in the offering, the Company will bear all fees, costs and expenses (excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for the selling shareholders).

Certain Related Party Transactions

Monitoring Fee Agreement and Transaction Fees

In connection with the closing of the Sponsors Acquisition Transactions, Intelsat Luxembourg entered into the 2008 MFA with BC Partners Limited and Silver Lake Management Company III, L.L.C. (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provide certain monitoring, advisory and consulting services to Intelsat Luxembourg. Pursuant to the 2008 MFA, an annual fee equal to the greater of $6.25 million and 1.25% of Adjusted EBITDA (as defined in the 2008 MFA) is paid to the 2008 MFA Parties, and Intelsat Luxembourg reimburses the 2008 MFA Parties for their out-of-pocket expenses. Intelsat Luxembourg also agreed to indemnify the 2008 MFA Parties and their directors, officers, employees, agents and representatives for losses relating to the services contemplated by the 2008 MFA and the engagement of the 2008 MFA Parties pursuant to, and the performance by them of the services contemplated by, the 2008 MFA. We recorded expenses for services associated with the 2008 MFA of $24.7 million, $24.9 million and $25.1 million during the years ended December 31, 2010, 2011 and 2012, respectively.

As payment for certain structuring and advisory services rendered, Intelsat Bermuda, now known as Intelsat Luxembourg, paid an aggregate transaction and advisory fee of $60.0 million to the 2008 MFA Parties at the closing of the Sponsors Acquisition Transactions.

The terms of the 2008 MFA provide that it will terminate upon the earlier of (i) February 4, 2020, (ii) the date when funds advised by BC Partners own less than 50% of the beneficial economic interests in us, (iii) any earlier date agreed to by us and the Sponsors and (iv) the date of a transaction that results in the termination of the Sponsors Shareholders Agreement. In connection with the offerings, the Company will enter into amendments to the 2008 MFA to, among other things, assume the obligations under the agreement from Intelsat Luxembourg and agree to terminate the 2008 MFA with the consent of the Sponsors upon the consummation of the offerings. Accordingly, upon the completion of the offerings, we anticipate that we will pay a fee of approximately $39.1 million to the Sponsors in connection with the termination of such 2008 MFA. During 2013, the Sponsors have previously received approximately $25.1 million for services to be performed under the 2008 MFA in 2013. The $39.1 million payment to be made to terminate the 2008 MFA, together with a write-off of approximately $17.2 million of prepaid fees relating to the balance of 2013, will be expensed at the time of the consummation of the offerings.

Resale of Intelsat Luxembourg Notes

During the second quarter of 2008, affiliates or associates of funds and investment vehicles advised or controlled by one of the Sponsors, Silver Lake, purchased $90.9 million principal amount of the 2017 Senior Notes and ISAT Limited, an investment vehicle advised by BC Partners, also purchased $90.9 million principal amount of the 2017 Senior Notes.

During the third quarter of 2008, an entity associated with the Silver Lake Funds purchased a further $100.0 million principal amount of the 2017 Senior Notes and $650.0 million principal amount of the 2017 PIK Notes. Mr. Svider, Mr. McGlade and a trust of which Mr. Spector is the beneficiary, invested $3.8 million, $2.5 million and $0.6 million, respectively, as limited partners in the entity through which the notes were purchased.

In October 2010, ISAT Limited, our affiliate, as it is an investment vehicle advised by BC Partners, sold $90.9 million aggregate principal amount of the 2017 Senior Notes in a registered resale. We did not receive any proceeds from the resale of such notes, but in connection with such resale we agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In April 2011, entities associated with the Silver Lake Funds sold all of the $190.9 million aggregate principal amount of the 2017 Senior Notes and $854 million aggregate principal amount of the 2017 PIK Notes that they had purchased in 2008.

Horizons Holdings

As a result of the PanAmSat Acquisition Transactions, we have a joint venture with JSAT. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 and Horizons-2. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements.”

Indemnification arrangements

We will enter into agreements with our executive officers and directors to provide contractual indemnification in addition to the indemnification provided for in our articles of incorporation. We believe that these provisions and agreements are necessary to attract qualified executive officers and directors. Our articles of incorporation also permit us to purchase and maintain insurance on behalf of a director or officer for any liability arising out of his or her actions as a director or officer of the Company or any direct or indirect subsidiary of the Company. We maintain directors’ and officers’ insurance to protect our directors and officers from specified liabilities that may arise in the course of their service to us in those capacities and that insures us against our obligations to indemnify our directors and officers.

Review and Approval of Related Party Transactions

We review all relationships and transactions in which we and our directors, executive officers or any beneficial owner of greater than 5% of our common shares or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related person will be disclosed in our Annual Report on Form 20-F. Our audit committee charter also provides for the review of related party transactions by our audit committee.

In addition, we and our board of directors follow the requirements set forth in the transactions with affiliates covenant contained in our indentures and credit agreements. In summary, these agreements provide that we will not, and we will not permit any of our restricted subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any affiliate (as defined in the agreements) involving aggregate consideration in excess of specified thresholds, unless we determine that the terms of such transaction are not materially less favorable to such company than those that could have been obtained in a comparable transaction by such company with an unrelated person and that the terms of such transaction are substantially as favorable to such company as it would obtain in a comparable arm’s-length transaction with a person that is not an affiliate, subject to certain exceptions specified in such agreements. Copies of our indentures and credit agreements are filed as exhibits to the registration statement of which this prospectus forms a part.

PRINCIPAL SHAREHOLDERS

Prior to the offering, substantially all of our shares were held by the Sponsors and certain members of our management and other employees.

The following table and accompanying footnotes show information regarding the beneficial ownership of our common shares by:

•	each person known by us to beneficially own 5% or more of our outstanding common shares;

•	each of our directors;

•	each named executive officer; and

•	all directors and executive officers as a group.

The number of common shares and percentage of beneficial ownership set forth below are based on 83,189,305 common shares issued and outstanding as of April 17, 2013, after giving effect to the reorganization transactions. All common shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. The following table does not reflect any common shares issuable upon conversion of the Series A preferred shares and does not reflect options and restricted share units anticipated to be granted in connection with the offerings under the 2013 Equity Plan. Unless otherwise indicated, the address of each person named in the table below is c/o Intelsat Global Holdings S.A., 4, rue Albert Borschette, L-1246 Luxembourg.

Name of Beneficial Owner:	Common Shares Beneficially Owned Before This Offering (1)		Common Shares Beneficially Owned After This Offering Assuming No Exercise of Over- Allotment Option (1)		Percentage of Common Shares Beneficially Owned Assuming Exercise of Over- Allotment Option (1)
	Number	Percentage	Number	Percentage
Serafina S.A. (2)	62,962,644	75.7%	62,962,644	61.4%	59.7%
SLP III Investment Holding S.àr.l. (3)	13,892,905	16.7%	13,892,905	13.6%	13.2%
David McGlade (4)	3,432,422	4.0%	3,432,422	3.3%	3.2%
Michael McDonnell (5)	413,292	*	413,292	*	*
Stephen Spengler (6)	147,138	*	147,138	*	*
Thierry Guillemin (7)	53,907	*	53,907	*	*
Justin Bateman	—	—	—	—	—
Egon Durban	—	—	—	—	—
Edward Kangas	—	—	—	—	—
Simon Patterson	—	—	—	—	—
Phillip Spector (8)	1,004,673	1.2%	1,004,673	1.0%	*
Raymond Svider	—	—	—	—	—
Denis Villafranca	—	—	—	—	—
Directors and executive officers as a group (9) (13 persons)	5,127,078	6.0%	5,127,078	4.9%	4.7%

*	Represents beneficial ownership of less than one percent of common shares outstanding.
(1)	The amounts and percentages of our common shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)	The common shares beneficially owned by Serafina S.A. are beneficially owned by the limited partnerships comprising the fund commonly known as BC European Capital VIII fund, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. CIE Management II Limited is the general partner of, and has investment control over the shares held by, each of the BC European Capital VIII fund, BC European Capital—Intelsat Co-Investment, BC European Capital—Intelsat Co-Investment 1 and BC European Capital—Intelsat Syndication L.P. CIE Management II Limited may, therefore, be deemed to have shared voting and investment power over the common shares beneficially owned by each of these entities. Because CIE Management II Limited is managed by a board of directors, no individuals have ultimate voting or investment control (as determined by Rule 13d-3) over the shares that may be deemed beneficially owned by CIE Management II Limited.
(3)	The common shares held of record by SLP III Investment Holding S.à r.l. are beneficially owned by its shareholders Silver Lake Partners III, L.P. (“SLP”) and Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLG has sole voting and investment control over the shares directly owned by SLP and SLTI. SLG is controlled by Michael Bingle, James Davidson, Egon Durban, Kenneth Hao, Glenn Hutchins, Gregory Mondre and David Roux, each of whom disclaim beneficial ownership of such shares except to the extent of each individual’s pecuniary interest. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025. Mr. Egon Durban is a member of our board of directors.
(4)	Includes common shares held by The David P. McGlade 2009 GRAT dated May 12, 2009, The David P. McGlade 2010 GRAT dated August 24, 2010, The David P. McGlade 2011 GRAT dated August 25, 2011, McGlade Investments II, LLC and the David P. McGlade Declaration of Trust. Mr. McGlade exercises voting power over these common shares. Mr. McGlade also holds options entitling him to purchase 1,863,612 common shares within sixty days of April 17, 2013. A portion of these shares and options is subject to vesting and other restrictions.
(5)	Includes common shares held by The McDonnell 2010 GRAT and The McDonnell 2011 GRAT, over which Mr. McDonnell exercises voting power. Mr. McDonnell also holds options entitling him to purchase 380,320 common shares within sixty days of April 17, 2013. A portion of these shares and options is subject to vesting and other restrictions.
(6)	Mr. Spengler exercises voting power over 109,572 common shares and holds options entitling him to purchase 37,566 common shares within sixty days of April 17, 2013. A portion of these shares and options is subject to vesting and other restrictions.
(7)	Includes common shares held by the Thierry L. Guillemin Revocable Trust dated July 9, 2001, Thierry L. Guillemin and Regine M. Guillemin Trustees. Mr. Guillemin exercises voting power over 29,489 common shares and holds options entitling him to purchase 24,418 common shares within 60 days of April 17, 2013. A portion of these shares and options is subject to vesting and other restrictions. Mr. Guillemin’s business address is 3400 International Drive, N.W., Washington, D.C. 20008.
(8)	Includes common shares held by The Phillip L. Spector Trust U/A dated 12/21/07, The Phillip L. Spector 2007 Family Trust, The Adam L. Spector 2011 Descendants Trust U/A dated September 30, 2011 and The David L. Spector 2011 Descendants Trust U/A dated September 30, 2011. Mr. Spector exercises voting power over these common shares. Mr. Spector also holds options entitling him to purchase 470,635 common shares within sixty days of April 17, 2013. A portion of these shares and options is subject to vesting and other restrictions.
(9)	Directors and executive officers as a group hold 2,280,683 common shares and options and share-based compensation arrangements entitling them to purchase 2,846,395 common shares that are exercisable within sixty days of April 17, 2013 under applicable vesting schedules.

As of the date of this prospectus, approximately 6.3 million common shares, representing approximately 7.6% of our outstanding common shares, are held by approximately 70 United States record holders, after giving effect to the reorganization transactions.

Shareholders Agreements

See “Certain Relationships and Related Party Transactions—Shareholders Agreements.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of our outstanding indebtedness as of the date of this prospectus. The following summary does not reflect some of the name changes effected in connection with the Migration. For additional information regarding our historical debt and other financing arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Intelsat Jackson Senior Secured Credit Facilities

On January 12, 2011, Intelsat Jackson, our wholly-owned subsidiary, entered into the Intelsat Jackson Secured Credit Agreement, which includes a $3.25 billion term loan facility maturing in April 2018 and a $500.0 million revolving credit facility with a five-year maturity, and borrowed the full $3.25 billion available under the term loan facility.

The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan, beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity on April 2, 2018. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2012, Intelsat Jackson had $485.3 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into the Jackson Credit Agreement Amendment, which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility are (i) LIBOR plus 3.25% or (ii) the ABR plus 2.25%. The interest rate may decrease to LIBOR plus 3.00% or ABR plus 2.00% based on the corporate family rating of Intelsat Jackson from Moody’s Investors Service, Inc. LIBOR and the ABR, plus the applicable margins, will be determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Jackson Credit Agreement Amendment, and LIBOR will not be less than 1.25% per annum.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. We were in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.51 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.92 to 1.00 as of December 31, 2012. In the event we were to fail to comply with these financial maintenance covenant ratios and were unable to obtain waivers, we would default under the Intelsat Jackson Secured Credit Agreement, and the lenders under the Intelsat Jackson Secured Credit Agreement could accelerate our obligations thereunder, which would result in an event of default under our outstanding notes and the Intelsat Jackson Unsecured Credit Agreements.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by Intelsat Luxembourg, the direct parent of Intelsat Jackson, pursuant to the Intelsat Jackson Secured Credit Agreement and by certain of Intelsat Jackson’s subsidiaries pursuant to a Guarantee dated as of January 12, 2011, as supplemented from time to time. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors thereof to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

Intelsat Jackson Senior Unsecured Credit Agreement

Intelsat Jackson is party to a senior unsecured credit agreement, referred to as the Intelsat Jackson Senior Unsecured Credit Agreement, which includes a senior unsecured term loan facility due 2014 with $195.2 million outstanding at December 31, 2012. Immediately following the Sponsors Acquisition, Intelsat Bermuda, our indirect wholly-owned subsidiary, transferred certain of its assets (including all of its direct and indirect ownership interests in its subsidiaries) and certain of its liabilities and obligations to a newly formed direct wholly-owned subsidiary, Intelsat Jackson, pursuant to an assignment and assumption agreement (the “Intelsat Bermuda Transfer”). Pursuant to the Intelsat Bermuda Transfer, the Intelsat Jackson Senior Unsecured Credit Agreement was transferred to Intelsat Jackson, and Intelsat Bermuda executed a supplemental agreement pursuant to which it became a guarantor of the Intelsat Jackson Senior Unsecured Credit Agreement.

Borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement bear interest at either (i) LIBOR plus 250 basis points or (ii) the ABR, which is the rate for any day equal to the higher of (a) the Federal Funds Rate plus 1/2 of 1.00% and (b) the rate of interest in effect for such day as its prime rate, plus 150 basis points.

Borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement are prepayable at any time without premium or penalty. With respect to a change of control or asset sales, the Intelsat Jackson Senior Unsecured Credit Agreement contains substantially the same prepayment provisions as apply to Intelsat Jackson’s 8 1/2% Senior Notes due 2019 (the “2019 Jackson Notes”).

Borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement.

The Intelsat Jackson Senior Unsecured Credit Agreement contains substantially the same covenants and events of default as apply to the 2019 Jackson Notes.

New Intelsat Jackson Senior Unsecured Credit Agreement

On July 1, 2008, Intelsat Jackson entered into a senior unsecured credit agreement, referred to as the New Intelsat Jackson Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due 2014 with $810.9 million outstanding as of December 31, 2012. Intelsat Jackson used the proceeds from the borrowings under the New Intelsat Jackson Senior Unsecured Credit Agreement, together with cash on hand, to repay loans tendered in a change of control offer relating to the Intelsat Jackson Senior Unsecured Credit Agreement. The New Intelsat Jackson Senior Unsecured Credit Agreement and the Intelsat Jackson Senior Unsecured Credit Agreement are referred to together as the “Intelsat Jackson Unsecured Credit Agreements.”

Borrowings under the New Intelsat Jackson Senior Unsecured Credit Agreement bear interest at either (i) LIBOR plus 300 basis points or (ii) the ABR, which is the rate for any day equal to the higher of (a) the Federal Funds Rate plus 50 basis points or (b) the prime rate, plus 200 basis points.

Borrowings under the New Intelsat Jackson Senior Unsecured Credit Agreement are prepayable at any time without premium or penalty. With respect to a change of control or asset sales, the New Intelsat Jackson Senior Unsecured Credit Agreement contains substantially the same prepayment provisions as apply to the 2019 Jackson Notes.

Borrowings under the New Intelsat Jackson Senior Unsecured Credit Agreement are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement.

The New Intelsat Jackson Senior Unsecured Credit Agreement contains substantially the same covenants and events of default as apply to the 2019 Jackson Notes.

2019 Jackson 8 1/2% Notes

On October 20, 2009, Intelsat Jackson issued $500.0 million aggregate principal amount of 2019 Jackson Notes. These notes are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement. Interest is payable on the 2019 Jackson Notes semi-annually on May 1 and November 1. Intelsat Jackson may redeem some or all of the 2019 Jackson Notes at any time prior to November 1, 2014 at a price equal to 100% of the principal amount thereof plus the make-whole premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes. Intelsat Jackson had $500.0 million aggregate principal amount of the 2019 Jackson Notes outstanding at December 31, 2012.

Covenants

The terms of the 2019 Jackson Notes include the following covenants:

•	a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur additional debt or issue disqualified or preferred stock;

•	a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to pay dividends or repurchase shares of Intelsat Jackson or any of its parent companies;

•	a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to make certain investments;

•	a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to enter into transactions with affiliates;

•	a limitation on merger, consolidation and sale of assets, applicable to Intelsat Jackson and some of its subsidiaries; and

•

a limitation on Intelsat Jackson’s and some of its subsidiaries’ ability to incur liens on any of their assets securing other indebtedness, unless the 2019 Jackson Notes are equally and ratably secured.

Events of Default

The 2019 Jackson Notes contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 60 days after notice of default has been provided to Intelsat Jackson;

•

failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof having a principal amount in excess of $75 million;

•	insolvency or bankruptcy of Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof; and

•

failure by Intelsat S.A., Intelsat Jackson or a significant subsidiary thereof to pay final judgments aggregating in excess of $75 million, which are not discharged, waived or stayed for 60 days after the entry thereof.

If any event of default occurs and is continuing with respect to the 2019 Jackson Notes, the trustee or the holders of at least 25% in principal amount of the 2019 Jackson Notes may declare the entire principal amount of the 2019 Jackson Notes to be immediately due and payable. If any event of default with respect to the 2019 Jackson Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the 2019 Jackson Notes will be automatically accelerated, without any action by the trustee or any holder.

2020 Jackson Notes

On September 30, 2010, Intelsat Jackson issued $1.0 billion aggregate principal amount of 2020 Jackson Notes. On April 26, 2012, Intelsat Jackson issued an additional $1.2 billion aggregate principal amount of 2020 Jackson Notes. These notes are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement. Interest is payable on the 2020 Jackson Notes semi-annually on April 15 and October 15. Intelsat Jackson may redeem the 2020 Jackson Notes, in whole or in part, prior to October 15, 2015, at a price equal to 100% of the principal amount thereof plus the make-whole premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes. Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the 2020 Jackson Notes on or prior to October 15, 2013 with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent companies at a redemption price equal to 107.25% of the aggregate principal amount thereof, plus accrued and unpaid interest, under the conditions set forth in the notes. The 2020 Jackson Notes have covenants and events of default substantially similar to those of the 2019 Jackson Notes. Intelsat Jackson had $2.2 billion aggregate principal amount of the 2020 Jackson Notes outstanding at December 31, 2012.

2019 Jackson 7 1/4% Notes and 2021 Jackson Notes

On April 5, 2011, Intelsat Jackson issued $1.5 billion aggregate principal amount of 7 1/4% Senior Notes due 2019 (the “2019 Jackson 7 1/4% Notes”) and $1.15 billion aggregate principal amount of 7 1/2% Senior Notes due 2021 (the “2021 Jackson Notes” and together with the 2019 Jackson 7 ¼% Notes, the “New Jackson Notes”). These notes are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement. Interest is payable on the New Jackson Notes semi-annually on April 1 and October 1. Intelsat Jackson may redeem the 2019 Jackson 7 ¼% Notes and the 2021 Jackson Notes, in whole or in part, prior to April 1, 2015 and April 1, 2016, respectively, at a price equal to 100% of the principal amount thereof plus the applicable make-whole premium described in the respective notes. Intelsat Jackson may redeem the 2019 Jackson 7 ¼% Notes and the 2021 Jackson Notes, in whole or in part, on or after April 1, 2015 and April 1, 2016, respectively, at the applicable redemption prices set forth in the respective notes. Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the 2019 Jackson 7 ¼% Notes and the 2021 Jackson Notes on or prior to April 1, 2014, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent companies at a redemption price equal to 107.25% and 107.5%, respectively, of the principal amount thereof, plus accrued and unpaid interest, under the conditions set forth in the respective notes. These notes have covenants and events of default substantially similar to those of the 2019 Jackson Notes. Intelsat Jackson had $1.5 billion aggregate principal amount of its 2019 Jackson 7 ¼% Notes outstanding and $1.15 billion aggregate principal amount of its 2021 Jackson Notes outstanding at December 31, 2012.

6 5/8% Senior Notes due 2022

On October 3, 2012, Intelsat Jackson issued $640.0 million aggregate principal amount of 2022 Jackson Notes. These notes are guaranteed by Intelsat S.A. and Intelsat Luxembourg. Interest is payable on the 2022 Jackson Notes semi-annually on June 15 and December 15. Intelsat Jackson may redeem the 2022 Jackson Notes, in whole or in part, prior to December 15, 2017 at a price equal to 100% of the principal amount thereof plus the make-whole premium described in the notes. Intelsat Jackson may redeem the 2022 Jackson Notes, in whole or in part, on or after December 15, 2017 at the redemption prices set forth in the notes. Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the 2022 Jackson Notes on or prior to December 15, 2015, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent companies at a redemption price equal to 106.625% of the principal amount thereof, plus accrued and unpaid interest, under the conditions set forth in the notes. These notes have covenants and events of default substantially similar to those of the 2019 Jackson Notes. Intelsat Jackson had $640.0 million aggregate principal amount of its 2022 Jackson Notes outstanding at December 31, 2012.

2017 Luxembourg Notes

On June 27, 2008, Intelsat Luxembourg, our wholly-owned subsidiary, issued $2.81 billion aggregate principal amount of 2017 Senior Notes and $2.23 billion aggregate principal amount of 2017 PIK Notes (collectively, the “2017 Luxembourg Notes”).

The 2017 Senior Notes bore interest at 7 7/8% per annum on and prior to August 4, 2008, and bear interest at 11¼% per annum after August 4, 2008. The 2017 Senior Notes mature in February of 2017. Interest is payable on the 2017 Senior Notes semi-annually on February 15 and August 15 of each year. Intelsat Luxembourg had $2.8 billion in aggregate principal amount of the 2017 Senior Notes outstanding at December 31, 2012.

The 2017 PIK Notes mature in February of 2017. Interest on the 2017 PIK Notes is payable semiannually on February 15 and August 15 of each year. Intelsat Luxembourg was permitted, at its option, to elect to pay interest on the 2017 PIK Notes (i) entirely in cash, (ii) entirely in PIK interest or (iii) 50% in cash and 50% in PIK interest, through February 15, 2013. After February 15, 2013, interest on the 2017 PIK Notes is payable in cash only. Cash interest on the 2017 PIK Notes accrued at the rate of 7.53% per annum on and prior to August 4, 2008, and accrues at 11 ½% per annum after August 4, 2008. If we elected to pay PIK interest, the applicable PIK interest rate was the cash pay interest rate in effect during the period plus 1.00%. If we elected to pay any PIK interest, we either increased the principal amount of the outstanding 2017 PIK Notes or issued new 2017 PIK Notes to holders of the 2017 PIK Notes in an amount equal to the amount of PIK interest for the applicable interest payment period. We made elections to pay interest on the 2017 PIK Notes entirely in cash for the interest periods August 15, 2011 through February 15, 2012, February 15, 2012 through August 15, 2012 and August 15, 2012 through February 15, 2013. Intelsat Luxembourg had $2.5 billion in aggregate principal amount of the 2017 PIK Notes outstanding at December 31, 2012.

The 2017 Luxembourg Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s existing and future senior indebtedness and are senior in right of payment to any future subordinated indebtedness of Intelsat Luxembourg. The 2017 Luxembourg Notes are effectively subordinated to any secured indebtedness of Intelsat Luxembourg to the extent of the value of the assets securing such secured indebtedness and are effectively subordinated to any indebtedness and other liabilities of any subsidiaries of Intelsat Luxembourg. No subsidiaries of Intelsat Luxembourg guaranteed the 2017 Luxembourg Notes. Intelsat S.A. guarantees the 2017 Luxembourg Notes but is under no obligation to continue such guarantee. Intelsat Luxembourg may redeem the 2017 Luxembourg Notes, in whole or in part, prior to February 15, 2013, at a price equal to 100% of the principal amount thereof plus the applicable make-whole premium described in the respective notes. Thereafter, Intelsat Luxembourg may redeem some or all of the 2017 Luxembourg Notes at the applicable redemption prices set forth in the respective notes. These notes have covenants and events of default substantially similar to those of the 2019 Jackson Notes.

On April 5, 2013, Intelsat Luxembourg redeemed $915.0 million aggregate principal amount of the 2017 PIK Notes at a redemption price equal to 105.75% of the principal amount of the 2017 PIK Notes, plus accrued and unpaid interest thereon to the redemption date (the “Initial PIK Notes Redemption”). On March 21, 2013, Intelsat Luxembourg issued a notice of redemption pursuant to the indenture governing its 2017 PIK Notes that it intends to redeem on April 20, 2013, subject to the financing condition described below, all of the outstanding 2017 PIK Notes not subject to the redemption notice described above at a redemption price equal to 105.75% of the principal amount of the 2017 PIK Notes, plus accrued and unpaid interest thereon to the redemption date (the “Subsequent PIK Notes Redemption”). On March 21, 2013, Intelsat Luxembourg issued a notice of redemption pursuant to the indenture governing its 2017 Senior Notes that it intends to redeem on April 20, 2013, subject to the financing condition described below, $754.8 million aggregate principal amount of its 2017 Senior Notes at a redemption price equal to 105.625% of the principal amount of the 2017 Senior Notes, plus accrued and unpaid interest thereon to the redemption date (the “Senior Notes Redemption”).

The Subsequent PIK Notes Redemption and the Senior Notes Redemption are each conditioned on the completion of one or more debt financings on or prior to April 20, 2013 by Intelsat Luxembourg on terms satisfactory to Intelsat Luxembourg providing funds sufficient for Intelsat Luxembourg to pay the aggregate redemption payment for the portion of the outstanding 2017 PIK Notes or 2017 Senior Notes, as applicable, to be redeemed on April 20, 2013.

Intelsat Luxembourg Senior Notes due 2018, 2021 and 2023

On April 5, 2013, Intelsat Luxembourg issued $500.0 million aggregate principal amount of 2018 Luxembourg Notes, $2.0 billion aggregate principal amount of 2021 Luxembourg Notes and $1.0 billion aggregate principal amount of 2023 Luxembourg Notes. These notes are guaranteed by Intelsat S.A. The 2018 Luxembourg Notes mature on June 1, 2018, the 2021 Luxembourg Notes mature on June 1, 2021 and the 2023 Luxembourg Notes mature on June 1, 2023. Interest is payable on the 2018 Luxembourg Notes, 2021 Luxembourg Notes and 2023 Luxembourg Notes semi-annually on June 1 and December 1. Intelsat Luxembourg may redeem the 2018 Luxembourg Notes, the 2021 Luxembourg Notes and the 2023 Luxembourg Notes, in whole or in part, prior to June 1, 2015, June 1, 2017 and June 1, 2018, respectively, at a price equal to 100% of the principal amount thereof plus the applicable make-whole premium described in the respective notes. Thereafter, Intelsat Luxembourg may redeem the 2018 Luxembourg Notes, the 2021 Luxembourg Notes and the 2023 Luxembourg Notes at the applicable redemption prices set forth in the respective notes. Intelsat Luxembourg may redeem up to 40% of the aggregate principal amount of each of the 2018 Luxembourg Notes, the 2021 Luxembourg Notes and the 2023 Luxembourg Notes on or prior to June 1, 2015, June 1, 2016 and June 1, 2016, respectively, with the net cash proceeds of one or more equity offerings by Intelsat Luxembourg or its direct or indirect parent companies at a redemption price equal to 106.75%, 107.75% and 108.125%, respectively, of the principal amount thereof, plus accrued and unpaid interest, under the conditions set forth in the respective notes. These notes have covenants and events of default substantially similar to those of the 2019 Jackson Notes. Intelsat Luxembourg used a portion of the proceeds of the offering of these notes to pay the aggregate redemption payment in the Initial PIK Notes Redemption and expects to use the remaining proceeds of the offering to pay the aggregate redemption payments in the Subsequent PIK Notes Redemption and the Senior Notes Redemption.

Intelsat S.A. Senior Notes due 2013

On November 7, 2003, Intelsat, Ltd. (now known as Intelsat S.A.) issued $700.0 million in aggregate principal amount of 6 1/2% Senior Notes due 2013, referred to as the Original 2013 Senior Notes, in a private placement to initial purchasers that resold the notes pursuant to Rule 144A in the United States and in accordance with Regulation S outside of the United States. In February 2004, Intelsat, Ltd. exchanged substantially all of these notes for notes registered under the Securities Act, referred to as the 2013 Senior Notes, after an exchange offer conducted pursuant to a registration rights agreement that Intelsat, Ltd. entered into with the initial purchasers of the Original 2013 Senior Notes. Interest is payable on the 2013 Senior Notes semi-annually on May 1 and November 1 of each year. Intelsat S.A. may redeem some or all of the 2013 Senior Notes at any time at the redemption prices set forth in the 2013 Senior Notes.

The 2013 Senior Notes are senior unsecured obligations of Intelsat S.A. and rank equally with its other senior unsecured indebtedness.

On February 12, 2009, Intelsat Sub Holdco purchased $346.5 million of the 2013 Senior Notes for $254.6 million pursuant to a tender offer. In October 2009, these notes were distributed to Intelsat, Ltd., at which time they were cancelled.

Intelsat S.A. had $353.6 million aggregate principal amount of the 2013 Senior Notes outstanding at December 31, 2012.

Covenants

The terms of the 2013 Senior Notes include the following covenants:

•	a limitation on merger, consolidation and sale of assets, applicable to Intelsat S.A. and some of its subsidiaries;

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a limitation on the ability of Intelsat S.A. and some of its subsidiaries to incur liens on any of their respective assets securing other indebtedness, unless the 2013 Senior Notes are equally and ratably secured; and

•	a limitation on sale leaseback transactions, applicable to Intelsat S.A. and some of its subsidiaries.

On April 22, 2010, Intelsat S.A. completed a consent solicitation that amended certain terms of the indenture governing the 2013 Senior Notes. The most significant amendments replaced the limitation on secured debt covenant, which limited secured debt of Intelsat S.A. and its restricted subsidiaries to 15% of their consolidated net tangible assets (subject to certain exceptions), with a new limitation on liens covenant, which generally limits such secured debt to two times the adjusted EBITDA of Intelsat S.A. plus certain general baskets (subject to certain exceptions), and made certain corresponding changes to the sale and leaseback covenant as a result of the addition of the new limitation on liens covenant.

Events of Default

The 2013 Senior Notes contain events of default with respect to:

•	default in payments of interest after a 30-day grace period or a default in the payment of principal when due;

•	default in the performance of any covenant in the indenture that continues for more than 90 days after notice of default has been provided to Intelsat S.A.;

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failure to make any payment when due, including applicable grace periods, under any indebtedness for money borrowed by Intelsat S.A. or a significant subsidiary thereof having a principal amount in excess of $50 million;

•	the acceleration of the maturity of any indebtedness for money borrowed by Intelsat S.A. or a significant subsidiary thereof having a principal amount in excess of $50 million; or

•	insolvency or bankruptcy of Intelsat S.A. or one of its significant subsidiaries.

If any of these events of default occurs and is continuing with respect to the 2013 Senior Notes, the trustee or the holders of not less than 25% in principal amount of the 2013 Senior Notes may declare the entire principal amount of the 2013 Senior Notes to be immediately due and payable. If any event of default with respect to the 2013 Senior Notes occurs because of events of bankruptcy, insolvency or reorganization, the entire principal amount of the 2013 Senior Notes will be automatically accelerated, without any action by the trustee or any holder.

Refinancing Commitment

Intelsat S.A. has obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the 2013 Senior Notes on or immediately prior to their maturity date, in the event that Intelsat S.A. does not otherwise refinance or retire the 2013 Senior Notes. These term loans will have a maturity of two years from funding, and the funding thereof is subject to various terms and conditions. The financing commitment will expire upon the consummation of the common shares offering.

DESCRIPTION OF SERIES A PREFERRED SHARES

The following is a summary of certain provisions of our articles of incorporation relating to our 5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value of $0.01 per share, which we refer to as our Series A preferred shares. A copy of the articles of incorporation is available upon request from us at the address set forth in the section of this prospectus entitled “Where You Can Find More Information.” The following summary of the terms of the Series A preferred shares is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation.

As used in this section, the terms “us,” “we” or “our” refer to Intelsat Global Holdings S.A. and not any of its subsidiaries.

General

Under our articles of incorporation, we will have an authorized share capital of $10,000,000, represented by 1,000,000,000 shares of any class with a nominal value of $0.01 per share. As described under “Description of Share Capital,” our articles of incorporation authorize the board of directors to issue shares of any class within the limits of the authorized unissued share capital at such times and on such terms and conditions as the board or its delegates may in its or their discretion resolve during the period ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Mémorial, Recueil des Sociétés et Associations, the Luxembourg official gazette (unless it is extended, amended or renewed; we currently intend to seek renewals and/or extensions as required from time to time). At the consummation of this offering, we will issue 3,000,000 Series A preferred shares. In addition, we have granted the underwriters an option to purchase up to 450,000 additional Series A preferred shares in accordance with the procedures set forth in “Underwriting.”

When issued, the Series A preferred shares and any common shares issued upon the conversion of the Series A preferred shares will be fully paid and nonassessable. Except as described under “Description of Share Capital—Preemptive Rights,” the holders of the Series A preferred shares will have no preemptive or preferential rights to purchase or subscribe to shares, obligations, warrants or other securities of ours of any class. American Stock Transfer & Trust Company will serve as the transfer agent and registrar of our common shares and will serve as transfer agent, registrar and conversion and dividend disbursing agent for the Series A preferred shares.

Ranking

The Series A preferred shares, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, rank:

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senior to (i) our common shares and (ii) each other class of share capital or series of preferred shares established after the first original issue date of the Series A preferred shares (which we refer to as the “issue date”) the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “junior shares”);

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on parity with any class of share capital or series of preferred shares established after the issue date the terms of which expressly provide that such class or series will rank on a parity with the Series A preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “parity shares”);

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junior to each class of share capital or series of preferred shares established after the issue date the terms of which expressly provide that such class or series will rank senior to the Series A preferred shares as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “senior shares”); and

•	junior to our existing and future indebtedness.

In addition, the Series A preferred shares, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, will be structurally subordinated to existing and future indebtedness of our subsidiaries as well as the share capital of our subsidiaries held by third parties.

Dividends

Subject to the rights of holders of shares of any class of share capital ranking senior to the Series A preferred shares with respect to dividends, holders of Series A preferred shares will be entitled to receive, when, as and if declared by our board of directors or by a general meeting of our shareholders, out of profits or reserves legally available for payment, cumulative dividends at the rate per annum of 5.75% on the liquidation preference of $50.00 per Series A preferred share (equivalent to $2.875 per annum per share), payable in cash, by delivery of our common shares or through any combination of cash and our common shares, as determined by us in our sole discretion (subject to the limitations described below). See “—Method of Payment of Dividends.” Dividends on the Series A preferred shares may be declared quarterly, and if declared, will be payable quarterly on February 1 , May 1, August 1 and November 1 of each year; to and including the mandatory conversion date (as defined below), commencing on August 1, 2013 (each, a “dividend payment date”) at such annual rate, and shall be calculated from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the issue date of the Series A preferred shares. Dividends for any dividend period or periods shall accumulate whether or not there have been profits or reserves legally available for the declaration and payment of such dividends. Under Luxembourg law, dividends may only accumulate so long as they remain undeclared. Once a dividend is declared, it becomes a liability of the Company and the Company is liable to make the payment to the relevant holders. Declared dividends will be payable on the relevant dividend payment date to holders of record as they appear on our share register at 5:00 p.m., New York City time, on the immediately preceding January 15, April 15, July 15 and October 15 (each, a “record date”), whether or not such holders convert their shares, or such shares are automatically converted, after a record date and on or prior to the immediately succeeding dividend payment date. These record dates will apply regardless of whether a particular record date is a business day. A “business day” means any day other than a Saturday or Sunday or other day on which commercial banks in New York City or Luxembourg, Luxembourg are authorized or required by law or executive order to close. If a dividend payment date is not a business day, payment will be made on the next succeeding business day, without any interest or other payment in lieu of interest accruing with respect to this delay.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of our Series A preferred shares and will end on and exclude the August 1, 2013 dividend payment date. The amount of dividends payable on each Series A preferred share for each full dividend period will be computed by dividing the annual dividend rate by four. Dividends payable on the Series A preferred shares for any period other than a full dividend period will be computed based upon the actual number of days elapsed during the period over a 360-day year (consisting of twelve 30-day months). Accordingly, the dividend on the Series A preferred shares for the first dividend period, assuming the issue date is April 23, 2013 will be $0.799 per share (based on the annual dividend rate of 5.75% and a liquidation preference of $50.00 per share) and will be payable, when, as and if declared, on August 1, 2013. The dividend on the Series A preferred shares for each subsequent dividend period, when, as and if declared, will be $0.719 per share (based on the annual dividend rate of 5.75% and a liquidation preference of $50.00 per share). Accumulated dividends will not bear interest if they are paid subsequent to the applicable dividend payment date.

No dividend will be declared or paid upon, or any sum or number of common shares set apart for the payment of dividends upon, any outstanding Series A preferred shares with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of common shares has been set apart for the payment of such dividends upon, all outstanding Series A preferred shares.

Our ability to declare and pay cash dividends and make other distributions with respect to our share capital, including the Series A preferred shares, may be limited by the terms of any indentures, credit agreements and other financing arrangements that we may enter into in the future and our ability to receive distributions from our subsidiaries, which is in turn limited by the terms of the indentures and credit agreements governing a substantial portion of their outstanding debt and other agreements. In addition, our ability to declare and pay dividends may be limited by applicable Luxembourg law. See “Risk Factors—Risk Factors Relating to the Offering and Series A Preferred Shares and Common Shares—Our ability to pay dividends on our Series A preferred shares may be limited.”

So long as any Series A preferred share remains outstanding, no dividend or distribution shall be declared or paid on the common shares or any other junior shares, and no common shares or junior shares shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or any of our subsidiaries unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of common shares has been set apart for the payment of such dividends upon, all outstanding Series A preferred shares. The foregoing limitation shall not apply to: (i) a dividend payable on any junior shares in shares of any other junior shares, or to the acquisition of any junior shares in exchange for, or through application of the proceeds of the sale of, shares of any other junior shares; (ii) redemptions, purchases or other acquisitions of common shares or other junior shares in connection with the administration of any benefit or other incentive plan in the ordinary course of business (including purchases to offset the share dilution amount pursuant to a publicly announced repurchase plan); provided that any purchases to offset the share dilution amount shall in no event exceed the share dilution amount; (iii) any dividends or distributions of rights or junior shares in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan; (iv) the acquisition by us or any of our subsidiaries of record ownership in junior shares for the beneficial ownership of any other persons (other than us or any of our subsidiaries), including as trustees or custodians; (v) the exchange or conversion of junior shares for or into other junior shares (with the same or lesser aggregate liquidation amount); and (vi) any redemption, repurchase or purchase in any way because of Communications Law Limitation reasons. The phrase “share dilution amount” means the increase in the number of diluted shares outstanding (determined in accordance with U.S. GAAP, and as measured from the issue date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any share split, share dividend, reverse share split, reclassification or similar transaction.

When dividends are not paid in full (or declared and a sum or number of common shares sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any dividend payment date on Series A preferred shares, all dividends declared on the Series A preferred shares and any other parity shares shall be declared so that the respective amounts of such dividends declared on the Series A preferred shares and each such other class or series of parity shares shall bear the same ratio to each other as all accumulated dividends per share on the Series A preferred shares and such class or series of parity shares (subject to their having been declared by the board of directors or our general meeting of shareholders out of legally available profits or reserves and including, all accumulated dividends) bear to each other; provided that any undeclared and unpaid dividends will continue to accumulate.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by our board of directors or by a general meeting of our shareholders may be declared and paid on any securities, including common shares and other junior shares, from time to time out of any profits or reserves legally available for such payment, and holders of the Series A preferred shares shall not be entitled to participate in any such dividends.

Method of Payment of Dividends

Subject to the limitations described below, we may pay any declared dividend (or any portion of any declared dividend) on the Series A preferred shares (whether or not for a current dividend period or any prior dividend period, including in connection with the payment of declared and unpaid dividends pursuant to the provisions described in “—Mandatory Conversion” and “—Conversion at the Option of the Holder Upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount”), determined in our sole discretion:

•	in cash;

•	by delivery of our common shares; or

•	through any combination of cash and our common shares.

We will make each payment of a declared dividend on the Series A preferred shares in cash, except to the extent we elect to make all or any portion of such payment in our common shares. We will give the holders of the Series A preferred shares notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common shares no later than 12 trading days (as defined below) prior to the dividend payment date for such dividend.

If we elect to make any such payment of a declared dividend, or any portion thereof, in our common shares, such shares shall be valued for such purpose, in the case of any dividend payment or portion thereof, at 97% of the average VWAP per share (as defined below) of our common shares over the ten consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “average price”).

No fractional common shares will be delivered to the holders of the Series A preferred shares in respect of dividends. We will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a common share based on the average VWAP per common share over the ten consecutive trading day period ending on the second trading day immediately preceding the relevant dividend payment date.

To the extent a shelf registration statement is required in our reasonable judgment in connection with the issuance of or for resales of common shares issued as payment of a dividend, including dividends paid in connection with a conversion, we will, to the extent such a registration statement is not currently filed and effective, use our reasonable best efforts to file and maintain the effectiveness of such a shelf registration statement until the earlier of such time as all such common shares have been resold thereunder and such time as all such shares are freely tradable without registration. To the extent applicable, we will also use our reasonable best efforts to have the common shares qualified or registered under applicable state securities laws, if required, and approved for listing on the NYSE (or if our common shares are not listed on the NYSE, on the principal other U.S. national or regional securities exchange on which our common shares are then listed).

Notwithstanding the foregoing, in no event will the number of common shares delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $6.30, which amount represents approximately 35% of the initial price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate as set forth below in “—Anti-dilution Adjustments” (such dollar amount, as adjusted, the “floor price”). To the extent that the amount of the declared dividend exceeds the product of the number of common shares delivered in connection with such declared dividend and the average price, we will, if we are legally able to do so, pay such excess amount in cash.

Redemption

The Series A preferred shares will not be redeemable.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Series A preferred shares will be entitled to receive a liquidation preference in the amount of $50.00 per Series A preferred share (the “liquidation preference”), plus an amount equal to accumulated dividends and declared and unpaid dividends on the shares to but excluding the date fixed for liquidation, winding-up or dissolution to be paid out of our assets available for distribution to our shareholders, after satisfaction of liabilities to our creditors and holders of any senior shares and before any payment or distribution is made to holders of junior shares (including our common shares). If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference plus an amount equal to accumulated dividends and declared and unpaid dividends of the Series A preferred shares and all parity shares are not paid in full, the holders of the Series A preferred shares and any parity shares will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and an amount equal to accumulated dividends and declared and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and an amount equal to accumulated dividends and declared and unpaid dividends to which they are entitled, the holders of the Series A preferred shares will have no right or claim to any of our remaining assets.

Neither the sale of all or substantially all of our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

Our articles of incorporation do not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A preferred shares even though it is substantially in excess of the nominal value thereof.

Voting Rights

The holders of the Series A preferred shares do not have any voting rights other than those described below, except as specifically required by Luxembourg law.

Whenever, for a period of two successive financial years where the issuer realized net profits, preferential dividends on any Series A preferred shares have not been declared and paid (a “nonpayment”), the holders of such Series A preferred shares will be entitled to the same voting rights as holders of our common shares until such time as all cumulative preferred dividends have been paid, with each Series A preferred share having one vote per share.

As used in this prospectus, “voting preferred shares” means any other class or series of our preferred shares ranking equally with the Series A preferred shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable.

If and when all unpaid dividends have been paid in full, the holders of Series A preferred shares shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment.

So long as any Series A preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of: (i) at least two-thirds of the outstanding Series A preferred shares as a separate class or (ii) at least two-thirds of the outstanding Series A preferred shares and all other series of preferred shares entitled to vote thereon under our articles of incorporation or applicable law:

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amend or alter the provisions of our articles of incorporation so as to authorize or create, or increase the authorized amount of, any specific class or series of shares ranking senior to the Series A preferred shares with respect to payment of dividends or the distribution, to the extent this adversely impacts the Series A preferred shares, of our assets upon our liquidation, dissolution or winding up; or

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amend, alter or repeal the provisions of our articles of incorporation so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series A preferred shares, taken as a whole; or

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consummate a binding share exchange or reclassification involving the Series A preferred shares or a merger or consolidation of us into or with another entity, unless in each case: (i) Series A preferred shares remain outstanding and are not amended in any respect or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent; and (ii) such Series A preferred shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series A preferred shares immediately prior to such consummation, taken as a whole;

provided, however, that, unless otherwise required by law, (1) any increase in the number of our authorized but unissued preferred shares, (2) any increase in the authorized or issued number of Series A preferred shares and (3) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred shares ranking equally with or junior to the Series A preferred shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon our liquidation, dissolution or winding up, will be deemed not to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series A preferred shares.

Without the consent of the holders of the Series A preferred shares, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the Series A preferred shares, taken as a whole, we may unless otherwise required by law amend, alter, supplement, or repeal any terms of the Series A preferred shares for the following purposes:

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to cure any ambiguity or mistake, or to correct or supplement any provision contained in the articles of incorporation relating to the Series A preferred shares that may be defective or inconsistent with any other provision contained in the articles of incorporation relating to the Series A preferred shares; or

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to make any provision with respect to matters or questions relating to the Series A preferred shares that is not inconsistent with the provisions of the articles of incorporation relating to the Series A preferred shares.

Mandatory Conversion

Each Series A preferred share, unless previously converted, will automatically convert on May 1, 2016 (the “mandatory conversion date”), into a number of common shares equal to the conversion rate described below. If we declare a dividend for the dividend period ending on the mandatory conversion date, we will pay such dividend to the holders of record on the immediately preceding record date, as described above under “—Dividends.” If prior to the mandatory conversion date we have not declared all or any portion of the accumulated dividends on the Series A preferred shares, the conversion rate will be adjusted so that holders receive an additional number of common shares equal to the amount of such accumulated dividends (the “additional conversion amount”) divided by the greater of the floor price and the applicable market value (as defined below). To the extent that the additional conversion amount exceeds the product of the number of additional shares and the applicable market value, we will, if we are legally able to do so, declare and pay such excess amount in cash pro rata to the holders of the Series A preferred shares.

The conversion rate, which is the number of common shares issuable upon conversion of each Series A preferred share on the mandatory conversion date, will, subject to adjustment as described in “—Anti-dilution Adjustments” below, be as follows:

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if the applicable market value of our common shares is greater than $22.05, which we call the “threshold appreciation price,” then the conversion rate will be 2.2676 common shares per Series A preferred share (the “minimum conversion rate”), which is equal to $50.00 divided by the threshold appreciation price;

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if the applicable market value of our common shares is less than or equal to the threshold appreciation price but equal to or greater than $18.00 (the “initial price,” which equals the price at which we initially offered our common shares to the public in the concurrent initial public offering of our common shares), then the conversion rate will be equal to $50.00 divided by the applicable market value of our common shares, which will be between 2.2676 and 2.7778 common shares per Series A preferred share; or

•

if the applicable market value of our common shares is less than the initial price, then the conversion rate will be 2.7778 common shares per Series A preferred share (the “maximum conversion rate”), which is equal to $50.00 divided by the initial price.

We refer to the minimum conversion rate and the maximum conversion rate collectively as the “fixed conversion rates.” The fixed conversion rates, the initial price, the threshold appreciation price and the applicable market value are each subject to adjustment as described in “—Anti-dilution Adjustments” below.

Hypothetical conversion values upon mandatory conversion

For illustrative purposes only, the following table shows the number of common shares that a holder of our Series A preferred shares would receive upon mandatory conversion of one Series A preferred share at various applicable market values for our common shares. The table assumes that there will be no conversion adjustments as described below in “—Anti-dilution Adjustments” and that dividends on the Series A preferred shares will be paid in cash. The actual applicable market value of our common shares may differ from those set forth in the table below. Given an initial price of $18.00 and a threshold appreciation price of $22.05, a holder of our Series A preferred shares would receive on the mandatory conversion date the number of common shares per Series A preferred share set forth below:

Applicable market value of our common shares	Number of common shares to be received upon conversion	Conversion value (applicable market value multiplied by the number of common shares to be received upon conversion)
$5.00	2.7778	$13.89
$10.00	2.7778	$27.78
$15.00	2.7778	$41.67
$18.00	2.7778	$50.00
$19.00	2.6316	$50.00
$20.00	2.5000	$50.00
$21.00	2.3810	$50.00
$22.05	2.2676	$50.00
$30.00	2.2676	$68.03
$40.00	2.2676	$90.70
$50.00	2.2676	$113.38
$60.00	2.2676	$136.05

Accordingly, if the applicable market value of our common shares is greater than the threshold appreciation price, the aggregate market value of our common shares delivered upon conversion of each Series A preferred share will be greater than the $50.00 liquidation preference of the Series A preferred share, assuming that the market price of our common shares on the mandatory conversion date is the same as the applicable market value of our common shares. If the applicable market value for our common shares is equal to or greater than the initial price and equal to or less than the threshold appreciation price, the aggregate market value of our common shares delivered upon conversion of each Series A preferred share will be equal to the $50.00 liquidation preference of the Series A preferred share, assuming that the market price of our common shares on the mandatory conversion date is the same as the applicable market value of our common shares. If the applicable market value of our common shares is less than the initial price, the aggregate market value of our common shares delivered upon conversion of each Series A preferred share will be less than the $50.00 liquidation preference of the Series A preferred share, assuming that the market price of our common shares on the mandatory conversion date is the same as the applicable market value of our common shares.

Definitions

“Applicable market value” means the average of the closing prices per common share over the 40 consecutive trading day period ending on the third trading day immediately preceding the mandatory conversion date.

The “threshold appreciation price” represents an approximately 22.5% appreciation over the initial price.

The “closing price” of our common shares or any securities distributed in a spin-off, as the case may be, on any date of determination means:

•	the closing price or, if no closing price is reported, the last reported sale price of our common shares or such other securities on the NYSE on that date; or

•

if our common shares or such other securities are not traded on the NYSE, the closing price on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common shares or such other securities are so traded or, if no closing price is reported, the last reported sale price of our common shares or such other securities on the principal U.S. national or regional securities exchange on which our common shares or such other securities are so traded on that date; or

•

if our common shares or such other securities are not traded on a U.S. national or regional securities exchange, the last quoted bid price on that date for our common shares or such other securities in the over-the-counter market as reported by Pink OTC Markets Inc. or a similar organization; or

•

if our common shares or such other securities are not so quoted by Pink OTC Markets Inc. or a similar organization, the market price of our common shares or such other securities on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

All references herein to the closing price of our common shares and the last reported sale price of our common shares on the NYSE shall be such closing price and such last reported sale price as reflected on the website of the NYSE (www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing price and the last reported sale price as reflected on the website of the NYSE and as reported by Bloomberg Professional Service, the closing price and the last reported sale price on the website of the NYSE shall govern.

A “trading day” is a day on which our common shares:

•	are not suspended from trading on any U.S. national or regional securities exchange or association or over-the-counter market at the close of business; and

•	has traded at least once on the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common shares.

“VWAP” per common share on any trading day means the per share volume-weighted average price as displayed on Bloomberg page “I <EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, “VWAP” means the market value per common share on such trading day as determined by a nationally recognized independent investment banking firm retained by us for this purpose. The “average VWAP” means the average of the VWAP for each trading day in the relevant period.

Conversion at the Option of the Holder

Other than during a cash acquisition conversion period (as defined below in “—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount”), holders of the Series A preferred shares have the right to convert their Series A preferred shares, in whole or in part (but in no event less than one Series A preferred share), at any time prior to the mandatory conversion date, into common shares at the minimum conversion rate of 2.2676 common shares per Series A preferred share, subject to adjustment as described in “—Anti-dilution Adjustments” below.

If as of the effective date of any early conversion (the “early conversion date”), we have not declared all or any portion of the accumulated dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that converting holders receive an additional number of common shares equal to such amount of accumulated dividends, divided by the greater of the floor price and the average of the closing prices of our common shares over the 40 consecutive trading day period ending on the third trading day immediately preceding the early conversion date.

Except as described above, upon any optional conversion of any Series A preferred shares, we will make no payment or allowance for unpaid dividends on such Series A preferred shares.

Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount

General

If certain events, which we refer to as a “cash acquisition” (as defined below) occur, on or prior to the mandatory conversion date, holders of the Series A preferred shares will have the right to: (i) convert their Series A preferred shares, in whole or in part (but in no event less than one Series A preferred share), into common shares at the cash acquisition conversion rate described below; (ii) with respect to such converted shares, receive a cash acquisition dividend make-whole amount (as defined below); and (iii) with respect to such converted shares, to the extent that, as of the effective date of the cash acquisition, we have not declared any or all of the accumulated dividends on the Series A preferred shares as of such effective date, receive an adjustment in the conversion rate and, under certain circumstances, a cash payment, as described below.

To exercise this right, holders must submit their Series A preferred shares for conversion at any time during the period (the “cash acquisition conversion period”) beginning on the effective date of such cash acquisition (the “effective date”) and ending at 5:00 p.m., New York City time, on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date) at the conversion rate specified in the table below (the “cash acquisition conversion rate”). Holders of Series A preferred shares who do not submit their shares for conversion during the cash acquisition conversion period will not be entitled to convert their Series A preferred shares at the cash acquisition conversion rate or to receive the cash acquisition dividend make-whole amount. Upon conversion, holders will receive, per Series A preferred share: (i) a number of common shares equal to the cash acquisition conversion rate; (ii) the cash acquisition dividend make-whole amount (as defined below) payable in cash or our common shares, as described below; and (iii) to the extent that, as of the effective date of the cash acquisition, we have not declared any or all of the accumulated dividends on the Series A preferred shares as of such effective date, an adjustment in the conversion rate and, under certain circumstances, a cash payment, as described below. If the effective date of a cash acquisition falls during a dividend period for which we have declared a dividend, we will pay such dividend on the relevant dividend payment date to the holders of record on the immediately preceding record date, as described in “—Dividends.”

We will notify holders of the anticipated effective date of a cash acquisition at least 20 calendar days prior to such anticipated effective date or, if such prior notice is not practicable, notify holders of the effective date of a cash acquisition no later than the tenth calendar day immediately following such effective date. If we notify holders of a cash acquisition later than the twentieth calendar day prior to the effective date of a cash acquisition, the cash acquisition conversion period will be extended by a number of days equal to the number of days from, and including, the twentieth calendar day prior to the effective date of the cash acquisition to, but excluding, the date of the notice; provided that the cash acquisition conversion period will not be extended beyond the mandatory conversion date.

A “cash acquisition” will be deemed to have occurred, at such time after the issue date of the Series A preferred shares, upon: (i) the consummation of any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, recapitalization or otherwise) in connection with which 90% or more of our common shares is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration 10% or more of which is not common shares that is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; (ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than us, any of our majority-owned subsidiaries or any of our or our majority-owned subsidiaries’ employee benefit plans, or any of the Permitted Holders becoming the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of share capital then outstanding entitled to vote generally in elections of our directors; or (iii) our common shares (or any common shares, depositary receipts or other securities representing common equity interests into which our Series A preferred shares become convertible in connection with a reorganization event) cease to be listed for trading on the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) or other United States national securities exchange.

The term “Permitted Holders” means, at any time, (i) the Sponsors, (ii) the Management Group and (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i) and/or (ii) above, and that (directly or indirectly) hold or acquire beneficial ownership of the share capital of the Company entitled to vote in elections of our directors (a “Permitted Holder Group”), so long as no Person or other “group” (other than Permitted Holders specified in clauses (i) and (ii) above) beneficially owns more than 50% on a fully diluted basis of the share capital of the Company entitled to vote in elections of our directors held by such Permitted Holder Group. The term “Sponsors” means (1) one or more investment funds advised, managed or controlled by BC Partners Holdings Limited or any Affiliate thereof, (2) one or more investment funds advised, managed or controlled by Silver Lake or any Affiliate thereof and (3) one or more investment funds advised, managed or controlled by any of the Persons described in clauses (1) and (2) of this definition, and, in each case, (whether individually or as a group) their Affiliates. The term “Management Group” means the group consisting of the directors, executive officers and other management personnel of the Company on the Preferred A Issue Date. The term “Affiliate” means, of any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

Cash acquisition conversion rate

The cash acquisition conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price (the “share price”) paid per common share in such transaction. If the holders of our common shares receive only cash in the cash acquisition, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average VWAP per common share over the 10 consecutive trading day period ending on the trading day preceding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of our Series A preferred shares are adjusted. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the cash acquisition conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth in “—Anti-dilution Adjustments.”

The following table sets forth the cash acquisition conversion rate per Series A preferred share for each share price and effective date set forth below.

	Share price on effective date

Effective date	$5.00	$10.00	$12.50	$15.00	$18.00	$20.00	$22.05	$25.00	$30.00	$40.00	$50.00	$60.00

April 17, 2013	2.7297	2.6281	2.5428	2.4597	2.3780	2.3368	2.3047	2.2729	2.2451	2.2313	2.2311	2.2321

May 1, 2014	2.7493	2.6952	2.6199	2.5295	2.4292	2.3759	2.3340	2.2932	2.2596	2.2450	2.2445	2.2448

May 1, 2015	2.7639	2.7534	2.7120	2.6280	2.5000	2.4226	2.3608	2.3044	2.2665	2.2564	2.2562	2.2562

May 1, 2016	2.7778	2.7778	2.7778	2.7778	2.7778	2.5000	2.2676	2.2676	2.2676	2.2676	2.2676	2.2676

The exact share price and effective dates may not be set forth in the table, in which case:

•

if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•

if the share price is in excess of $60.00 per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the share price is less than $5.00 per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash acquisition dividend make-whole amount

For any Series A preferred shares that are converted during the cash acquisition conversion period, in addition to the common shares issued upon conversion at the cash acquisition conversion rate, we shall either:

(a) pay you in cash, to the extent we are legally permitted to do so, the present value, computed using a discount rate of 5.75% per annum, of all dividend payments on your Series A preferred shares for all the remaining dividend periods (excluding any accumulated dividends as of the effective date of the cash acquisition) from such effective date to but excluding the mandatory conversion date (the “cash acquisition dividend make-whole amount”), or

(b) increase the number of common shares to be issued on conversion by a number equal to (x) the cash acquisition dividend make-whole amount divided by (y) the greater of the floor price and the share price.

To the extent that, as of the effective date of a cash acquisition, we have not declared all or any portion of the accumulated dividends on the Series A preferred shares as of such effective date, the conversion rate will be further adjusted so that converting holders receive an additional number of common shares equal to the amount of such accumulated dividends (the “cash acquisition additional conversion amount”) divided by the greater of the floor price and the share price. To the extent that the cash acquisition additional conversion amount exceeds the product of the number of additional shares and the share price, we will, if we are legally able to do so, declare and pay such excess amount in cash.

Not later than the second business day following the effective date of a cash acquisition or, if later, the date we give holders notice of the effective date of a cash acquisition, we will notify holders of:

•	the cash acquisition conversion rate;

•	the cash acquisition dividend make-whole amount and whether we will pay such amount in cash, our common shares or a combination thereof, specifying the combination, if applicable; and

•

the amount of accumulated dividends as of the effective date of the cash acquisition and whether we will pay such amount by an adjustment of the conversion rate, a cash payment or a combination thereof, specifying the combination, if applicable.

Conversion Procedures

Upon mandatory conversion

Any outstanding Series A preferred shares will automatically convert into common shares on the mandatory conversion date. The person or persons entitled to receive the common shares issuable upon mandatory conversion of the Series A preferred shares will be treated as the record holder(s) of such shares as of 5:00 p.m., New York City time, on the mandatory conversion date. Except as provided in “—Anti-dilution Adjustments,” prior to 5:00 p.m., New York City time, on the mandatory conversion date, the common shares issuable upon conversion of the Series A preferred shares will not be deemed to be outstanding for any purpose and you will have no rights with respect to such common shares, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common shares, by virtue of holding the Series A preferred shares.

Upon early conversion

If you elect to convert your Series A preferred shares prior to the mandatory conversion date, in the manner described in “—Conversion at the Option of the Holder” or “—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount,” you must observe the following conversion procedures:

To convert your Series A preferred shares you must deliver to The Depository Trust Company (“DTC”) the appropriate instruction form for conversion pursuant to DTC’s conversion program and, if required, pay all taxes or duties, if any.

The conversion date will be the date on which you have satisfied the foregoing requirements. You will not be required to pay any taxes or duties relating to the issuance or delivery of our common shares if you exercise your conversion rights, but you will be required to pay any tax or duty that may be payable relating to any transfer involved in the issuance or delivery of the common shares in a name other than your own. Common shares will be issued and delivered only after all applicable taxes and duties, if any, payable by you have been paid in full and will be issued on the later of the third business day immediately succeeding the conversion date and the business day after you have paid in full all applicable taxes and duties, if any.

The person or persons entitled to receive the common shares issuable upon conversion of the Series A preferred shares will be treated as the record holder(s) of such shares as of 5:00 p.m., New York City time, on the applicable conversion date. Prior to 5:00 p.m., New York City time, on the applicable conversion date, the common shares issuable upon conversion of the Series A preferred shares will not be outstanding for any purpose and you will have no rights with respect to such common shares, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common shares, by virtue of holding the Series A preferred shares.

Fractional shares

No fractional common shares will be issued to holders of our Series A preferred shares upon conversion. In lieu of any fractional common shares otherwise issuable in respect of the aggregate number of our Series A preferred shares of any holder that are converted, that holder will be entitled to receive an amount in cash (computed to the nearest cent) equal to the product of: (i) that same fraction; and (ii) the average of the closing prices of our common shares over the five consecutive trading day period ending on the second trading day immediately preceding the conversion date.

If more than one Series A preferred share is surrendered for conversion at one time by or for the same holder, the number of our common shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series A preferred shares so surrendered.

Anti-dilution Adjustments

Each fixed conversion rate will be adjusted if:

(1)	We issue common shares to all holders of our common shares as a dividend or other distribution, in which event, each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common shares entitled to receive such dividend or other distribution will be divided by a fraction:

•	the numerator of which is the number of our common shares outstanding at 5:00 p.m., New York City time, on the date fixed for such determination; and

•

the denominator of which is the sum of the number of our common shares outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the total number of our common shares constituting such dividend or other distribution.

Any adjustment made pursuant to this clause (1) will become effective immediately after 5:00 p.m., New York City time, on the date fixed for such determination. If any dividend or distribution described in this clause (1) is declared but not so paid or made, each fixed conversion rate shall be readjusted, effective as of the date our board of directors publicly announces its or the general meeting of our shareholders’ decision not to make such dividend or distribution, to such fixed conversion rate that would be in effect if such dividend or distribution had not been declared. For the purposes of this clause (1), the number of common shares outstanding at 5:00 p.m., New York City time, on the date fixed for such determination shall not include shares held in treasury but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of common shares. We will not pay any dividend or make any distribution on common shares held in treasury.

(2)	We issue to all holders of our common shares rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 calendar days from the date of issuance of such rights or warrants, to subscribe for or purchase our common shares at less than the “current market price” (as defined below) of our common shares, in which case each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common shares entitled to receive such rights or warrants will be increased by multiplying such fixed conversion rate by a fraction:

•

the numerator of which is the sum of the number of common shares outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the number of our common shares issuable pursuant to such rights or warrants; and

•

the denominator of which is the sum of the number of common shares outstanding at 5:00 p.m., New York City time, on the date fixed for such determination and the number of common shares equal to the quotient of the aggregate offering price payable to exercise such rights or warrants divided by the current market price of our common shares.

Any adjustment made pursuant to this clause (2) will become effective immediately after 5:00 p.m., New York City time, on the date fixed for such determination. In the event that such rights or warrants described in this clause (2) are not so issued, each fixed conversion rate shall be readjusted, effective as of the date our board of directors publicly announces its or the general meeting of our shareholders’ decision not to issue such rights or warrants, to such fixed conversion rate that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or our common shares are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, each fixed conversion rate shall be readjusted to such fixed conversion rate that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of our common shares actually delivered. In determining the aggregate offering price payable for such our common shares, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be determined by our board of directors). For the purposes of this clause (2), the number of common shares at the time outstanding shall not include shares held in treasury but shall include any shares issuable in respect of any scrip certificates issued in lieu of fractions of common shares. We will not issue any such rights or warrants in respect of common shares held in treasury.

(3)	We subdivide or combine our common shares, in which event the conversion rate in effect at 5:00 p.m., New York City time, on the effective date of such subdivision or combination shall be multiplied by a fraction:

•	the numerator of which is the number of our common shares that would be outstanding immediately after, and solely as a result of, such subdivision or combination; and

•	the denominator of which is the number of our common shares outstanding immediately prior to such subdivision or combination.

Any adjustment made pursuant to this clause (3) shall become effective immediately after 5:00 p.m., New York City time, on the effective date of such subdivision or combination.

(4)	We distribute to all holders of our common shares evidences of our indebtedness, share capital, securities, rights to acquire our share capital, cash or other assets, excluding:

•	any dividend or distribution covered by clause (1) above;

•	any rights or warrants covered by clause (2) above;

•	any dividend or distribution covered by clause (5) below; and

•	any spin-off to which the provisions set forth below in this clause (4) shall apply,

in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for the determination of holders of our common shares entitled to receive such distribution will be multiplied by a fraction:

•	the numerator of which is the current market price of our common shares; and

•

the denominator of which is the current market price of our common shares minus the fair market value, as determined by our board of directors, on such date fixed for determination of the portion of the evidences of indebtedness, share capital, securities, rights to acquire our share capital, cash or other assets so distributed applicable to one common share.

In the event that we make a distribution to all holders of our common shares consisting of share capital of, or similar equity interests in, or relating to a subsidiary or other business unit of ours (herein referred to as a “spin-off”), each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for the determination of holders of our common shares entitled to receive such distribution will be multiplied by a fraction:

•	the numerator of which is the sum of the current market price of our common shares and the fair market value, as determined by our board of directors, of the portion of those shares of share capital or similar equity interests so distributed applicable to one common share as of the fifteenth trading day after the effective date for such distribution (or, if such shares of share capital or equity interests are listed on a U.S. national or regional securities exchange, the current market price of such securities); and

•	the denominator of which is the current market price of our common shares.

Any adjustment made pursuant to this clause (4) shall become effective immediately after 5:00 p.m., New York City time, on the date fixed for the determination of the holders of our common shares entitled to receive such distribution. In the event that such distribution described in this clause (4) is not so made, each fixed conversion rate shall be readjusted, effective as of the date our board of directors publicly announces its or the general meeting’s decision not to make such distribution, to such fixed conversion rate that would then be in effect if such distribution had not been declared. If an adjustment to each fixed conversion rate is required under this clause (4) during any settlement period in respect of Series A preferred shares that have been tendered for conversion, delivery of the common shares issuable upon conversion will be delayed to the extent necessary in order to complete the calculations provided for in this clause (4).

(5)	We make a distribution consisting exclusively of cash to all holders of our common shares, excluding:

•	any cash that is distributed in a reorganization event (as described below);

•	any dividend or distribution in connection with our liquidation, dissolution or winding up; and

•	any consideration payable as part of a tender or exchange offer;

in which event, each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date fixed for determination of the holders of our common shares entitled to receive such distribution will be multiplied by a fraction:

•	the numerator of which is the current market price of our common shares; and

•	the denominator of which is the current market price of our common shares minus the amount per share of such distribution.

Any adjustment made pursuant to this clause (5) shall become effective immediately after 5:00 p.m., New York City time, on the date fixed for the determination of the holders of our common shares entitled to receive such distribution. In the event that any distribution described in this clause (5) is not so made, each fixed conversion rate shall be readjusted, effective as of the date our board of directors publicly announces its or the general meeting of our shareholders’ decision not to make such distribution, to such fixed conversion rate which would then be in effect if such distribution had not been declared.

(6)	We or any of our subsidiaries successfully complete a tender or exchange offer pursuant to a Schedule TO or registration statement on Form F-4 (or Form S-4) for our common shares (excluding any securities convertible or exchangeable for our common shares), where the cash and the value of any other consideration included in the payment per common share exceeds the current market price of our common shares, in which event each fixed conversion rate in effect at 5:00 p.m., New York City time, on the date of expiration of the tender or exchange offer (the “expiration date”) will be multiplied by a fraction:

•	the numerator of which shall be equal to the sum of:

(i)	the aggregate cash and fair market value (as determined by our board of directors) on the expiration date of any other consideration paid or payable for shares purchased in such tender or exchange offer; and

(ii)	the product of:

1.	the current market price of our common shares; and

2.	the number of our common shares outstanding immediately after such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and

•	the denominator of which shall be equal to the product of:

(i)	the current market price of our common shares; and

(ii)	the number of our common shares outstanding immediately prior to the time such tender or exchange offer expires.

Any adjustment made pursuant to this clause (6) shall become effective immediately after 5:00 p.m., New York City time, on the seventh trading day immediately following the expiration date. In the event that we are, or one of our subsidiaries is, obligated to purchase our common shares pursuant to any such tender offer or exchange offer, but we are, or such subsidiary is, permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then each fixed conversation rate shall be readjusted to be such fixed conversion rate that would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this clause (6) to any tender offer or exchange offer would result in a decrease in each fixed conversation rate, no adjustment shall be made for such tender offer or exchange offer under this clause (6). If an adjustment to each fixed conversion rate is required pursuant to this clause (6) during any settlement period in respect of Series A preferred shares that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in this clause (6).

Except with respect to a spin-off, in cases where the fair market value of the evidences of our indebtedness, shares of share capital, securities, rights to acquire our share capital, cash or other assets as to which clauses (4) or (5) above apply, applicable to one common share, distributed to shareholders equals or exceeds the average of the closing prices of our common shares over the five consecutive trading day period ending on the trading day before the ex-date for such distribution, rather than being entitled to an adjustment in each fixed conversion rate, holders of the Series A preferred shares will be entitled to receive upon conversion, in addition to a number of common shares otherwise deliverable on the applicable conversion date, the kind and amount of the evidences of our indebtedness, shares of share capital, securities, rights to acquire our share capital, cash or other assets comprising the distribution that such holder would have received if such holder had owned, immediately prior to the record date for determining the holders of our common shares entitled to receive the distribution, for each Series A preferred share, a number of common shares equal to the maximum conversion rate in effect on the date of such distribution.

To the extent that we have a rights plan in effect with respect to our common shares on any conversion date, upon conversion of any Series A preferred shares, you will receive, in addition to common shares, the rights under the rights plan, unless, prior to such conversion date, the rights have separated from our common shares, in which case each fixed conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common shares as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights. Any distribution of rights or warrants pursuant to a rights plan that would allow you to receive upon conversion, in addition to any common shares, the rights described therein (unless such rights or warrants have separated from our common shares) shall not constitute a distribution of rights or warrants that would entitle you to an adjustment to the conversion rate.

For the purposes of determining the adjustment to the fixed conversion rate for the purposes of:

•

clauses (2), (4) in the event of an adjustment not relating to a spin-off and (5) above, the “current market price” of our common shares is the average of the closing prices of our common shares over the five consecutive trading day period ending on the trading day before the “ex-date” (as defined below) with respect to the issuance or distribution requiring such computation;

•

clause (4) above in the event of an adjustment relating to a spin-off, the “current market price” of our common shares, share capital or equity interest, as applicable, is the average of the closing prices over the first ten consecutive trading days commencing on and including the fifth trading day following the effective date of such distribution; and

•

clause (6) above, the “current market price” of our common shares is the average of the closing prices of our common shares over the five consecutive trading day period ending on the seventh trading day after the expiration date of the tender or exchange offer.

The term “ex-date,” when used with respect to any issuance or distribution, means the first date on which our common shares trade without the right to receive such issuance or distribution.

In the event of:

•

any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing corporation and in which the common shares outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person);

•	any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets;

•	any reclassification of our common shares into securities, including securities other than our common shares; or

•	any statutory exchange of our securities with another person (other than in connection with a merger or acquisition),

in each case, as a result of which our common shares would be converted into, or exchanged for, securities, cash or property (each, a “reorganization event”), each Series A preferred share outstanding immediately prior to such reorganization event shall, without the consent of the holders of the Series A preferred shares, become convertible into the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had converted its Series A preferred shares into common shares immediately prior to such reorganization event (such securities, cash and other property, the “exchange property”). For purposes of the foregoing, the type and amount of exchange property in the case of any reorganization event that causes our common shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common shares that affirmatively make such an election. The number of units of exchange property for each Series A preferred share converted following the effective date of such reorganization event will be determined by the applicable conversion rate then in effect on the applicable conversion date (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such Series A preferred shares are actually converted). The applicable conversion rate, in the case of a mandatory conversion, and the minimum conversion rate, in the case of an early conversion, shall be determined using the applicable market value of the exchange property. Holders have the right to convert their Series A preferred shares early in the event of certain cash mergers as described in “—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount.”

In addition, we may make such increases in each fixed conversion rate as we deem advisable in order to avoid or diminish any income tax to holders of our common shares resulting from any dividend or distribution of our common shares (or issuance of rights or warrants to acquire our common shares) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate.

In the event of a taxable distribution to holders of our common shares that results in an adjustment of each fixed conversion rate or an increase in each fixed conversion rate in our discretion, holders of Series A preferred shares may, in certain circumstances, be deemed to have received a distribution subject to Luxembourg income tax and/or U.S. federal income tax as a dividend. See “Tax Considerations.”

Adjustments to the fixed conversion rates will be calculated to the nearest 1/10,000th of a common share. Prior to the mandatory conversion date, no adjustment in a fixed conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in such fixed conversion rate. If any adjustment is not required to be made because it would not change the fixed conversion rates by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided, however, that with respect to adjustments to be made to the fixed conversion rates in connection with cash dividends paid by us, we will make such adjustments, regardless of whether such aggregate adjustments amount to one percent or more of the fixed conversion rates no later than November 15 of each calendar year; provided further that on the earlier of the mandatory conversion date, an early conversion date and the effective date of a cash acquisition, adjustments to the fixed conversion rates will be made with respect to any such adjustment carried forward that has not been taken into account before such date.

No adjustment to the conversion rate will be made if holders may participate in the transaction that would otherwise give rise to such adjustment as if they held, for each Series A preferred share, a number of common shares equal to the maximum conversion rate then in effect.

The applicable conversion rate will not be adjusted:

(a)	upon the issuance of any common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in common shares under any plan;

(b)	upon the issuance of any common shares or rights or warrants to purchase those shares pursuant to any present or future benefit or other incentive plan or program of or assumed by us or any of our subsidiaries;

(c)	upon the issuance of any common shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Series A preferred shares were first issued;

(d)	for a change in the nominal value or no nominal value of our common shares; or

(e)	for accumulated dividends on the Series A preferred shares, except as described above under “—Mandatory Conversion,” “—Conversion at the Option of the Holder” and “—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount.”

We will be required, within five business days after the conversion rate is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of Series A preferred shares. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

If an adjustment is made to the fixed conversion rates, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the mandatory conversion date. Because the applicable market value is an average of the closing prices of our common shares over a 40 consecutive trading day period, we will make appropriate adjustments to the closing prices prior to the relevant ex-date, effective date or expiration date, as the case may be, used to calculate the applicable market value to account for any adjustments to the initial price, the threshold appreciation price and the fixed conversion rates that become effective during the period in which the applicable market value is being calculated.

If:

•

the record date for a dividend or distribution on our common shares occurs after the end of the 40 consecutive trading day period used for calculating the applicable market value and before the mandatory conversion date; and

•

that dividend or distribution would have resulted in an adjustment of the number of shares issuable to the holders of Series A preferred shares had such record date occurred on or before the last trading day of such 40-trading day period, then we will deem the holders of Series A preferred shares to be holders of record of our common shares for purposes of that dividend or distribution. In this case, the holders of the Series A preferred shares would receive the dividend or distribution on our common shares together with the number of common shares issuable upon mandatory conversion of the Series A preferred shares.

Transfer Restrictions

Certain transfer restrictions will apply to the Series A preferred shares. The provisions in our articles of incorporation will restrict the ownership or transfer of our common shares, Series A preferred shares or other equity securities if the ownership or transfer: (i) is in violation of communications laws, including FCC rules and regulations; (ii) limits or impairs our business activities under communications laws, including FCC rules and regulations; or (iii) subjects us to any additional law, regulation or policy under communications laws, including FCC rules and regulations.

Our articles of incorporation will also contain provisions permitting us to request certain information from our shareholders, other equity securityholders, transferees or proposed transferees if we believe ownership of our securities may result in one of the consequences described above and provisions enabling us to (i) refuse to issue common shares, Series A preferred shares or other equity securities to such person, (ii) refuse to permit or recognize a transfer (or attempted transfer) of our common shares, Series A preferred shares or other equity securities to such person, (iii) suspend any rights attaching to such common shares, Series A preferred shares or other equity securities (including, without limitation, the right to attend and vote at general meetings and the right to receive dividends or other distributions) and which cause or could cause such limitations, (iv) compulsorily redeem the relevant common shares, Series A preferred shares or other equity securities and (v) exercise all other appropriate remedies.

See “Description of Share Capital—Terms of the Shares” for a more detailed description of these restrictions.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the transfer agent, registrar and conversion and dividend disbursing agent for the Series A preferred shares.

DESCRIPTION OF SHARE CAPITAL

General

We were incorporated on July 8, 2011 under Luxembourg law and are registered at the Register of Commerce and Companies of Luxembourg under number B162135. Our articles of incorporation provide that the business purposes of the Company shall be to hold participations and related activities as well as to conduct or be involved in any way, directly or indirectly, in any satellite telecommunications or other telecommunications or communications-related business in the broadest sense, including, without limitation, the owning and/or operation of satellites, teleports, ground assets and any related or connected activity. The Company may undertake any activity or operations useful in the accomplishment, development, or facilitation of its purposes.

The following is a brief description of the material terms of our share capital. Prior to the offerings, our share capital has been comprised of common shares of different classes. As of the date of this prospectus, after giving effect to the reorganization transactions but prior to the completion of the offerings, our share capital will be comprised of common shares, and an aggregate of 83,189,305 common shares with a nominal value of $0.01 per share will be issued and outstanding. Immediately after completion of the offerings, there will be 102,512,977 common shares outstanding, assuming no exercise of the underwriters’ over-allotment option in the common shares offering, and 3,000,000 Series A preferred shares with a nominal value of $0.01 per share outstanding, assuming no exercise of the underwriters’ over-allotment option in the Series A preferred shares offering. Each of our common shares generally entitles its holder to one vote at any general meeting of shareholders, except in limited circumstances as set forth in our articles of incorporation because of the suspension of rights attaching to certain of our shares for Communications Law Limitation reasons (as defined below) or if the shares are jointly held by more than one person. No Series A preferred share will entitle its holder to vote at any general meeting of shareholders, except in limited circumstances set forth in our articles of incorporation or as provided for by Luxembourg law and described under “Description of Series A Preferred Shares.”

To our knowledge, as of the date of this prospectus, there are no shareholders’ arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of Intelsat Global Holdings S.A. in favor of a third person other than the current controlling shareholders.

Our shares are governed by Luxembourg law and our articles of incorporation. The following is a summary of certain rights of the holders of our shares based on our articles of incorporation that will be in effect at the time of the consummation of the offering and Luxembourg law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. We encourage you to read the complete form of our articles of incorporation, which is filed as an exhibit to the registration statement of which this prospectus forms a part. For information on how to obtain a copy of our articles of incorporation, see “Where You Can Find More Information.”

For a summary of certain rights of the holders of our Series A preferred shares based on our articles of incorporation that will be in effect at the time of the consummation of the Series A preferred shares offering and Luxembourg law, see “Description of Series A Preferred Shares.”

Terms of the Shares

Our issued share capital at the time of incorporation on July 8, 2011 was $50,000, represented by 5,000,000 ordinary shares with a nominal value and issue price of $0.01 per share. In connection with the reorganization transactions, in March 2012 our issued share capital was increased by $157,577.4247 and the issue of 14,909,421.47 fully paid class A shares and 848,321 fully paid class B shares, and then reduced by $50,000 and the initial ordinary 5,000,000 shares were cancelled. As of December 31, 2012, following certain of the reorganization transactions, we had an issued and outstanding share capital of $157,314.3947, represented by 14,909,421.47 fully paid outstanding Class A shares, nominal value $0.01 per share, and 822,018 fully paid outstanding Class B shares, nominal value $0.01 per share. Each of the changes to our authorized share capital and issuances of shares was duly authorized and/or approved by our board of directors and/or general meeting of shareholders, to the extent required. Prior to the consummation of the offerings, each of our Class A shares will be reclassified into one of our common shares and each of our Class B shares will be reclassified into 0.0735 of our common shares. In addition, immediately prior to the consummation of the offerings, we will effect the equivalent of a share split by distributing common shares pro rata to existing holders of our common shares so that each existing holder receives an additional 4.6 common shares for each common share owned at that time. We will issue 19,323,672 common shares in the common shares offering (or 22,222,222 common shares if the underwriters in the common shares offering exercise their over-allotment option in full) and 3,000,000 Series A preferred shares in the Series A preferred shares offering (or 3,450,000 Series A preferred shares if the underwriters in the Series A preferred shares offering exercise their over-allotment option in full). The issuance of the common shares and Series A preferred shares will be made in accordance with our authorized share capital as approved by our shareholders by resolution at a general meeting and in accordance with the resolutions approved by our board of directors. The common shares and Series A preferred shares will be issued initially to the underwriters in the related offering in accordance with the terms of the relevant underwriting agreement, and the underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. Following the offerings, our issued share capital will be $1,055,129.77, represented by 102,512,977 common shares with a nominal value of $0.01 per share, assuming no exercise of the underwriters’ over-allotment option in the common shares offering, and 3,000,000 Series A preferred shares with a nominal value of $0.01 per share, assuming no exercise of the underwriters’ over-allotment option in the Series A preferred shares offering. All issued shares will be fully paid up. As a result, shareholders have no liability for further capital calls by the Company.

We will have an authorized share capital of $10,000,000, represented by 1,000,000,000 shares of any class with a nominal value of $0.01 per share. We will reserve and keep available out of our authorized and unissued shares solely for issuance upon the conversion of the Series A preferred shares the maximum number of common shares that will be issuable upon the conversion of all outstanding Series A preferred shares.

Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized unissued share capital at such times and on such terms and conditions as the board or its delegates may in its or their discretion resolve during the period ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Mémorial, Recueil des Sociétés et Associations, the Luxembourg official gazette (“Mémorial”) (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue up to 894,487,023 shares of any class, provided that the Series A preferred shares may not represent more than 50% of the issued share capital at any time, until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves as well as by conversion of Series A preferred shares into common shares or in lieu of cash dividends or other distribution payments at such times and on such terms and conditions, including the issue price, as the board or its delegates may in its or their discretion resolve while, in accordance with the authorization by a general meeting of our shareholders, waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders of any class and related procedures provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized unissued share capital.

Our authorized share capital is set forth in our articles of incorporation and may be increased, reduced or extended from time to time by resolution of the general meeting of shareholders. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders.”

Under Luxembourg law, existing shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, prior to the consummation of the offerings, our shareholders have waived and suppressed and have, in accordance with Luxembourg law, authorized the board to waive, suppress or limit any pre-emptive subscription rights of shareholders of any class and related procedures provided by law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of shares of any class within the scope of our authorized unissued share capital. Such shares may be issued during the period ending on the fifth anniversary of the date of the publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting held on April 16, 2013, in the Mémorial.

Our articles of incorporation provide that we may restrict the ownership, proposed ownership or transfer of our common shares, Series A preferred shares or other equity securities by any person, if such ownership, proposed ownership or transfer: (i) is or could be, as determined by our board of directors, inconsistent with, or in violation of, any provision of the United States Communications Act of 1934, as amended, the United States Telecommunications Act of 1996, any rule, regulation or policy of the Federal Communications Commission, and/or any statute, rule, regulation or policy of any other U.S., federal, state or local governmental or regulatory authority, agency, court commission, or other governmental body with respect to the operation of channels of radio communication and/or the provision of communications services (“Communications Laws”); (ii) will or may limit or impair, as determined by our board of directors, our business activities under the Communications Laws; or (iii) will or could subject us to any specific law, rule, regulation, provision or policy under the Communications Laws to which we were not subject prior to such ownership, proposed ownership or transfer (collectively, “Communications Law Limitation”).

Our articles of incorporation also give us the right to request certain information from our shareholders, proposed shareholders, other equity securities holders, transferees or proposed transferees (by transfer of shares, securities or otherwise), including information relating to such person’s citizenship, affiliations and ownership or interests in other companies or enterprises, if we believe that such person’s ownership of our securities may result in a Communications Law Limitation.

If we do not receive the information we request from any specific shareholder or if we determine that a person’s ownership or proposed ownership of our common shares, Series A preferred shares or other equity securities or the exercise by any person of any ownership right of our common shares, Series A preferred shares or other equity securities may result in a Communications Law Limitation, we will have the absolute right to (i) refuse to issue common shares, Series A preferred shares or other equity securities to such person; (ii) refuse to permit or recognize a transfer (or attempted transfer) of our common shares, Series A preferred shares or other equity securities to such person and any such transfer or attempted transfer shall not be inscribed on our register(s); (iii) suspend rights attaching to such common shares, Series A preferred shares or other equity securities (including, without limitation, the right to attend and vote at general meetings and the right to receive dividends or other distributions, subject to the terms and conditions of our Series A preferred shares) that could cause a Communications Law Limitation; and/or (iv) compulsorily redeem the common shares, Series A preferred shares or other equity securities of the Company held by such person.

In the case of a compulsory redemption, we will serve a redemption notice to the relevant shareholder specifying the shares to be redeemed, the redemption price and the place at which the redemption price is payable. The redemption price will be an amount equal to the lesser of (A) the aggregate amount paid for the shares (if acquired within the twelve months preceding the date of the redemption notice), (B) if the shares are listed on a Regulated Market (as defined below), the last price quoted for the shares on the business day immediately preceding the day on which the redemption notice is served and (C) the book value per share determined on the basis of the last published accounts prior to the day of service of the redemption notice.

In addition, we shall have the right to exercise any and all appropriate remedies, at law or in equity in any court of competent jurisdiction, against any such person, with a view towards obtaining such information or preventing or curing any situation which causes or could cause a Communications Law Limitation. Any measure taken by us under clauses (i), (ii) or (iii) above shall remain in effect until the requested information has been received and/or we have determined that the ownership, proposed ownership or transfer of our common shares, Series A preferred shares or other equity securities by (or to) the relevant person or that the exercise of any rights of our common shares, Series A preferred shares or other equity securities by such person as the case may be, will not result in a Communications Law Limitation. Our articles of incorporation do not contain any restrictions on the holding of shares by non-Luxembourg residents.

Form and Transfer of Shares

Our shares are issued in registered form only and are freely transferable subject to the restrictions for Communications Law Limitation reasons. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares (to the extent voting rights are attached to the shares). The Series A preferred shares have no voting rights except in limited circumstances as described in “Description of Series A Preferred Shares.”

Under Luxembourg law, the ownership of registered shares is generally evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the register of shares of the Company. A valid and recognized transfer of shares in the share register shall be effected by written declaration of transfer to be recorded in the relevant register of shares, such declaration to be dated and signed by the transferor and the transferee, or by their duly authorized representatives. We may accept and enter into our relevant share register any transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee satisfactory to the Company.

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed American Stock Transfer & Trust Company as our registrar and transfer agent, and all shares and shareholders are transferred from the register held at our registered office to the register held by our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at our registered office may always be requested by a shareholder.

In addition, our articles of incorporation provide that our shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner generally have the same rights and obligations as shares recorded in our shareholder register(s). Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of shares

Pursuant to the Luxembourg law of August 10, 1915 on commercial companies, the issuance of shares in the Company requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of its articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders.” The general meeting of shareholders may approve an authorized unissued share capital and authorize the board of directors to issue shares of any class, provided that the Series A preferred shares may not represent more than 50% of the issued share capital at any time, up to the maximum amount of such authorized unissued share capital for up to a period ending on the fifth anniversary of the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares and the related waivers.

Our board has been authorized to issue shares within the limits of the authorized unissued share capital at such times and on such terms and conditions as the board or its delegates may in its or their discretion resolve for a period ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Mémorial (unless it is extended, amended or renewed, and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue up to 894,487,023 shares of any class, provided that the Series A preferred shares may not represent more than 50% of the issued share capital at any time, until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves as well as by conversion of Series A preferred shares into common shares or in lieu of cash dividends or other distribution payments at such times and on such terms and conditions, including the issue price, as the board or its delegates may in its or their discretion resolve. We will also issue shares pursuant to the terms of awards granted under our existing and future equity compensation plans, including the 2008 Share Plan and the 2013 Equity Plan, and upon the conversion of our Series A preferred shares. For additional information regarding the terms of our 2008 Share Plan and 2013 Equity Plan, and the terms of awards granted under the plans, see “Management—Executive and Director Compensation.”

Our articles provide that no fractional shares may be issued and no fractions of shares shall exist at any time.

Our common shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.

Our Series A preferred shares are convertible into common shares as described in “Description of Series A Preferred Shares.”

Preemptive Rights

Unless limited or cancelled by the board of directors, holders of our shares have a right to subscribe for any new shares issued for cash consideration which is in proportion to the shares already held by such holders. In accordance with the decision of a general meeting of our shareholders, our articles provide that preemptive rights and related procedures can be waived, suppressed or limited by the board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting, which was held on April 16, 2013, in the Mémorial. Such authorization to suppress preemptive rights may be renewed, amended or extended by decision of a general meeting of our shareholders. We expect our board of directors will adopt such limitation on preemptive rights.

Repurchase of Shares

We cannot subscribe for our own shares. We may, however, repurchase issued shares or have another person repurchase issued shares for our account, generally subject to the following conditions:

•

the prior authorization of the general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchases and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchases for consideration, the minimum and maximum consideration per share;

•

the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of incorporation; and

•	only fully paid up shares may be repurchased.

The general meeting of shareholders has authorized the Company, or any wholly-owned subsidiary (or any person acting on their behalf), to purchase, acquire, receive or hold shares in the Company from time to time up to 20% of the issued share capital and up to an additional 20% of the issued share capital for repurchases by the Company in relation with the Communications Law Limitation, in each case on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization to be valid (subject to renewal) for a period of five years from the date of such meeting, which was held on April 16, 2013.

Acquisitions may be made in any manner, including, without limitation, by tender or other offers, buy back programs, over the stock exchange or in privately negotiated transactions or in any other manner as determined by the board of directors (including derivative transactions or transactions having the same or similar economic effect as an acquisition and by redemption for Communications Law Limitation reasons).

In the case of acquisitions for value:

(i) in the case of acquisitions other than in the circumstances set forth under (ii) below, for a net purchase price being (x) no less than 50% of the lowest stock price of the relevant class of shares and (y) no more than 50% above the highest stock price of the relevant class of shares, in each case being the closing price of the relevant class of shares, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the board of directors (hereafter, the closing price), over the ten (10) trading days preceding the date of the purchase (or, as the case may be, the date of the commitment to the transaction or the date of the redemption notice in case of a redemption for Communications Law Limitation reasons);

(ii) in the case of a tender offer (or if deemed appropriate by the board of directors, a buy back program),

a. in the case of a formal offer being published, for a set net purchase price or a purchase price range, each time within the following parameters: no less than 50% of the lowest stock price of the relevant class of shares and no more than 50% above the highest stock price of the relevant class of shares, in each case being the closing price of the relevant class of shares over the ten (10) trading days preceding the offer publication date, provided, however, that if the stock exchange price during the offer period fluctuates by more than 10%, the board of directors may adjust the offer price or range to such fluctuations;

b. in the case of a public request for sell offers being made, a price range may be set (and revised by the board of directors as deemed appropriate) provided that acquisitions may be made at a price which is no less than 50% of the lowest stock price of the relevant class of shares and no more than 50% above the highest stock price of the relevant class of shares, in each case being the closing price of the relevant class of shares over a period determined by the board of directors, provided that such period may not start more than five (5) trading days before the relevant sell offer start date and may not end after the last day of the relevant sell offer period.

In addition, pursuant to Luxembourg law, the board of directors may repurchase shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to the employees. So long as any Series A preferred shares remain outstanding, no dividend or distribution may be declared or paid on our common shares and no common shares may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred shares or a sufficient sum of cash or number of common shares has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common shares payable solely in common shares. See “Description of Series A Preferred Shares.”

Capital Increase and Reduction

Our articles of incorporation provide only that the issued and/or unissued authorized share capital may be increased or reduced, subject to the approval by the general meeting of shareholders at the quorum and majority rules provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders.”

General Meeting of Shareholders

In accordance with Luxembourg law and our articles of incorporation, any regularly constituted general meeting of our shareholders has the power to order, carry out or ratify acts relating to the operations of the Company.

Our annual general meeting of shareholders shall be held at our registered office, or at such other place in Luxembourg as may be specified in the notice of the meeting, on the third Thursday of June at 12 noon CET, and if that day is a legal or bank holiday in Luxembourg, the meeting will be held on the first preceding normal Luxembourg business day (or such other day as permitted by applicable law), except for the annual general meeting held in 2013. If that day is a Luxembourg legal or bank holiday, the meeting will be held on the next following normal Luxembourg business day. Other general meetings of shareholders may be convened at any time.

Each of our shares generally entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights attached to their relevant shares (if any), except in limited circumstances as set forth in our articles of incorporation because of the suspension of rights attaching to certain of our shares for Communications Law Limitation reasons or if the shares are jointly held by more than one person. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

A shareholder entitled to vote may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day determined by our board of directors.

Our board of directors may determine a date preceding any general meeting of shareholders as the record date for admission to, and voting any of our shares entitled to vote at, the general meeting (“Record Date”). If a Record Date is determined for the admission to and voting at a general meeting of shareholders, only those persons holding shares entitled to vote on the Record Date may attend and vote at a general meeting (and only those shares held by them on the Record Date). When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and in the case of the second notice, eight days before the meeting) in the Mémorial, in a Luxembourg newspaper, and in accordance with the requirements of any exchange on which our shares are listed. If all of our shareholders are present or represented at a general meeting of shareholders, the general meeting may be held without prior notice or publication. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

Voting Rights

Each of our shares entitled to vote under our articles of incorporation or Luxembourg law generally entitles the holder thereof to one vote at a general meeting of shareholders, except in limited circumstances because of the suspension of rights attaching to certain of our shares for Communications Law Limitation reasons or if the shares are jointly held by more than one person. To vote at meetings, shareholders entitled to vote must duly evidence their shareholdings as of the Record Date either by inscription in our register(s) of shareholders or by way of a certificate from their bank, broker or other similar nominee.

Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the articles of incorporation and certain other limited matters. All other resolutions are ordinary resolutions.

Extraordinary Resolutions. Extraordinary resolutions are generally required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution of the Company and (e) an amendment to our articles of incorporation.

For any extraordinary resolutions to be considered at a general meeting, the quorum must generally be at least one-half of our issued share capital to which voting rights are attached under our articles of incorporation or Luxembourg law, unless otherwise provided by our articles of incorporation or mandatorily required by law. If such quorum is not present, a second general meeting may be convened at a later date with no quorum according to the appropriate notification procedures (subject, however, to the majority requirement that may apply to certain resolutions). Extraordinary resolutions must generally be adopted at a general meeting (except as otherwise provided by mandatory law or our articles of incorporation) by a two-thirds majority of the votes validly cast on such resolution by shareholders entitled to vote. Abstentions are not considered “votes.” However, our articles of incorporation require the affirmative vote of at least two-thirds (2/3) of our issued shares entitled to vote to approve resolutions for the amendment of certain provisions of our articles of incorporation and subject in certain circumstances to a higher majority and/or separate class votes as required under our articles of incorporation or Luxembourg law. See “—Amendment to the Articles of Incorporation.”

Ordinary Resolutions. No quorum is required for any ordinary resolutions to be considered at a general meeting. Ordinary resolutions are adopted by a simple majority of votes validly cast on such resolution by shareholders entitled to vote, subject in certain circumstances to a higher majority and/or separate class votes as required under our articles of incorporation or Luxembourg law. Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of the board of directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. Under our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Any director may be removed with or without cause by a simple majority vote by the general meeting of shareholders. Our articles of incorporation provide that in case of a vacancy, the board of directors may elect a director to fill the vacancy.

Luxembourg law and our articles of incorporation do not contain any restrictions as to the voting of our shares (to the extent voting rights are attached to such shares) by non-Luxembourg residents. The Series A preferred shares have no voting rights except in limited circumstances as described in “Description of Series A Preferred Shares.”

Amendment to the Articles of Incorporation

Luxembourg law generally requires an extraordinary general meeting of shareholders to act upon an amendment to the articles of incorporation. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of incorporation.

An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must generally have a quorum of at least one-half of our issued share capital to which voting rights are attached under our articles of incorporation or Luxembourg law unless otherwise provided by our articles of incorporation or mandatorily required by law. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures subject, however, to the majority requirements which may apply to certain resolutions. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is generally subject to the approval of at least two-thirds of the votes validly cast unless otherwise provided by mandatory law or our articles of incorporation.

Our articles of incorporation provide, subject to other quorum and majority requirements provided by Luxembourg law, that the affirmative vote of at least two-thirds ( 2/3) of our issued shares entitled to vote is required to amend the following provisions of our articles of incorporation:

•	the provisions relating to a board of directors that is divided into three classes with staggered terms;

•

the provisions relating to the advance notice procedures for nominations of candidates for the election of directors by shareholders holding less than 10% of our issued share capital, whether individually or collectively with a group as described below;

•

the provisions relating to restrictions on ownership or transfer of our common shares, Series A preferred shares and other equity securities if in particular the ownership or transfer (i) is or may be inconsistent with or in violation of any provision of the Communications Laws, (ii) may limit or impair any of our business activities or proposed business activities under the Communications Laws, (iii) may subject us to any specific law, regulation, rule, policy or provision under the Communications Laws, and the request for information relating thereto and the actions which may be taken by the Company, including the suspension of rights attaching to our common shares, Series A preferred shares or other equity securities and the redemption of our common shares, Series A preferred shares or other equity securities in relation thereto; and

•	the provisions requiring the affirmative vote of two-thirds ( 2/3) of our shares issued and entitled to vote for the amendment of certain provisions of our articles of incorporation.

Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to the absorbing company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, subject to certain exceptions, be approved by an extraordinary resolution of shareholders of the Luxembourg company to be held before a notary. Similarly a de-merger of a Luxembourg company is generally subject to the approval by an extraordinary resolution of shareholders.

Liquidation

In the event of the liquidation, dissolution or winding-up of the Company, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata based on their respective shareholdings, subject to the liquidation preference to which the holders of Series A preferred shares are entitled as described in “Description of Series A Preferred Shares.” The decision to voluntarily liquidate, dissolve or wind-up requires the approval by an extraordinary resolution of shareholders of the Company to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of incorporation provide for any appraisal rights of dissenting shareholders.

Distributions

Each common share is generally entitled to participate equally in distributions, other than the preferred dividend to which holders of Series A preferred shares are entitled, if and when declared by the general meeting of shareholders or, in the case of interim dividends, the board of directors, out of funds legally available for such purposes. Pursuant to the articles of incorporation, the general meeting of shareholders may approve distributions and the board of directors may declare interim distributions to the extent permitted by Luxembourg law.

So long as any Series A preferred shares remain outstanding, no dividend or distribution may be declared or paid on our common shares and no common shares may be purchased, redeemed or otherwise acquired for consideration by us unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid on our Series A preferred shares or a sufficient sum of cash or number of common shares has been set apart for the payment of such preferred dividends, subject to exceptions, such as dividends on our common shares payable solely in common shares. See “Description of Series A Preferred Shares.”

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

For additional information regarding our policy on distributions, see “Dividend Policy.”

Annual Accounts

Each year the board of directors must prepare annual accounts that include an inventory of the assets and liabilities of the Company together with a balance sheet and a profit and loss account. The board of directors must generally also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the Company’s registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the general meeting of shareholders, must be filed with the Register of Commerce and Companies of Luxembourg within seven months of the close of the financial year.

Forum for Certain Shareholder Actions

Our articles of incorporation provide that the competent Luxembourg courts shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any director or officer of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the Luxembourg law of August 10, 1915 on commercial companies and the law dated December 19, 2002 concerning the register of commerce and of companies as well as the accounting and the annual accounts of undertakings or the Company’s articles of incorporation and (iv) any action asserting a claim against the Company with respect to its internal affairs, relationship with its shareholders or other holders of interest, its directors, officers, or any action as to its articles of incorporation or other constitutional or governing documents.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management report(s) and the auditor’s report.

Board of Directors

The management of the Company is vested in a board of directors. Our articles of incorporation provide that the board must comprise at least three members and not more than 20. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy by majority vote and appoint a successor in accordance with applicable Luxembourg law).

Under Luxembourg law, directors are appointed for a period of up to six years. Our board is divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the general meeting of shareholders in the year in which their term expires. The directors shall be eligible for re-election. Luxembourg law does not, and our articles of incorporation do not, contain a retirement age limit requirement. Luxembourg law does not, and our articles of incorporation do not, contain a requirement for a minimum shareholding of directors.

Our board will have eight members at the time of the consummation of the offerings and we will also have two vacancies on our board of directors, which may be filled by a majority vote of the remaining members of our board. See “Management.”

A majority of the members of the board in office (and able to vote) present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of all votes cast. The board may also take decisions by means of resolutions in writing signed by all directors. Our articles of incorporation do not contain any limit as to the borrowing powers exercisable by our board of directors.

Our board may delegate the daily management of the business of the Company, as well as the power to represent the Company in its day to day business, to individual directors or other officers or agents of the Company (with power to sub-delegate). In addition the board of directors may delegate the daily management of the business of the Company, as well as the power to represent the Company in its day to day business, to an executive or other committee as it deems fit, and has done so. The board of directors shall determine the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons so appointed. The board of directors may determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable to committees it creates.

No contract or other transaction between the Company and any other company or firm shall be affected or invalidated by the fact that any one or more of the directors or officers of the Company is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any director or officer who serves as a director, officer or employee or otherwise of any company or firm which the Company shall contract or otherwise engage in business shall not, by reason of such affiliate with such other company or firm only, be prevented from considering and voting or acting upon any matter with respect to such contract or other business.

Any director having an interest in a transaction submitted for approval to the board conflicting with our interest shall indicate this interest to the board of directors and shall not deliberate or vote on the relevant matter to the extent provided for by law. Any conflict of interest arising at the level of the board of directors shall be reported to the next general meeting of shareholders before any resolution as and to the extent required by Luxembourg law. The compensation of the directors is submitted to the general meeting for approval.

Directors and other officers of the Company and its direct and indirect subsidiaries, past and present, are entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her being or having been such a director or officer.

No indemnification will be provided to a director or officer against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or with respect to any matter as to which the director has been finally adjudicated to have acted in bad faith and not in the interest of the Company or, as the case may be, the relevant subsidiary. No indemnification will be provided in the event of a settlement unless approved by a court or the board.

Our articles of incorporation also permit us to purchase and maintain insurance on behalf of a director or officer for any liability arising out of his or her actions as a director or officer of the Company or any direct or indirect subsidiary of the Company. We maintain directors’ and officers’ insurance to protect our officers and directors from specified liabilities that may arise in the course of their service to us in those capacities.

Unless otherwise determined by our board of directors, candidates for election to the board will have to provide to the Company (i) a completed written questionnaire with respect to the background and qualification of such person (which questionnaire shall be provided by the Company upon written request), (ii) such information as the Company may request, including, without limitation, as may be required, necessary or appropriate pursuant to any laws or regulation (including any rules, policies or regulation of any official stock exchange or securities exchange market in the European Union, the United States or elsewhere where our common shares are listed or traded (a “Regulated Market”) applicable to the Company and (iii) the written representation and undertaking that such person would be in compliance, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Company or under applicable law that are applicable to directors. Any candidate to be considered must comply as to his/her qualification and affiliations with any laws, regulations, rules or policies (including any rules, policies or regulation of any Regulated Market applicable to the Company).

Any proposal by shareholder(s) holding less than 10% of our issued share capital, of candidate(s) for election to our board of directors by the general meeting must be received by the Company in writing pursuant to the provisions set forth in our articles of incorporation. Our articles of incorporation provide for certain time frames within which such a proposal must be received and the information, consents and undertakings which must be contained in a notice of proposal (including on or by the nominating shareholder(s) and the candidate). If the nominating shareholder(s) (or a qualified representative thereof) do not appear at the applicable general meeting to make the proposal, such proposal shall be disregarded, notwithstanding that proxies in respect thereof may have been received by the Company.

Certain Anti-Takeover Provisions

We are governed by Luxembourg law. Our articles of incorporation contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares, or to remove or replace our current management.

Classified Board. Our board of directors will be divided into three classes. The members of our board of directors will serve staggered terms of up to three years. See “Management—Board of Directors.”

Proposals from Shareholders for any General Meeting. Proposals from shareholders for any general meeting may only be made in compliance with the Luxembourg law of 10th August 1915 on commercial companies, which, among other things, regulates minimum shareholding requirements for the submission of proposals and the form and time periods in which such proposals shall be made and Rule 14a-8 of the Exchange Act and our articles of incorporation and will only be accepted by the Company if required by such Luxembourg law and Rule 14a-8 and our articles of incorporation.

Vacancies. Vacancies on our board of directors may be filled by a majority vote of the remaining members of our board of directors.

Advance Notice Requirements for Director Nominations. Our articles of incorporation provide that shareholders holding less than 10% of our issued shares seeking to nominate candidates for election as directors at a general meeting of shareholders must provide timely notice thereof in writing. Any proposal by shareholder(s) who hold less than 10% of our issued shares, individually or collectively with a group, of candidates for election to the board of directors by the annual general meeting must be received by the Company in writing, unless otherwise provided by mandatory law, not less than ninety (90) days and no more than one hundred and twenty (120) days prior to the date of the relevant annual general meeting as provided for in our articles of incorporation; provided that in the event the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 30 days after, the date set forth in our articles of incorporation for the annual general meeting, the proposal in writing must be received by the Company not earlier than the close of business

(CET) on the 120th day prior to such annual general meeting and not later than the close of business on the later of the 90th day prior to such general meeting and the 10th day following the day on which the first public announcement of such advanced or delayed general meeting is made. Any proposal by shareholder(s) holding less than 10% of our issued shares, individually or collectively with a group, of candidates for election to the board of directors at a general meeting other than the annual general meeting (such proposal being only admissible if the election of members to the board is referenced as an agenda item of such general meeting), must be received by the Company in writing not earlier than the close of business (CET) on the 120th day prior to such general meeting and not later than the close of business (CET) on the later of the ninetieth (90th) day prior to such general meeting and the tenth (10th) day following the day on which the first public announcement of such general meeting is made. Any such proposal of candidates must include certain information as provided for in our articles of incorporation in order to be taken into account. These provisions may preclude shareholders from proposing candidates for the election of directors by the general meeting of shareholders.

Restrictions on Share Ownership for Communications Law Regulatory Reasons. Our articles of incorporation restrict the ownership or transfer of our common shares, Series A preferred shares or other equity securities because of the Communications Law Limitation. In addition, our articles of incorporation allow the Company to request certain information from shareholders, to suspend the rights attaching to our common shares, Series A preferred shares or other equity securities and to redeem our common shares, Series A preferred shares or other equity securities, in each case to avoid an Communications Law Limitation. See “—Terms of the Shares.”

Amendment of the Articles of Incorporation. Our articles of incorporation provide, subject to other quorum and majority requirements provided by our articles of incorporation or Luxembourg law, that the affirmative vote of two-thirds ( 2/3) of our shares entitled to vote is required to amend certain provisions of our articles of incorporation. See “—Amendment to the Articles of Incorporation.”

Limitation of Officer and Director Liability. Our articles of incorporation provide that the Company shall, subject to certain conditions, indemnify to the fullest extent permitted by applicable law, any director or officer of the Company or its subsidiaries against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer of the Company or a direct or indirect subsidiary of the Company and against amounts paid or incurred by him or her in the settlement thereof. In addition, prior to the completion of the offerings, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Our articles of incorporation also permit us to purchase and maintain insurance on behalf of a director or officer for any liability arising out of his or her actions as a director or officer of the Company or any direct or indirect subsidiary of the Company. We maintain directors’ and officers’ insurance to protect our officers and directors from specified liabilities that may arise in the course of their service to us in those capacities.

These provisions in our articles of incorporation and provisions of Luxembourg law may have the effect of delaying, deterring or preventing a change of control.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares and our Series A preferred shares is American Stock Transfer & Trust Company and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by American Stock Transfer & Trust Company as our transfer agent and registrar. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

COMPARISON OF CERTAIN SHAREHOLDER RIGHTS

We are incorporated under the laws of Luxembourg. The following discussion summarizes certain material differences between the rights of our shareholders and the rights of shareholders of a typical corporation incorporated under the laws of the State of Delaware that result from differences in governing documents and the laws of Luxembourg and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our common shares under applicable law in Luxembourg and our articles of incorporation or the rights of holders of the common shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Luxembourg
Board of Directors
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Pursuant to the Luxembourg law dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), the board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board, the shareholders or a spontaneous candidacy) by a simple majority of the votes validly cast. Directors may be re-elected but the term of their office may not exceed six years. The articles of incorporation may provide for different classes of directors.

Upon the consummation of the offerings, our board will be divided into three classes as described below. Pursuant to our articles of incorporation, our directors are appointed by the general meeting of shareholders for a period of up to three years (or, if longer, up to the annual meeting held following the third anniversary of the appointment), with each director serving until the third annual general meeting of shareholders following their election (other than with respect to the initial Class I and Class II directors, who will serve until the first annual general meeting and second annual general meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the general meeting of shareholders in the year in which their term expires.

Our articles of incorporation provide that in case of a vacancy, the remaining board members may by majority vote elect a director to fill the vacancy. See “Comparison of Certain Shareholder Rights—Filling Vacancies on the Board of Directors.”

Each director (including the chairman) has one vote.

Delaware	Luxembourg

Our articles of incorporation provide that the board may set up committees and determine their composition, powers and rules.

Our articles provide for specific notice and procedural requirements for proposals of candidates for the election to the board of directors by the general meeting made by shareholders owning less than 10% of our outstanding shares.

Limitation on Personal Liability of Directors
A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of the State of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Luxembourg Corporate Law provides that directors do not assume any personal obligations for commitments of the company. Directors are liable to the company for the execution of their duties as directors and for any misconduct in the management of the company’s affairs.

Directors are further jointly and severally liable both to the company and, as the case may be, to any third parties, for damages resulting from violations of the law or the articles of incorporation of the company. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof.

In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of corporate assets.

Our articles of incorporation provide that directors and officers, past and present, are entitled to indemnification from the Company to the fullest extent permitted by law against liability and all expenses reasonably incurred by him/her in connection with any claim, action, suit or proceeding in which he/she is involved by virtue of his/her being or having been a director or officer.

Our articles of incorporation further provide that we may purchase and maintain insurance or furnish similar protection or make other arrangements, including, but not limited to, providing a trust fund, letter of credit or surety bond on behalf of our directors or officers against any liability asserted against them or incurred by or on behalf of them in their capacity as a director or officer.

Delaware	Luxembourg
Interested Shareholders
Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg Corporate Law no restriction exists as to the transactions that a shareholder may conclude with the company (except for certain limited exceptions). The transaction must however be in the corporate interest of the company.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Not applicable.
Removal of Directors
A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed with or without cause at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Pursuant to Luxembourg Corporate Law, directors may be removed at any time with or without cause by the general meeting of shareholders by a simple majority of the votes validly cast.

Delaware	Luxembourg
Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at, in the case of a non-classified board, the next annual meeting of shareholders, or, in the case of a classified board, the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of incorporation of the company provide otherwise, provisionally fill such vacancy until the next general meeting at which the shareholders will be asked to confirm the appointment.

The decision to fill a vacancy must be taken by the remaining directors by simple majority vote.

Our articles of incorporation provide that vacancies for reasons of death, retirement, resignation, dismissal, removal or otherwise may be filled by simple majority decision of the remaining board members in office.

Amendment of Governing Documents
Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law or the certificate of incorporation, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under Luxembourg Corporate Law, amendments to the articles of incorporation of the company require generally an extraordinary general meeting of shareholders held in front of a public notary at which at least one half of the share capital to which voting rights are attached under our articles of incorporation or Luxembourg law is represented unless otherwise provided by our articles of incorporation or mandatorily required by law. The notice of the extraordinary general meeting shall indicate the proposed amendments to the articles of incorporation.

If the aforementioned quorum is not reached, a second general meeting may be convened by means of notices published twice at intervals of at least fifteen days and fifteen days before the meeting in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second general meeting shall be validly constituted regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast by shareholders entitled to vote and subject in certain circumstances to a higher majority and/or separate class votes as required under our articles of incorporation or Luxembourg law. Where classes of shares (including the Series A preferred shares) exist and the resolution to be adopted by the general

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meeting of shareholders changes the respective rights attaching to such shares (including the Series A preferred shares), the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares (including the Series A preferred shares). A change of nationality of the company as well as an increase of the commitments of its shareholders require however the unanimous consent of the shareholders (and bondholders, if any).

Our articles provide for an increased qualified majority for certain resolutions relating to the amendment of certain provisions of our articles. See “Description of Share Capital—Amendment to the Articles of Incorporation.”

If the company has issued bonds, any amendments to the object of the company or its legal form (except in the case of a merger, de-merger or assimilated operations) require the approval of the bondholders’ general meeting. As of the date of this prospectus, the Company has not issued any bonds.

In very limited circumstances the board of directors may be authorized by the shareholders to amend the articles of incorporation, albeit always within the limits set forth by the shareholders. This is among others the case in the context of the company’s authorized unissued share capital within which the board of directors is authorized to issue further shares or in the context of a share capital reduction and cancellation of shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of incorporation.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Pursuant to Luxembourg Corporate Law, at least one annual general meeting of shareholders must be held each year on the day and at the time indicated in the articles of incorporation of the company. The purpose of such annual general meeting is in particular to approve the annual accounts, allocate the results, proceed to statutory appointments and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year of the company.

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Our articles of incorporation provide that our annual general meeting be held on the third Thursday of June of each year at 12 noon CET, except for the annual general meeting held in 2013. If that day is a legal or bank holiday in Luxembourg, the meeting will be held on the first preceding normal Luxembourg business day.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law, the board of directors (and the supervisory auditors (commissaires)) is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing at least one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of incorporation and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to Luxembourg law there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall generally be adopted by a simple majority of votes validly cast on such resolution by shareholders entitled to vote and subject in certain circumstances to a higher majority and/or separate class votes as required under our articles of incorporation or Luxembourg law. Abstentions are not considered “votes.”

Extraordinary Resolutions: extraordinary resolutions are generally required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of statutory preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and (e) an amendment of the articles of incorporation. Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting the quorum shall generally be at least one-half (50%) of the issued share capital to which voting rights are attached under our articles of incorporation or Luxembourg law unless otherwise required by our articles of incorporation or mandatorily required by

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law. If such quorum is not present, a second general meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (except as otherwise provided by mandatory law) at a two-thirds ( 2/3) majority of the votes validly cast on such resolution by shareholders entitled to vote and subject in certain circumstances to a higher majority and/or separate class votes as required under our articles of incorporation or Luxembourg law. Abstentions are not considered “votes.” Our articles provide for an increased qualified majority (of two-thirds of the issued shares entitled to vote and, depending on the circumstances, of two-thirds (2/3) of the shares of a specific class) for certain resolutions relating to the amendment of certain provisions of our articles. See “Description of Share Capital—Amendment to the Articles of Incorporation.”
Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Pursuant to Luxembourg law on agency, agents are generally entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part.

Luxembourg law provisions on agency are generally applicable to the mandate of directors and agents of the company.

Our articles of incorporation contain indemnification provisions setting forth the scope of indemnification of our directors and officers. These provisions allow us to indemnify directors and officers against liability (to the extent permitted by law) and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, except in cases of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer. The indemnification extends, inter alia, to legal fees, costs and amounts paid in the context of a settlement. We intend to enter into indemnification agreements with our directors and executive officers. Our articles of incorporation further provide that we may purchase and maintain insurance or furnish similar protection or make other arrangements, including, but not limited to, providing a trust fund, letter of credit, or surety bond on behalf of

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our directors or officers against any liability asserted against them or incurred by or on behalf of them in their capacity as a director or officer.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

Our articles of incorporation further provide that we may purchase and maintain insurance or furnish similar protection or make other arrangements, including, but not limited to, providing a trust fund, letter of credit or surety bond on behalf of our directors or officers against any liability asserted against them or incurred by or on behalf of them in their capacity as director or officer.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

The certificate of incorporation or bylaws frequently provide that rights to indemnification and advancement are mandatory.

Shareholder Approval of Business Combinations
Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Under Luxembourg law and our articles of incorporation, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of incorporation of the company.

Any type of transaction that would require an amendment to the articles of incorporation, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires generally an extraordinary resolution of a general meeting of shareholders.

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Transactions such as a sale, lease or exchange of substantial company assets generally require only the approval of the board of directors. Neither Luxembourg law nor our articles of incorporation contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of the company.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.	Not applicable.
Shareholder Action Without A Meeting
Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of incorporation.

Pursuant to Luxembourg law, shareholders of a public company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy or depending on circumstances, in writing.

Shareholder Suits
Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the Delaware General Corporation Law and applicable court rules have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law and applicable court rules also require that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the

Pursuant to Luxembourg law and our articles of incorporation, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of incorporation of the company.

Luxembourg law generally does not require shareholder approval before legal action may be initiated on behalf of the company. The board of directors has sole authority to decide whether to initiate legal action to enforce the company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a

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suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.	director is responsible for a breach of the law or of a provision of the articles of incorporation, an action can be initiated by any third party, including a shareholder that has suffered a loss that is independent and separate from the damage suffered by the company. Luxembourg procedural law does not recognize the concept of class actions.

Our articles of incorporation provide that the competent Luxembourg courts shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any director or officer of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the Luxembourg law of August 10, 1915 on commercial companies and the law dated December 19, 2002 concerning the register of commerce and of companies as well as the accounting and the annual accounts of undertakings or the Company’s articles of incorporation and (iv) any action asserting a claim against the Company with respect to its internal affairs, relationship with its shareholders or other holders of interest, its directors, officers, or any action as to its articles of incorporation or other constitutional or governing documents.
Distributions and Dividends; Repurchases and Redemptions
The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Pursuant to Luxembourg law, distributions may be made (i) by decision of the general meeting out of available profits (up to the prior year end and after approval of accounts as of the end of and for the prior year) and reserves (including premium) and (ii) by the board of directors as interim dividends (acomptes sur dividendes) out of available profits and reserves (including premium or other reserves).

Furthermore, up to 5% of any net profits generated by the Company must be allocated to a legal reserve that is not available for distribution, until such legal reserve is equal to 10% of the Company’s issued share capital.

We may generally only make distributions if the following conditions are met:

•    except in the event of a reduction of the issued share capital, a distribution to shareholders may not be made if net assets on the closing date of the preceding fiscal

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year are, or following such distribution would become, less than the sum of the issued share capital plus reserves, which may not be distributed by law or under our articles of incorporation.

•    the amount of a distribution to shareholders may not exceed the sum of net profits at the end of the preceding fiscal year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and with certain amounts to be placed in reserve in accordance with the law or our articles of incorporation.

Interim distributions may only be made if the following conditions are met:

•    interim accounts indicate sufficient funds available for distribution.

•    the amount to be distributed may not exceed total net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less

losses carried forward and any sums to be placed in reserves in accordance with the law or the articles of incorporation.

•    the board may declare interim distributions no more than two months after the date at which the interim accounts have been drawn up.

•    prior to declaring an interim distribution, the board must receive a report from company auditors confirming that the conditions for an interim distribution are met.

The amount of distributions declared by the annual general meeting of shareholders shall include (i) the amount previously declared by the board of directors (i.e., the interim distributions for the year of which accounts are being approved), and if proposed (ii) the (new) distributions declared on the annual accounts.

Where interim distribution payments exceed the amount of the distribution subsequently declared at the general meeting, any such overpayment shall be deemed to have been paid on account of the next distribution.

Our articles of incorporation do permit interim distributions decided by our board of directors.

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Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Pursuant to Luxembourg law, the company (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided, except in limited circumstances:

•    the shareholders at a general meeting have previously authorized the board of directors to acquire company shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years) and, in the case of acquisition for value, the maximum and minimum consideration.

•    the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting in his own name but on behalf of the company, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves, which may not be distributed by law or under the articles of incorporation.

•    only fully paid-up shares may be repurchased.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to the company, provided the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them; and (ii) in the case of shares acquired by either the company or by a person acting on behalf of the company with a view to redistribute the shares to the staff of the company provided that the distribution of such shares is made within 12 months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce the capital of the company or the acquisition of shares issued as redeemable shares. Such acquisitions may generally not have the effect of reducing net assets below the aggregate of subscribed capital and reserves,

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which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares of Luxembourg law.

Any shares acquired in contravention of the above provisions must generally be re-sold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on the balance sheet of the company, a non-distributable reserve of the same amount must be reflected as a liability.

Our articles of incorporation provide that shares may be acquired in accordance with the law. The general meeting of shareholders authorized the acquisition of our own shares as described in “Description of Share Capital—Repurchase of Shares.”

Transactions with Officers or Directors
Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with the company to the extent the contract or the transaction is in the corporate interest of the company.

Luxembourg Corporate Law prohibits a director from participating in deliberations and voting on a transaction if such director has an interest therein conflicting with the interests of the company. The relevant director must disclose his or her interest to the board of directors and abstain from deliberating and voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

Dissenters’ Rights
Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise have received in the transaction had the shareholder not dissented.	Neither Luxembourg law nor our articles of incorporation provide for appraisal rights.

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Cumulative Voting
Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Not applicable. See “—Board of Directors.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the common shares offering, there has been no public market for our common shares. We cannot make any prediction as to the effect, if any, that sales of common shares or the availability of common shares for sale will have on the market price of our common shares. The market price of our common shares could decline because of the sale of a large number of shares of our common shares or the perception that such sales could occur or the conversion of Series A preferred shares into common shares or the perception that such conversion could occur. These factors could also make it more difficult to raise funds through future offerings of common shares. See “Risk Factors—Risk Factors Relating to the Offering and Common Shares—Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares and thus the Series A preferred shares to decline.”

Sale of Restricted Shares

Upon the consummation of the common shares offering, we will have 102,512,977 common shares outstanding assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 19,323,672 shares sold in the common shares offering (or 22,222,222 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After the offerings, approximately 83,189,305 of our outstanding common shares will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of the offerings, the holders of approximately 163,059 common shares will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act, and the holders of approximately 83,026,246 common shares, representing approximately 81.0% of our outstanding common shares, will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The underwriters are entitled to waive the lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Additional common shares will be issuable upon conversion of the Series A preferred shares issued in the Series A preferred shares offering and may be issued as dividends on the Series A preferred shares. All of such common shares will be available for immediate resale in the public market upon conversion or receipt, except for any such shares issued to persons who are subject to the lock-up arrangements described below, which shares will be subject to the terms of such lock-up arrangements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume of our common shares reported through the exchange on which the common shares are listed during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register the common shares reserved for issuance under our 2008 Share Plan and our 2013 Equity Plan. Following the reorganization transactions and the offerings, there are expected to be options outstanding under our 2008 Share Plan to purchase a total of 6,796,894 common shares, of which options to purchase 3,737,155 common shares would be exercisable immediately following the offerings. Immediately following the consummation of the offerings, there will be not more than 1,346,000 restricted share units and 500,000 common shares that may be subject to grants of options outstanding under the 2013 Equity Plan granted to our employees in connection with the offerings. Shares issued upon the exercise of options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

We, all of our directors and executive officers and certain of our shareholders have entered into lock-up agreements that, subject to certain exceptions and extensions, provide that we and they will not, for a period of 180 days after the date of this prospectus, without the prior written consent of a majority of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, offer, sell or otherwise dispose of or hedge any common shares or securities convertible into or exercisable or exchangeable for our common shares. For a description of the lock-up agreements that we, all of our directors and executive officers and certain of our shareholders have entered into in connection with the offerings, see “Underwriting.”

Immediately following the consummation of the offerings, shareholders subject to lock-up agreements will hold 83,026,246 common shares, representing approximately 81.0% of our then outstanding common shares, or approximately 78.8% if the underwriters exercise their option to purchase additional common shares in full.

Agreements Granting Registration Rights

We have entered into agreements granting certain registration rights to the Sponsors, the Other Equity Investors and Messrs. McGlade, McDonnell and Spector as described under “Certain Relationships and Related Party Transactions—Shareholders Agreements—Registration Rights.” Subject to certain exceptions and limitations, the Sponsors have certain demand registration rights and the Sponsors, the Other Equity Investors and Messrs. McGlade, McDonnell and Spector have piggyback registration rights with respect to any registrations by the Company for its own account or for the account of certain other shareholders (or in the case of Messrs. McGlade, McDonnell and Spector, solely the Sponsors). After giving effect to the reorganization transactions and the offerings and subject to the terms of the lock-up agreements with the underwriters, the Sponsors, the Other Equity Investors and Messrs. McGlade, McDonnell and Spector may require that 82,881,383 common shares be registered for resale pursuant to the respective agreements governing their registration rights. For more information, see “Certain Relationships and Related Party Transactions—Shareholders Agreements—Registration Rights.”

TAX CONSIDERATIONS

The following sets forth material Luxembourg and U.S. federal income tax consequences of an investment in our Series A preferred shares. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Series A preferred shares, such as the tax consequences under state, local and other tax laws.

Material Luxembourg Tax Considerations for Holders of Series A Preferred Shares

The following is a summary discussion of certain Luxembourg tax considerations of the acquisition, ownership and disposition of our Series A preferred shares that may be applicable to you if you acquire our Series A preferred shares. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of our shares or the holders thereof, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in our shares other than a Luxembourg Holder.

Tax Regime Applicable to Realized Capital Gains

Luxembourg Holders

Luxembourg resident individual holders

Capital gains realized by Luxembourg resident individuals who do not hold their Series A preferred shares as part of a commercial or industrial or independent business and who hold no more than 10% of our share capital will only be taxable if they are realized on a sale of shares that takes place before their acquisition or within the first six months following their acquisition. If such is the case, capital gains will be taxed at ordinary rates according to the progressive income tax schedule.

For Luxembourg resident individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of our share capital, capital gains will be taxable, regardless of the holding period. In case of a sale after six months from acquisition, the capital gain is subject to tax as extraordinary income subject to the half-global rate method.

If such Series A preferred shares are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.

Luxembourg resident corporate holders

Capital gains realized upon the disposal of Series A preferred shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2013 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to Article 166 of the Luxembourg Income Tax Law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual who is a non-Luxembourg Holder of shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of the Company at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which Series A preferred shares are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the Series A preferred shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, subject in each case to fulfilment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the Series A preferred shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above under (ii).

Tax Regime Applicable to Conversions

In case of conversion of Series A preferred shares into our common shares, before or at the mandatory conversion date, the conversion is considered as a taxable event for Luxembourg tax purposes.

The same Luxembourg tax consequences as those described in “—Tax Regime Applicable to Realized Capital Gains” apply. You should refer to such paragraph for information regarding the Luxembourg tax consequences applicable to you when you convert your Series A preferred shares into our common shares.

Tax Regime Applicable to Distributions

Withholding tax

Distributions imputed for tax purposes on current or accumulated profits are subject to a withholding tax of 15%.

Distributions sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law, including, among others, share premium, should not be subject to withholding tax provided no newly accumulated fiscal profits are recognized. For the foreseeable future, we do not expect to recognize newly accumulated fiscal profits in the annual stand alone accounts of the Company prepared under Luxembourg GAAP, and so, on that basis, distributions should be made without Luxembourg withholding tax.

However, to the extent the Company recognizes, against our expectation, newly accumulated fiscal profits in its annual stand alone accounts prepared under Luxembourg GAAP, there will be 15% withholding tax, unless one of the below exemptions or reductions is available for the dividend recipient.

The rate of the withholding tax may be reduced pursuant to any applicable double taxation treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfilment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive 2011/96/EU of 30 November 2011 replacing the Council Directive 90/435/EEC of 23 July 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states, (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption and (vi) a Luxembourg permanent establishment of one of the aforementioned categories, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of the Company or acquired for an acquisition price of at least EUR 1.2 million.

Income Tax

Luxembourg individual holders

Luxembourg individual holders must include the distributions paid on the Series A preferred shares in their taxable income. However, 50% of the amount of such dividends may be exempted from tax under the Luxembourg Income Tax Law. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.

Luxembourg resident corporate holders

Luxembourg resident corporate holders can benefit from an exemption of 100% of the amount of a dividend received, provided that, at the date when the income is made available, they hold a participation of minimum 10% of the share capital of the Company or which has an acquisition price equivalent to minimum EUR 1.2 million for an uninterrupted period of at least 12 months.

Net Wealth Tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the Series A preferred shares held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg or (ii) the Series A preferred shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg. Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The Series A preferred shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the Series A preferred shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and Registration Taxes

No registration tax or stamp duty will be payable by a holder of Series A preferred shares in Luxembourg solely upon the disposal of Series A preferred shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of Series A preferred shares upon the death of a holder of Series A preferred shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of Series A preferred shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of Series A preferred shares is a resident of Luxembourg for tax purposes at the time of his or her death, the Series A preferred shares are included in his or her taxable estate for inheritance tax or estate tax purposes.

Material U.S. Federal Income Tax Considerations for U.S. Holders of Series A Preferred Shares

The following is a discussion of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the Series A preferred shares and the ownership and disposition of our common shares received as a dividend thereon or upon conversion thereof that are applicable to you if you are a U.S. Holder (as defined below). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold our Series A preferred shares or common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our shares entitled to vote. In addition, this discussion does not address the tax treatment of special classes of U.S. Holders, such as:

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	persons holding our Series A preferred shares or common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle;”

•	persons who acquired our Series A preferred shares or common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•	U.S. expatriates;

•	persons subject to the alternative minimum tax;

•	dealers or traders in securities or currencies; or

•	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax consequences other than income tax or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, you are a “U.S. Holder” if you are a beneficial owner of our Series A preferred shares or common shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our Series A preferred shares or common shares, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires our Series A preferred shares, you should consult your tax advisor.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, except as discussed under “—Passive Foreign Investment Company Considerations” below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our Series A preferred shares or common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of the Series A preferred shares and the ownership and disposition of our common shares received as a dividend thereon or upon conversion thereof.

Distributions on Series A Preferred Shares and Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution paid by us in respect of our Series A preferred shares or common shares will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. Any distribution of common shares treated as a dividend will be subject to tax as dividend in the amount of the fair market value of such common shares on the date of the distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on stock that is readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that our Series A preferred shares and common shares will be considered to be readily tradable on an established securities market in the United States; however, there can be no assurance that our Series A preferred shares or common shares will be considered readily tradable on an established securities market in future years. A qualified foreign corporation also includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the income tax treaty between Luxembourg and the United States (the “Treaty”) meets these requirements. If, as we anticipate, we are eligible for the benefits of the Treaty, dividends paid by us would be eligible for reduced rates of taxation without regard to the trading status of our shares. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed below in “—Passive Foreign Investment Company Considerations,” we believe that we are not a PFIC.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in our Series A preferred shares or common shares (as applicable) held by you (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of such shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed below).

We do not expect to have current or accumulated earnings and profits for U.S. federal income tax purposes on or before the mandatory conversion date. However, because we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, you should assume that any distribution by us with respect to our common shares will constitute ordinary dividend income.

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Luxembourg withholding tax. Pursuant to the Treaty, the rate of withholding on distributions is 15%, which is the same rate provided under Luxembourg tax laws as discussed above, or a reduced rate of 5% for a U.S. Holder that owns at least 10% of our voting shares. You should consult your own tax advisor about your eligibility for reduction of Luxembourg withholding tax. You may claim a deduction or a foreign tax credit for U.S. federal income tax purposes, subject to other applicable limitations, only for tax withheld at the appropriate rate. You will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Adjustment of Conversion Rate

The conversion rate of the Series A preferred shares is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations promulgated thereunder would treat a U.S. Holder of our Series A preferred shares as having received a constructive distribution includable in such U.S. Holder’s income in the manner as described above under “—Distributions on Series A Preferred Shares and Common Shares” if and to the extent that certain adjustments in the conversion rate increase the proportionate interest of a U.S. Holder in our earnings and profits. For example, an increase in the conversion ratio to reflect an undeclared dividend on the Series A preferred shares or a distribution with respect to our Series A preferred shares payable in common shares may give rise to a deemed taxable distribution to the U.S. Holders of our Series A preferred shares. In addition, any other increase in the conversion rate of the Series A preferred shares (or certain failures to make an adjustment) may, depending on the circumstances, be deemed to be a distribution to the U.S. Holders of the Series A preferred shares and possibly to U.S. Holders of our common shares. It is anticipated that such constructive distribution would be reported to you in the same manner as actual distribution even though you may not receive any cash or property. However, adjustments to the conversion rate made pursuant to a bona fide, reasonable anti-dilution adjustment formula generally should not result in a constructive dividend distribution.

Sale, Exchange or Other Taxable Disposition of Series A Preferred Shares and Common Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our Series A preferred shares or our common shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in such shares. Generally, subject to the possible application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held such shares for more than one year. For a discussion your tax basis and holding period in respect of common shares received in the conversion of Series A preferred shares, see below under “—Conversion of Series A Preferred Shares into Common Shares.” If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of our Series A preferred shares or common shares will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes. Consequently, you may not be able to use any foreign tax credits arising from any Luxembourg tax imposed on the sale, exchange or other taxable disposition of our Series A preferred shares or common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources or unless an applicable treaty provides otherwise.

If you receive any foreign currency on the sale of our Series A preferred shares or common shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into U.S. dollars.

Conversion of Series A Preferred Shares into Common Shares

You generally will not recognize any gain or loss in respect of the receipt of our common shares upon the conversion of the Series A preferred shares, except as otherwise provided below regarding cash received in lieu of fractional shares and cash or common shares received in respect of accrued and unpaid dividends. The adjusted tax basis of common shares received on conversion (other than common shares received in respect of accrued and unpaid dividends) will equal the adjusted tax basis of the Series A preferred shares converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of common shares exchanged for cash), and the holding period of such common shares received on conversion (other than common shares received in respect of accrued and unpaid dividends) will generally include the period during which the converted Series A preferred shares were held prior to conversion. Cash received in lieu of a fractional share of common shares will generally be treated as a payment in a taxable exchange for such fractional common share, and capital gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional common share. Cash or common shares received in respect of accrued and unpaid dividends will be taxable as described under “—Distributions on Series A Preferred Shares and Common Shares” above.

If a U.S. Holder’s Series A preferred shares are converted pursuant to certain other transactions, including our consolidation or merger into another person or a “cash acquisition” (as described in “Description of Series A Preferred Shares—Conversion at the Option of the Holder upon Cash Acquisition; Cash Acquisition Dividend Make-whole Amount”), the tax treatment of the conversion will depend upon the facts underlying the particular transaction triggering the conversion. Under those circumstances, U.S. Holders should consult their tax advisors to determine the specific tax treatment of a conversion.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A non-U.S. corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash and assets readily convertible into cash are categorized as passive assets. For purposes of determining whether a non-U.S. corporation will be considered a PFIC, the corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We believe that we currently are not a PFIC for U.S. federal income tax purposes, and we do not expect to become a PFIC in the future. However, the determination of PFIC status for any year is very fact specific, generally cannot be made until the close of the taxable year in question, and PFIC status is determined annually. Accordingly, there can be no assurance in this regard. It is possible that we may become a PFIC in the current taxable year or in future years. If we are classified as a PFIC in any year during which you hold our Series A preferred shares or common shares, we generally will continue to be treated as a PFIC as to you in all succeeding years, regardless of whether we continue to meet the income or asset test discussed above.

If we were classified as a PFIC for any taxable year during which you hold our Series A preferred shares or common shares, subject to the discussion below of the mark-to-market election, you would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of our Series A preferred shares or common shares or upon the receipt of certain distributions treated as excess distributions.

If we are or become a PFIC, and our Series A preferred shares or common shares (as applicable) are treated as “marketable stock” for purposes of the PFIC rules, you may make a mark-to-market election to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the Series A preferred shares or common shares, you generally will include in income, as ordinary income, for each year that we are a PFIC the excess, if any, of the fair market value of such shares at the end of each taxable year over your adjusted tax basis in such shares, and will be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted tax basis in such shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in such shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of our Series A preferred shares or common shares will be treated as ordinary income, and any loss recognized will be treated as ordinary loss to the extent of any net mark-to-market income for prior years. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the reduced rates of taxation applicable to qualified dividend income (discussed above under “—Distributions on Series A Preferred Shares and Common Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded other than in de minimis quantities on at least 15 days during each calendar quarter for any calendar year on a qualified exchange or other market as defined in the applicable U.S. Treasury regulations. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable. Because a mark-to-market election may not be available for equity interests in any lower-tier PFICs that we own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our Series A preferred shares or common shares, the availability of any tax elections, and any reporting requirements that may apply to you if we are considered a PFIC in any taxable year. We do not intend to prepare or provide the information that would enable you to make a “qualified electing fund” election.

Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on our Series A preferred shares or common shares and net gains from the disposition of our Series A preferred shares or common shares. U.S. Holders that are individuals, estates or such trusts should consult their tax advisors regarding the applicability of this tax to any of their income or gains in respect of our Series A preferred shares or common shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of our Series A preferred shares or common shares and the proceeds received by you from the sale, exchange or other taxable disposition of our Series A preferred shares or common shares within the United States unless you are a corporation or other exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

U.S. Holders who are individuals owning over $50,000 in “specified foreign financial assets” are generally required to report information relating to such assets on their tax returns. “Specified foreign financial assets” include interests in foreign entities (such as our Series A preferred shares and our common shares) if such interests are not held through a custodial account with a U.S. financial institution. Investors who fail to report this required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our Series A preferred shares or common shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated April 17, 2013, the underwriters named below, for whom Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to subscribe to, and we have agreed to issue, severally, the number of Series A preferred shares indicated below:

Name	Number of Shares
Goldman, Sachs & Co.	626,400
J.P. Morgan Securities LLC	584,100
Morgan Stanley & Co. LLC	626,400
Merrill Lynch, Pierce, Fenner & Smith Incorporated	441,300
Barclays Capital Inc.	102,900
Credit Suisse Securities (USA) LLC	102,900
Deutsche Bank Securities Inc.	63,300
Nomura Securities International, Inc.	92,700
UBS Securities LLC	47,400
Evercore Group L.L.C.	124,500
HSBC Securities (USA) Inc.	47,400
RBC Capital Markets, LLC	31,800
LionTree Advisors LLC	31,800
Raymond James & Associates, Inc.	77,100

Total	3,000,000

The underwriters are offering the Series A preferred shares subject to their acceptance of the Series A preferred shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Series A preferred shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Series A preferred shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option, as described below.

The underwriters initially propose to offer part of the Series A preferred shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Series A preferred shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the Series A preferred shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to subscribe to up to 450,000 additional Series A preferred shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Series A preferred shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Series A preferred shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Series A preferred shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 Series A preferred shares.

	Total
	Share	No Exercise	Full Exercise
Public offering price	$50.00	$150,000,000.00	$172,500,000.00
Underwriting discounts and commissions	$2.375	$7,125,000.00	$8,193,750.00
Proceeds, before expenses	$47.625	$142,875,000.00	$164,306,250.00

The estimated offering expenses being paid by us, exclusive of the underwriting discounts and commissions, for this offering and the offering of common shares are approximately $6.7 million. The underwriters will reimburse us for certain of these offering expenses. See “Expenses Relating to the Offering.”

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Series A preferred shares offered by them.

Our Series A preferred shares have been approved for listing on the NYSE under the symbol “I  PR  A.”

We, all of our directors and executive officers and certain of our shareholders have agreed that, subject to certain exceptions, without the prior written consent of a majority of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or Series A preferred shares or any securities convertible into or exercisable or exchangeable for common shares or Series A preferred shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or the Series A preferred shares; or

In addition, we have agreed that, subject to certain exceptions, without the prior written consent of a majority of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, file any registration statement with the SEC relating to the offering of any common shares or Series A preferred shares or any securities convertible into or exercisable or exchangeable for common shares or Series A preferred shares. We, all of our directors and executive officers and certain of our shareholders have further agreed that, subject to certain exceptions, without the prior written consent of a majority of Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any common shares or Series A preferred shares or any security convertible into or exercisable or exchangeable for common shares or Series A preferred shares.

Unless certain criteria set forth in the underwriting agreement are met, the 180-day restricted period described in the preceding paragraphs will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraphs do not apply to the transfer of common shares, Series A preferred shares or any security convertible into or exercisable for common shares or Series A preferred shares, in each case in an amount in the aggregate not to exceed 1.0% of the common shares and 1.0% of the Series A preferred shares, as applicable, beneficially owned by the party to the lock-up agreement, to charitable organizations as bona fide donations.

In order to facilitate the offering of our Series A preferred shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Series A preferred shares to the extent permitted by law. Specifically, the underwriters may sell more Series A preferred shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Series A preferred shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing Series A preferred shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of our Series A preferred shares compared to the price available under the over-allotment option. The underwriters may also sell Series A preferred shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A preferred shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Series A preferred shares in the open market to stabilize the price of the Series A preferred shares. These activities may raise or maintain the market price of the Series A preferred shares above independent market levels or prevent or retard a decline in the market price of the Series A preferred shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Series A preferred shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We have agreed with the underwriters to indemnify each other severally against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that we or they may be required to make because of any of these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Series A preferred shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For instance, certain affiliates of the underwriters are lenders under certain of our credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Certain of the underwriters or their respective affiliates may receive a portion of the net proceeds of this offering if we choose to repay, redeem, retire or repurchase items of indebtedness that such underwriters or their respective affiliates hold or credit facilities under which they act as lenders.

Pricing of the Offering

Prior to this offering, there has been no public market for our Series A preferred shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the Series A preferred shares has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Series A preferred shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Series A preferred shares to the public in that Relevant Member State at any time:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 100, or, if the Relevant Member State has implemented the Amending Directive, 150, natural or legal persons (other than qualified investors as defined under the Prospectus Directive), subject to the prior consent of the underwriter in charge of the placement appointed by the company for such an offer, according to Article 3.2(b) of the Prospectus Directive and 1.3(a)(i) of the Amending Directive; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Series A preferred shares shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (i) the expression an “offer to the public” in relation to any Series A preferred shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Series A preferred shares to be offered so as to enable an investor to decide to purchase any Series A preferred shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state (ii) the expression “Prospectus Directive” means Directive 2003/7 1/EC (and amendments thereto, including the Amending Directive) and includes any relevant implementing measure in each Relevant Member State and (iii) the expression “Amending Directive” means Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010.

United Kingdom

This prospectus does not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Services Authorities (the “FSA”), pursuant to section 84 of the Financial Services and Markets Act

2000 (as amended, the “FSMA”), and has not been filed with the FSA. The Series A preferred shares may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any Series A preferred shares except in circumstances in which section 21(1) of the FSMA does not apply to the company. This prospectus is directed only at (i) persons who are outside the United Kingdom and (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”), or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

Any investment or investment activity to which this prospectus relates is only available to and will only be engaged in with such persons and persons who do not fall within (ii) or (iii) above should not rely on or act upon this communication.

Hong Kong

The Series A preferred shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Series A preferred shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Series A preferred shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Series A preferred shares may not be circulated or distributed, nor may the Series A preferred shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Series A Preferred shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The Series A preferred shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

EXPENSES RELATING TO THE OFFERING

We estimate the fees and expenses to be incurred in connection with the issuance and distribution of the common shares in the common shares offering and the Series A preferred shares in the Series A preferred shares offering, other than underwriting discounts and commissions, to be as follows:

U.S. Securities and Exchange Commission registration fee	$112,309
FINRA filing fee	75,500
Federal Communications Commission filing fee	820,000
New York Stock Exchange listing fee	325,000
Transfer agent’s fees	18,500
Legal fees and expenses	3,300,000
Accounting fees and expenses	920,000
Printing and engraving expenses	850,000
Blue sky fees and expenses	—
Miscellaneous expenses	247,691

Total	$6,669,000

The estimated offering expenses payable by us in connection with the common shares offering and the Series A preferred shares offering, exclusive of the underwriting discounts and commissions, are approximately $6.7 million. The underwriters have agreed to reimburse us for $4.2 million of these offering expenses.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of Luxembourg. Most of our assets are located outside the United States. In addition, certain of our directors and officers reside outside of the United States and certain of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons, including judgments based on the civil liability or other provisions of the U.S. federal securities laws or other laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability or other provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability or other provisions of the U.S. federal securities laws against us or these persons. Uncertainty may also exist as to whether courts in Luxembourg will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities or other laws of those jurisdictions or entertain actions against us or our directors or officers under the securities or other laws of those jurisdictions.

It may be possible to effect service of process within Luxembourg upon us in civil or commercial matters in accordance with The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965, which sets forth the rules, procedures and conditions for service of process abroad and generally provides for the service to Luxembourg companies at their registered office by, among others, U.S. persons.

We have been advised by our Luxembourg counsel that the traditional requirements for a valid, final and conclusive judgment against us in any civil or commercial suit, action or proceeding arising out of or in connection with the common shares obtained from a court of competent jurisdiction in the United States, which judgment remains in full force and effect after all appeals as may be taken in the relevant state or federal jurisdiction with respect thereto have been taken, to be enforced through a court of competent jurisdiction of Luxembourg may be the following (subject to court interpretation, which may evolve):

•

the U.S. court awarding the judgment has jurisdiction to adjudicate the respective matter under its applicable laws, and such jurisdiction is recognized by Luxembourg private international and local law;

•	the judgment is final and duly enforceable in the jurisdiction where the decision is rendered;

•	the U.S. court has applied the substantive law as designated by the Luxembourg conflict of laws rules;

•	the U.S. court has acted in accordance with its own procedural laws and the judgment of the competent court must not have been obtained by fraud;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense; and

•	the judgment does not contravene international public policy as understood under the laws of Luxembourg.

We have also been advised by our Luxembourg counsel that if an original action is brought in Luxembourg, Luxembourg courts may refuse to apply the designated law if its application contravenes Luxembourg international public policy.

LEGAL MATTERS

We are being represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, with respect to legal matters of United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP, New York, New York, with respect to legal matters of United States federal securities and New York State law. The validity of the shares offered hereby and certain legal matters as to Luxembourg law will be passed upon for us by Elvinger, Hoss & Prussen and for the underwriters by Arendt & Medernach.

EXPERTS

The consolidated financial statements and schedule of Intelsat Global Holdings S.A. as of December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the securities offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the securities offered in this prospectus, you may desire to review the full registration statement, including the exhibits and schedules. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Immediately upon completion of the offerings, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our common shares.

Intelsat Global Holdings S.A.

(now known as Intelsat S.A.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Intelsat Global Holdings S.A.:

We have audited the consolidated balance sheets of Intelsat Global Holdings S.A. and subsidiaries, (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intelsat Global Holdings S.A. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, Virginia

March 1, 2013

Intelsat Global Holdings S.A.

Consolidated Balance Sheets

(in thousands, except share amounts)

	As of December 31, 2011	As of December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents, net of restricted cash	$296,724	$187,485
Restricted cash	94,131	—
Receivables, net of allowance of $20,830 in 2011 and $23,583 in 2012	314,533	282,214
Deferred income taxes	26,058	94,779
Prepaid expenses and other current assets	42,934	38,708

Total current assets	774,380	603,186
Satellites and other property and equipment, net	6,142,731	6,355,192
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	742,868	651,087
Other assets	457,707	417,454

Total assets	$17,356,613	$17,265,846

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$192,700	$178,961
Taxes payable	11,757	9,366
Employee related liabilities	43,315	46,590
Accrued interest payable	359,382	367,686
Current portion of long-term debt	165,764	57,466
Deferred satellite performance incentives	17,715	21,479
Deferred revenue	64,609	84,066
Other current liabilities	76,460	72,715

Total current liabilities	931,702	838,329
Long-term debt, net of current portion	15,837,641	15,846,728
Deferred satellite performance incentives, net of current portion	113,974	172,663
Deferred revenue, net of current portion	724,413	834,161
Deferred income taxes	265,181	286,673
Accrued retirement benefits	305,902	299,187
Other long-term liabilities	322,735	300,195
Redeemable noncontrolling interest	3,024	—
Commitments and contingencies (Note 14 and 15)
Shareholders’ deficit:
Class A shares, $0.01 par value, 14,917,541 shares authorized; 14,912,466 shares issued and outstanding at December 31, 2011 and 14,909,421 shares issued and outstanding at December 31, 2012	149	149
Class B shares, $0.01 par value, 900,249 shares authorized; 865,240 shares issued and outstanding at December 31, 2011 and 822,018 shares issued and outstanding at December 31, 2012	9	8
Undesignated shares, $0.01 par value, 84,182,210 shares authorized and unissued at December 31, 2011 and December 31, 2012	842	842
Paid-in capital	1,520,099	1,519,262
Accumulated deficit	(2,608,456)	(2,759,593)
Accumulated other comprehensive loss	(111,528)	(118,428)

Total shareholders’ deficit	(1,198,885)	(1,357,760)
Noncontrolling interest	50,926	45,670

Total liabilities and shareholders’ deficit	$17,356,613	$17,265,846

See accompanying notes to consolidated financial statements.

Intelsat Global Holdings S.A.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Revenue	$2,544,652	$2,588,426	$2,610,152
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	413,400	417,179	415,900
Selling, general and administrative	227,271	208,381	204,025
Depreciation and amortization	798,817	769,440	764,903
Impairment of asset value	110,625	—	—
Losses on derivative financial instruments	89,509	24,635	39,935

Total operating expenses	1,639,622	1,419,635	1,424,763

Income from operations	905,030	1,168,791	1,185,389
Interest expense, net	1,379,837	1,310,563	1,270,848
Loss on early extinguishment of debt	(76,849)	(326,183)	(73,542)
Earnings (loss) from previously unconsolidated affiliates	503	(24,658)	—
Other income (expense), net	9,124	1,955	(10,128)

Loss before income taxes	(542,029)	(490,658)	(169,129)
Benefit from income taxes	(26,668)	(55,393)	(19,631)

Net loss	(515,361)	(435,265)	(149,498)
Net (income) loss attributable to noncontrolling interest	2,317	1,106	(1,639)

Net loss attributable to Intelsat Global Holdings S.A.	$(513,044)	$(434,159)	$(151,137)

Basic and diluted net loss per share attributable to Intelsat Global Holdings S.A.	$(1,887.70)	$(1,208.94)	$(352.09)

See accompanying notes to consolidated financial statements.

Intelsat Global Holdings S.A.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Net loss	$(515,361)	$(435,265)	$(149,498)
Other Comprehensive income (loss), net of tax:
Defined benefit retirement plans:
Reclassification adjustment for amortization of unrecognized prior service credits included in net periodic pension costs, net of tax of $0.1 million for each of the years ended December 31, 2010, 2011 and 2012	(108)	(109)	(110)
Reclassification adjustment for amortization of unrecognized actuarial loss included in net periodic pension costs, net of tax of ($1.3) million, ($2.5) million and ($9.5) million for the years ended December 31, 2010, 2011 and 2012, respectively	2,292	4,328	5,178
Actuarial loss arising during the year, net of tax of $7.5 million, $30.1 million and $7.5 million for the years ended December 31, 2010, 2011 and 2012, respectively	(11,763)	(39,299)	(12,356)
Consolidation of WP Com	1,846	—	—
Gains (losses) on investments, net of tax of $0.3 million, $0.1 million and ($0.2) million for the years ended December 31, 2010, 2011 and 2012, respectively.	(393)	59	388

Other comprehensive loss	(8,126)	(35,021)	(6,900)

Comprehensive loss	(523,487)	(470,286)	(156,398)
Comprehensive (income) loss attributable to noncontrolling interest	2,317	1,106	(1,639)

Comprehensive loss attributable to Intelsat Global Holdings S.A.	$(521,170)	$(469,180)	$(158,037)

See accompanying notes to consolidated financial statements.

Intelsat Global Holdings S.A.

Consolidated Statements of Changes in Shareholders’ Deficit

(in thousands, except share and per share amounts)

	Class A Common Shares		Class B Common Shares		Undesignated		Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Deficit	Noncontrolling Interest
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2010	14,917,541	$149	900,249	$9	84,182,210	$842	$1,456,381	$(1,658,889)	$(68,381)	$(269,889)	$—
Net loss	—	—	—	—	—	—	—	(513,044)	—	(513,044)	(19)
Consolidation of WP Com (1)	—	—	—	—	—	—	—	(2,364)	1,846	(518)	1,921
Repurchase of shares	(5,075)	—	(35,009)	—	—	—	—	—	—	—	—
Mark to market valuation adjustment for redeemable noncontrolling interest	—	—	—	—	—	—	(10,907)	—	—	(10,907)	—
Postretirement/pension liability adjustment, net of tax of $6.2 million	—	—	—	—	—	—	—	—	(9,579)	(9,579)	—
Other comprehensive income, net of tax of $0.3 million	—	—	—	—	—	—	—	—	(393)	(393)	—

Balance, December 31, 2010	14,912,466	$149	865,240	$9	84,182,210	$842	$1,445,474	$(2,174,297)	$(76,507)	$(804,330)	$1,902

Net loss	—	—	—	—	—	—	—	(434,159)	—	(434,159)	1,136
Consolidation of Horizons Holdings (1)	—	—	—	—	—	—	—	—	—	—	49,263
Mark to market valuation adjustment for redeemable noncontrolling interest	—	—	—	—	—	—	15,090	—	—	15,090	—
Change in classification of certain equity awards	—	—	—	—	—	—	56,760	—	—	56,760	—
Vesting of equity awards of certain executive officers	—	—	—	—	—	—	2,775	—	—	2,775	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(1,375)
Postretirement/pension liability adjustment, net of tax of $27.7 million	—	—	—	—	—	—	—	—	(35,080)	(35,080)	—
Other comprehensive income, net of tax of $0.1 million	—	—	—	—	—	—	—	—	59	59	—

Balance, December 31, 2011	14,912,466	$149	865,240	$9	84,182,210	$842	$1,520,099	$(2,608,456)	$(111,528)	$(1,198,885)	$50,926

Net loss	—	—	—	—	—	—	—	(151,137)	—	(151,137)	3,582
Repurchase of shares	(3,045)	—	(43,222)	(1)	—	—	—	—	—	(1)	—
Mark to market valuation adjustment for redeemable noncontrolling interest	—	—	—	—	—	—	(7,663)	—	—	(7,663)	—
Vesting of equity awards of certain executive officers	—	—	—	—	—	—	6,826	—	—	6,826	—
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(8,838)
Postretirement/pension liability adjustment, net of tax of ($1.9) million	—	—	—	—	—	—	—	—	(7,288)	(7,288)	—
Other comprehensive income, net of tax of ($0.2) million	—	—	—	—	—	—	—	—	388	388	—

Balance, December 31, 2012	14,909,421	$149	822,018	$8	84,182,210	$842	$1,519,262	$(2,759,593)	$(118,428)	$(1,357,760)	$45,670

(1)	See Note 9 —Investments for further discussion of the consolidation of WP Com and Horizons Holdings, respectively.

See accompanying notes to consolidated financial statements.

Intelsat Global Holdings S.A.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Cash flows from operating activities:
Net loss	$(515,361)	$(435,265)	$(149,498)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	798,817	769,440	764,903
Impairment of asset value	110,625	—	—
Provision for doubtful accounts	7,839	5,129	8,911
Foreign currency transaction (gain) loss	(1,057)	(1,375)	7,329
(Gain) loss on disposal of assets	354	846	(12,647)
Deferred income taxes	(45,513)	(72,866)	(61,889)
Amortization of discount, premium, issuance costs and other non-cash items	97,174	62,855	57,305
Interest paid-in-kind	244,859	27,291	4,949
Loss on early extinguishment of debt	73,988	326,183	73,542
(Earnings) loss from previously unconsolidated affiliates	(503)	24,658	—
Gain on sale of investment	(1,261)	—	—
Unrealized (gains) losses on derivative financial instruments	22,225	(54,663)	(9,004)
Termination of third-party commitment costs and expenses	—	—	10,000
Other non-cash items	3,469	9,627	16,951
Changes in operating assets and liabilities:
Receivables	36,526	(38,162)	(3,559)
Prepaid expenses and other assets	(37,054)	(8,889)	(1,086)
Accounts payable and accrued liabilities	87,380	25,495	15,619
Deferred revenue	171,954	296,414	124,458
Accrued retirement benefits	(1,437)	(20,693)	(26,627)
Other long-term liabilities	(34,861)	(128)	1,653

Net cash provided by operating activities	1,018,163	915,897	821,310

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(982,127)	(844,688)	(866,016)
Proceeds from sale of building, net of fees	—	—	82,415
Repayment of obligations to former signatories	(4,133)	—	—
Proceeds from sale of investment	28,594	—	—
Capital contributions to previously unconsolidated affiliates	(12,209)	(12,209)	—
Other investing activities	11,128	16,466	—

Net cash used in investing activities	(958,747)	(840,431)	(783,601)

Cash flows from financing activities:
Repayments of long-term debt	(801,785)	(6,331,144)	(2,474,811)
Repayment of notes payable to former shareholders	(2,912)	(3,425)	(1,683)
Proceeds from issuance of long-term debt	1,025,565	6,119,425	2,451,521
Debt issuance costs	(32,376)	(70,091)	(27,384)
Payment of premium on early extinguishment of debt	(44,613)	(171,047)	(65,920)
Capital contribution from noncontrolling interest	—	—	12,209
Dividends paid to noncontrolling interest	—	—	(8,838)
Noncontrolling interest in New Dawn	1,128	1,734	—
Principal payments on deferred satellite performance incentives	(15,030)	(14,111)	(15,969)
Principal payments on capital lease obligations	(191)	—	—
Repurchase of redeemable noncontrolling interest	—	—	(8,744)
Other financing activities	—	(10,000)	—

Net cash provided by (used in) financing activities	129,786	(478,659)	(139,619)

Effect of exchange rate changes on cash and cash equivalents	1,057	1,375	(7,329)

Net change in cash and cash equivalents	190,259	(401,818)	(109,239)
Cash and cash equivalents, beginning of period	508,283	698,542	296,724

Cash and cash equivalents, end of period	$698,542	$296,724	$187,485

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$954,529	$1,196,666	$1,194,419
Income taxes paid, net of refunds	33,023	16,143	33,103
Supplemental disclosure of non-cash investing activities:
Capitalization of deferred satellite performance incentives	$18,720	$—	$82,959
Accrued capital expenditures	71,219	86,069	78,494
Restricted cash received	—	94,131	23,901
Restricted cash paid	—	—	(118,032)

See accompanying notes to consolidated financial statements.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements

Note 1    Background of Company

Intelsat Global Holdings S.A. (the “Company,” “Intelsat Global Holdings,” “we”, “us” or “our”) provides satellite communications services worldwide through a global communications network of over 50 satellites in orbit as of December 31, 2012 and ground facilities related to the satellite operations and control, and teleport services.

Intelsat Global S.A. (“Intelsat Global”), formerly a subsidiary of ours, was formed on June 13, 2007 for the purpose of acquiring Intelsat Holdings, Ltd. (“Intelsat Holdings”), as further described below. We had insignificant operating activity from inception until our acquisition of Intelsat Holdings in February 2008.

BC Partners Limited (“BC Partners”) and certain other investors initially owned 100% of the equity of Serafina Holdings Limited (“Serafina Holdings”). On June 18, 2007, Serafina Holdings created a new wholly-owned subsidiary, Intelsat Global Subsidiary, Ltd. (formerly known as Serafina Acquisition Limited).

On February 4, 2008, Serafina Acquisition Limited completed its acquisition of 100% of the equity ownership of Intelsat Holdings for total cash consideration of approximately $5.0 billion, pursuant to a Share Purchase Agreement, dated as of June 19, 2007, among Serafina Acquisition Limited, Intelsat Holdings, certain shareholders of Intelsat Holdings and Serafina Holdings, the direct parent of Serafina Acquisition Limited. This transaction is referred to as the New Sponsors Acquisition. The former shareholders of Intelsat Holdings (other than management) sold 100% of their equity interests in Intelsat Holdings. Upon closing, management of Intelsat Holdings contributed to Serafina Holdings the portion of their unvested equity interests in Intelsat Holdings not purchased for cash by Serafina Acquisition Limited in exchange for unvested equity interests in Serafina Holdings, which was renamed Intelsat Global, Ltd. on February 8, 2008.

On December 15, 2009, Intelsat Global, Ltd. and certain of its subsidiaries migrated their jurisdiction of organization from Bermuda to Luxembourg (the “Migration”). As a result of the Migration, our headquarters are located in Luxembourg. Each company that migrated has continued its corporate and legal personality in Luxembourg. Subsequent to the Migration, Intelsat Global, Ltd. was known as Intelsat Global S.A., Intelsat Global Subsidiary, Ltd. was known as Intelsat Global Subsidiary S.A., Intelsat Holdings, Ltd. is known as Intelsat Holdings S.A. (“Intelsat Holdings”), Intelsat, Ltd. is known as Intelsat S.A., Intelsat Bermuda is known as Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), Intelsat Jackson Holdings, Ltd. is known as Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Intermediate Holding Company, Ltd. was known as Intelsat Intermediate Holding Company S.A. (“Intermediate Holdco”) and Intelsat Subsidiary Holding Company, Ltd. was known as Intelsat Subsidiary Holding Company S.A. (“Intelsat Sub Holdco”).

On March 30, 2012, Intelsat Global and certain of its subsidiaries engaged in a series of transactions that resulted in Intelsat Global Holdings, a new holding company, acquiring all of the outstanding shares of Intelsat Global. As a result, Intelsat Global became a wholly-owned subsidiary of Intelsat Global Holdings, and all of Intelsat Global Holdings’ equity became beneficially owned by the former shareholders of Intelsat Global in the same proportions as such shareholders’ former ownership in Intelsat Global. Further, on May 31, 2012, Intelsat Global merged with and into Intelsat Investment Holdings S.à r.l, a direct, wholly owned subsidiary of Intelsat Global Holdings.

Reorganization Transactions

We have historically conducted our business through Intelsat Global and its subsidiaries. In connection with the initial public offering of our common shares, we engaged in a series of transactions to form a new holding company. On July 8, 2011, we formed Intelsat Global Holdings, which acquired all of the outstanding common shares of Intelsat Global on March 30, 2012. Following these

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

transactions and the reclassification described below, we will have a single class of capital stock outstanding: our common shares.

Prior to March 30, 2012, Intelsat Global had two classes of common shares outstanding: Class A shares (which were held by our principal shareholders and others, including management) and Class B shares (which were only held by current members of management (the “management shareholders”)). On March 30, 2012, all of the shareholders of Intelsat Global contributed their common shares of Intelsat Global to the Company in exchange for substantially identical Class A shares and Class B shares issued by us. Prior to the consummation of our initial public offering, each of our Class A shares will be reclassified into a certain number of our common shares and each of our Class B shares will be reclassified into a certain number of our common shares based upon the initial public offering price of our common shares. In addition, immediately prior to the consummation of our initial public offering, we will effect the equivalent of a share split by distributing common shares pro rata to existing holders of our common shares so that each existing holder receives additional common shares for each common share owned at that time.

In addition, options to purchase our Class A shares will be converted into options to purchase our common shares with adjustment to the number of shares and per share exercise prices consistent with the reclassification described above. All of our Class A shares and Class B shares held by the management shareholders will be exchanged into our restricted common shares with the same applicable restrictions.

The foregoing transactions are referred to as the “Reorganization Transactions.”

The Reorganization Transactions and the changes to our capital structure will be reflected in all subsequent periods presented.

Note 2    Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Intelsat Global Holdings, its wholly-owned subsidiaries, and variable interest entities (“VIE”) of which we are the primary beneficiary. We are the primary beneficiary of two VIEs, as more fully described in Note 9—Investments, and accordingly, we include in our consolidated financial statements the assets and liabilities and results of operations of those entities, even though we may not own a majority voting interest. We use the equity method to account for our investments in entities where we exercise significant influence over operating and financial policies but do not control under either the voting interest model (generally 20% to 50% ownership interest) or the variable interest model. We have eliminated all significant intercompany accounts and transactions.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

(c)	Revenue Recognition

We earn revenue from providing satellite services and managed services to customers. We enter into contracts with customers to provide satellite transponders and transponder capacity and, in certain cases, earth

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

stations and teleport facilities, for periods typically ranging from one year to the life of the satellite. Our revenue recognition policies are as follows:

Satellite Utilization Charges. We generally recognize revenues on a straight-line basis over the term of the related customer contract unless collectability is not reasonably assured. Revenues from occasional use services are recognized as the services are performed. We have certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. We generally are not obligated to refund satellite utilization payments previously made.

Satellite Related Consulting and Technical Services. We recognize revenue from the provision of consulting services as those services are performed. We recognize revenue for consulting services with specific deliverables, such as Transfer Orbit Support Services or training programs, upon the completion of those services.

Tracking, Telemetry and Commanding (“TT&C”). We earn TT&C services revenue from providing operational services to other satellite owners and from certain customers on our satellites. TT&C agreements entered into in connection with our satellite utilization contracts are typically for the period of the related service agreement. We recognize this revenue ratably over the term of the service agreement.

In-Orbit Backup Services. We provide back-up transponder capacity that is held on reserve for certain customers on agreed-upon terms. We recognize revenues for in-orbit protection services ratably over the term of the related agreement.

Revenue Share Arrangements. We recognize revenues under revenue share agreements for satellite-related services either on a gross or net basis in accordance with the principal versus agent considerations topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) or (the “Codification”) which provides guidance and clarifies when an entity should report revenue gross as a principal versus net as an agent, depending on the nature of the specific contractual relationship.

Construction Program Management. Construction program management arrangements that extend beyond one year are accounted for in accordance with the Construction-Type and Production-Type Contracts topic of the Codification. We generally account for long-term, fixed price, development and production contracts under the percentage of completion method. We measure progress towards contract completion using the cost-to-cost method.

We may sell these products or services individually or in some combination to our customers. When these products and services are sold together, we account for the multiple elements under FASB ASC Topic 605-25, Revenue Recognition-Multiple Element Arrangements (“FASB ASC 605-25”). FASB ASC 605-25 provides guidance on accounting for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. We allocate revenue for transactions or collaborations that include multiple elements to each unit of accounting based on each element’s relative selling price, and recognize revenue for each unit of accounting when the applicable revenue recognition criteria have been met.

(d)	Fair Value Measurements

We estimate the fair value of our financial instruments using available market information and valuation methodologies. The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments.

FASB ASC Topic 820, Fair Value Measurements and Disclosure (“FASB ASC 820”) defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

between market participants at the measurement date. FASB ASC 820 requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. FASB ASC 820 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date. We apply fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

•	Level 1—unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2—quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3—unobservable inputs based upon the reporting entity’s internally developed assumptions which market participants would use in pricing the asset or liability.

(e)	Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less, which are generally time deposits with banks and money market funds. The carrying amount of these investments approximates market value.

Restricted cash at December 31, 2011 consisted of insurance proceeds received in connection with the anomaly on the IS-28 satellite, formerly known as the Intelsat New Dawn satellite (see Note 8(d)—Satellite Health—Other Significant Anomalies). As required by the New Dawn Satellite Company, Ltd. (“New Dawn”) debt agreements, the cash was held in a separate account and was subsequently used to repay New Dawn debt and a portion of the associated interest rate swaps.

(f)	Receivables and Allowances for Doubtful Accounts

We provide satellite services and extend credit to numerous customers in the satellite communication, telecommunications and video markets. We monitor our exposure to credit losses and maintain allowances for doubtful accounts and anticipated losses. We believe we have adequate customer collateral and reserves to cover our exposure. If we determine that the collection of payments is not reasonably assured at the time the respective service is provided, we defer recognition of the revenue until we believe collection is reasonably assured or the payment is received.

(g)	Satellites and Other Property and Equipment

Satellites and other property and equipment are stated at historical cost, or in the case of certain satellites acquired, the fair value at the date of acquisition. Capitalized costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers (dependent on the continued satisfactory performance of the satellites), costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

We depreciate satellites and other property and equipment on a straight-line basis over the following estimated useful lives:

Years
Buildings and improvements	10 - 40
Satellites and related costs	11 - 17
Ground segment equipment and software	4 - 15
Furniture and fixtures and computer hardware	4 - 12
Leasehold improvements (1)	2 - 12

(1)	Leasehold improvements are depreciated over the shorter of the useful life of the improvement or the remaining lease term.

(h)	Other Assets

Other assets consist of investments in certain equity securities, unamortized debt issuance costs, long-term deposits, long-term receivables and other miscellaneous deferred charges and long-term assets. Debt issuance costs represent our costs incurred to secure debt financing, which are amortized to interest expense using the effective interest method over the life of the related indebtedness.

(i)	Goodwill and Other Intangible Assets

Goodwill. We account for goodwill and other intangible assets in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other (“FASB ASC 350”). Goodwill represents the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of identifiable net assets of businesses acquired. Goodwill and certain other intangible assets deemed to have indefinite lives are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. See Note 10—Goodwill and Other Intangible Assets.

Other Intangible Assets. Intangible assets arising from business combinations are initially recorded at fair value. We record other intangible assets at cost. We amortize intangible assets with determinable lives (consisting of backlog, customer relationships, and technologies) based on the expected pattern of consumption. We review these intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. See Note 10—Goodwill and Other Intangible Assets.

(j)	Impairment of Long-Lived Assets

We review long-lived assets, including property and equipment and acquired intangible assets with estimable useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. These indicators of impairment can include, but are not limited to, the following:

•	satellite anomalies, such as a partial or full loss of power;

•	under-performance of an asset compared to expectations; and

•	shortened useful lives due to changes in the way an asset is used or expected to be used.

The recoverability of an asset to be held and used is determined by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

asset exceeds its estimated undiscounted future cash flows, we record an impairment charge in the amount by which the carrying amount of the asset exceeds its fair value, which we determine by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique.

(k)	Income Taxes

We account for income taxes in accordance with FASB ASC Topic 740—Income Taxes. We are subject to income taxes in the United States as well as a number of other foreign jurisdictions. Significant judgment is required in the calculation of our tax provision and the resultant tax liabilities and in the recoverability of our deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating loss and credit carryforwards.

We assess the likelihood that our deferred tax assets can be recovered. A valuation allowance is required when it is more likely than not that all or a portion of the deferred tax asset will not be realized. We evaluate the recoverability of our deferred tax assets based in part on the existence of deferred tax liabilities that can be used to realize the deferred tax assets.

During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. We evaluate our tax positions to determine if it is more likely than not that a tax position is sustainable, based solely on its technical merits and presuming the taxing authorities have full knowledge of the position and access to all relevant facts and information. When a tax position does not meet the more likely than not standard, we record a liability for the entire amount of the unrecognized tax benefit. Additionally, for those tax positions that are determined more likely than not to be sustainable, we measure the tax position at the largest amount of benefit more likely than not (determined by cumulative probability) to be realized upon settlement with the taxing authority.

(l)	Foreign Currency Translation

Our functional currency is the U.S. dollar, since substantially all customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we do not believe that we are exposed to material currency exchange risk. Transactions not denominated in U.S. dollars have been translated using the spot rates of exchange at the dates of the transactions. We recognize differences on exchange arising on the settlement of the transactions denominated in currencies other than the U.S. dollar in the consolidated statement of operations.

(m)	Comprehensive Income

Comprehensive income consists of net income or loss and other gains and losses affecting shareholder’s equity that, under U.S. GAAP, are excluded from net income or loss. Such items consist primarily of the change in the market value of available-for-sale securities and minimum pension liability adjustments.

(n)	Share-Based Compensation

Compensation cost is recognized based on the requirements of FASB ASC Topic 718, Compensation—Stock Compensation, for all share-based awards granted. For share-based awards recognized as liability awards, we record compensation cost based on the fair value of such awards.

Because our equity is privately held, we are required to estimate its fair market value at each reporting period in order to properly record stock compensation expense. The determination of such fair market value

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

requires considerable judgment. We estimate the fair market value using a combination of the income and market approaches, and we allocate a 50% weighting to each approach.

The income approach quantifies the future cash flows that we expect to achieve consistent with our annual business plan and forecasting processes. These future cash flows are discounted to their net present values using an estimated rate corresponding to a weighted average cost of capital. Our forecasted cash flows are subject to uncontrollable and unforeseen events that could positively or negatively impact economic and business conditions. The estimated weighted average cost of capital includes assumptions and estimates based upon interest rates, expected rates of return, and other risk factors that consider both historic data and expected future returns for comparable investments.

The market approach estimates fair value by applying trading multiples of enterprise value to EBITDA based on observed publicly traded comparable companies.

(o)	Deferred Satellite Performance Incentives

The cost of satellite construction includes an element of deferred consideration that we are obligated to pay to satellite manufacturers over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. Historically, the satellite manufacturers have earned substantially all of these payments. Therefore, we account for these payments as deferred financing. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. Interest expense is recognized on the deferred financing and the liability is reduced as the payments are made.

(p)	Derivative Instruments

We hold interest rate swaps, each of which were undesignated as of December 31, 2012. The swaps are marked-to-market quarterly with any change in fair value recorded as gains or losses on derivative financial instruments in our consolidated statements of operations.

We accounted for a contingent put option embedded within Intelsat Sub Holdco’s 8 7/8% Senior Notes due 2015, Series B (the “2015 Intelsat Sub Holdco Notes, Series B”) under FASB ASC Topic 815, Derivatives and Hedging (“FASB ASC 815”), bifurcating the put option from the debt host instrument and classifying it as a derivative instrument. We estimated the fair value of the embedded derivative on the issuance date and subsequently revalued the derivative at the end of each reporting period, recognizing any change in fair value through earnings. As of May 5, 2011, we redeemed the entire $400 million aggregate principal amount outstanding of the 2015 Intelsat Sub Holdco Notes, Series B (see Note 12—Long Term Debt—2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions). Therefore, we derecognized the embedded derivative liability, and the value at December 31, 2011 was $0.

(q)	Redeemable Noncontrolling Interest in Subsidiary

On October 5, 2012, we purchased from Convergence SPV Ltd (“Convergence Partners”) the remaining ownership interest in our New Dawn joint venture for $8.7 million, increasing our ownership from 74.9% to 100% (the “New Dawn Equity Purchase”). Prior to October 5, 2012, New Dawn was a majority owned subsidiary of ours that was a joint venture investment with Convergence Partners. Convergence Partners had the ability to require us to buy its ownership interest at fair value subsequent to the operations of New Dawn’s assets for a period of time defined in the New Dawn Project Agreement. In accordance with the guidance provided in

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

FASB ASC Topic 480, Distinguishing Liabilities from Equity (“FASB ASC 480”), regarding the classification and measurement of redeemable securities, we marked to market the fair value of the noncontrolling interest in New Dawn at each reporting period. Any changes in fair value were reflected as an adjustment to paid-in capital. At December 31, 2011, we classified the redeemable noncontrolling interest as mezzanine equity in the accompanying consolidated balance sheets. As a result of the New Dawn Equity Purchase, we eliminated the redeemable noncontrolling interest of $8.7 million in the fourth quarter of 2012 in accordance with FASB ASC 480.

(r)	Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. The reclassifications had no effect on previously reported results of operations, cash flows or retained earnings.

(s)	New Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminated the option that had previously allowed us to present the components of other comprehensive income as part of the statement of changes in shareholder’s equity. Beginning in fiscal year 2012, we have included a separate consolidated statement of comprehensive loss in our financial statements. The majority of our other comprehensive loss and our accumulated other comprehensive loss is related to our defined benefit retirement plans. ASU 2011-05 does not change whether items are reported in net loss or in other comprehensive income and does not change whether and when items of other comprehensive income are reclassified to net loss.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. We adopted ASU 2011-08 in the fourth quarter of 2012, and based on our examination of qualitative factors, we concluded that it was more likely than not that the carrying value of our reporting unit was less than its fair value; therefore, no further testing of goodwill was required. The adoption of this update did not have a material impact on our financial statements.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, there is a likelihood of more than 50 percent) that the fair value of an indefinite-lived intangible asset is less than its carrying amount. We early adopted ASU 2012-02 in the fourth quarter of 2012, and, based on our examination of qualitative factors, we concluded that it was more likely than not that the carrying value of any of our indefinite-lived intangible assets was less than their respective fair values; therefore, no further testing of indefinite-lived intangible assets was required. The adoption of this update did not have a material impact on our financial statements.

Note 3    Fair Value Measurements

We have identified investments in marketable securities, interest rate financial derivative instruments, embedded derivative instruments and a redeemable noncontrolling interest that meet the criteria of the disclosure requirements and fair value framework of FASB ASC 820.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The following tables present assets and liabilities measured and recorded at fair value in our consolidated balance sheets on a recurring basis and their level within the fair value hierarchy (in thousands), excluding long-term debt (see Note 12—Long-Term Debt). We did not have transfers between Level 1 and Level 2 fair value measurements during the year ended December 31, 2012.

		Fair Value Measurements at December 31, 2011
Description	As of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2 )	Significant Unobservable Inputs (Level 3 )
Assets
Marketable securities(1)	$5,418	$5,418	$—	$—

Total assets	$5,418	$5,418	$—	$—

Liabilities
Undesignated interest rate swaps(2)	$95,518	$—	$95,518	$—
Redeemable noncontrolling interest(3)	3,024	—	—	3,024

Total liabilities	$98,542	$—	$95,518	$3,024

		Fair Value Measurements at December 31, 2012
Description	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Marketable securities(1)	$5,613	$5,613	$—	$—

Total assets	$5,613	$5,613	$—	$—

Liabilities
Undesignated interest rate swaps(2)	$74,564	$—	$74,564	$—

Total liabilities	$74,564	$—	$74,564	$—

(1)	The valuation measurement inputs of these marketable securities represent unadjusted quoted prices in active markets and, accordingly, we have classified such investments within Level 1 of the fair value hierarchy. The cost basis of our available-for-sale marketable securities was $5.9 million at December 31, 2011 and $5.5 million at December 31, 2012. We sold marketable securities with a cost basis of $0.4 million during the twelve months ended December 31, 2012 and recorded a gain on the sale of $0.2 million which was included within other income, net in our consolidated statement of operations.
(2)

The fair value of our interest rate financial derivative instruments reflects the estimated amounts that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and current creditworthiness of both the counterparties and ourselves. Observable inputs utilized in the income approach valuation technique incorporate identical contractual notional amounts, fixed coupon rates, periodic terms for interest payments and contract maturity. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments, if any, associated with our derivatives utilize Level 3 inputs, such as the estimates of the current credit spread, to evaluate the likelihood of default by us or our counterparties. We also considered the existence of offset provisions and other credit enhancements that serve to reduce the credit exposure associated with the asset or liability being valued. We have assessed the significance of the inputs of the credit valuation adjustments to the overall valuation of our derivative

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
(3)	On October 5, 2012, we purchased the remaining noncontrolling ownership interest in our indirect subsidiary, New Dawn, held by our joint venture partner, Convergence Partners, for $8.7 million (see Note 9(c)—Investments—New Dawn). Prior to this purchase, we valued our redeemable noncontrolling interest using the income approach valuation technique which utilized Level 3 inputs.

The following table presents the activity for those items measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in FASB ASC 820 (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Redeemable Noncontrolling Interest(1)	Embedded Derivative	Total
Balance at December 31, 2010	$18,621	$4,295	$22,916
Contributions	1,734	—	1,734
Mark to market valuation adjustment	(15,090)	(4,295)	(19,385)
Net loss attributable to redeemable noncontrolling interest	(2,241)	—	(2,241)

Balance at December 31, 2011	$3,024	$—	$3,024

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Redeemable Noncontrolling Interest(1)	Embedded Derivative	Total
Balance at December 31, 2011	$3,024	$—	$3,024
Mark to market valuation adjustment	7,663	—	7,663
Net loss attributable to redeemable noncontrolling interest	(1,943)	—	(1,943)
Purchase of noncontrolling ownership interest	(8,744)	—	(8,744)

Balance at December 31, 2012	$—	$—	$—

(1)	In accordance with FASB ASC Topic 480, regarding the classification and measurement of redeemable securities, we marked to market the fair value of the noncontrolling interest in our joint venture investment in New Dawn.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, such items are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances, such as if there is evidence of impairment.

The fair value measurement of our Galaxy 15 satellite as of September 30, 2010, in conjunction with its related anomaly, was considered by us to be within Level 3 of the fair value hierarchy, as the most significant inputs were derived utilizing our internally prepared budgets and forecast information, which we believe a market participant would use in pricing such an asset. The estimated fair value was determined based on a probability-weighted discounted cash flow analysis, and was discounted at an appropriate weighted average cost of capital. During the second quarter of 2010, this long-lived asset was written down to a fair value of $35.0 million from its carrying value of $139.1 million, and continues to be depreciated. In accordance with the FASB ASC Topic 360, Property, Plant and Equipment (“FASB ASC 360”), regarding the impairment or disposal of

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

long-lived assets, we recorded an impairment charge of $104.1 million, which was included in our consolidated statements of operations for the year ended December 31, 2010 (see Note 8(d)—Satellite Health—Other Significant Anomalies).

Note 4    Share-Based and Other Compensation Plans

2008 Share Plan

On May 6, 2009, the board of directors of Intelsat Global adopted the amended and restated Intelsat Global, Ltd. 2008 Share Incentive Plan (the “2008 Share Plan”). Intelsat Global Holdings adopted the 2008 Share Plan by an amendment effective as of March 30, 2012. The 2008 Share Plan provides for a variety of equity-based awards with respect to Class A common shares (the “Class A Shares”), and Class B common shares (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), including non-qualified share options, incentive share options (within the meaning of Section 422 of the United States Internal Revenue Service Tax Code), restricted share awards, restricted share unit awards, share appreciation rights, phantom share awards and performance-based awards.

A total of 1,689,975 Common Shares may be issued under the 2008 Share Plan, provided, however, that no more than 946,386 Class B Shares may be issued under the 2008 Share Plan. Class A Shares may be issued pursuant to any type of award; however, Class B Shares may only be issued pursuant to restricted share awards. Additionally, 438,827 Class A Shares shall be available for issuance pursuant to the vesting and/or exercise of certain options and restricted share awards (the “Rollover Awards”) previously granted under the Intelsat Holdings, Ltd. 2005 Share Incentive Plan (the “2005 Share Plan”). To the extent that any award, other than the Rollover Awards, terminates, expires, or lapses for any reason, or is settled in cash without delivery of shares (or, in the case of restricted shares, without vesting) to the participant, then any shares subject to the award may be used again for new grants under the 2008 Share Plan.

Because our equity is privately held, we estimate the fair market value of equity at each reporting period in order to properly record stock compensation expense. We estimate the fair market value using a combination of income and market approaches.

(i) Rollover Shares

In connection with the adoption of the 2008 Share Plan, 293,926 Class A Shares previously granted pursuant to the 2005 Share Plan, of which 228,976 Class A Shares had been awarded to certain executive officers (the “Rollover Executive Officers”) under employment agreements, became subject to new Class A restricted share agreements and the provisions of the 2008 Share Plan. Prior to 2011, these rollover shares were classified as a liability of Intelsat Global due to certain repurchase features in the 2008 Share Plan and the new Class A restricted share agreements. During 2011, in accordance with the terms of the agreements with the Rollover Executive Officers, the repurchase features expired. This change in repurchase features resulted in these awards being reclassified as equity awards during 2011. Rollover shares held by other awardees continue to be accounted for at fair value as liability awards due to the ongoing repurchase features. All of the rollover shares were vested at December 31, 2011 and 2012.

For the year ended December 31, 2010, we recorded compensation expense of $10.4 million related to the rollover shares. No compensation expense related to the rollover shares was recorded for the years ended December 31, 2011 and 2012.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

(ii) Rollover Options

On February 4, 2008, in connection with the Sponsors Acquisition, certain unvested share-based compensation arrangements (“SCAs”) of Intelsat Holdings under the 2005 Share Plan were rolled over into new SCAs of Intelsat Global. In connection with the adoption of the 2008 Share Plan in May 2009, these SCAs of Intelsat Global became subject to new option agreements and the provisions of the 2008 Share Plan.

Holders of these options who terminate employment with Intelsat Global Holdings or its subsidiaries will forfeit any unvested options. Additionally, the option agreements have certain repurchase features which provide Intelsat Global Holdings, based on the reason for termination, with the right to repurchase any vested options, and any shares issued upon exercise of vested options, at a price equal to either the fair market value of the shares at resignation or $100.00 per share based on the reason for termination, less the applicable exercise price of $25.00 per share. Unless earlier terminated pursuant to the terms of the option agreements, the rollover options will expire on varying dates, the latest of which is January 17, 2017.

For the years ended December 31, 2010, 2011 and 2012, we recorded compensation expense of $0.3 million, $0.4 million and $0.5 million, respectively related to the rollover options. At December 31, 2012, vested rollover options had an aggregate intrinsic value of $9.4 million.

A summary of the changes in Intelsat Global Holdings’ rollover options outstanding during the year ended December 31, 2012 is set forth below:

	Options	Weighted average exercise price
Rollover options outstanding at December 31, 2011	141,238	$25.00
Cancelled and returned for cash	(15,298)	$25.00

Rollover options outstanding at December 31, 2012	125,940	$25.00

Rollover options exercisable at December 31, 2012	125,940	$25.00
(remaining average contractual term of approximately 4 years)

(iii) Class B Share Grants

In connection with the adoption of the 2008 Share Plan, 900,249 Class B Shares were awarded to employees of Intelsat Global and its subsidiaries. These shares are subject to transfer, vesting and other restrictions set forth in the applicable Class B restricted share agreements, as described below.

Class B Share Grants to Certain Executive Officers

480,830 Class B Shares were issued to certain of our executive officers (the “Class B Executive Officers”) as of May 6, 2009. Generally, five-sevenths of these Class B Shares were subject to time vesting, with 25% of the shares vested as of the date of grant and the remaining shares vesting in equal monthly installments of 1/45th per month commencing June 4, 2009 (the “Executive Officer Class B Time-Vesting Shares”). With respect to Class B Executive Officers with a date of hire after February 4, 2008, 10% of the Executive Officer Class B Time-Vesting Shares vest six months after the date of hire and the remaining shares vest in equal monthly installments of 1/54th per month thereafter. The remaining Class B Shares were subject to annual performance-based vesting upon the achievement of certain adjusted EBITDA and revenue goals for 2008 and 2009 (and 2010 for individuals hired after the first quarter of 2008), as defined in the applicable agreements, subject to catch-up vesting upon achievement of targets in later years (the “Executive Officer Class B Performance Shares”). The adjusted EBITDA and revenue targets for 2008, 2009 and 2010 were met.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

In the event of a change in control, as defined in the 2008 Share Plan, the Executive Officer Class B Time-Vesting Shares become fully vested, and the Executive Officer Class B Performance Shares vest if certain principal shareholders of Intelsat Global Holdings, as defined in the applicable agreements (the “Principal Shareholders”), receive a three times multiple on their investment (four times if the change in control occurs after February 4, 2015).

Prior to 2011, the Class B share grants to the Class B Executive Officers were classified as a liability of Intelsat Global Holdings due to certain repurchase features in the 2008 Share Plan and the applicable restricted share agreements. During 2011, in accordance with the terms of the agreements with the Class B Executive Officers, the repurchase features expired. This change in repurchase features resulted in these awards being reclassified as equity awards during 2011.

During the years ended December 31, 2010, 2011 and 2012, we recorded compensation expense of $6.8 million, $4.6 million and $4.2 million, respectively, based on the fair value of the Class B shares. At December 31, 2012, there was $1.2 million of unrecognized compensation cost associated with the Executive Officer Class B Time-Vesting Shares, which is expected to be recognized over the remaining vesting period of 1 year.

A summary of the changes in Intelsat Global Holdings’ restricted Class B Shares for the Class B Executive Officers during the year ended December 31, 2012 is set forth below:

	Shares	Grant date fair value per Share
Total non-vested Class B Shares at December 31, 2011	88,782	$10.73
Shares forfeited and purchased at par value	—	$10.73
Vested	(68,690)	$10.73

Total non-vested Class B Shares at December 31, 2012	20,092	$10.73

(remaining average contractual term of approximately 1 year)

Class B Share Grants to All Other Awardees

419,419 restricted Class B Shares were issued effective as of May 8, 2009 to certain other members of management and key employees of Intelsat Global Holdings and its subsidiaries. Generally, five-sevenths of these Class B Shares were subject to time vesting, with 10% of the shares generally vesting six months after the later of February 4, 2008 or the date of hire, and the remaining shares vesting in equal monthly installments of 1/54th per month thereafter (the “Management Class B Time-Vesting Shares”). The remaining Class B Shares were subject to annual performance-based vesting upon the achievement of certain adjusted EBITDA and revenue goals for 2008 and 2009 (and 2010 for individuals hired after the first quarter of 2008), as defined in the applicable agreements, subject to catch-up vesting upon achievement of targets in later years (the “Management Class B Performance Shares”). The adjusted EBITDA and revenue targets for 2008, 2009 and 2010 were met.

In the event of a change in control, as defined in the applicable agreement, the Management Class B Time-Vesting Shares become fully vested, and the Management Class B Performance Shares vest if the Principal Shareholders receive a three times multiple on their investment (four times if the change in control occurs after February 4, 2015).

Class B Shares held by employees can be repurchased at par value of $0.01 per share in the event of voluntary termination by the employee and other defined circumstances. Since these repurchase features enable Intelsat Global Holdings to recover the shares without transferring any appreciation in value if the

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

employee were to terminate voluntarily, the Class B Shares to other awardees were not deemed to be granted under the provisions of ASC Topic 718. No compensation expense has been recorded in connection with the vesting of these awards. During the year ended December 31, 2012, we repurchased 23,906 vested Class B shares and 2,397 unvested Class B shares were forfeited, and we recorded compensation expense of $0.6 million in connection with these repurchases.

(iv) Class A Share Option Grants and SCAs

In connection with the adoption of the 2008 Share Plan, 707,351 Intelsat Global Class A SCAs were awarded to employees of Intelsat Global Holdings and its subsidiaries at an exercise price of $100 per share and 377,795 Class A share options were awarded to certain of our executive officers under option agreements at an exercise price of $100 per share. These awards are subject to transfer, vesting and other restrictions set forth in the various agreements. During the years ended December 31, 2011 and 2012 an additional 14,400 and 10,000 Intelsat Global Holdings Class A SCAs were awarded to employees at an exercise price of $161.84 and $189.90 per share, respectively.

Class A Share Option Grants to Certain Executive Officers

Approximately 55% of these options were to vest based upon the achievement of certain adjusted EBITDA and revenue goals for 2010, 2011 and 2012 (and beyond for individuals hired after the first quarter of 2008), as defined in the applicable agreements, subject to catch-up vesting upon achievement of targets in later years or if the Principal Shareholders receive a three times multiple on their investment (four times if the change in control occurs after February 4, 2015) in connection with a change in control. The adjusted EBITDA and revenue targets for 2010 were met. The 2011 and 2012 targets were not met. Approximately 45% of these options will vest upon the occurrence of a change in control or other realization event based upon a sliding scale of return on the Principal Shareholders’ investment from 3.3 times to 4.1 times. The options generally expire on the earliest to occur of: (i) February 4, 2018, (ii) 90 days following resignation without good reason, (iii) one year following termination without cause or for good reason or upon death or disability and (iv) the date of termination for cause. The Class A Shares acquired upon exercise of the options are subject to repurchase rights similar to the rights specified in the executive officer’s Class B restricted share agreement.

We calculated compensation expense for these options based on the performance-based vesting criteria specified in the applicable agreements, including the meeting of certain of the goals as of December 31, 2012. These option grants are classified as a liability of Intelsat Global Holdings. During the years ended December 31, 2010, 2011 and 2012, we recorded compensation expense of $3.2 million, $3.4 million and a credit of $0.6 million, respectively, related to these options. At December 31, 2012, outstanding Class A share options granted to certain executive officers had an aggregate intrinsic value of $35.7 million. At December 31, 2012, vested Class A share options granted to certain executive officers had an aggregate intrinsic value of $5.7 million.

A summary of the changes in Intelsat Global Holdings’ Class A share option grants for certain executive officers during the year ended December 31, 2012 is set forth below:

	Options	Weighted average exercise price
Class A share options outstanding at December 31, 2011	377,795	$100.00
Class A share options outstanding at December 31, 2012	377,795	$100.00
Class A share options exercisable at December 31, 2012	60,045	$100.00
(remaining average contractual term of approximately 6 years)

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Class A SCAs for All Other Employees

Approximately 56% of the Intelsat Global Holdings Class A SCAs were to vest based upon the achievement of certain adjusted EBITDA and revenue goals for 2010, 2011 and 2012 (and beyond for individuals hired after the first quarter of 2008), as defined in the applicable agreements, subject to catch-up vesting in certain circumstances, including upon achievement of targets in later years or if the Principal Shareholders receive a three times multiple on their investment (four times if the change in control occurs after February 4, 2015) in connection with a change in control, as defined. The adjusted EBITDA and revenue targets for 2010 were met. The 2011 and 2012 targets were not met. Approximately 44% of the Intelsat Global Holdings Class A SCAs will vest upon the occurrence of a change in control or other realization event based upon a sliding scale of return on the Principal Shareholders’ investment from 3.3 times to 4.1 times. The Intelsat Global Holdings Class A SCAs generally expire on the earliest to occur of: (i) ten years from grant date, (ii) 90 days following termination of employment, other than as a result of death or disability, (iii) one year following termination upon death or disability and (iv) the date of termination for cause. The Intelsat Global Holdings Class A SCAs also contain restrictive covenants similar to those contained in the agreements governing the restricted Class B Share grants.

Any Class A Shares held by employees as a result of the exercise of the Intelsat Global Holdings Class A SCAs can be repurchased at the lesser of fair market value and the exercise price in the event of voluntary termination by the employee and other defined circumstances. Since these repurchase features enable Intelsat Global Holdings to recover the shares without transferring any appreciation in value if the employee were to terminate voluntarily, the Intelsat Global Holdings Class A SCAs were not deemed to be granted under the provisions of ASC Topic 718. No compensation expense has been recorded in connection with the vesting of these awards. During the year ended December 2012, we repurchased 1,119 vested Class A options and recorded compensation expense of $0.1 million.

Note 5    Retirement Plans and Other Retiree Benefits

(a) Pension and Other Postretirement Benefits

We maintain a noncontributory defined benefit retirement plan covering substantially all of our employees hired prior to July 19, 2001. The cost of providing benefits to eligible participants under the defined benefit retirement plan is calculated using the plan’s benefit formulas, which take into account the participants’ remuneration, dates of hire, years of eligible service, and certain actuarial assumptions. In addition, as part of the overall medical plan, we provide postretirement medical benefits to certain current retirees who meet the criteria under the medical plan for postretirement benefit eligibility.

The defined benefit retirement plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. We expect that our future contributions to the defined benefit retirement plan will be based on the minimum funding requirements of the Internal Revenue Code and on the plan’s funded status. Any significant decline in the fair value of our defined benefit retirement plan assets or other adverse changes to the significant assumptions used to determine the plan’s funded status would negatively impact its funded status and could result in increased funding in future periods. The impact on the funded status as of October 1, the plan’s annual measurement date, is determined based upon market conditions in effect when we completed our annual valuation. During the year ended December 31, 2012, we made cash contributions to the defined benefit retirement plan of $30.1 million. We anticipate that our contributions to the defined benefit retirement plan in 2013 will be approximately $32.0 million. We fund the postretirement medical benefits throughout the year based on benefits paid. We anticipate that our contributions to fund postretirement medical benefits in 2013 will be approximately $4.3 million.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Reconciliation of Funded Status and Accumulated Benefit Obligation. Expenses for our defined benefit retirement plan and for postretirement medical benefits that are provided under our medical plan are developed from actuarial valuations. The following summarizes the projected benefit obligations, plan assets and funded status of the defined benefit retirement plan, as well as the projected benefit obligations of the postretirement medical benefits provided under our medical plan (in thousands, except percentages):

	Year Ended December 31, 2011		Year Ended December 31, 2012
	Pension Benefits	Other Post- retirement Benefits	Pension Benefits	Other Post- retirement Benefits
Change in benefit obligation
Benefit obligation at beginning of period	$390,646	$96,312	$436,102	$110,737
Service cost	3,102	452	3,211	354
Interest cost	20,058	5,069	19,061	4,959
Employee contributions	—	418	—	365
Benefits paid	(20,219)	(3,652)	(21,668)	(3,873)
Actuarial (gain) loss	42,515	12,138	37,269	(4,838)

Benefit obligation at end of period	$436,102	$110,737	$473,975	$107,704

Change in plan assets
Plan assets at beginning of period	$225,766	$—	$236,793	$—
Employer contributions	26,296	3,234	30,110	3,508
Employee contributions	—	418	—	365
Actual return on plan assets	4,950	—	33,149	—
Benefits paid	(20,219)	(3,652)	(21,668)	(3,873)

Plan assets at fair value at end of period	$236,793	$—	$278,384	$—

Accrued benefit costs and funded status of the plans	$(199,309)	$(110,737)	$(195,591)	$(107,704)

Accumulated benefit obligation	$424,957		$462,995

Weighted average assumptions used to determine accumulated benefit obligation and accrued benefit costs
Discount rate	4.51%	4.57%	3.98%	4.04%
Salary rate	3.25%	—	3.25%	—
Weighted average assumptions used to determine net periodic benefit costs
Discount rate	5.30%	5.38%	4.51%	4.57%
Expected rate of return on plan assets	8.0%	—	8.0%	—
Rate of compensation increase	3.25%	—	3.25%	—
Amounts in accumulated other comprehensive loss recognized in net periodic benefit cost
Actuarial loss, net of tax	$4,328	$—	$4,729	$449
Prior service credits, net of tax	(109)	—	$(110)	$—

Total	$4,219	$—	$4,619	$449

Amounts in accumulated other comprehensive loss not yet recognized in net periodic benefit cost
Actuarial loss, net of tax	$100,172	$13,195	$110,389	$10,160
Prior service credits, net of tax	(714)	—	(607)	—

Total	$99,458	$13,195	$109,782	$10,160

Amounts in accumulated other comprehensive loss expected to be recognized in net periodic benefit cost in the subsequent year
Actuarial loss	$(13,990)	$(687)	$(19,423)	$(362)
Prior service credits	172	—	172	—

Total	$(13,818)	$(687)	$(19,251)	$(362)

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Our benefit obligations are matched to a yield curve that is derived from the monthly bid-price data of bonds that are rated high grade by either Moody’s Investor Service or Standard and Poor’s Rating Services. The bond types included are noncallable bonds, private placement bonds that are traded among qualified institutional buyers and are at least two years from date of issuance, bonds with a make-whole provision, and bonds issued by foreign corporations that are denominated in U.S. dollars. Excluded are bonds that are callable, sinkable and putable as well as those for which the quoted yield-to-maturity is zero. Using the bonds from this universe that have a yield higher than the regression mean yield curve, regression analysis is used to determine the best-fitting curve, which gives a good fit to the data at both long and short maturities. The resulting regressed coupon yield curve is smoothly continuous along its entire length and represents an unbiased average of the observed market data.

Interest rates used in these valuations are key assumptions, including discount rates used in determining the present value of future benefit payments and expected return on plan assets, which are reviewed and updated on an annual basis. The discount rates reflect market rates for high-quality corporate bonds. We consider current market conditions, including changes in interest rates, in making assumptions. In establishing the expected return on assets assumption, we review the asset allocations considering plan maturity and develop return assumptions based on different asset classes. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments in the plan. Our pension plan assets are managed in accordance with an investment policy adopted by the pension committee, as discussed below.

Plan Assets. The investment policy of the Plan includes target allocation percentages of approximately 38% for investments in equity securities (25% U.S. equities and 13% non-U.S. equities), 47% for investments in fixed income securities and 15% for investments in other securities, which is broken down further into 10% for investments in hedge fund of funds and 5% for investments in real estate fund of funds. Plan assets include investments in both U.S. and non-U.S. equity funds. Fixed income investments include a U.S. government securities fund, a long duration bond fund, a high yield bond fund and an emerging markets debt fund. The funds in which the plan’s assets are invested are institutionally managed and have diversified exposures into multiple asset classes implemented with over 90 investment managers. The guidelines and objectives of the funds are congruent with the Intelsat investment policy statement.

The target and actual asset allocation of our pension plan assets were as follows:

	As of December 31, 2011		As of December 31, 2012
Asset Category	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Equity securities	38%	62%	38%	39%
Debt securities	47%	36%	47%	46%
Other securities	15%	2%	15%	15%

Total	100%	100%	100%	100%

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The fair values of our pension plan assets by asset category are as follows (in thousands):

	Fair Value Measurements at December 31, 2011	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Asset Category

Equity Securities
U.S. Large-Cap(1)	$96,420	$53,874
U.S. Small/Mid-Cap(2)	14,864	15,676
World Equity Ex-US(3)	34,577	38,098

Fixed Income Securities
Long Duration Bonds(4)	39,707	82,416
High Yield Bonds(5)	18,642	10,889
Emerging Market Fixed income (Non-US)(6)	9,708	8,024
Core Fixed Income(7)	15,113	27,492
Cash	2,963	—

Other Securities
Hedge Funds(8)	4,477	28,006
Core Property Fund(9)	—	13,909

Income earned but not yet received	322	—

Total	$236,793	$278,384

(1)	US large cap equity fund invests primarily in a portfolio of common stocks included in the S&P 500 Index, as well as other equity securities and derivative instruments whose value is derived from the performance of the S&P 500.
(2)	US small/mid cap equity fund invests primarily in a portfolio of common stocks included in the Russell 2500 Index.
(3)	World equity ex-US fund invests primarily in common stocks and other equity securities whose issuers comprise a broad range of capitalizations and are located outside of the U.S. The fund invests primarily in developed countries but may also invest in emerging markets.
(4)	Long duration bond fund seeks to duplicate the return characteristics of high quality corporate bonds with a duration range of 10-13 years. The fund’s investment strategy is designed to aid corporate pension plans with asset and liability management in order to reduce funding status volatility caused by changes in interest rates.
(5)	High yield bond fund seeks to maximize return by investing primarily in a diversified portfolio of higher yielding, lower rated fixed income securities. The fund will invest primarily in securities rated below investment grade, including corporate bonds, convertible and preferred securities and zero coupon obligations.
(6)	Emerging markets debt fund seeks to maximize return investing in fixed income securities of emerging markets issuers. The fund will invest primarily in U.S. dollar denominated debt securities of government, government-related and corporate issuers in emerging market countries, as well as entities organized to restructure the outstanding debt of such issuers.
(7)	Core fixed income fund invests in fixed-income funds which seek to provide current income consistent with the preservation of capital.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

(8)	Hedge funds seek to provide returns that are different from (less correlated with) investments in more traditional asset classes. The funds will pursue their investment objectives by investing substantially all of their assets in various hedge funds.
(9)	Core property fund is a fund of funds that invests in direct commercial property funds primarily in the U.S. The fund is meant to provide current income-oriented returns, diversification, and modest inflation protection to an overall investment portfolio. Total returns are expected to be somewhere between stocks and bonds, with moderate volatility and low correlation to public markets.

Net periodic pension benefit costs included the following components (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Service cost	$2,905	$3,102	$3,211
Interest cost	20,882	20,058	19,061
Expected return on plan assets	(19,421)	(19,729)	(20,562)
Amortization of unrecognized prior service cost	(172)	(172)	(172)
Amortization of unrecognized net loss	3,641	6,862	13,990

Total benefit	$7,835	$10,121	$15,528

We had accrued benefit costs at December 31, 2011 and 2012 of $199.3 million and $195.6 million, respectively, related to the pension benefits, of which $0.6 million was recorded within other current liabilities for both respective periods and $198.7 million and $195.0 million was recorded in other long-term liabilities, respectively. Additionally, we had accrued benefit costs at December 31, 2011 and 2012 related to the other postretirement benefits of $110.7 million and $107.7 million, respectively, of which $4.5 million and $4.3 million was recorded in other current liabilities, respectively, and $106.3 million and $103.4 million was recorded in other long-term liabilities, respectively.

Net periodic other postretirement benefit costs included the following components (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Service cost	$550	$452	$354
Interest cost	4,930	5,069	4,959
Amortization of unrecognized net loss	—	—	687

Total costs	$5,480	$5,521	$6,000

Depending upon our actual future health care claims, our actual costs may vary significantly from those projected above. As of December 31, 2011 and December 31, 2012, the assumed health care cost trend rate was 8.3% and 8.1%, respectively. This rate is assumed to decrease gradually to 4.5% by the year 2030 and to remain at that level of annual increase thereafter. Increasing the assumed health care cost trend rate by 1% each year would increase the other postretirement benefits obligation as of December 31, 2012 by $11.8 million. Decreasing this trend rate by 1% each year would reduce the other postretirement benefits obligation as of December 31, 2012 by $10.1 million. A 1% increase in the assumed health care cost trend rate would have increased the net periodic other postretirement benefits cost by $0.6 million and a 1% decrease would have decreased the cost by $0.5 million for 2012.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows (in thousands):

	Pension Benefits	Other Post-retirement Benefits
2013	$31,167	$4,619
2014	26,323	5,005
2015	27,068	5,436
2016	28,597	5,872
2017	29,055	6,284
2018 to 2022	149,735	36,243

Total	$291,945	$63,459

(b)	Other Retirement Plans

We maintain two defined contribution retirement plans, qualified under the provisions of Section 401(k) of the Internal Revenue Code, for our employees in the United States. We recognized compensation expense for these plans of $5.1 million, $8.0 million and $7.9 million for the years ended December 31, 2010, 2011 and 2012, respectively. We also maintain other defined contribution retirement plans in several non-U.S. jurisdictions, but such plans are not material to our financial position or results of operations.

Note 6    Net Loss per Share

Basic EPS is computed by dividing net loss attributable to Intelsat Global Holdings S.A. shareholders by the weighted average number of common shares outstanding during the periods. Prior to May 6, 2009, Intelsat Global’s share capital comprised Class A shares only. On May 6, 2009, Class B shares were granted which resulted in Class A shares having a liquidation preference over Class B shares and therefore, Class A shares no longer met the definition of ‘common stock’ under FASB ASC Topic 260 – Earnings Per Share. Accordingly, for periods subsequent to May 6, 2009, only Class B shares are reflected in the denominator for EPS purposes.

Due to net losses in each of the periods presented, there are no dilutive securities and therefore basic and diluted EPS are the same.

The following table sets forth the computation of basic and diluted net loss per share attributable to Intelsat Global Holdings shareholders:

	Year Ended December 2010	Year Ended December 2011	Year Ended December 2012
Net loss	$(515,361)	$(435,265)	$(149,498)
Net (income) loss attributable to noncontrolling interest	2,317	1,106	(1,639)

Net loss attributable to Intelsat Global Holdings S.A.	$(513,044)	$(434,159)	$(151,137)
Weighted average shares outstanding	271,782	359,124	429,255

Basic and diluted net loss per share attributable to Intelsat Global Holdings S.A. shareholders	$(1,887.70)	$(1,208.94)	$(352.09)

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The Company’s shares that could potentially dilute basic EPS in future are 166,117, 88,782 and 20,092 of unvested Class B shares for 2010, 2011 and 2012, respectively.

Also excluded from the calculations are the Class B shares awarded to employees other than certain Executive Officers (as defined in Note 4—Share-Based and Other Compensation Plans) as these shares have repurchase features at par value of $0.01 and are not deemed granted under the provisions of FASB ASC 718 .

Further, the calculations exclude 14,912,466, 14,909,421 and 14,909,421 of Class A shares issued to Sponsors, certain executive officers and other employees, 862,570, 857,885 and 831,918 of Class A Rollover options granted to other employees and Class A Share Options granted to certain executive officers and other employees in 2010, 2011 and 2012, respectively. The Class A shares together with Class B shares will convert at agreed upon ratios into a single class of common shares pursuant to the Reorganization Transactions.

Note 7    Receivables

Receivables were comprised of the following (in thousands):

	As of December 31, 2011	As of December 31, 2012
Service charges:
Billed	$278,835	$276,637
Unbilled	13,197	9,840
Other	43,331	19,320
Allowance for doubtful accounts	(20,830)	(23,583)

Total	$314,533	$282,214

Unbilled service charges represent amounts earned and accrued as receivables from customers for services rendered prior to the end of the reporting period. Unbilled service charges are expected to be billed and collected within twelve months of the respective balance sheet date. Other receivables as of December 31, 2011 and 2012 included a $12.2 million receivable from JSAT International, Inc. (“JSAT”), with which we have a joint venture (see Note 9(b)—Investments—Horizons Holdings) in each of the years ended 2011 and 2012. In addition, other receivables at December 31, 2011 included $23.9 million in insurance proceeds receivable related to the New Dawn satellite partial loss claim which was finalized in 2011. The cash proceeds outstanding at December 31, 2011 were received in 2012 (see Note 8(d)—Satellite Health—Other Significant Anomalies).

Note 8    Satellites and Other Property and Equipment

(a) Satellites and Other Property and Equipment

Satellites and other property and equipment were comprised of the following (in thousands):

	As of December 31, 2011	As of December 31, 2012
Satellites and launch vehicles	$7,825,259	$8,700,926
Information systems and ground segment	480,002	524,285
Buildings and other	284,742	195,672

Total cost	8,590,003	9,420,883
Less: accumulated depreciation	(2,447,272)	(3,065,691)

Total	$6,142,731	$6,355,192

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Satellites and other property and equipment, net as of December 31, 2011 and 2012 included construction-in-progress of $1.5 billion and $0.7 billion, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $129.2 million and $117.4 million were capitalized during the years ended December 31, 2011 and 2012, respectively. Additionally, we recorded depreciation expense of $668.5 million, $664.0 million and $673.1 million during the years ended December 31, 2010, 2011 and 2012, respectively.

We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of these launch contracts provides that such contract may be terminated at our option, subject to payment of a termination fee that increases as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise our right to obtain a replacement launch within a specified period following our request for re-launch.

(b) Satellite Launches

On March 25, 2012, we successfully launched our IS-22 satellite into orbit. This satellite establishes long-term capacity at the 72° E orbital location most recently occupied by our IS-709 satellite. IS-22 provides capacity for media, government and network services in Africa, Asia, Europe and the Middle East via C-band and Ku-band platforms. In addition, IS-22 hosts a specialized UHF communications payload. This satellite entered into service in May 2012.

On June 1, 2012, our IS-19 satellite was launched into orbit. During launch operations, IS-19 experienced damage to its south solar array (see (d) Satellite Health—2012 Anomalies below). This satellite replaces IS-8 at 166° E and provides C- and Ku- band capacity for media, government and network services customers in the western United States and the Asia-Pacific region, including hosting video neighborhoods with global programmers. This satellite entered into service in August 2012.

On August 2, 2012, we successfully launched our IS-20 satellite into orbit. This satellite replaces IS-7 and IS-10 at 68.5° E and provides capacity for direct-to-home television, cellular backhaul and VSAT services in Africa, Asia, Europe, the Middle East and Russia via C-band and Ku-band platforms. IS-20 currently hosts the largest direct-to-home platform in Africa. This satellite entered into service in September 2012.

On August 19, 2012, we successfully launched our IS-21 satellite into orbit. This satellite replaces IS-9 at 302° E and serves leading direct-to-home and cable programmers in Latin America. IS-21 entered into service in October 2012 and provides long-term capacity for South America, North America and Europe via a C-band platform and North America, the Caribbean, Brazil, Europe and Western Africa via a Ku-band platform.

On October 14, 2012, we successfully launched our IS-23 satellite into orbit. This satellite replaces IS-707 at 307° E. The satellite provides C-band services to customers in the Americas, Europe and Africa, and Ku-band coverage for Latin America. This satellite entered into service in November 2012.

On February 1, 2013, the launch vehicle for our IS-27 satellite failed shortly after liftoff and the satellite was completely destroyed. A Failure Review Board has been established to determine the cause. The satellite and launch vehicle were fully insured, and we have filed a total loss claim for approximately $406 million with our insurers. Accounting for insured losses of fixed assets is governed by FASB ASC Topic 605-40, Revenue Recognition—Gains and Losses (“ASC 605-40”). In accordance with ASC 605-40, in the first quarter of 2013 we expect to recognize as a receivable the expected insurance proceeds from the claim at an amount no more than the book value of the satellite. We will recognize the expected surplus of insurance proceeds over the book value of the satellite as a gain upon receipt of any such excess.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

(c) Sale of U.S. Administrative Headquarters Building

On October 5, 2012, we completed the sale of our U.S. administrative headquarters office building in Washington, D.C. (the “U.S. Administrative Headquarters Property”), and assigned our Amended and Restated Lease Agreement with the U.S. Government relating to the U.S. Administrative Headquarters Property to the purchaser for a price of $85.0 million in cash. The sale resulted in a pre-tax gain of $12.8 million included within other income, net in our consolidated statement of operations. Upon the closing of the sale, we entered into an agreement under which we are temporarily leasing from the purchaser a portion of the U.S. Administrative Headquarters Property. On November 30, 2012, we entered into an agreement to lease approximately 188,000 square feet of space in McLean, Virginia for our new permanent U.S. administrative headquarters and primary satellite operations center in a building that is in the process of being constructed (the “New U.S. Administrative Headquarters”). The lease is for a term of 15 years. We expect to occupy the space in the New U.S. Administrative Headquarters beginning in mid-2014.

(d) Satellite Health

Our satellite fleet is diversified by manufacturer and satellite type, and as a result, our fleet is generally healthy. We have experienced some technical problems with our current fleet but have been able to minimize the impact of these problems on our customers, our operations and our business in recent years. Many of these problems have been component failures and anomalies that have had little long-term impact to date on the overall transponder availability in our satellite fleet. All of our satellites have been designed to accommodate an anticipated rate of equipment failures with adequate redundancy to meet or exceed their orbital design lives, and to date, this redundancy design scheme has proven effective. After each anomaly we have generally restored services for our customers on the affected satellite, provided alternative capacity on other satellites in our fleet, or provided capacity that we purchased from other satellite operators.

2012 Satellite Anomalies

During launch operations of IS-19 on June 1, 2012, the satellite experienced damage to its south solar array. Although both solar arrays are deployed, the power available to the satellite is less than is required to operate 100% of the payload capacity. The Independent Oversight Board (“IOB”) formed by Space Systems/Loral, Inc. (“SS/L”) and Sea Launch to investigate the solar array deployment anomaly has successfully reached a unanimous conclusion. The IOB concluded that the anomaly occurred before the spacecraft separated from the launch vehicle, during the ascent phase of the launch, and originated in one of the satellite’s two solar array wings due to a rare combination of factors in the panel fabrication and unrelated to the launch vehicle. While the satellite is operational, the anomaly resulted in structural and electrical damage to one solar array wing, which reduced the amount of power available for payload operation. Additionally, we have filed a partial loss claim with our insurers relating to the solar array anomaly. We expect to receive approximately $82 million of insurance proceeds related to the partial loss claim. The insurance proceeds are expected to be received in the first quarter of 2013. As planned, IS-19 followed IS-8 at 166° east longitude, in August 2012.

In accordance with our policy and the guidance provided for under FASB ASC 360, we review our long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The recoverability of an asset or asset group held and used is measured by a comparison of the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. When a satellite experiences an anomaly or other health related issues, we believe the lowest level of identifiable cash flows exists at the individual satellite level. Accordingly, in the second quarter of 2012, we performed an impairment review of our IS-19 satellite and

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

determined that there was no impairment of the carrying amount of the asset due to the expected cash flows to be generated by the C- and Ku-band payload over the satellite’s expected useful life.

Other Significant Anomalies

On November 28, 2004, our Galaxy 27 satellite experienced a sudden anomaly in its north electrical distribution system which resulted in the loss of control of the satellite and the interruption of customer services on the satellite. Galaxy 27 is a FS 1300 series satellite manufactured by SS/L. Our engineers were able to regain command and control of Galaxy 27, and it was placed back in service, with reduced payload capacity, following operational testing. We have determined that the north electrical distribution system on Galaxy 27 and the communications capacity associated with it are not operational, and the satellite has lost redundancy in nearly all of its components. As a result, Galaxy 27 faces an increased risk of loss in the future. As of December 31, 2012, a substantial subset of Galaxy 27’s transponders, which are all powered by the south electrical distribution system, have been tested, are performing normally and are available for service to our customers. Some of these transponders are currently being used by our customers.

On January 14, 2005, our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly that resulted in the total loss of the satellite. IS-804 was a Lockheed Martin 7000 series (the “LM 7000 series”) satellite, and as of December 31, 2012 we operated two other satellites in the LM 7000 series, IS-801 and IS-805. Of these two satellites, only IS-805 remains in a primary orbital role. Based on the report of the failure review board that we established with Lockheed Martin Corporation, we believe that the IS-804 failure was not likely to have been caused by an IS-804 specific workmanship or hardware element, but was most likely caused by a high current event in the battery circuitry triggered by an electrostatic discharge that propagated to cause the sudden failure of the high voltage power system. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On September 21, 2006, our IS-802 satellite, which was also an LM 7000 series satellite, experienced a reduction of electrical power capability that resulted in a degraded capability of the satellite. A substantial subset of transponders on IS-802 were subsequently reactivated and operated normally until the end of its service life in September 2010, when it was decommissioned. The anomaly review board that we established with Lockheed Martin Corporation to investigate the cause of the anomaly concluded that the IS-802 anomaly was most likely caused by an electrical short internal to the solar array harness located on the south solar array boom. The anomaly review board found that this anomaly was significantly different from previous LM 7000 series spacecraft failures and was the first failure of this type on a solar array of the LM 7000 series. We therefore believe that although this risk exists for our other LM 7000 series satellites, the risk of any individual satellite having a similar anomaly is low.

On June 29, 2008, our Galaxy 26 satellite experienced a sudden and unexpected electrical distribution anomaly causing the loss of a substantial portion of the satellite power generating capability and resulting in the interruption of some of the customer services on the satellite. Galaxy 26 is also a FS 1300 series satellite. Certain transponders continue to operate normally. However, the anomaly resulted in a reduction to the estimated remaining useful life of the satellite.

With respect to both the Galaxy 27 and Galaxy 26 anomalies, the failure review boards that we established with SS/L identified the likely root cause of the anomalies as a design flaw which is affected by a number of parameters and in some extreme cases can result in an electrical system anomaly. The design flaw also exists on IS-8. This satellite has been in service since November 1998 and has not experienced an electrical system anomaly. Along with the manufacturer, we continually monitor this problem. Traffic on IS-8 was transferred to IS-19, which entered into service in August 2012.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

On April 5, 2010, our Galaxy 15 satellite experienced an anomaly resulting in our inability to command the satellite. We transitioned all media traffic on this satellite to our Galaxy 12 satellite, which was our designated in-orbit spare satellite for the North America region. Galaxy 15 is a Star-2 satellite manufactured by Orbital Sciences Corporation. When the anomaly occurred there was substantial uncertainty as to our ability to recover use of the satellite and, accordingly, we recognized a $104.1 million non-cash impairment charge related to Galaxy 15 during the second quarter of 2010. On December 23, 2010, we recovered command of the spacecraft and we began diagnostic testing and uploading of software updates that protect against future anomalies of this type. In February 2011, Galaxy 15 initiated a drift to 133.1°W and returned to service, initially as an in-orbit spare. In October 2011, media traffic was transferred from Galaxy 12 back to Galaxy 15, and Galaxy 15 resumed normal service.

Subsequent to the launch of the IS-28 satellite on April 22, 2011, the satellite experienced an anomaly during the deployment of its west antenna reflector, which controls communications in the C-band frequency. A failure review board was established to determine the cause of the anomaly. The failure review board completed its investigation in July 2011 and concluded that the deployment anomaly of the C-band reflector was most likely due to a malfunction of the reflector sunshield. As a result, the sunshield interfered with the ejection release mechanism and prevented the deployment of the C-band antenna. Despite the C-band antenna reflector anomaly, the Ku-band antenna reflector deployed and that portion of the satellite is operating as planned. In June 2011, the satellite entered into service.

The IS-28 satellite and its operations were financed primarily with non-recourse debt through a joint venture in which we were the majority shareholder (see Note 9(c)—Investments—New Dawn). The New Dawn joint venture filed a partial loss claim with its insurers, relating to the C-band antenna reflector anomaly. The claim was finalized and agreed to during 2011, resulting in total insurance recoveries of $118.0 million received. At December 31, 2011, $94.1 million of this amount was received from the insurers and was held in a specific insurance proceeds account. This amount is reflected as restricted cash on the accompanying consolidated balance sheet at December 31, 2011. The remaining $23.9 million was received during the first quarter of 2012. We included the $23.9 million in receivables on the accompanying consolidated balance sheet at December 31, 2011. The carrying value of the IS-28 satellite at December 31, 2011 was reduced by the $118.0 million received. New Dawn’s debt agreements provided that all or most of the proceeds of the insurance claim were to be used to pay down New Dawn’s debt and a portion of the associated interest rate swap. Therefore, $107.4 million of the New Dawn senior debt and $10.4 million of the fair value of the New Dawn interest rate swap were reclassified as current liabilities, with the remaining $0.2 million of the $118.0 million of insurance proceeds included in accrued interest payable at December 31, 2011. In July 2012, the proceeds of the insurance claim were used to prepay a portion of New Dawn’s debt, along with the associated interest and fees, and to settle the notional amount of a portion of the associated interest rate swaps.

In accordance with our policy and the guidance provided for under FASB ASC 360, we review our long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The recoverability of an asset or asset group held and used is measured by a comparison of the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. When a satellite experiences an anomaly or other health related issues, we believe the lowest level of identifiable cash flows exists at the individual satellite level. Accordingly, in the second quarter of 2011, we performed an impairment review of our IS-28 satellite and determined that there was no impairment of the carrying amount of the asset due to the expected cash flows to be generated by the Ku-band payload over the satellite’s expected useful life.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Other Anomalies

We have also identified three other types of common anomalies among the satellite models in our fleet, which have had an operational impact in the past and could, if they materialize, have an impact in the future. These are:

•	failure of the on-board satellite control processor (“SCP”) in Boeing 601 (“BSS 601”) satellites;

•	failure of the on-board XIPS used to maintain the in-orbit position of Boeing 601 High Power Series (“BSS 601 HP”) satellites; and

•	accelerated solar array degradation in early Boeing 702 (“BSS 702”) satellites.

SCP Failures. Many of our satellites use an on-board SCP to provide automatic on-board control of many operational functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure of the primary SCP. Certain BSS 601 satellites have experienced SCP failures. The risk of SCP failure appears to decline as these satellites age.

On February 1, 2010, our IS-4 satellite experienced an anomaly of its backup SCP. The anomaly caused this satellite to be deemed unrecoverable, resulting in a net non-cash impairment charge in February 2010 of $6.5 million to write off the remaining carrying value of the satellite, which was not insured, and related deferred performance incentive obligations. Launched in 1995, IS-4 was expected to reach its end of service life later in 2010. IS-4 had previously experienced the failure of its primary SCP and was operating on its backup SCP.

As of December 31, 2012, we operated one BSS 601 satellite, IS-26. This satellite was identified as having heightened susceptibility to the SCP problem. IS-26 has been in continuous operation since 1997. Both primary and backup SCPs on this satellite are monitored regularly and remain fully functional. Accordingly, we believe it is unlikely that additional SCP failures will occur; however, should they occur, we do not anticipate an interruption in business or early replacement of this satellite as a result.

BSS 601 HP XIPS. The BSS 601 HP satellite uses XIPS as its primary propulsion system. There are two separate XIPS systems on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely chemical propulsion system as a backup to the XIPS system. As a result, the failure of a XIPS on a BSS 601 HP typically would have no effect on the satellite’s performance or its operating life. However, the failure of both XIPS would require the use of the backup chemical propulsion system, which could result in a shorter operating life for the satellite depending on the amount of chemical propellant remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

As of December 31, 2012, we operated four BSS 601 HP satellites, IS-5, IS-9, IS-10 and Galaxy 13/Horizons-1. Galaxy 13/Horizons-1 lost redundancy of the North XIPS system while full redundancy still exists on the South thruster pair. IS-5, IS-9 and IS-10 have experienced the failure of both XIPS systems and are operating on their backup chemical propulsion systems. IS-5 was redeployed in 2012 following its replacement by IS-8, which was subsequently replaced by IS-19. Also in 2012, IS-9 and IS-10 were redeployed following their replacement by IS-21 and IS-20, respectively. No assurance can be given that we will not have further XIPS failures that result in shortened satellite lives. We have decommissioned three satellites that had experienced failure of both XIPS. IS-6B was replaced by IS-11 during the first quarter of 2008, Galaxy 10R was replaced by Galaxy 18 during the second quarter of 2008, and Galaxy 4R was decommissioned in March 2009.

BSS 702 Solar Arrays. All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

As of December 31, 2012, we operated three BSS 702 satellites, two of which are affected by accelerated solar array degradation, Galaxy 11 and IS-1R. Service to customers has not been affected, and we expect that both of these satellites will continue to serve customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, Galaxy 11’s estimated end of service life is in the second quarter of 2019 and IS-1R’s estimated end of service life is in the third quarter of 2017. Galaxy 11 is currently operating in a primary orbital role and IS-1R was redeployed following its replacement by IS-14. The third BSS 702 satellite that we operated as of December 31, 2012, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

Note 9    Investments

We have ownership interests in two entities which met the criteria of a VIE, Horizons Satellite Holdings, LLC (“Horizons Holdings”) and WP Com, S. de R.L. de C.V. (“WP Com”). We had a greater than 50% controlling ownership and voting interest in New Dawn and therefore consolidated the New Dawn joint venture. In October 2012, we purchased the remaining ownership interest in New Dawn. Horizons Holdings, as well as WP Com, are discussed in further detail below, including our analyses of the primary beneficiary determination as required under FASB ASC Topic 810, Consolidation (“FASB ASC 810”).

(a) WildBlue Communications, Inc.

Prior to December 15, 2009 we had a noncontrolling ownership interest of approximately 28% in WildBlue Communications, Inc. (“WildBlue”), a company offering broadband Internet access services in the continental United States via Ka-band satellite capacity. We accounted for our investment using the equity method of accounting. On December 15, 2009, we sold our ownership interest in WildBlue to Viasat Inc. (“Viasat”) through a non-cash transaction whereby we exchanged our interest in WildBlue for shares of Viasat common stock. During the first quarter of 2010, we sold all of our shares of Viasat common stock for $28.6 million, and recorded a $1.3 million gain on the sale within our consolidated statement of operations during the year ended December 31, 2010.

(b) Horizons Holdings

We have a joint venture with JSAT, a leading satellite operator in the Asia-Pacific region. The joint venture is named Horizons Satellite Holdings, LLC, and consists of two investments: Horizons-1 Satellite LLC (“Horizons-1”) and Horizons-2 Satellite LLC (“Horizons-2”). Horizons Holdings borrowed from JSAT a portion of the funds necessary to finance the construction of the Horizons-2 satellite under a loan agreement (the “Horizons 2 Loan Agreement”). We provide certain services to the joint venture and utilize capacity from the joint venture.

We have determined that this joint venture met the criteria of a VIE under FASB ASC 810. On September 30, 2011, Intelsat and JSAT amended the joint venture agreement relating to their investment in Horizons Holdings (the “Horizons Amendment”), and as a result, we re-evaluated the primary beneficiary

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

determination. Pursuant to the Horizons Amendment, the Horizons-2 satellite was relocated to 85° E in early 2012 and decisions relating to any future relocation of the Horizons-2 satellite will be effectively controlled by us. We believe satellite location is the most significant driver of Horizons Holdings’ economic performance. Additionally, the Horizons-1 satellite is the less significant asset of the joint venture. As a result, we determined that we became the primary beneficiary of Horizons Holdings as of September 30, 2011. In accordance with FASB ASC 810, as the primary beneficiary, we consolidated Horizons Holdings within our consolidated financial statements, net of eliminating entries, beginning on September 30, 2011. Total assets and liabilities of Horizons Holdings were $171.2 million and $73.6 million as of December 31, 2011, respectively, and $136.2 million and $49.2 million as of December 31, 2012, respectively.

In accordance with FASB ASC 810, the initial consolidation of a VIE that is a business is considered a business combination and should be accounted for in accordance with the provisions in FASB ASC Topic 805, Business Combinations. Determining the fair values of the net assets of Horizons Holdings required us to make significant estimates and assumptions. In order to develop the fair value estimates, we utilized the income approach. Our estimates included assumptions about projected growth rates, cost of capital, effective tax rates and industry and economic trends. While we believe that the estimates and assumptions underlying the valuation methodology were reasonable, different assumptions could have resulted in different market values. We recorded the assets, liabilities and the noncontrolling interest in Horizons Holdings at fair value upon consolidation at September 30, 2011. The $49.3 million fair value of the Horizons Holdings noncontrolling interest at the initial date of consolidation is included in the equity section of our consolidated balance sheet at December 31, 2011 and December 31, 2012 in accordance with FASB ASC 810. During the year ended December 31, 2011, we recorded a charge of $20.2 million in earnings (loss) from previously unconsolidated affiliates in the accompanying consolidated statements of operations for the difference between the fair value and carrying value of our investment in Horizons Holdings. In addition, we recorded a $7.4 million income tax benefit in the consolidated statements of operations for the year ended December 31, 2011, related to this charge.

Prior to the consolidation of Horizons Holdings on September 30, 2011, under the equity method of accounting, our 50% share of the results of the joint venture was income of $0.5 million for the year ended December 31, 2010, which is included in earnings (loss) from previously unconsolidated affiliates in the accompanying consolidated statements of operations.

We also have a revenue sharing agreement with JSAT related to services sold on the Horizons satellites. We are responsible for billing and collection for such services and we remit 50% of the revenue, less applicable fees and commissions, to JSAT. Under the Horizons Amendment, we agreed to guarantee to JSAT certain minimum levels of annual gross revenues for a three-year period beginning on the date that the Horizons-2 satellite was relocated to 85° east longitude. This guarantee could require us to pay JSAT a maximum potential amount ranging from $7.8 million to $10.3 million per year over the three-year period, less applicable fees and commission. We assess this guarantee on a quarterly basis, and in the fourth quarter of 2012 we recorded an expense of $5.6 million related to the guarantee, which was included in direct costs of revenue in our consolidated statement of operations for the year ended December 31, 2012. This amount represents our current estimate of the amount we expect to pay over the period of the guarantee. This liability was included within accounts payable and accrued liabilities within our consolidated balance sheet at December 31, 2012. In addition, we guaranteed JSAT certain minimum levels of revenue on the Horizons-2 satellite prior to the arrival at 85° E. Amounts payable to JSAT related to the revenue share, net of applicable fees and commissions, from the Horizons Satellites were $2.2 million and $3.6 million as of December 31, 2011 and December 31, 2012, respectively.

In connection with the Horizons Holdings investment in Horizons-2, we entered into a capital contribution and subscription agreement with JSAT in August 2005, which requires both us and JSAT to fund 50% of the

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

amount due from Horizons Holdings under the Horizons 2 Loan Agreement. As of December 31, 2012, we had a receivable of $24.4 million from JSAT representing the total remaining future payments to be received from JSAT to fund their portion of the amount due under the Horizons 2 Loan Agreement, $12.2 million of which is included in receivables, net and the remainder of which is included in other assets on our consolidated balance sheet as of December 31, 2012.

(c) New Dawn

In June 2008, we entered into a project and shareholders’ agreement (the “New Dawn Project Agreement”) with Convergence Partners pursuant to which New Dawn, a Mauritius company in which we had a 74.9% indirect ownership interest and Convergence Partners had a 25.1% noncontrolling ownership interest, launched a satellite in April 2011 to provide satellite transponder services to customers in Africa (see Note 8(d)—Satellite Health—Other Significant Anomalies).

We and Convergence Partners agreed to make certain capital contributions to New Dawn in proportion to our respective ownership interests in New Dawn to fund a portion of these costs. Total equity contributions during 2011 were $6.9 million, of which $5.2 million were attributable to us, with the remaining $1.7 million contributed by Convergence Partners. As of December 31, 2011, New Dawn and its subsidiaries were unrestricted subsidiaries for purposes of applicable indentures and credit agreements of ours and our wholly-owned subsidiaries.

On October 5, 2012, we purchased from Convergence Partners the remaining ownership interest in New Dawn for $8.7 million, increasing our ownership from 74.9% to 100%. In conjunction with the New Dawn Equity Purchase, we repaid $82.6 million of outstanding debt under New Dawn’s credit facilities. Additionally, we made $5.3 million of termination payments to the counterparties on New Dawn’s interest rate swap agreement.

We consolidate New Dawn within our consolidated financial statements, net of eliminating entries. Additionally, we accounted for the percentage interest in New Dawn owned by Convergence Partners as a noncontrolling interest according to the guidance provided under FASB ASC 480 specifically related to the classification and measurement of redeemable securities. As a result of the New Dawn Equity Purchase, we eliminated the redeemable noncontrolling interest of $8.7 million in the fourth quarter of 2012 in accordance with FASB ASC 480.

(d) WP Com

We have formed a joint venture with Corporativo W. Com S. de R.L. de C.V. (“Corporativo”) named WP Com, S. de R.L. de C.V. (“WP Com”). We own 49% of the voting equity shares and 88% of the economic interest in WP Com and Corporativo owns the remaining 51% of the voting equity shares. PanAmSat de Mexico, S. de R.L. de C.V. (“PAS de Mexico”) is a subsidiary of WP Com, 99.9% of which is owned by WP Com, with the remainder of the equity interest split between us and Corporativo. We formed WP Com to enable us to operate in Mexico, and PAS de Mexico acts as a reseller of our satellite services to customers in Mexico and Ecuador. Profits and losses of WP Com are allocated to the joint venture partners based upon the voting equity shares.

We have determined that this joint venture meets the criteria of a VIE under FASB ASC 810. In accordance with FASB ASC 810, we evaluated this joint venture to determine the primary beneficiary. We have concluded that we are the primary beneficiary because we influence the underlying business drivers of PAS de Mexico, including by acting as the sole provider for satellite services that PAS de Mexico resells. Furthermore, we have

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

modified our pricing for these services to ensure that PAS de Mexico continues to operate in the Mexican market. Corporativo does not fund any of the operating expenses of PAS de Mexico. Thus, we have consolidated WP Com within our consolidated financial statements and we have accounted for the percentage interest in the voting equity of WP Com owned by Corporativo as a noncontrolling interest, which is included in the equity section of our consolidated balance sheet in accordance with FASB ASC 810.

(e) Equity Attributable to Intelsat Global Holdings and Noncontrolling Interests

The following tables present changes in equity attributable to Intelsat and equity attributable to our noncontrolling interests, which is included in the equity section of our consolidated balance sheet (in thousands):

	Intelsat Global Holdings S.A. Shareholders’ Deficit	Non-redeemable Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2011	$(804,330)	$1,902	$(802,428)
Net income (loss)	(434,159)	1,136	(433,023)
Consolidation of Horizons Holdings	—	49,263	49,263
Dividends paid to noncontrolling interests	—	(1,375)	(1,375)
Change in classification of certain equity awards	56,760	—	56,760
Vesting of equity awards of certain executive officers	2,775	—	2,775
Mark to market adjustment for redeemable noncontrolling interest	15,090	—	15,090
Pension/postretirement liability adjustment	(35,080)	—	(35,080)
Other comprehensive income	59	—	59

Balance at December 31, 2011	$(1,198,885)	$50,926	$(1,147,959)

	Intelsat Global Holdings S.A. Shareholders’ Deficit	Non-redeemable Noncontrolling Interest	Total Shareholders’ Deficit
Balance at January 1, 2012	$(1,198,885)	$50,926	$(1,147,959)
Net income (loss)	(151,137)	3,582	(147,555)
Dividends paid to noncontrolling interests	—	(8,838)	(8,838)
Repurchase of shares	(1)	—	(1)
Vesting of equity awards of certain executive officers	6,826	—	6,826
Mark to market adjustment for redeemable noncontrolling interest	(7,663)	—	(7,663)
Pension/postretirement liability adjustment	(7,288)	—	(7,288)
Other comprehensive income	388	—	388

Balance at December 31, 2012	$(1,357,760)	$45,670	$(1,312,090)

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Note 10    Goodwill and Other Intangible Assets

The carrying amounts of goodwill and acquired intangible assets not subject to amortization consist of the following (in thousands):

	As of December 31, 2011	As of December 31, 2012
Goodwill	$6,780,827	$6,780,827
Trade name	70,400	70,400
Orbital locations	2,387,700	2,387,700

We account for goodwill and other non-amortizable intangible assets in accordance with FASB ASC 350, and have deemed these assets to have indefinite lives. Therefore, these assets are not amortized but are tested on an annual basis for impairment during the fourth quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The following is a discussion of our impairment analysis and methodology:

(a) Goodwill

We are required to identify reporting units at a level below the company’s identified operating segments for impairment analysis. We have identified only one reporting unit for the goodwill impairment test.

In September 2011, the FASB issued ASU 2011-08. ASU 2011-08 amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, there is a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. We adopted ASU 2011-08 in the fourth quarter of 2012. We made our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events. Based on our examination of these qualitative factors, we concluded that there was not a likelihood of more than 50% that the fair value of our reporting unit was less than its carrying value; therefore, no further testing of goodwill was required.

The assessment of qualitative factors requires significant judgment. Alternative interpretations of the qualitative factors could have resulted in a different conclusion as to whether it was not more likely than not that the fair value of our reporting unit was less than its carrying value. A different conclusion would require a more detailed quantitative analysis to be performed, which could, in future years, result in an impairment charge for goodwill.

(b) Orbital Locations, Trade Name and other Indefinite-Lived Intangible Assets

Intelsat is authorized by governments to operate satellites at certain orbital locations—i.e., longitudinal coordinates along the Clarke Belt. The Clarke Belt is the part of space approximately 35,800 kilometers above the plane of the equator where geostationary orbit may be achieved. Various governments acquire rights to these orbital locations through filings made with the ITU, a sub-organization of the United Nations. We will continue to have rights to operate at our orbital locations so long as we maintain our authorizations to do so.

Our rights to operate at orbital locations can be used and sold individually; however, since satellites and customers can be and are moved from one orbital location to another, our rights are used in conjunction with each other as a network that can change to meet the changing needs of our customers and market demands. Due to the interchangeable nature of orbital locations, the aggregate value of all of the orbital locations is used to measure the extent of impairment, if any.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

In July 2012, the FASB issued ASU 2012-02. ASU 2012-02 amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not (that is, there is a likelihood of more than 50%) that the fair value of an indefinite-lived intangible asset is less than its carrying amount. We early adopted ASU 2012-02 in the fourth quarter of 2012. We made our qualitative evaluation considering, among other things, general macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events. Based on our examination of qualitative factors, we concluded that there was not a likelihood of more than 50% that the fair value of any of our indefinite-lived intangible assets was less than their respective carrying values; therefore, no further testing of indefinite-lived intangible assets was required.

The assessment of qualitative factors requires significant judgment. Alternative interpretations of the qualitative factors could have resulted in a different conclusion as to whether it was not more likely than not that the fair value of indefinite-lived intangible assets was less than their respective carrying values. A different conclusion would require a more detailed quantitative analysis to be performed, which could, in future years, result in impairment charges for indefinite-lived intangible assets.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of the trade name and orbital slots is less than its respective carrying amount. If we conclude that there is not a likelihood of more than 50% that the fair value of the trade name and orbital slots is less than its respective carrying value, then no further testing is required. However, if we conclude that it is more likely than not that the fair value of the trade name and orbital slots is less than its respective carrying value, then we estimate the fair value of the Intelsat trade name and orbital slots, as described below, to identify potential impairment and measure the amount of impairment to be recognized, if any.

Based on the qualitative analysis described above, which was completed in the fourth quarter of 2012, the carrying values of the Intelsat trade name and orbital slots were not impaired.

The carrying amount and accumulated amortization of acquired intangible assets subject to amortization consisted of the following (in thousands):

	As of December 31, 2011			As of December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Backlog and other	$743,760	$(456,604)	$287,156	$743,760	$(520,204)	$223,556
Customer relationships	534,030	(78,318)	455,712	534,030	(106,499)	427,531
Technology	2,700	(2,700)	—	2,700	(2,700)	—

Total	$1,280,490	$(537,622)	$742,868	$1,280,490	$(629,403)	$651,087

Intangible assets are amortized based on the expected pattern of consumption. As of December 31, 2012, backlog and other and customer relationships had weighted-average useful lives of four years and thirteen years, respectively. We recorded amortization expense of $130.3 million, $105.5 million and $91.8 million for the years ended December 31, 2010, 2011 and 2012, respectively.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Scheduled amortization charges for the intangible assets over the next five years are as follows (in thousands):

Year	Amount
2013	$82,311
2014	68,231
2015	60,215
2016	48,491
2017	42,254

In the first quarter of 2009, the FASB revised FASB ASC 350 to provide additional guidance for determining the useful life of intangible assets. The revised guidance provides that we are required to disclose on an annual basis our policy related to the renewal or extension of the term of our intangible assets. Our policy is to expense all costs incurred to renew or extend the terms of our intangible assets. The renewal expenses for the years ended December 31, 2010, 2011 and 2012 were immaterial to our consolidated results of operations.

Note 11    Obligations to Former Shareholders of Intelsat

On January 28, 2005, Intelsat, Ltd. was acquired by Intelsat Holdings, and until January 2006, proceeds of the transaction were distributed to the former shareholders of Intelsat, Ltd. by an exchange agent upon receipt of required documentation from such former shareholders. After January 2006, Intelsat Holdings has paid out proceeds, also upon receipt of required documentation from such former shareholders. As of December 31, 2011 and 2012, our consolidated balance sheets included a payable to the former shareholders in the amount of $27.4 million and $22.8 million, respectively. Interest does not accrue on these obligations, and they are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheet.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Note 12    Long-Term Debt

The carrying values and fair values of our notes payable and long-term debt were as follows (in thousands):

	As of December 31, 2011		As of December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Intelsat Global Holdings:
Notes payable to former employee shareholders	$1,075	$1,075	$739	$739

Total Intelsat Global Holdings obligations	1,075	1,075	739	739

Intelsat Investment Holdings:
Notes payable to former employee shareholders	—	—	129	129

Total Intelsat Investment Holdings obligations	—	—	129	129

Intelsat S.A.:
6.5% Senior Notes due November 2013	353,550	354,434	353,550	367,268
Unamortized discount on 6.5% Senior Notes	(51,471)	—	(25,312)	—

Total Intelsat S.A. obligations	302,079	354,434	328,238	367,268

Intelsat Luxembourg:
11.25% Senior Notes due February 2017	2,805,000	2,706,825	2,805,000	2,966,288
11.5% / 12.5% Senior PIK Election Notes due February 2017	2,502,986	2,340,292	2,502,986	2,653,165

Total Intelsat Luxembourg obligations	5,307,986	5,047,117	5,307,986	5,619,453

Intelsat Jackson:
11.25% Senior Notes due June 2016	1,048,220	1,103,251	—	—
Unamortized premium on 11.25% Senior Notes	4,286	—	—	—
9.5% Senior Notes due June 2016	701,913	733,499	—	—
8.5% Senior Notes due November 2019	500,000	527,500	500,000	561,250
Unamortized discount on 8.5% Senior Notes	(3,545)	—	(3,218)	—
7.25% Senior Notes due October 2020	1,000,000	1,011,300	2,200,000	2,392,500
Unamortized premium on 7.25% Senior Notes	—	—	19,745	—
7.25% Senior Notes due April 2019	1,500,000	1,530,000	1,500,000	1,614,450
7.5% Senior Notes due April 2021	1,150,000	1,173,000	1,150,000	1,267,875
6.625% Senior Notes due December 2022	—	—	640,000	660,800
Senior Unsecured Credit Facilities due February 2014	195,152	182,468	195,152	192,713
New Senior Unsecured Credit Facilities due February 2014	810,876	758,169	810,876	800,740
Senior Secured Credit Facilities due April 2018	3,233,750	3,217,581	3,218,000	3,238,595
Unamortized discount on Senior Credit Facilities	(14,349)	—	(12,289)	—

Total Intelsat Jackson obligations	10,126,303	10,236,768	10,218,266	10,728,923

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

	As of December 31, 2011		As of December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
New Dawn:
Senior Secured Debt Facility due 2017	109,625	109,625	—	—
Mezzanine Secured Debt Facility due 2019	82,580	82,580	—	—
10.5% Note Payable to Convergence Partners	502	502	—	—

Total New Dawn obligations	192,707	192,707	—	—

Horizons Holdings:
Loan Payable to JSAT	73,255	73,255	48,836	48,836

Total Horizons Holdings obligations	73,255	73,255	48,836	48,836

Total Intelsat Global Holdings S.A. long-term debt	16,003,405	$15,905,356	15,904,194	$16,765,348

Less:
Current portion of long-term debt	165,764		57,466

Total long-term debt, excluding current portion	$15,837,641		$15,846,728

The fair value for publicly traded instruments is determined using quoted market prices and, for non-publicly traded instruments, fair value is based upon composite pricing from a variety of sources, including market leading data providers, market makers, and leading brokerage firms. Substantially all of the inputs used to determine the fair value of our debt are classified as Level 1 inputs within the fair value hierarchy from FASB ASC 820, except our senior secured credit facilities, the inputs for which are classified as Level 2. The fair values of the notes payable to former employee shareholders, the New Dawn obligations and the Horizons Holdings obligations approximate their respective book values.

Required principal repayments of long-term debt over the next five years and thereafter as of December 31, 2012 are as follows (in thousands):

Year	Amount
2013	$57,466
2014	1,062,627
2015	385,730	(1)
2016	32,180
2017	5,340,165
2018 and thereafter	9,047,100

Total principal repayments	15,925,268
Unamortized discounts and premium	(21,074)

Total Intelsat Global Holdings S.A. long-term debt	$15,904,194

(1)	Includes $353.6 million aggregate principal amount of the 6.5% Senior Notes due November 2013 (the “Intelsat S.A. Notes”) for which there is a financing commitment in place at December 31, 2012, with a maturity of two years from funding. See further discussion in “Financing Commitment for Intelsat S.A. Senior Notes due 2013” below.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

2012 Intelsat Jackson Notes Offerings, Tender Offers and Redemptions

On April 26, 2012, Intelsat Jackson, a wholly-owned subsidiary of Intelsat S.A., completed an offering of $1.2 billion aggregate principal amount of its 7 1/4% Senior Notes due 2020 (the “2020 Jackson Notes”). Intelsat Jackson had previously issued $1.0 billion aggregate principal amount of the 2020 Jackson Notes on September 30, 2010. The net proceeds from the April 2012 offering were used by Intelsat Jackson to repurchase or redeem all of the $701.9 million aggregate principal amount of Intelsat Jackson’s outstanding 9 1/2% Senior Notes due 2016 and $445.0 million aggregate principal amount of Intelsat Jackson’s 11 1/4% Senior Notes due 2016 (the “2016 Jackson 11 1/4% Notes”).

In connection with these repurchases and redemptions, we recognized a loss on early extinguishment of debt of $43.4 million during the second quarter of 2012, consisting of the difference between the carrying value of the aggregate debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium and debt issuance costs.

On October 3, 2012, Intelsat Jackson completed an offering of $640.0 million aggregate principal amount of 6 5/8% Senior Notes due 2022 (the “2022 Intelsat Jackson Notes”). The net proceeds from the October 2012 offering were used by Intelsat Jackson to repurchase or redeem all of its outstanding $603.2 million principal amount of the 2016 Jackson 11 1/4% Notes. In connection with the repurchases and redemptions, we recognized a loss on early extinguishment of debt of $24.3 million in the fourth quarter of 2012, consisting of the difference between the carrying value of the debt repurchased or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt premium.

Financing Commitment for Intelsat S.A. Senior Notes due 2013

On April 12, 2012, Intelsat S.A. obtained agreements from affiliates of Goldman, Sachs & Co. and Morgan Stanley to provide unsecured term loan commitments sufficient to refinance in full the Intelsat S.A. Notes on or immediately prior to their maturity date, in the event that Intelsat S.A. does not otherwise refinance or retire the Intelsat S.A. Notes. These term loans will have a maturity of two years from funding, and the funding thereof is subject to various terms and conditions. Based on our ability and intent to refinance the Intelsat S.A. Notes, these notes are reflected in long-term debt, net of current portion, on our consolidated balance sheet at December 31, 2012.

2012 New Dawn Equity Purchase and Repayment of Credit Facilities

On December 5, 2008, New Dawn entered into a $215.0 million secured financing arrangement with an eight-year maturity that consisted of senior and mezzanine term loan facilities. The credit facilities were non-recourse to New Dawn’s shareholders, including us and our wholly-owned subsidiaries, beyond the shareholders’ scheduled capital contributions. The senior facility provided for a commitment of up to $125.0 million. The interest rate on term loans under the senior facility was the aggregate of the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 3.0% and 4.0% and certain costs, if incurred. The mezzanine facility provided for a commitment of up to $90.0 million. The interest rate on term loans under the mezzanine facility was the aggregate of LIBOR plus an applicable margin between 5.3% and 6.3% and certain costs, if incurred. New Dawn was required to pay a commitment fee at a rate per annum of between  3/8% and  1/2% on any unused commitments under the credit facilities.

Subsequent to the April 2011 launch of the IS-28 satellite, which experienced an anomaly resulting in the failure to deploy the C-band antenna reflector, the New Dawn joint venture filed a partial loss claim with its insurer. The claim was finalized and agreed to during 2011, resulting in total insurance recoveries of $118.0

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

million. As of December 31, 2011, $94.1 million was received from the insurers and held in a specific insurance proceeds account reflected as restricted cash in the accompanying consolidated balance sheets. The remaining proceeds of $23.9 million were received from the insurers in the first quarter of 2012. In July 2012, a payment of $112.2 million was made out of restricted cash to prepay a portion of New Dawn’s outstanding borrowings under its credit facilities. In connection with this prepayment, we recognized a loss on early extinguishment of debt of $3.1 million during the third quarter of 2012, associated with the write-off of unamortized debt issuance costs.

On October 5, 2012, in conjunction with the New Dawn Equity Purchase (see Note 9(c)—Investments—New Dawn) we repaid the remaining $82.6 million outstanding under New Dawn’s credit facilities and designated the New Dawn entities as restricted subsidiaries for purposes of applicable indentures and credit agreements of ours and our subsidiaries. In connection with this repayment, we recognized a loss on early extinguishment of debt of $2.7 million in the fourth quarter of 2012, associated with the write-off of unamortized debt issuance costs.

2011 Reorganization and 2011 Secured Loan Refinancing

On January 12, 2011, certain of our subsidiaries completed a series of internal transactions and related steps that reorganized the ownership of our assets among our subsidiaries and effectively combined the legacy businesses of Intelsat Sub Holdco and Intelsat Corp in order to simplify our operations and enhance our ability to transact business in an efficient manner (the “2011 Reorganization”). Also on January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), and borrowed $3.25 billion under a term loan facility. Part of the net proceeds of the term loan, amounting to $2.4 billion, were contributed or loaned to Intelsat Corp, which used such funds to repay its existing indebtedness under Intelsat Corp’s senior secured facilities and to redeem Intelsat Corp’s 9 1/4% Senior Notes due 2016. Separately, Intelsat Corp also redeemed all of its 9 1/4% Senior Notes due 2014 and its 6 7/8% Senior Secured Debentures due 2028. In addition, Intelsat Jackson contributed approximately $330.2 million of the net proceeds of the new term loan to Intelsat Sub Holdco to repay all existing indebtedness under Intelsat Sub Holdco’s senior secured credit facilities. The entry into the Intelsat Jackson Secured Credit Agreement, the repayment of the existing indebtedness of Intelsat Corp and the repayment of all the secured existing indebtedness of Intelsat Sub Holdco are referred to collectively as the “2011 Secured Loan Refinancing”. In connection with the 2011 Secured Loan Refinancing, certain of our interest rate swaps were assigned by Intelsat Sub Holdco and Intelsat Corp to Intelsat Jackson, and are now secured by a first priority security interest in the collateral that also secures obligations under the Intelsat Jackson Secured Credit Agreement. Additionally, in connection with the 2011 Secured Loan Refinancing, we recognized a loss on early extinguishment of debt of $87.9 million during the first quarter of 2011, which consists of the difference between the carrying value of the Intelsat Corp and Intelsat Sub Holdco debt repaid and the total cash amount paid (including related fees), and a write-off of unamortized debt discounts and debt issuance costs.

2011 Notes Redemptions

On March 18, 2011, Intelsat S.A. redeemed all of the $485.8 million aggregate principal amount outstanding of its 7 5/8% Senior Notes due 2012. Additionally, on March 18, 2011, Intelsat Sub Holdco redeemed $225.0 million aggregate principal amount outstanding of its 8 1/2% Senior Notes due 2013 (the “2013 Sub Holdco Notes”). In connection with these redemptions, we recognized a loss on early extinguishment of $80.3 million during the first quarter of 2011, which consists of the difference between the carrying value of the Intelsat S.A. and Intelsat Sub Holdco debt repaid and the total cash paid (including related fees), and a write-off of unamortized debt discounts and debt issuance costs. On April 8, 2011, Intermediate Holdco redeemed all of the $4.5 million aggregate principal amount outstanding of its 9 1/4% Senior Discount Notes due 2015.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

2011 Intelsat Jackson Notes Offering, Tender Offers and Additional Redemptions

On April 5, 2011, Intelsat Jackson completed an offering of $2.65 billion aggregate principal amount of senior notes (the “2011 Intelsat Jackson Notes Offering”), consisting of $1.5 billion aggregate principal amount of 7 1/4% Senior Notes due 2019 and $1.15 billion aggregate principal amount of 7 1/2% Senior Notes due 2021 (collectively, the “New Jackson Notes”). The net proceeds from the sale of the New Jackson Notes were primarily used to repurchase all of the following notes in tender offers launched on March 21, 2011 and completed on April 15, 2011, and to subsequently redeem the remaining outstanding amounts of such notes on May 5, 2011:

•	$481.0 million aggregate principal amount outstanding of the Intermediate Holdco 9 1/2% Senior Discount Notes due 2015;

•	$625.3 million aggregate principal amount outstanding of the 2013 Sub Holdco Notes, after giving effect to the March 2011 partial redemption of the 2013 Sub Holdco Notes, as discussed above;

•	$681.0 million aggregate principal amount outstanding of the Intelsat Sub Holdco 8 7/8% Senior Notes due 2015;

•	$400.0 million aggregate principal amount outstanding of the 2015 Intelsat Sub Holdco Notes, Series B;

•	$55.0 million aggregate principal amount outstanding of the Intelsat Jackson 9 1/4% Senior Notes due 2016; and

•	$284.6 million aggregate principal amount outstanding of the Intelsat Jackson 11 1/2% Senior Notes due 2016.

As a result, all of the above series of notes were paid off in full and no third party debt remained outstanding at Intermediate Holdco and Intelsat Sub Holdco as of May 5, 2011. Additionally, in connection with the above transactions, we recognized a loss on early extinguishment of debt of $158.0 million during the second quarter of 2011, which consists of the difference between the carrying value of the debt repaid or redeemed and the total cash amount paid (including related fees), and a write-off of unamortized debt discounts and debt issuance costs.

Horizons Holdings Debt

On September 30, 2011, we began consolidating Horizons Holdings within our results (see Note 9—Investments—(b) Horizons Holdings). As of the date of consolidation, Horizons Holdings had a debt balance of $73.3 million which is included in long-term debt on our consolidated balance sheet at December 31, 2011. Horizons Holdings incurred the debt pursuant to a loan agreement with JSAT in August 2005 whereby JSAT loaned Horizons Holdings funds for the construction of the Horizons-2 satellite.

Description of Indebtedness

(a)	Intelsat Global Holdings S.A. – See Note 18(c)—Related Party Transactions—Ownership by Management

(b)	Intelsat Investment Holdings S.à r.l. – See Note 18(c)—Related Party Transactions—Ownership by Management

(c)	Intelsat S.A.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Senior Notes due 2013

Intelsat S.A. had $353.6 million in aggregate principal amount of the Intelsat S.A. Notes outstanding at December 31, 2012. These notes bear interest at 6 1/2% annually and mature in November 2013. Based on our ability and intent to refinance the Intelsat S.A. Notes, as discussed in “Financing Commitment for Intelsat S.A. Senior Notes due 2013”, these notes are reflected as long-term debt, net of current portion on our consolidated balance sheet at December 31, 2012.

Interest is payable on the Intelsat S.A. Notes semi-annually on May 1 and November 1 of each year. Intelsat S.A. may redeem some or all of the Intelsat S.A. Notes at any time at the redemption prices set forth in the Intelsat S.A. Notes. The Intelsat S.A. Notes are senior unsecured obligations of Intelsat S.A. and rank equally with Intelsat S.A.’s other senior unsecured indebtedness.

(d) Intelsat Luxembourg

Senior Notes due 2017

Intelsat Luxembourg had $2.8 billion in aggregate principal amount of Senior Notes due 2017 (the “2017 Senior Notes”) outstanding at December 31, 2012. These notes bore interest at 7 7/8% on and prior to August 4, 2008, and bear interest at 11 1/4% after August 4, 2008. The notes mature in February of 2017. Interest is payable on the 2017 Senior Notes semi-annually on August 15 and February 15 of each year. The 2017 Senior Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness. The 2017 Senior Notes are guaranteed by Intelsat S.A.

Senior PIK Election Notes due 2017

Intelsat Luxembourg had $2.5 billion in aggregate principal amount of Senior PIK Election Notes due 2017 (the “2017 PIK Notes”) outstanding at December 31, 2012. The notes mature in February of 2017. Interest on the 2017 PIK Notes is payable semi-annually on August 15 and February 15 of each year. The 2017 PIK Notes are senior unsecured obligations of Intelsat Luxembourg and rank equally with Intelsat Luxembourg’s other senior unsecured indebtedness. The 2017 PIK Notes are guaranteed by Intelsat S.A.

Intelsat Luxembourg had, at its option, the ability to elect to pay interest on the 2017 PIK Notes (i) entirely in cash, (ii) entirely in payment-in-kind (“PIK”) interest or (iii) 50% in cash and 50% in PIK interest, through February 15, 2013. After February 15, 2013, interest on the 2017 PIK Notes is payable in cash. Cash interest on the 2017 PIK Notes accrued at the rate of 7.53% on and prior to August 4, 2008, and accrues at 11 1/2% after August 4, 2008. In the periods in which we elected to pay PIK interest, the applicable PIK interest rate was the cash pay interest rate in effect during the period plus 100 basis points. Additionally, in the periods in which we elected to pay PIK interest, we increased the principal amount of the outstanding 2017 PIK Notes by the amount of PIK interest for the applicable interest payment period.

In August 2012 we made an election to pay interest on the 2017 PIK Notes entirely in cash for the interest period August 15, 2012 through February 15, 2013. For the interest periods beginning February 16, 2013, we are required to make all interest payments in cash.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

(e) Intelsat Jackson

8 1/2% Senior Notes due 2019

Intelsat Jackson had $500.0 million in aggregate principal amount of its 8 1/2% Senior Notes due 2019 (the “2019 Jackson Notes”) outstanding at December 31, 2012. The 2019 Jackson Notes are guaranteed by Intelsat S.A., Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2019 Jackson Notes semi-annually on May 1 and November 1. Intelsat Jackson may redeem some or all of the 2019 Jackson Notes at any time prior to November 1, 2014 at a price equal to 100% of the principal amount thereof plus the make-whole premium described in the notes. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

The 2019 Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

7 1/4% Senior Notes due 2020

Intelsat Jackson had $2.2 billion in aggregate principal amount of 2020 Jackson Notes outstanding at December 31, 2012. The 2020 Jackson Notes bear interest at 7 1/4% annually and mature in October 2020. These notes are guaranteed by Intelsat S.A., Intelsat Luxembourg and certain of Intelsat Jackson’s subsidiaries.

Interest is payable on the 2020 Jackson Notes semi-annually on April 15 and October 15. With the exception of the two options stated below, the 2020 Jackson Notes are not redeemable prior to October 15, 2015. Thereafter, Intelsat Jackson may redeem some or all of the notes at the applicable redemption prices set forth in the notes.

Intelsat Jackson may redeem some or all of the 2020 Jackson Notes at any time prior to October 15, 2015 at a price equal to 100% of the principal amount thereof plus the applicable premium described in the respective notes. Or Intelsat Jackson may redeem at its option some or all of the 2020 Jackson Notes at any time prior to October 15, 2013 for up to 35% of the aggregate principal amount of the 2020 Jackson Notes with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent, under the conditions set forth in the notes.

7 1/4% Senior Notes due 2019 and 7 1/2% Senior Notes due 2021

Intelsat Jackson had $1.5 billion in aggregate principal amount of its 7 1/4% Senior Notes due 2019 (the “7 1/4% 2019 Jackson Notes”) and $1.15 billion aggregate principal amount of its 7 1/2% Senior Notes due 2021 (the “2021 Jackson Notes” and, together with the 7 1/4% 2019 Jackson Notes, the “New Jackson Notes”) outstanding at December 31, 2012. The New Jackson Notes are guaranteed by Intelsat S.A., Intelsat Luxembourg, and certain wholly-owned subsidiaries of Intelsat Jackson.

Interest is payable on the New Jackson Notes semi-annually on April 1 and October 1. Intelsat Jackson may redeem the 7 1/4% 2019 Jackson Notes and the 2021 Jackson Notes, in whole or in part, prior to April 1, 2015 and April 1, 2016, respectively, at a price equal to 100% of the principal amount plus the applicable premium described in the respective notes. Intelsat Jackson may redeem the 7 1/4% 2019 Jackson Notes and the 2021 Jackson Notes, in whole or in part, on or after April 1, 2015 and April 1, 2016, respectively, at redemption prices set forth in the respective notes. Or Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the New Jackson Notes on or prior to April 1, 2014, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent, under the conditions set forth in the respective notes.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

6 5/8% Senior Notes due 2022

Intelsat Jackson had $640.0 million in aggregate principal amount of the 2022 Intelsat Jackson Notes outstanding at December 31, 2012. The 2022 Intelsat Jackson Notes bear interest at 6 5/8% annually and mature in December 2022. These notes are guaranteed by Intelsat S.A. and Intelsat Luxembourg.

Interest is payable on the 2022 Intelsat Jackson Notes semi-annually on June 15 and December 15. With the exception of the two options stated below, the 2022 Intelsat Jackson Notes are not redeemable prior to December 15, 2017. Thereafter, Intelsat Jackson may redeem some or all of the 2022 Intelsat Jackson Notes at the applicable redemption prices set forth in the notes.

Intelsat Jackson may redeem some or all of the 2022 Intelsat Jackson Notes at any time prior to December 15, 2017 at a price equal to 100% of the principal amount thereof plus the applicable premium described in the notes. Intelsat Jackson may redeem up to 35% of the aggregate principal amount of the 2022 Intelsat Jackson Notes on or prior to December 15, 2015, with the net cash proceeds of one or more equity offerings by Intelsat Jackson or its direct or indirect parent, under the conditions set forth in the notes.

The 2022 Intelsat Jackson Notes are senior unsecured obligations of Intelsat Jackson and rank equally with Intelsat Jackson’s other senior unsecured indebtedness.

Intelsat Jackson Senior Unsecured Credit Agreement

Intelsat Jackson has a senior unsecured credit facility consisting of a senior unsecured term loan facility due 2014 with $195.2 million outstanding at December 31, 2012.

Borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement bear interest at either (i) LIBOR plus 250 basis points or (ii) the Above Bank Rate (“ABR”), which is the rate for any day equal to the higher of (a) the Federal Funds Rate plus 50 basis points and (b) the rate of interest in effect for such day as its prime rate, plus 150 basis points.

Borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement are prepayable at any time without premium or penalty. With respect to a change in control or asset sales, we are required to prepay all or part of the borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement at a price in cash equal to 101% of the principal amount.

Borrowings under the Intelsat Jackson Senior Unsecured Credit Agreement are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee the 2019 Jackson Notes and the 2020 Jackson Notes.

New Intelsat Jackson Senior Unsecured Credit Agreement

On July 1, 2008, Intelsat Jackson entered into the New Intelsat Jackson Senior Unsecured Credit Agreement, consisting of a senior unsecured term loan facility due 2014 with $810.9 million outstanding at December 31, 2012.

Borrowings under the New Intelsat Jackson Senior Unsecured Credit Agreement bear interest at either (i) LIBOR plus 300 basis points or (ii) the ABR plus 200 basis points. With respect to a change in control or asset sales, the New Intelsat Jackson Senior Unsecured Credit Agreement contains substantially the same prepayment provisions as the Intelsat Jackson Senior Unsecured Credit Agreement.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Borrowings under the New Intelsat Jackson Senior Unsecured Credit Agreement are guaranteed by Intelsat S.A., Intelsat Luxembourg and all of Intelsat Jackson’s subsidiaries that guarantee the 2019 Jackson Notes and the 2020 Jackson Notes.

Intelsat Jackson Senior Secured Credit Agreement

On January 12, 2011, Intelsat Jackson entered into a secured credit agreement (the “Intelsat Jackson Secured Credit Agreement”), which includes a $3.25 billion term loan facility maturing in April 2018 and a $500.0 million revolving credit facility with a five year maturity, and borrowed the full $3.25 billion under the term loan facility. The term loan facility requires regularly scheduled quarterly payments of principal equal to 0.25% of the original principal amount of the term loan beginning six months after January 12, 2011, with the remaining unpaid amount due and payable at maturity on April 2, 2018. Up to $350.0 million of the revolving credit facility is available for issuance of letters of credit. Additionally, up to $70.0 million of the revolving credit facility is available for swingline loans. Both the face amount of any outstanding letters of credit and any swingline loans reduce availability under the revolving credit facility on a dollar for dollar basis. Intelsat Jackson is required to pay a commitment fee for the unused commitments under the revolving credit facility, if any, at a rate per annum of 0.375%. As of December 31, 2012, Intelsat Jackson had $485.3 million (net of standby letters of credit) of availability remaining thereunder.

On October 3, 2012, Intelsat Jackson entered into an Amendment and Joinder Agreement (the “Jackson Credit Agreement Amendment”), which amended the Intelsat Jackson Secured Credit Agreement. As a result of the Jackson Credit Agreement Amendment, interest rates for borrowings under the term loan facility and the revolving credit facility are (i) LIBOR plus 3.25%, or (ii) the ABR plus 2.25%. Following the Jackson Credit Agreement Amendment, the interest rate may decrease to LIBOR plus 3.00% or ABR plus 2.00% based on the corporate family rating of Intelsat Jackson from Moody’s Investors Service, Inc. LIBOR and the ABR, plus the applicable margins, are determined as specified in the Intelsat Jackson Secured Credit Agreement, as amended by the Jackson Credit Agreement Amendment, and LIBOR will not be less than 1.25% per annum.

Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are guaranteed by Intelsat Luxembourg, and certain of Intelsat Jackson’s subsidiaries. Intelsat Jackson’s obligations under the Intelsat Jackson Secured Credit Agreement are secured by a first priority security interest in substantially all of the assets of Intelsat Jackson and the guarantors, to the extent legally permissible and subject to certain agreed exceptions, and by a pledge of the equity interests of the subsidiary guarantors and the direct subsidiaries of each guarantor, subject to certain exceptions, including exceptions for equity interests in certain non-U.S. subsidiaries, existing contractual prohibitions and prohibitions under other legal requirements.

The Intelsat Jackson Secured Credit Agreement includes two financial covenants. Intelsat Jackson must maintain a consolidated secured debt to consolidated EBITDA ratio of less than or equal to 3.50 to 1.00 at the end of each fiscal quarter as well as a consolidated EBITDA to consolidated interest expense ratio of greater than or equal to 1.75 to 1.00 at the end of each fiscal quarter, in each case as such financial measures are defined in the Intelsat Jackson Secured Credit Agreement. Intelsat Jackson was in compliance with these financial maintenance covenant ratios with a consolidated secured debt to consolidated EBITDA ratio of 1.51 to 1.00 and a consolidated EBITDA to consolidated interest expense ratio of 2.92 to 1.00 as of December 31, 2012.

(f) Horizons Holdings

Horizons Holdings had $48.8 million in aggregate principal amount of the Horizons 2 Loan Agreement outstanding at December 31, 2012. These notes bear interest at LIBOR plus 0.6%. Horizons Holdings’

obligations under the loan agreement are secured by a security interest in substantially all of the assets of Horizons Holdings, Horizons-1 and Horizons-2. Payments on the Horizons 2 Loan Agreement are made semi-annually in March and September in equal installments. As of December 31, 2012, four semi-annual payments remain on the Horizons 2 Loan Agreement, which will be fully repaid in September 2014.

Note 13    Derivative Instruments and Hedging Activities

Interest Rate Swaps

We are subject to interest rate risk primarily associated with our variable-rate borrowings. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes: the risk of increasing interest rates on short-term debt; the risk of increasing interest rates for planned new fixed long-term financings; and the risk of increasing interest rates for planned refinancing using long-term fixed-rate debt. We have entered into interest rate swap agreements to reduce the impact of interest rate movements on future interest expense by converting substantially all of our floating-rate debt to a fixed rate.

In connection with the 2011 Secured Loan Refinancing, certain of our interest rate swaps were assigned by Intelsat Sub Holdco and Intelsat Corp to Intelsat Jackson, and are now secured by a first priority security interest in the collateral that also secures obligations under the Intelsat Jackson Secured Credit Agreement (see Note 12—Long-Term Debt).

On December 22, 2011, we amended our interest rate swap agreements with an aggregate notional amount of $448.5 million between Intelsat Jackson and respective counterparties to the interest rate swaps. These amendments resulted in a change to the maturity date, the applicable fixed rate of interest that we pay and certain termination events.

During the first quarter of 2012, we amended our interest rate swap agreements with an aggregate notional amount of $1.2 billion between Intelsat Jackson and respective counterparties to the interest rate swaps. These amendments resulted in a change to the maturity date, the applicable fixed rate of interest that we pay and certain termination events.

As of December 31, 2012, we held interest rate swaps with aggregate notional amounts of $731.4 million and $1.6 billion which mature in March 2013 and January 2016, respectively. These swaps were entered into, as further described below, to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured and unsecured credit facilities, but have not been designated as hedges for accounting purposes. On a quarterly basis, we receive a floating rate of interest equal to the three-month LIBOR and pay a fixed rate of interest. On the interest rate reset date of December 14, 2012, the interest rate which the counterparties utilized to compute interest due to us was determined to be 0.31%.

Additionally, New Dawn had a floating-to-fixed interest rate swap to hedge future interest payments on its senior and mezzanine term loan facilities. The interest rate swap had an effective date of July 7, 2011, maturing on July 7, 2014, with a notional amount of $65.5 million for the mezzanine loan and varying notional amounts for the senior loan. We received an interest rate of three-month LIBOR and paid a fixed coupon of 3.72%. On the interest rate reset date of July 5, 2012, the interest rate which the counterparties utilized to compute interest due to us was 0.46%. This swap was undesignated as a hedge for accounting purposes. In July 2012, in conjunction with the prepayment of $112.2 million of New Dawn debt made out of restricted cash, we settled $69.0 million notional amount under the New Dawn interest rate swap associated with the senior term loan facilities for $4.1 million (see Note 12—Long-Term Debt—New Dawn Credit Facilities). On October 5, 2012, in conjunction with the repayment of the remaining New Dawn debt related to the New Dawn Equity Purchase (see Note 9(c)—

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Investments—New Dawn), we made a $5.3 million termination payment to the respective counterparties on New Dawn’s interest rate swap agreement, effectively settling the remaining notional amount.

The counterparties to our interest rate swap agreements are highly rated financial institutions. In the unlikely event that the counterparties fail to meet the terms of the interest rate swaps, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreement. We do not anticipate non-performance by the counterparties.

All of our interest rate swaps were undesignated as of December 31, 2012. The swaps are marked-to-market quarterly with any change in fair value recorded within losses on derivative financial instruments in our consolidated statements of operations. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements of our derivatives. The fair value measurement of derivatives could result in either a net asset or a net liability position for us. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting arrangements as applicable and necessary. When the swaps are in a net liability position for us, the credit valuation adjustments are calculated by determining the total expected exposure of the derivatives, incorporating the current and potential future exposures and then applying an applicable credit spread to the exposure. The total expected exposure of a derivative is derived using market-observable inputs, such as yield curves and volatilities. The inputs utilized for our own credit spread are based on implied spreads from traded levels of our debt. Accordingly, as of December 31, 2012 we recorded a non-cash credit valuation adjustment of approximately $5.3 million as a reduction to our liability.

Put Option Embedded Derivative Instrument

On the date of issuance of the 2015 Intelsat Sub Holdco Notes, Series B, we determined that these debt instruments contained a contingent put option clause within the host contract, which afforded the holders of the notes the option to require the issuer to repurchase such notes at 101% of their principal amount in the event of a change of control, as defined in the indenture governing the notes. In our evaluation of the financing arrangement, we concluded that the contingent put option required bifurcation in accordance with current accounting standards under FASB ASC 815. We therefore bifurcated the contingent put option and carried it as a derivative liability at fair value. We estimated the fair value of the derivative on the date of inception using a standard valuation technique, which places the most significant emphasis upon the estimated date and probability of a change of control and incorporated the issue price, maturity date and change of control put price. We subsequently revalued the derivative at the end of each reporting period, recognizing any change in fair value through earnings. The fair value of the embedded derivative was calculated as $4.3 million at December 31, 2010. As of May 5, 2011, we redeemed the entire $400 million aggregate principal amount outstanding of the 2015 Intelsat Sub Holdco Notes, Series B. Therefore, we derecognized the embedded derivative liability and the value at December 31, 2011 was $0. We recorded a gain of $4.3 million included in losses on derivative financial instruments in our consolidated statement of operations during the year ended December 31, 2011 to adjust the fair market value of the put option embedded derivative to $0.

The following table sets forth the fair value of our derivatives by category (in thousands):

		Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011	December 31, 2012
Undesignated interest rate swaps	Other current liabilities	$14,828	$7,246
Undesignated interest rate swaps	Other long-term liabilities	80,690	67,318

Total derivatives		$95,518	$74,564

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The following table sets forth the effect of the derivative instruments on the consolidated statements of operations (in thousands):

Derivatives not designated as hedging instruments	Presentation in Statements of Operations	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Undesignated interest rate swaps	Losses on derivative financial instruments	$99,814	$28,930	$39,935
Put option embedded derivative	Losses on derivative financial instruments	(10,305)	(4,295)	—

Total losses on derivative financial instruments		$89,509	$24,635	$39,935

Note 14    Income Taxes

The following table summarizes our total loss before income taxes (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Domestic loss before income taxes	$(452,178)	$(567,039)	$(627,617)
Foreign income (loss) before income taxes	(89,851)	76,381	458,488

Total loss before income taxes	$(542,029)	$(490,658)	$(169,129)

The change between our pre-tax domestic and foreign income (loss) for the year ended December 31, 2011 as compared to 2012 is due primarily to the 2011 Reorganization.

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Current income tax provision (benefit)
Domestic	$(5,097)	$1,162	$1,019
Foreign	23,942	23,011	41,239

Total	18,845	24,173	42,258

Deferred income tax benefit:
Foreign	(45,513)	(79,566)	(61,889)

Total	(45,513)	(79,566)	(61,889)

Total income tax benefit:	$(26,668)	$(55,393)	$(19,631)

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The income tax provision (benefit) was different from the amount computed using the Luxembourg statutory income tax rate of 28.80% for the reasons set forth in the following table (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Expected tax benefit at Luxembourg statutory income tax rate	$(154,492)	$(141,310)	$(48,709)
Foreign income tax differential	230	27,626	33,118
Nontaxable interest income	(45,482)	(102,758)	(136,478)
U.S. extraterritorial income exclusion tax benefit	5,854	(208)	(37,597)
Change in tax rate	(7,948)	716	—
Medicare Part D subsidy	2,891	—	—
Changes in unrecognized tax benefits	(17,345)	(5,087)	1,756
Fair market value basis adjustment on Luxembourg assets and liabilities	(106,477)	—	—
Changes in valuation allowance	298,932	173,930	174,038
Tax effect of 2011 Intercompany Sale	—	(6,272)	(6,416)
Other	(2,831)	(2,030)	657

Total income tax benefit	$(26,668)	$(55,393)	$(19,631)

Based on recent U.S. Internal Revenue Service guidance, we recorded a $37.6 million additional tax benefit related to U.S. extraterritorial income which was excluded in prior years.

Because of our cumulative losses in recent years and the inherent uncertainty associated with the realization of future income in the near term, we have recorded a valuation allowance against our Luxembourg net deferred tax assets at December 31, 2011 and 2012. In December 2012, Luxembourg enacted a tax rate change increasing the tax rate from 28.8% to 29.22%. The effective date of the enacted tax rate change is January 1, 2013. Due to the full valuation allowance on our Luxembourg net deferred tax assets, the rate change did not affect our tax expense. Our Luxembourg net operating loss includes the effect of Luxembourg GAAP to US GAAP differences, primarily related to fair value adjustments attributable to our Luxembourg Migration on December 15, 2009 and the 2011 Reorganization.

The following table details the composition of the net deferred tax balances as of December 31, 2011 and 2012 (in thousands).

	As of December 31, 2011	As of December 31, 2012
Current deferred taxes, net	$26,058	$94,779
Long-term deferred taxes, net	(265,181)	(286,673)
Other assets	7,407	7,957

Net deferred taxes	$(231,716)	$(183,937)

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The components of the net deferred tax liability were as follows (in thousands):

	As of December 31, 2011	As of December 31, 2012
Deferred tax assets:
Accruals and advances	$37,592	$35,801
Amortizable intangible assets	447,839	516,562
Non-amortizable intangible assets	85,219	30,588
Performance incentives	35,984	29,653
Customer deposits	56,605	50,833
Bad debt reserve	1,668	4,113
Accrued retirement benefits	116,130	100,748
Interest rate swap	14,999	3,562
Satellites and other property and equipment	125,422	337,476
Disallowed interest expense carryforward	27,653	88,192
Net operating loss carryforward	627,147	1,068,126
Capital loss carryforward	22,680	22,259
Tax credits	16,345	20,643
Other	22,857	60,137

Total deferred tax assets	1,638,140	2,368,693

Deferred tax liabilities:
Satellites and other property and equipment	(79,706)	(64,700)
Amortizable intangible assets	(35,612)	(34,958)
Non-amortizable intangible assets	(268,087)	(267,965)
Tax basis differences in investments and affiliates	(273,281)	(238,859)
Other	(8,008)	(2,783)

Total deferred tax liabilities	(664,694)	(609,265)

Valuation allowance	(1,205,162)	(1,943,365)

Total net deferred tax liabilities	$(231,716)	$(183,937)

As of December 31, 2011 and 2012, our consolidated balance sheets included a deferred tax asset in the amount of $627.1 million and $1.1 billion, respectively, attributable to the future benefit from the utilization of certain net operating loss carryforwards and $16.3 million and $20.6 million of deferred tax assets, respectively, attributable to the future benefit from the utilization of tax credit carryforwards. As of December 31, 2012, we had tax effected U.S. federal, state and other foreign tax net operating loss carryforwards of $125.6 million expiring, for the most part, between 2017 and 2032 and tax effected Luxembourg net operating loss carryforwards of $942.5 million without expiration. These Luxembourg net operating loss carryforwards were caused primarily by our interest expense. Our alternative minimum tax credit carryforward of $17.8 million may be carried forward indefinitely and the $2.9 million research and development credit may be carried forward to 2016. Our capital loss carry forward was $22.3 million, which may be carried forward for the next one to four years to offset capital gains. As we do not believe we will generate capital gains sufficient to offset this capital loss carryforward in the next one to four years, an offsetting valuation allowance has been recorded.

Our valuation allowance as of December 31, 2012 was $1.9 billion, of which $22.3 million relates to our capital loss carryforwards. In October 2012, we completed the sale of the U.S. Administrative Headquarters

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Property in Washington, D.C. and subsequently entered into an agreement to lease space in McLean, Virginia, beginning in mid-2014, for the New U.S. Administrative Headquarters Property. As a result, we recorded a valuation allowance of $19.3 million against the Washington, D.C. net operating loss carry forwards that are expected to expire unused after the move of our U.S. administrative headquarters from Washington, D.C. to McLean, Virginia. Almost all of the remaining valuation allowance relates to net operating loss carryforwards and deferred tax assets created by differences between US GAAP and Luxembourg tax basis. Certain operations of our subsidiaries are controlled by various intercompany agreements which provide these subsidiaries with predictable operating profits. Other subsidiaries, principally Luxembourg subsidiaries, are subject to the risks of our overall business conditions which make their earnings less predictable.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	2011	2012
Balance at January 1	$71,981	$64,767
Increases related to current year tax positions	3,665	3,593
Increases related to prior year tax positions	5,064	3,580
Decreases related to prior year tax positions	(14,259)	(3,177)
Expiration of statute of limitations for the assessment of taxes	(1,684)	(1,748)

Balance at December 31	$64,767	$67,015

As of December 31, 2012, our gross unrecognized tax benefits were $67.0 million (including interest and penalties), of which $48.4 million if recognized, would affect our effective tax rate. As of December 31, 2011 and 2012, we had recorded reserves for interest and penalties of $8.6 million and $11.6 million, respectively. We continue to recognize interest and, to the extent applicable, penalties with respect to the unrecognized tax benefits as income tax expense.

We operate in various taxable jurisdictions throughout the world and our tax returns are subject to audit and review from time to time. We consider Luxembourg, the United Kingdom and the United States to be our significant tax jurisdictions. Our Luxembourg, U.S. and U.K. companies are subject to federal, state and local income tax examination for periods after December 31, 2003.

Within the next twelve months, we believe that there are no jurisdictions in which the outcome of unresolved tax issues or claims is likely to be material to our results of operations, financial position or cash flows.

On March 7, 2011, Intelsat Holding Corporation was notified by the Internal Revenue Service of its intent to initiate an audit for the tax years ended December 31, 2008 and 2009. We do not currently expect the result of this audit to have a material impact on our provision for income taxes.

In May 2012, India enacted new legislation that defines payments for satellite services as “royalties for the use of a process”. Due to the law’s retroactive application, and because it is contrary to recent Delhi High Court rulings as well as model commentaries issued by international tax bodies, we are likely to appeal any assessments we may receive as a result of the new law, and we believe that it is more likely than not that we would be successful with such appeals. As a result, we do not expect this new law to have a material impact on our provision for income taxes.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Tax Contingency

Prior to August 20, 2004, our subsidiary, Intelsat Corp, joined with The DIRECTV Group and General Motors Corporation in filing a consolidated U.S. federal income tax return. In April 2004, Intelsat Corp entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among Intelsat Corp and its subsidiaries, The DIRECTV Group and certain of its affiliates. Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify Intelsat Corp for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from Intelsat Corp regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation and The DIRECTV Group, except those income taxes Intelsat Corp is required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify Intelsat Corp for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the PanAmSat recapitalization, which occurred on August 20, 2004, in amounts equal to 80% of the first $75.0 million of such other taxes and 100% of any other taxes in excess of the first $75.0 million. As a result, Intelsat Corp’s tax exposure after indemnification related to these periods is capped at $15.0 million, of which $4.0 million has been paid to date. The tax separation agreement with The DIRECTV Group is effective from August 20, 2004 until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates. As of December 31, 2011 and 2012, we had a tax indemnification receivable of $2.3 million.

Note 15    Contractual Commitments

In the further development and operation of our commercial global communications satellite system, significant additional expenditures are anticipated. In connection with these and other expenditures, we have assumed a significant amount of long-term debt, as described in Note 12—Long-Term Debt. In addition to these debt and related interest obligations, we have expenditures represented by other contractual commitments. The additional expenditures as of December 31, 2012 and the expected year of payment are as follows (in thousands):

	Satellite Construction and Launch Obligations	Satellite Performance Incentive Obligations	Operating Leases	Sublease Rental Income	Customer and Vendor Contracts	Total
2013	$375,760	$37,951	$12,885	$(46)	$124,745	$551,295
2014	189,508	31,777	8,098	(40)	19,802	249,145
2015	96,821	28,883	12,928	(41)	11,579	150,170
2016	55,740	26,733	13,086	(71)	4,476	99,964
2017	29,340	25,092	12,143	—	1,396	67,971
2018 and thereafter	137,674	145,506	143,695	—	864	427,739

Total contractual commitments	$884,843	$295,942	$202,835	$(198)	$162,862	$1,546,284

(a) Satellite Construction and Launch Obligations

As of December 31, 2012, we had approximately $884.8 million of expenditures remaining under our existing satellite construction and launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite’s launch. As of December 31, 2012, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

The satellite construction contracts typically require that we make progress payments during the period of the satellite’s construction. The satellite construction contracts contain provisions that allow us to terminate the contracts with or without cause. If terminated without cause, we would forfeit the progress payments and be subject to termination payments that escalate with the passage of time. If terminated for cause, we would be entitled to recover any payments we made under the contracts and certain liquidated damages as specified in the contracts.

Within satellite construction launch obligations there are annual performance incentive obligations related to the IS-27 satellite, which experienced a launch failure on February 1, 2013. We expect that a portion of the insurance proceeds from the claim will be used to pay the performance incentive obligation related to the IS-27 satellite (see Note 8(b)—Satellites and Other Property and Equipment—Satellite Launches).

(b) Satellite Performance Incentive Obligations

Satellite construction contracts also typically require that we make orbital incentive payments (plus interest as defined in each agreement with the satellite manufacturer) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2012, we had $295.9 million recorded in relation to satellite performance incentive obligations, including future interest payments.

(c) Operating Leases

We have commitments for operating leases primarily relating to equipment and office facilities, including the New U.S. Administrative Headquarters, for which we entered into an agreement on November 30, 2012, to lease space in a building to be constructed in McLean, Virginia. The obligation and timing of the New U.S. Administrative Headquarters Property lease payments are contingent upon the completion of the building and office space. Further, if the building and office space is not complete by the appointed time in 2014, we will continue to lease space at the U.S. Administrative Headquarters Property in Washington, D.C. Leases related to equipment and office facilities, contain rental escalation provisions for increases. As of December 31, 2012, the total obligation related to operating leases, net of sublease income on leased facilities and rental income, was $202.6 million. Rental income and sublease income are included in other income (expense), net in the accompanying consolidated statements of operations.

Total rent expense for the years ended December 31, 2010, 2011 and 2012, was $6.1 million, $4.9 million and $7.0 million, respectively.

(d) Customer and Vendor Contracts

We have contracts with certain customers that require us to provide equipment, services and other support during the term of the related contracts. We also have long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2012, we had commitments under these customer and vendor contracts which totaled approximately $162.9 million related to the provision of equipment, services and other support.

Note 16    Contingencies

(a) Insurance

As of December 31, 2012, the majority of our in-orbit satellites were uninsured.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

An uninsured failure of one or more satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies would increase our costs, thereby reducing income from operations by the amount of such increased premiums.

(b) Litigation and Claims

We are subject to litigation in the ordinary course of business. Management does not believe that the resolution of any pending proceedings would have a material adverse effect on our financial position or results of operations.

(c) LCO Protection

Most of the customer service commitments entered into prior to our privatization were transferred to us pursuant to novation agreements. Certain of these agreements contain provisions, including provisions for lifeline connectivity obligation (“LCO”) protection, which constrain our ability to price services in some circumstances. Our LCO contracts require us to provide customers with the right to renew their service commitments covered by LCO contracts at prices no higher than the prices charged for those services on the privatization date. Under some circumstances, we may also be required by an LCO contract to reduce the price for a service commitment covered by the contract. LCO protection may continue until July 18, 2013. As of December 31, 2012, we had approximately $65.9 million of backlog (less than 1% of total backlog) covered by LCO contracts, and to date we have not been required to reduce prices for our LCO-protected service commitments. There can be no assurance that we will not be required to reduce prices in the future under our LCO commitments.

(d) Loss Contingency

We entered into an agreement pursuant to which an independent third party made an investment commitment to us. This commitment was subject to certain terms and conditions and had a fixed duration. We paid a $10.0 million fee to the third party under this agreement in 2011. The commitment expired on October 1, 2012 and the investment was not consummated. We recorded a $20.0 million pretax charge plus associated costs and expenses of $1.0 million in the third quarter of 2012 within other income (expense), net in the accompanying consolidated statement of operations. The charge consisted of the $10.0 million previously paid in 2011, an additional $10.0 million paid to the third party upon expiration of the commitment, and $1.0 million for related costs and expenses.

(e)	WildBlue Litigation

In late 2010, Intelsat USA Sales Corp. (“USA Sales”), our wholly-owned indirect subsidiary, and certain of our directors and officers, were named as defendants in an amendment to a lawsuit filed against WildBlue in Delaware. The lawsuit alleged, among other things, that various former directors of WildBlue, including certain of our directors and officers, breached their fiduciary duty in connection with their approval of a recapitalization of WildBlue in July 2008. WildBlue was a U.S. satellite broadband internet service provider, and USA Sales owned approximately 28% of WildBlue before selling its interest to Viasat in a non-cash transaction in December 2009. On November 30, 2011, the parties reached a settlement, pursuant to which we agreed to pay $6.1 million, representing our share of the settlement payment, in exchange for a release of all claims made by the plaintiffs. The court approved the settlement in January 2012. We accrued the $6.1 million in the fourth quarter of 2011 and it is included in other income, net in the accompanying consolidated statement of operations for the year ended December 31, 2011. We incurred approximately $2.2 million of legal fees in connection with the case, which have been reflected in selling, general and administrative expenses in the accompanying consolidated statement of operations.

Intelsat Global Holdings S.A.

Notes to Consolidated Financial Statements – (Continued)

Note 17    Business and Geographic Segment Information

We operate in a single industry segment, in which we provide satellite services to our communications customers around the world. Revenue by region is based on the locations of customers to which services are billed. Our satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of our remaining assets, substantially all are located in the United States.

We earn revenue primarily by providing services over satellite transponder capacity to our customers. Our customers generally obtain satellite capacity services from us by placing an order pursuant to one of several master customer service agreements. Our customer agreements also cover services that we procure from third parties and resell, which we refer to as off-network services. These services can include transponder services and other satellite-based transmission services in frequencies not available on our network. Under the category off-network and other revenues, we also include revenues from consulting and other services.

The geographic distribution of our revenue was as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
North America	46%	47%	46%
Europe	16%	16%	16%
Africa and Middle East	18%	17%	16%
Latin America and Caribbean	13%	14%	15%
Asia Pacific	7%	6%	7%

Approximately 4% of our revenue was derived from our largest customer during each of the years ended December 31, 2010, 2011 and 2012. The ten largest customers accounted for approximately 27%, 27% and 25% of our revenue for the years ended December 31, 2010, 2011 and 2012, respectively.

Our revenues were derived from the following services, with Off-Network and Other Revenues shown separately from On-Network Revenues (in thousands, except percentages):

	Year Ended December 31, 2010		Year Ended December 31, 2011		Year Ended December 31, 2012
On-Network Revenues
Transponder services	1,839,047	72%	1,907,768	74%	1,950,230	75%
Managed services	310,233	12%	282,386	11%	276,024	11%
Channel	119,924	5%	104,981	4%	91,805	4%

Total on-network revenues	2,269,204	89%	2,295,135	89%	2,318,059	89%
Off-Network and Other Revenues
Transponder , MSS and other off-network services	233,293	9%	237,020	9%	234,143	9%
Satelitte-related services	42,155	1%	56,271	2%	57,950	2%

Total off-network and other revenues	275,448	11%	293,291	11%	292,093	11%

Total	$2,544,652	100%	$2,588,426	100%	$2,610,152	100%

Note 18    Related Party Transactions

(a) Shareholders’ Agreement

The shareholders of Intelsat Global entered into shareholders’ agreements on February 4, 2008. The shareholders’ agreements were assigned to Intelsat Global Holdings by amendments effective as of March 30, 2012. The shareholders’ agreements and the articles of incorporation of Intelsat Global Holdings provide, among other things, for the governance of Intelsat Global Holdings and its subsidiaries and provide specific rights to and limitations upon the holders of Intelsat Global Holdings’ share capital with respect to shares held by such holders.

(b) Monitoring Fee Agreements

Intelsat Luxembourg, our wholly-owned subsidiary, has a monitoring fee agreement dated February 4, 2008 (the “2008 MFA”) with BC Partners Limited and Silver Lake Management Company III, LLC, (together, the “2008 MFA Parties”), pursuant to which the 2008 MFA Parties provide certain monitoring, advisory and consulting services to Intelsat Luxembourg. We recorded expense for services associated with the 2008 MFA of $24.7 million, $24.9 million and $25.1 million for the years ended December 31, 2010, 2011 and 2012, respectively.

(c) Ownership by Management

Certain directors, officers and key employees of Intelsat Global Holdings and its subsidiaries hold restricted shares, options and SCAs of Intelsat Global Holdings (see Note 4—Share-based and Other Compensation). In the aggregate, these shares and arrangements outstanding as of December 31, 2012 comprise approximately 12.3% of the voting equity of Intelsat Global Holdings on a fully diluted basis.

During the years ended December 31, 2011 and 2012, we repurchased shares and cancelled options to purchase shares held by certain former employees. A portion of the amounts due to the former employees was paid at the repurchase date and we entered into non-interest bearing promissory notes in favor of the former employees for the remainder. The notes are payable in installments over two to five years following the repurchase date. As of December 31, 2011 and 2012, $1.1 million and $0.9 million principal amount of notes remained outstanding, respectively.

(d) Horizons Holdings

We have a 50% ownership interest in Horizons Holdings as a result of a joint venture with JSAT (see Note 9(b)—Investments—Horizons Holdings).

(e) New Dawn

We had a 74.9% ownership interest in New Dawn as a result of the New Dawn Project Agreement with Convergence Partners. On October 5, 2012 we purchased the remaining ownership interest from Convergence Partners (see Note 9(c)—Investments—New Dawn).

(f) WP Com

We have a 49% ownership interest in WP Com as a result of a joint venture with Corporativo (see Note 9(d)—Investments—WP Com).

Note 19    Quarterly Results of Operations (in thousands, unaudited)

	Quarter Ended
2011	March 31	June 30	September 30	December 31
Revenue	$640,188	$642,446	$652,881	$652,911
Income from operations	290,277	271,364	292,131	315,020
Net loss	(216,022)	(214,725)	(2,458)	(2,061)
Net loss attributable to Intelsat Global Holdings S.A.	(215,861)	(213,611)	(791)	(3,897)

	Quarter Ended
2012	March 31	June 30	September 30	December 31
Revenue	$644,169	$638,668	$654,946	$672,368
Income from operations	291,275	281,543	300,959	311,611
Net loss	(25,067)	(84,328)	(35,349)	(4,755)
Net loss attributable to Intelsat Global Holdings S.A.	(25,248)	(84,710)	(35,430)	(5,750)

The quarter ended March 31, 2011 includes a $168.2 million loss on early extinguishment of debt recognized in connection with the repayment of debt in the 2011 Secured Loan Refinancing and the 2011 Notes Redemptions. The quarter ended June 30, 2011 includes a $158.0 million loss on early extinguishment of debt related to the repayment of debt in connection with the 2011 Intelsat Jackson Notes Offering, and the subsequent tender offers and additional redemptions. The quarter ended September 30, 2011 includes a $20.2 million loss from previously unconsolidated affiliates for a charge as a result of the remeasurement of our investment in Horizons Holdings to fair value upon the consolidation of the joint venture on September 30, 2011 (see Note 9(b) Investments—Horizons Holdings). In addition, we recorded a $7.4 million income tax benefit in the quarter ended September 30, 2011, related to this change.

The quarter ended June 30, 2012 includes a $43.4 million loss on early extinguishment of debt related to the repayment of debt in connection with the 2012 Intelsat Jackson Notes Offering, Tender Offers and Redemptions. The quarter ended September 30, 2012 includes a $20.0 million pre-tax charge plus $1.0 million of associated costs and expenses in connection with the expiration of an unconsummated third-party investment commitment. The quarter ended December 31, 2012 includes a $24.3 million loss on early extinguishment of debt related to the repayment of debt in connection with the 2012 Intelsat Jackson Notes Offering, Tender Offers and Redemptions.

Intelsat Global Holdings S.A.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
	(in thousands)
Year ended December 31, 2010:
Allowance for doubtful accounts	$20,517	$7,839	$(6,608)	$21,748
Reserve for operating leases	$101	$(101)	$—	$—
Restructuring reserve	$2,956	$—	$(1,883)	$1,073

Year ended December 31, 2011:
Allowance for doubtful accounts	$21,748	$5,129	$(6,047)	$20,830
Restructuring reserve	$1,073	$—	$(1,073)	$—

Year ended December 31, 2012:
Allowance for doubtful accounts	$20,830	$8,911	$(6,158)	$23,583

INTELSAT...

1 Global Network

8 Teleports

30 Regional video neighborhoods

49 years of connecting the globe

50+ Satellites

150 Value-added network operators

300 Content and Direct-to-home providers

525 High definition television channels

1,400 Diversified customers

INTELSAT
Closer, by far

Until May 12, 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

3,000,000

5.75% Series A Mandatory Convertible

Junior Non-Voting Preferred Shares

PROSPECTUS

April 17, 2013